As filed with the Securities and Exchange Commission on October 10, 2014

Registration No. 333-197660

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 6 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VIRGIN AMERICA INC.

(Exact name of registrant as specified in its charter)

Delaware	4512	20-1585173
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

555 Airport Boulevard

Burlingame, California 94010

(650) 762-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

C. David Cush

President and Chief Executive Officer

Virgin America Inc.

555 Airport Boulevard, Burlingame, California 94010

(650) 762-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Tad J. Freese Nathan C. Salha Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	John J. Varley Senior Vice President and General Counsel Virgin America Inc. 555 Airport Boulevard Burlingame, California 94010 (650) 762-7000	Alan F. Denenberg Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of the proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$ 115,000,000	$ 14,812 (2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated October 10, 2014.

PROSPECTUS

                 Shares

Virgin America Inc.

Common Stock

This is our initial public offering of shares of our common stock. We are offering                  shares. In addition, VX Employee Holdings, LLC, a Virgin America employee stock ownership vehicle that we consolidate for financial reporting purposes, is offering 1,745,395 issued and outstanding shares as a selling stockholder. We will not receive any proceeds from the shares sold by this selling stockholder.

No public market currently exists for our shares of common stock.

We intend to apply to list our shares of common stock on the NASDAQ Global Select Market under the symbol “VA.” We anticipate that the initial public offering price per share will be between $         and $        .

Investing in our common stock involves risks. See “Risk Factors” beginning on page 21 of this prospectus.

	Per Share	Total
Price to the Public	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us (before expenses)	$	$
Proceeds to selling stockholder (before expenses)	$	$

(1)	We refer you to “Underwriting” beginning on page 158 of this prospectus for additional information regarding underwriting compensation.

Our principal stockholders, funds affiliated with or related to Cyrus Capital Partners, L.P. (which we refer to in this prospectus collectively as “Cyrus Capital”) and affiliates of Virgin Group Holdings Limited (which we refer to in this prospectus collectively as the “Virgin Group”), as option selling stockholders, have granted the underwriters an option to purchase up to                  additional shares of common stock at the initial public offering price less the underwriting discount solely to cover overallotments. We will receive no proceeds from the sale of any shares sold by these option selling stockholders if the overallotment option is exercised.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                     , 2014.

Barclays	Deutsche Bank Securities

BofA Merrill Lynch	Cowen and Company	Goldman, Sachs & Co.

Imperial Capital	LOYAL3 Securities	Raymond James

                    , 2014.

Virgin america

# A BUSINESS-FRIENDLY PRODUCT AND ROUTE NETWORK

Seattle
Portland
San Francisco
Las Vegas
Palm Springs
Los Angeles
San Diego
Chicago
Boston
New York/LGA
New York/JFK
Newark
Washington D.C./Dulles
Washington D.C./Reagan National
Dallas Love Field
Austin
Orlando
Fort Lauderdale
Cabo San Lucas
Puerto Vallarta
Cancun
SEASONAL ROUTE

# AN AWARD-WINNING GUEST EXPERIENCE

FIRST CLASS

MAIN CABIN SELECT

MAIN CABIN

THE LOFT AT LAX

We are responsible for the information contained in this prospectus or contained in any free writing prospectus prepared by or on behalf of us to which we have referred you. Neither we, the selling stockholders nor the underwriters, have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission, and we take no responsibility for any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, results of operations or financial condition may have changed since such date.

Until                     , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

SUMMARY

This summary highlights selected information about us and the common stock being offered by us and the selling stockholders. It may not contain all of the information that is important to you. Before investing in our common stock, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our financial statements and the accompanying notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

Virgin America is a premium-branded, low-cost airline based in California that provides scheduled air travel in the continental United States and Mexico. We operate primarily from our focus cities of Los Angeles and San Francisco to other major business and leisure destinations in North America. We provide a distinctive offering for our passengers, whom we call guests, that is centered around our brand and our premium travel experience, while at the same time maintaining a low-cost structure through our point-to-point network and high utilization of our efficient, single fleet type. Our distinctive business model allows us to offer a product that is attractive to guests who historically favored legacy airlines but at a lower cost than that of legacy airlines. This business model enables us to compete effectively with other low-cost carriers, or LCCs, by generating a higher stage-length adjusted revenue per available seat mile. Conversely, while our lower seating configuration and the cost of our premium services contribute to a higher stage-length adjusted cost per available seat mile than that of other LCCs, our underlying cost structure stemming principally from our single fleet type and point-to-point network is competitive within the industry. As of June 30, 2014, we provided service to 21 airports in the United States and Mexico with a fleet of 53 narrow-body aircraft.

Leveraging the reputation of the Virgin brand, a global brand founded by Sir Richard Branson, we target guests who value the experience associated with the Virgin brand and the high-quality product and service that we offer. Our employees, whom we call teammates, provide a personalized level of service to our guests that is a key component of our product. Other elements of our premium product available fleetwide include power outlets adjacent to every seat, inflight wireless internet access, distinctive on-board mood lighting, leather seats, high-quality food and beverage offerings and our Red® inflight entertainment system, which we believe is industry leading, featuring a nine-inch personal touch-screen interface with a variety of features available on-demand, including live television, movies, seat-to-seat text chat, games, interactive maps and music. We have won numerous awards for our product, including Best Domestic Airline in Travel + Leisure Magazine’s World’s Best Awards for the past seven consecutive years as well as each of Best Domestic Airline in Condé Nast Traveler Magazine’s Readers’ Choice Awards and Best U.S. Business/First Class Airline in Condé Nast Traveler Magazine’s Business Travel Poll for the past six consecutive years.

LCCs in the United States generally operate point-to-point networks with a single fleet type, a single class of service with a relatively high density seating configuration, high degree of outsourced operational services and high aircraft utilization. While we have many of these characteristics, we differentiate ourselves from other LCCs in the United States with additional attributes that business and high-end leisure travelers value. In contrast to most LCCs, we have three classes of service onboard our aircraft. In addition to our Main Cabin economy product, we offer our guests a First Class product and a premium economy class product called Main Cabin Select. We also provide a number of other amenities that are important to frequent travelers, including our Elevate® loyalty program with tiered benefits for our most loyal guests, lounge access in certain airports, including our own Virgin America Loft at Los Angeles International Airport (LAX), interline and codeshare partnerships with other airlines and a wide range of distribution channels and contractual travel discounts for over 250 major corporate customers and travel agents. While these amenities result in a higher cost per available seat mile, or CASM, than we could otherwise achieve with a more traditional LCC model, we believe that these amenities, along with our premium on-board features, enabled us to realize the highest average passenger revenue per available seat mile, or PRASM, in 2013 among U.S. LCCs within most of our markets.

Our disciplined cost control is also core to our strategy, and we maintain the cost simplicity of other LCCs. We operate one of the youngest fleets among U.S. airlines, comprised entirely of fuel-efficient Airbus A320-family aircraft. Our single fleet type allows us to avoid the operational complexities and cost disadvantages of carriers with multiple and older fleet types. In addition, our long-haul, point-to-point network results in high aircraft utilization and efficient scheduling of our aircraft and crews. We believe that our teammates are productive and attentive to our guests, contributing to our cost advantage while maintaining our high-quality travel experience. We also outsource many non-core functions, such as certain ground handling activities, major airframe and engine maintenance and call center functions, leading to efficient, cost-competitive services and flexibility in these areas.

Executing our strategy of providing a premium travel experience within a disciplined, competitive cost structure has led to improved financial results. For 2013, we recorded operating revenues of $1.4 billion, operating income of $80.9 million and net income of $10.1 million. We increased our revenue per available seat mile, or RASM, in 2013 by 9.3% compared to 2012, the largest increase of any major U.S. airline. Furthermore, our CASM of 10.98 cents increased by only 0.7% from 2012. On a stage-length adjusted basis, our 2013 CASM was competitive within the industry and below that of legacy airlines. We completed a recapitalization of a majority of our operating lease and debt obligations in May 2013, leading to a $34.7 million decline in aircraft rent expense and a $44.8 million decline in interest expense for 2013 compared to 2012. As a result of our RASM increase and the reduction in rent and interest expense, our financial performance improved from a net loss of $145.4 million in 2012 to net income of $10.1 million in 2013. In the first six months of 2014, we had net income of $14.6 million, compared to a net loss of $37.5 million in the first six months of 2013. Our RASM in the first six months of 2014 increased by 4.6% from the prior year period, while our CASM in the first six months of 2014 increased by only 1.5% from the prior year period.

Our business model relies on attracting guests who value the premium product that we provide. Because we provide a high level of amenities to our guests, it generally requires a longer period of time for us to reach profitability in each new market that we enter than it might require for a traditional LCC that does not provide this higher level of service. However, we believe that in the long term, our business model enables us to have financially successful routes as evidenced by our PRASM premium over other LCCs in our markets and in part by our recent history of operating profitability in 2013 after two years of rapid growth into new markets in 2011 and 2012.

Our Competitive Strengths

We believe the following strengths allow us to compete successfully in the U.S. airline industry:

Premium Travel Experience. We believe our premium guest experience, attractive amenities, customer-focused teammates and wide array of inflight entertainment options differentiate us from other airlines in the United States. A key component of our product strength is the consistency across our entire fleet. In contrast to airlines with multiple aircraft types, our product offering is identical on every Airbus 320-family aircraft, allowing for the same enhanced travel experience on every flight. We also differentiate ourselves from other LCCs by providing both First Class and Main Cabin Select products in addition to our Main Cabin economy product. With just eight seats on every aircraft—fewer than most first class cabins offered on competing airlines, our First Class cabin has an exclusive feel with a dedicated attendant providing a personal level of service. Unlike many other airlines, we do not provide complimentary upgrades to First Class, enhancing the exclusivity of this product. In addition to more leg room, which is a standard feature of most premium economy products, we offer additional features within Main Cabin Select, such as complimentary on-demand current-run movies, premium television programs, premium beverages and Main Cabin meals and snacks. We have differentiated our product in all three classes of service as compared to other domestic airlines, leading to a travel experience that can only be found on Virgin America.

World-Class Virgin Brand. We believe that the Virgin brand is widely recognized in the United States and is known for being innovative, stylish, entrepreneurial and hip. We believe that the brand is recognized worldwide from the Virgin Group’s offerings in music, air travel, wireless service and a wide variety of other products. We capitalize on the strength of the Virgin brand to target guests who value an enhanced travel experience and association with the Virgin brand. We believe that the Virgin brand has helped us to establish ourselves as a premium airline in the domestic market in a short period of time. When we enter a new market, awareness of the Virgin brand generates interest from new guests. The power of the Virgin brand provides an opportunity for low-cost public relations events that generate extensive media coverage in new markets and has led to other cooperative marketing relationships for us with major companies. In addition to capitalizing on the Virgin brand strength, we are rapidly establishing Virgin America as a distinct and premium brand for air travel in the United States in its own right. We believe our guests associate the Virgin and Virgin America brands with a distinctive high-quality and high-value travel experience.

Low-Cost, Disciplined Operating Structure. A core component of our business model is our disciplined cost structure. Key components of this low cost structure include our modern, fuel-efficient single-aircraft fleet, our high aircraft utilization, our point-to-point operations, our productive and engaged workforce, our outsourcing of non-core activities and our lean, scalable overhead structure. We are committed to maintaining this disciplined cost structure and believe we will continue to improve our competitive cost position as we grow and further leverage our existing infrastructure. In 2013, the average stage-length adjusted domestic CASM of legacy airlines was 31% higher, and the average stage-length adjusted domestic CASM of LCCs was only 17% lower, than our stage-length adjusted CASM. Our lower seating density and three-class cabin configuration, which is a similar configuration to that of many legacy airlines, is the primary reason that our stage-length adjusted CASM was higher than that of other LCCs in 2013. However, our seating configuration with three classes of service was also a primary contributor to our higher stage-length adjusted PRASM in 2013 when compared to other LCCs. For example, Spirit Airlines configures an Airbus A320 aircraft with 178 seats in a single class of service compared to our seating density of 146 seats for the same aircraft. We believe that Spirit Airlines’s 22% higher seating density per aircraft contributed to its lower stage-length adjusted PRASM and lower stage-length adjusted CASM in 2013, when compared to ours.

Established Presence in Los Angeles and San Francisco. We have built our network around the Los Angeles and San Francisco metropolitan areas, the second- and third-largest domestic air travel markets in the United States in 2013. We believe that these two markets, with a combined population of approximately 27 million people and strong economic bases in the technology, media and entertainment industries, serve as an excellent platform for long-term growth. Los Angeles and San Francisco both have large populations of technologically savvy, entrepreneurial and innovative individuals who we believe value our brand and premium guest experience. We have made significant investments in these key markets since 2010, and as of June 30, 2014 we provide service to 18 destinations from Los Angeles and 20 destinations from San Francisco. These destinations include eight of the top ten domestic destinations served from LAX and nine of the top ten domestic destinations served from San Francisco International Airport (SFO), based on passenger volume. This investment provides greater network coverage across North America for travelers from these two focus markets, and we expect that this investment will allow us to continue to grow by leveraging the loyal guest base that we have established in each market.

Our Team and Entrepreneurial Culture. Our teammates and culture are essential elements of our success because they contribute significantly to our premium travel experience. We start by hiring the right teammates through a rigorous process that includes numerous interviews, as well as pre-employment testing for our frontline teammates and our pilots. Key characteristics of Virgin America teammates include a friendly, personable nature, a willingness to think differently, a passionate approach to his or her work and intense pride in Virgin America and our product. We empower our teammates with a high level of authority to resolve guest issues throughout the travel experience, from making flight reservations to interactions at the airport and in flight. We strive to create an environment for our teammates where open communication is both encouraged and expected and where we celebrate our successes together. We believe our positive work environment has contributed to our having one of the highest customer satisfaction rankings in the airline industry.

Our Growth Strategy

Our goal is to generate above-average RASM in each market we serve by providing the leading domestic air travel product through our brand and our premium guest experience, while at the same time maintaining our competitive cost structure through the efficient operations we have established. Key elements of our growth strategy include:

Leverage Our Recent Expansion. We have significantly expanded our fleet size and route network since 2010. We increased our operating fleet from 28 aircraft as of June 30, 2010 to 53 aircraft as of April 30, 2013, and we introduced service to 11 new airports during that period, doubling the number of destinations served. Airline routes tend to become more profitable as they mature because of increased demand as travelers become aware of the service and through repeat business. Our RASM in markets that we entered in 2011 and 2012 increased from 2012 to 2013 by 20.5% as compared to our overall RASM increase of 9.3%. In addition, as we continue to expand our network by increasing the number of markets served from Los Angeles and San Francisco, we expect our network to become more attractive to frequent travelers who prefer to concentrate their travel with one airline, increasing demand for service on our existing routes. We intend to leverage our recent expansion to drive higher RASM.

Expand Our Route Network. We currently serve only 15 of the 50 largest metropolitan areas in the United States and three leisure destinations in Mexico. We believe there are significant opportunities to expand our service from our focus cities of Los Angeles and San Francisco to other large markets throughout the United States, Canada and Mexico. We have firm commitments to take delivery of ten Airbus A320-family aircraft from July 2015 through June 2016, and we expect to continue to grow at a measured, disciplined pace beyond 2016. While we expect most of our expansion in the next several years will focus on the opportunities we have at Los Angeles and San Francisco, we also plan to grow our presence in Dallas, Texas. Through the use of recently acquired slots at New York LaGuardia Airport (LGA) and Ronald Reagan Washington National Airport (DCA), we will add service at Dallas Love Field (DAL) to these markets in October 2014. We will also move our existing service at Dallas/Fort Worth International Airport (DFW) to DAL. DAL is located in a growing, affluent section of the Dallas/Fort Worth metropolitan area and is the closest airport to downtown Dallas. In addition, the airline facilities at DAL are limited by federal law to only 20 gates, providing a structural barrier to entry. We believe this opportunity to provide service at DAL will further diversify our route network and allow us to provide service to LGA and DCA. In addition, we intend to expand our codeshare and interline relationships with other airlines that are complementary to our network, expanding travel destination options for our guests while adding new sources of revenue and more guests.

Maintain Competitive Unit Operating Costs. We are highly focused on maintaining competitive unit operating costs. We expect to realize economies of scale as we continue to grow by leveraging our distribution, marketing and technology costs across our platform and by better utilizing our facilities and ground assets across a larger network. Our fleet is 100% financed by operating leases, of which 26 leases will expire between 2015 and 2022. As our leases expire, we expect to have the opportunity to lower our costs by renewing at lower lease rates or by opportunistically replacing these aircraft with new Airbus A320-family aircraft with lower operating costs sourced in the open market. In addition, we expect our cost structure will continue to benefit from our highly productive and flexible workforce as we grow our fleet and network.

Continue to Grow Our Base of Frequent Travelers. We intend to continue to grow our share of business travelers, a focus that is uncommon among U.S. LCCs, because we believe this population of airline travelers allows us to achieve increased RASM. We target the business community by providing a premium travel service between our focus cities and many of the most important business destinations in North America, as well as key leisure destinations that we believe are important to business travelers when flying for leisure travel. We have already attracted a significant base of frequent business and premium leisure travelers who regularly fly with us and who we believe prefer our premium product attributes. We believe that these types of guests also value a larger route network and frequent flights within markets. As we grow our network from California and expand our interline and codeshare partnerships, we believe we will be well positioned to attract additional business and high-end leisure travelers. We consider guests who book within 14 days of departure as business travelers. Using this as a measure, we believe that approximately 30% of our guests in 2013 were business travelers, representing approximately 40% of our revenue in 2013.

Continue to Enhance Our Product and Guest Experience. We believe our guest experience is unique in the industry and revolves around our teammates’ focus on guest service, extensive entertainment options, compelling passenger comfort features and an association with our brand that would be difficult to replicate. We nevertheless are continually developing new enhancements to our product. For example, in early 2014, we further expanded our First Class food service on select flights to include enhanced gourmet food offerings and linen service. In the second quarter of 2014, we launched a redesigned version of the Virgin America website, enhancing the ease of use and functionality as well as providing a more customized experience for our guests. In 2015, we plan to upgrade the monitors within our inflight entertainment system to include a “swipe” touch capability, similar to that found on many modern personal electronic devices. This upgrade will include a redesign of the software behind our Red inflight entertainment system, allowing for future software features to what we believe is already an industry-leading system. Additionally, we continually analyze new technologies for longer-term enhancements to our fleet, inflight product and airport experience.

Route Network

We served 21 airports throughout North America as of June 30, 2014. The majority of our routes operate to and from our focus cities of Los Angeles and San Francisco. Our current network is a mix of long-haul, transcontinental service combined with short-haul West coast service and select Mexico leisure destinations. Below is a route map of our network.

We use publicly available data related to existing traffic, fares and capacity in domestic markets to identify growth opportunities. To monitor the profitability of each route, we analyze monthly profitability reports as well as near-term forecasting. We routinely make adjustments to capacity and frequency of flights within our network based on the financial performance of our markets, and we discontinue service in markets where we determine that long-term profitability is not likely to meet our expectations.

Our future network plans include growing from our focus cities of Los Angeles and San Francisco to other major markets in North America. By continuing to add destinations in select markets from Los Angeles and San Francisco, we can leverage our existing base of loyal guests and grow our share of revenue within these focus cities while also expanding our customer base as we gain new guests in new markets. We also plan to add service from DAL to LGA and DCA. We believe this DAL opportunity will further diversify our route network and provide growth into strategic airports that are limited by regulation.

Fleet

We fly only Airbus A320-family aircraft and operate only CFM engines, which provide us significant operational and cost advantages compared to airlines that operate multiple fleet and engine types. Flight crews are entirely interchangeable across all of our aircraft, and maintenance, spare parts inventories and other operational support are highly simplified relative to more complex fleets. Due to this commonality among Airbus single-aisle aircraft, we retain the benefits of a fleet consisting of a single family of aircraft while still having flexibility to match the capacity and range of the aircraft to the demands of many routes.

We have a fleet of 53 Airbus single-aisle aircraft, consisting of ten Airbus A319s and 43 Airbus A320s. The average age of the fleet was approximately five years at June 30, 2014. Our Airbus A319 aircraft accommodate 119 guests, and our Airbus A320 aircraft accommodate 146-149 guests. All of the existing aircraft are financed under operating leases.

We plan to grow our fleet with additional Airbus A320-family aircraft, and we currently have an order with Airbus for ten Airbus A320 aircraft to be delivered between July 2015 and June 2016 and 30 Airbus A320 new engine option, or A320neo, aircraft to be delivered between 2020 and 2022. We have an option to cancel our Airbus A320neo positions up to two years in advance of delivery in groups of five aircraft, but we could incur a loss of deposits and credits as a cancellation fee. We may elect to supplement these deliveries by additional acquisitions from Airbus or in the open market if demand conditions merit. Twenty-six of our existing operating leases will expire between 2015 and 2022, and we believe there will be an opportunity to extend these leases at a reduced lease rate or to replace them with new or used Airbus A320-family aircraft. Although we expect to grow our fleet as we increase our flights on our existing route network and expand our route network to new markets, we are only committed to grow to 63 aircraft. As a result, our fleet plan provides significant flexibility.

Our Airbus A320 aircraft deliveries in 2015 and 2016 will be equipped with sharklets, a new wingtip device that we believe will create up to 3.0% additional fuel efficiency in our network. In addition to lowering our average fuel cost per flight, the sharklets provide increased range. This will reduce technical stops on our transcontinental flights that occasionally occur during specific weather patterns as well as allow for the possibility of operations to the state of Hawaii. Operating to Hawaii will require additional Federal Aviation Authority, or FAA, certification for extended twin-engine over-water operations, and we are currently evaluating these markets and the additional operational requirements.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary, that represent potential challenges we face in connection with the successful implementation of our strategy and the growth of our business. We expect a number of factors to cause our results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance. Such factors include:

•	the price and availability of aircraft fuel;

•	our ability to compete in an extremely competitive industry;

•	the successful execution and implementation of our strategy;

•	security concerns resulting from any threatened or actual terrorist attacks or other hostilities;

•	our reliance upon technology and automated systems to operate our business;

•	our reputation and business being adversely affected in the event of an emergency, accident or similar incident;

•	changes in economic conditions;

•	our limited profitable operating history;

•	changes in governmental regulation; and

•	our ability to obtain financing or access capital markets.

Corporate Information

We were incorporated in the state of Delaware in 2004 as Best Air Holdings, Inc. We changed our name to Virgin America Inc. in November 2005. Our principal executive offices are located at 555 Airport Boulevard, Burlingame, California 94010. Our general telephone number is (650) 762-7000, and our website address is www.virginamerica.com. We have not incorporated by reference into this prospectus any of the information on, or accessible through, our website, and you should not consider our website to be a part of this document. Our website address is included in this document for reference only.

Virgin America®, the Virgin America logo and the Virgin signature are trademarks of Virgin America Inc. in the United States and other countries by license from certain entities affiliated with the Virgin Group. This prospectus also contains trademarks and trade names of other companies.

2014 Recapitalization

As of June 30, 2014, we had a total of $666.4 million of contractual obligations for principal and accrued interest outstanding under certain secured related-party notes, which we refer to in this prospectus as the “Related-Party Notes.” As of June 30, 2014, the Virgin Group held approximately $410.6 million aggregate principal amount and accrued interest of the Related-Party Notes, and Cyrus Capital held approximately $255.8 million aggregate principal amount and accrued interest of the Related-Party Notes. The Virgin Group and Cyrus Capital also hold the majority of our outstanding warrants to purchase shares of our common stock, which we refer to in this prospectus as the “Related-Party Warrants.”

We intend to enter into a recapitalization agreement with the Virgin Group and Cyrus Capital, which we refer to in this prospectus as the “2014 Recapitalization Agreement.” The 2014 Recapitalization Agreement would provide that we would retain net proceeds in connection with this offering of $         million (after we pay underwriting discounts on the shares sold by us and the expenses in this offering payable by us) and that remaining net proceeds, which we

estimate to be $         million (based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus), would be used to repay a portion of the Related-Party Notes. Remaining principal and accrued interest under the Related-Party Notes would either be (1) exchanged for a new $50.0 million note bearing interest at a rate of 5.0% per annum, compounded annually, which we refer to as the “Post-IPO Note”; (2) repaid after the release to us of cash collateral held by our credit card processors in connection with a letter of credit facility arranged by the Virgin Group, which we refer to as the “Letter of Credit Facility”; or (3) exchanged for shares of our common stock, as described more fully in “2014 Recapitalization” elsewhere in this prospectus. In addition, Related-Party Warrants either would be exchanged without receipt of cash consideration for shares of our common stock in amounts agreed to in the 2014 Recapitalization Agreement, be exercised immediately prior to this offering or be cancelled in their entirety, as described more fully in “2014 Recapitalization” elsewhere in this prospectus.

We anticipate that, after consummation of the transactions contemplated by the 2014 Recapitalization Agreement, which we refer to in this prospectus as the “2014 Recapitalization,” and upon the closing of this offering, only the Post-IPO Note, and none of the Related-Party Notes or the Related-Party Warrants, would remain outstanding. We also anticipate that each issued and outstanding share of our Class A, Class A-1, Class B, Class C and Class G common stock and each issued and outstanding share of our convertible preferred stock would be converted into one share of common stock in accordance with our certificate of incorporation. Further, all of our remaining currently outstanding warrants that are not Related-Party Warrants will expire by their existing terms upon the closing of this offering unless the initial public offering price exceeds the applicable exercise price. Based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), we do not anticipate that any of our existing warrants to purchase common stock would remain outstanding upon the closing of this offering.

For more information, see “2014 Recapitalization” elsewhere in this prospectus. The transactions contemplated by the 2014 Recapitalization Agreement, which we refer to in this prospectus as the “2014 Recapitalization,” would be contingent upon the consummation of this offering.

Immediately after this offering of              shares of our common stock at an assumed initial public offering price of $         per share, the midpoint of the price range listed on the cover of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us and the application of such net proceeds as described under “Use of Proceeds” elsewhere in this prospectus, our principal stockholders, the Virgin Group and Cyrus Capital, will beneficially own approximately     % and     % of our outstanding voting common stock.

Following this offering, the Virgin Group will have the right to designate a member of our board of directors pursuant to amended and restated license agreements related to our use of the Virgin name and brand that we intend to enter into with the Virgin Group. Mr. Evan Lovell, a member of our board of directors since April 2013 and a partner of the Virgin Group, plans to remain on our board of directors following this offering as the Virgin Group’s designee.

THE OFFERING

Common stock offered by us	shares.

Common stock offered by the selling stockholder	1,745,395 shares.

Shares outstanding after the offering	shares.(1)

Underwriters’ overallotment option to purchase additional shares	Our principal stockholders, Cyrus Capital and the Virgin Group, as option selling stockholders, have granted the underwriters an option to purchase up to additional shares of common stock solely to cover overallotments.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million, based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting underwriting discounts and expenses of this offering payable by us.

VX Employee Holdings, LLC, a Virgin America employee ownership vehicle that we consolidate for financial reporting purposes will sell 1,745,395 issued and outstanding shares as a selling stockholder and will distribute the net proceeds, which we estimate to be $ , based on an assumed initial public offering price of $ (the midpoint of the price range set forth on the cover of this prospectus), to eligible teammates, which do not include our officers. We will not receive any proceeds from the sale of shares by the selling stockholder in this offering.

From the              shares of common stock we are selling in this offering, we will retain net proceeds of $         million for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures, including future flight equipment acquisitions, as well as for certain aircraft operating lease obligations.

In connection with the 2014 Recapitalization, we intend to use the remaining net proceeds received by us from this offering, which we estimate will be $ million, based on an assumed initial offering price of $ per share (the midpoint of the price range on the cover of this prospectus), to repay principal and accrued interest on certain Related-Party Notes held by Cyrus Capital and the Virgin Group. For more information, see “2014 Recapitalization” and “Use of Proceeds” elsewhere in this prospectus.

If the overallotment option is exercised, Cyrus Capital and the Virgin Group, as option selling stockholders, will sell the shares of our common stock deliverable upon such exercise, and we will not receive any proceeds from the sale of such shares. See “Principal and Selling Stockholders” elsewhere in this prospectus.

Risk factors	See “Risk Factors” and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ Global Select Market symbol	“VA”

(1)	The number of shares outstanding after the offering is based on the 14,719,426 shares of our common stock outstanding (on an as converted to common stock basis) as of June 30, 2014, and excludes:

•	an aggregate of 3,153,598 shares of common stock reserved for issuance under our 2005 Stock Incentive Plan;

•	8,025,383 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2014 at a weighted-average exercise price of $2.09 per share, of which 817,922 are vested;

•

2,124,450 shares of common stock issuable upon the vesting of restricted stock units, or RSUs, as of June 30, 2014 under our 2005 Stock Incentive Plan that vest once the price of our stock exceeds $4.00 per share on a daily moving-average basis over a 90-day period after the expiration of the lockup agreements described in this prospectus;

•

4,951,417 shares of common stock issuable upon the vesting of additional RSUs outstanding as of June 30, 2014, of which 4,562,485 shares vest once the price of our stock meets certain price thresholds, which range from $2.50 to $5.00 per share, on a daily moving-average basis over a six-month period after completion of this offering, (provided that 2,250,000 of such shares are also subject to additional service conditions which range from 12 to 36 months) and 388,932 of which have no stock price thresholds and vest over service terms ending between January 2015 and January 2017;

•

2,595,000 shares of common stock issuable upon the vesting of RSUs approved by our board of directors to be granted to certain executive officers, members of our board of directors and other management contingent upon completion of this offering and which vest over a three-year service term;

•

warrants to purchase an aggregate of 175,000 shares of common stock at an exercise price of $5.00 per share and an aggregate of 3,883,333 shares of common stock at an exercise price of $10.00 per share, all of which will expire, if unexercised, upon completion of this offering;

•	rights to purchase 1,150,709 shares of common stock at an exercise price of $3.61 per share outstanding as of June 30, 2014, which will expire, if unexercised, upon completion of this offering;

•	an aggregate of shares of common stock reserved for issuance under our 2014 Equity Incentive Award Plan; and

•	an aggregate of shares of common stock reserved for issuance under our 2014 Employee Stock Purchase Plan.

Except as otherwise indicated, information in this prospectus (including the number of shares outstanding after this offering) reflects or assumes that the following will have taken place, which we refer to in this prospectus as the “Transactions”:

•	that our amended and restated certificate of incorporation, which we will file in connection with the completion of this offering, is in effect;

•	that 1,650,000 shares of common stock approved by our board of directors will be issued to certain executive officers and management upon completion of this offering;

•

that the 2014 Recapitalization has been completed, including that we have issued                  shares of common stock in connection therewith, based on an assumed initial offering price of $             per share (the midpoint of the price range on the cover of this prospectus);

•

that the holders of all issued and outstanding shares of our convertible preferred stock and our Class A, Class A-1, Class B, Class C and Class G common stock have caused each such share to be converted into one share of common stock in connection with the 2014 Recapitalization, which we refer to in this prospectus as “on an as converted to common stock basis”; and

•	that there has been no exercise of the underwriters’ overallotment option to purchase up to additional shares of our common stock from the option selling stockholders.

The information we present in this prospectus does not reflect a reverse split of our common stock that we may effect prior to the consummation of this offering.

The number of shares outstanding after the offering will depend primarily on the price per share at which our common stock is sold in this offering and the total size of this offering. In connection with this offering and pursuant to the 2014 Recapitalization:

•

the principal and accrued interest outstanding pursuant to our Related-Party Notes either (i) would be repaid with a portion of the net proceeds from this offering and the proceeds from the release of credit card holdbacks in connection with the establishment of the Letter of Credit Facility, (ii) would be exchanged for the Post-IPO Note or (iii) would be exchanged for shares of our common stock based on the initial public offering price of this offering;

•

our currently outstanding warrants to purchase shares of our common stock, including our Related-Party Warrants, either (i) would be exchanged without receipt of cash consideration for shares of our common stock in amounts agreed to in the 2014 Recapitalization Agreement, which depend in part on the initial public offering price of this offering, (ii) would be exercised to the extent the exercise price per share provided for therein is less than the initial public offering price of this offering or (iii) would otherwise be cancelled; and

•	each issued and outstanding share of our convertible preferred stock and our Class A, Class A-1, Class B, Class C and Class G common stock would be converted into one share of common stock.

In this prospectus, in calculating the number of shares of common stock to be issued pursuant to the 2014 Recapitalization, we have assumed the application of the net proceeds to us as set forth in “Use of Proceeds” elsewhere in this prospectus an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus) and an assumed initial public offering date of June 30, 2014 for purposes of calculating accrued interest on the Related-Party Notes. For more information, see “Use of Proceeds” and “2014 Recapitalization” elsewhere in this prospectus.

A change in the offering price and, accordingly, the amount of net proceeds received by us, would result in changes to the application of the net proceeds as set forth in “Use of Proceeds” elsewhere in this prospectus and in the following variables: (1) the amount of principal and accrued interest outstanding pursuant to our Related-Party Notes that are not repaid with net proceeds from this offering; (2) the number of shares of common stock that would be issued upon exchange of such Related-Party Notes; and (3) the number of shares of common stock that would be issued upon exchange of our Related-Party Warrants. The following table shows (in thousands, except per share data) the effects of various initial public offering prices on these variables based on the assumptions described above. The initial public offering prices shown below are hypothetical and illustrative only.

Assumed Initial Offering Price	Repayment of Related- Party Notes	Shares of Common Stock Issued Upon Exchange for Related-Party Notes	Shares of Common Stock Issued Upon Exchange for Related- Party Warrants	Pro Forma Shares of Common Stock Outstanding	Pro Forma as Adjusted Shares of Common Stock Outstanding
$	$

In each case, the total number of shares of common stock outstanding after this offering above is based on 14,719,426 shares of our common stock outstanding (on an as converted to common basis) as of June 30, 2014, subject to the same exclusions described above.

Because the share amounts set forth above are based on the accrued interest outstanding pursuant to our Related-Party Notes as of June 30, 2014, such amounts do not take into account shares of common stock to be issued in the 2014 Recapitalization in exchange for unpaid interest on the Related-Party Notes accrued from June 30, 2014 through the closing date of this offering. Such interest contractually accrues at a rate of approximately $3.9 million per month in the aggregate.

For more information, see “2014 Recapitalization” elsewhere in this prospectus.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize the consolidated financial and operating data for our business for the periods presented. You should read this summary consolidated financial and operating data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, included elsewhere in this prospectus.

We derived the summary consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 from our audited consolidated financial statements included in this prospectus. We derived the summary consolidated statement of operations data for the six months ended June 30, 2013 and 2014 and the consolidated balance sheet data as of June 30, 2014 from our unaudited consolidated financial statements included in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist of only normal recurring adjustments, necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future, and results for the six months ended June 30, 2014 are not indicative of the results expected for the full year.

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(in thousands, except per share data)
				(unaudited)
Consolidated Statements of Operations Data:
Operating revenues	$1,037,108	$1,332,837	$1,424,678	$677,406	$712,235
Operating expenses	1,064,504	1,364,570	1,343,797	664,510	678,240

Operating income (loss)	(27,396)	(31,733)	80,881	12,896	33,995
Other expense	(72,993)	(113,640)	(70,420)	(50,435)	(19,050)

Net income (loss) before income tax	(100,389)	(145,373)	10,461	(37,539)	14,945
Income tax expense	14	15	317	—	316

Net income (loss)	$(100,403)	$(145,388)	$10,144	$(37,539)	$14,629

Net income (loss) per share:
Basic (1)	$(18.96)	$(27.45)	$0.74	$(7.09)	$1.07

Diluted (1)	$(18.96)	$(27.45)	$0.56	$(7.09)	$0.74

Shares used in per share calculation:
Basic (1)	5,296,895	5,296,895	5,296,895	5,296,895	5,296,895
Diluted (1)	5,296,895	5,296,895	9,689,719	5,296,895	11,289,461

Non-GAAP Financial Data (unaudited):
EBITDA (2)	$(17,241)	$(20,473)	$94,844	$19,304	$40,748
EBITDAR (2)	170,635	216,327	296,915	130,029	133,105

(1)	See Note 15 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted earnings per share.
(2)

EBITDA is earnings before interest, income taxes, and depreciation and amortization. EBITDAR is earnings before interest, income taxes, depreciation and amortization and aircraft rent. EBITDA and EBITDAR are included as supplemental disclosure because we believe they are useful indicators of our operating performance. Derivations of EBITDA and EBITDAR are well recognized performance measurements in the airline industry that are frequently used by companies, investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. We also believe EBITDA is useful for evaluating performance of our senior management team. EBITDAR is useful in evaluating our operating performance compared to our competitors because its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by capital lease or by operating lease, each of which is presented differently for accounting purposes) and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance. However, because derivations of EBITDA and EBITDAR are not determined in accordance with GAAP, such measures are susceptible to varying calculations, and not all companies calculate the measures in the same manner. As a result, derivations of EBITDA and EBITDAR as presented may not be directly comparable to similarly titled measures presented by other companies.

These non-GAAP financial measures have limitations as an analytical tool. Some of these limitations are: they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs; they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for such replacements; and other companies in our industry may calculate EBITDA and EBITDAR differently than we do, limiting their usefulness as a comparative measure. Because of these limitations, EBITDA and EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

The following table represents the reconciliation of net income (loss) to EBITDA and EBITDAR for the periods presented below:

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(in thousands)
				(unaudited)
Reconciliation:
Net income (loss)	$(100,403)	$(145,388)	$10,144	$(37,539)	$14,629
Interest expense	75,577	116,110	71,293	50,628	20,424
Capitalized interest	(2,320)	(2,176)	(534)	—	(1,116)
Interest income	(264)	(294)	(339)	(193)	(258)
Income tax expense	14	15	317	—	316
Depreciation and amortization	10,155	11,260	13,963	6,408	6,753

EBITDA	(17,241)	(20,473)	94,844	19,304	40,748
Aircraft rent	187,876	236,800	202,071	110,725	92,357

EBITDAR	$170,635	$216,327	$296,915	$130,029	$133,105

The following table presents our historical consolidated balance sheet data as of June 30, 2014, on a pro forma basis to give effect to the 2014 Recapitalization, including the application of proceeds from this offering to repay Related-Party Notes and the associated conversion of certain of the remaining Related-Party Notes into common stock, and on a pro forma as adjusted basis to give effect to the receipt by us of the estimated net proceeds from the sale by us of                  shares at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus) after deducting underwriting discounts and estimated expenses payable by us and the application of such net proceeds as described in “Use of Proceeds” elsewhere in this prospectus.

	As of June 30, 2014
	Actual	Pro Forma (1)	Pro Forma as Adjusted (2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$179,980
Total assets	871,172
Long-term debt, including current portion	798,891
Convertible preferred stock	21,406
Total stockholders’ equity (deficit)	(369,912)

(1)

The unaudited pro forma consolidated balance sheet has been adjusted to illustrate the effect of: (a) the repayment of $100.0 million of principal and accrued interest due under the Related-Party Notes with $100.0 million of cash released from cash collateral held by our credit card processors in connection with the establishment of the Letter of Credit Facility arranged by the Virgin Group; (b) the issuance of the $50.0 million Post-IPO Note in exchange for cancellation of $50.0 million of certain Related-Party Notes held by the Virgin Group; (c) the repayment of $ million of principal and accrued interest due under certain Related-Party Notes with net proceeds from this offering; (d) the exchange of approximately $ million of principal and accrued interest due under the Related-Party Notes for shares of our common stock, using assumed net proceeds of $ million and an assumed initial public offering price of $ (the midpoint of the price range on the cover of this prospectus); (e) the issuance of shares of common stock in exchange for Related-Party Warrants to purchase shares of our common stock, assuming an initial public offering price of $ (the midpoint of the price range on the cover of this prospectus); (f) the conversion of each share of our convertible preferred stock and our Class A, Class A-1, Class B, Class C and Class G common stock into one share of our common stock; (g) the issuance of 1,650,000 shares of common stock approved by our board of directors to certain executive officers and management upon completion of this offering; and (h) the presentation of the excess of the recorded amount of debt and preferred stock above the cash and other consideration to be received of $ million as additional paid in capital.

(2)	The unaudited pro forma as adjusted balance sheet has been further adjusted to give effect to the receipt of the estimated net proceeds by us from the sale of shares of common stock in this offering based on an assumed initial public offering price of $ per share (the midpoint of the price range on the cover of this prospectus) after deducting underwriting discounts and the estimated offering expenses payable by us and the application of such net proceeds as described in “Use of Proceeds” elsewhere in this prospectus.

The number of shares outstanding after the offering will depend primarily on the price per share at which our common stock is sold in this offering and the total size of this offering. In connection with this offering and pursuant to the 2014 Recapitalization:

•

principal and accrued interest outstanding pursuant to our Related-Party Notes would be either (i) repaid with a portion of the net proceeds from this offering and the proceeds from the release of credit card holdbacks in connection with the establishment of the Letter of Credit Facility, (ii) exchanged for the Post-IPO Note or (iii) exchanged for shares of our common stock based on the initial public offering price of this offering;

•

outstanding warrants to purchase shares of our common stock, including our Related-Party Warrants, either (i) would be exchanged without receipt of cash consideration for shares of our common stock in amounts agreed to in the 2014 Recapitalization Agreement, which depend in part on the initial public offering price of this offering, (ii) would be exercised to the extent the exercise price per share provided for therein is less than the initial public offering price of this offering or (iii) would expire or otherwise be cancelled; and

•	each issued and outstanding share of our convertible preferred stock and our Class A, Class A-1, Class B, Class C and Class G common stock would be converted into one share of common stock.

In this prospectus, in calculating the number of shares of common stock to be issued pursuant to the 2014 Recapitalization, we have assumed the application of the net proceeds to us as set forth in “Use of Proceeds” elsewhere in this prospectus, an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus) and an assumed initial public offering date of June 30, 2014 for purposes of calculating accrued interest on the Related-Party Notes. For more information, see “Use of Proceeds” and “2014 Recapitalization” elsewhere in this prospectus.

A change in the offering price and, accordingly, the amount of net proceeds received by us, would result in changes to the application of the net proceeds as set forth in “Use of Proceeds” elsewhere in this prospectus and in the following variables: (1) the amount of principal and accrued interest outstanding pursuant to our Related-Party Notes that are not repaid with net proceeds from this offering; (2) the number of shares of common stock that would be issued upon exchange of such Related-Party Notes; and (3) the number of shares of common stock that would be issued upon exchange of our Related-Party Warrants. The following table shows (in thousands, except per share data) the effects of various initial public offering prices on these variables based on the assumptions described above. The initial public offering prices shown below are hypothetical and illustrative only.

Assumed Initial Offering Price	Repayment of Related- Party Notes	Shares of Common Stock Issued Upon Exchange for Related-Party Notes	Shares of Common Stock Issued Upon Exchange for Related- Party Warrants	Pro Forma Shares of Common Stock Outstanding	Pro Forma as Adjusted Shares of Common Stock Outstanding
$	$

The above discussion is based on the 14,719,426 shares of our common stock outstanding (on an as converted to common stock basis) as of June 30, 2014, and excludes:

•	an aggregate of 3,153,598 shares of common stock reserved for issuance under our 2005 Stock Incentive Plan;

•	8,025,383 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2014 at a weighted-average exercise price of $2.09 per share, of which 817,922 are vested;

•	2,124,450 shares of common stock issuable upon the vesting of RSUs outstanding as of June 30, 2014 under our 2005 Stock Incentive Plan;

•	4,951,417 shares of common stock issuable upon the vesting of additional RSUs outstanding as of June 30, 2014;

•

2,595,000 shares of common stock issuable upon the vesting of RSUs approved by our board of directors to be granted to certain executive officers, members of our board of directors and other management contingent upon completion of this offering;

•	rights to purchase 1,150,709 shares of common stock at an exercise price of $3.61 per share outstanding as of June 30, 2014 which will expire, if unexercised, upon completion of this offering;

•

warrants to purchase an aggregate of 175,000 shares of common stock at an exercise price of $5.00 per share and an aggregate of 3,883,333 shares of common stock at an exercise price of $10.00 per share, all of which will expire, if unexercised, upon the completion of this offering;

•	an aggregate of shares of common stock reserved for issuance under our 2014 Equity Incentive Award Plan; and

•	an aggregate of shares of common stock reserved for issuance under our 2014 Employee Stock Purchase Plan.

Because the share amounts set forth above are based on the accrued interest outstanding pursuant to our Related-Party Notes as of June 30, 2014, such amounts do not take into account shares of common stock to be issued in the 2014 Recapitalization in exchange for unpaid interest on the Related-Party Notes accrued from June 30, 2014 through the closing date of this offering. Such interest contractually accrues at a rate of approximately $3.9 million per month in the aggregate.

For more information, see “2014 Recapitalization” elsewhere in this prospectus.

OPERATING STATISTICS

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
Operating Statistics: (1)
Available seat miles—ASMs (millions)	9,853	12,514	12,243	5,948	5,979
Departures	44,696	56,362	58,215	27,712	28,962
Average stage length (statute miles)	1,571	1,567	1,474	1,510	1,445
Aircraft in service—end of period	44	52	53	53	53
Fleet utilization	12.1	11.6	10.8	10.7	10.7

Passengers (thousands)	5,030	6,219	6,329	3,068	3,208
Average fare	$189.05	$195.38	$203.70	$198.86	$197.55
Yield per passenger mile (cents)	11.82	12.26	13.14	12.70	12.89
Revenue passenger miles—RPMs (millions)	8,034	9,912	9,814	4,806	4,917
Load factor	81.5%	79.2%	80.2%	80.8%	82.2%
Passenger revenue per available seat mile—PRASM (cents)	9.64	9.71	10.53	10.26	10.60
Total revenue per available seat mile—RASM (cents)	10.53	10.65	11.64	11.39	11.91

Cost per available seat mile—CASM (cents)	10.80	10.90	10.98	11.17	11.34
CASM, excluding fuel (cents)	6.56	6.61	6.83	6.97	7.21
Fuel cost per gallon	$3.24	$3.32	$3.18	$3.23	$3.14
Fuel gallons consumed (thousands)	128,852	161,404	159,326	77,367	78,828
Teammates (FTE)	2,002	2,395	2,482	2,375	2,500

(1)	See “Glossary of Airline Terms” beginning on the next page of this prospectus for definitions of terms used in this table.

GLOSSARY OF AIRLINE TERMS

Set forth below is a glossary of industry terms used in this prospectus:

Airbus A320-family includes A318, A319, A320 and A321 aircraft manufactured by the Airbus Group. The Airbus A320-family have common engine, airframe and cockpit design, leading to shared maintenance and flight operations procedures. We currently operate A319 and A320 aircraft.

Ancillary revenue means the amount of non-ticket revenue received from passengers, including baggage fees, change fees, seat selection fees and on-board sales and other revenue, including charter revenue.

Ancillary revenue per passenger means the total ancillary revenue divided by passengers.

ASMs, or “available seat miles,” refer to the number of seats available for passengers multiplied by the number of miles the seats are flown.

ATL, or “air traffic liability,” means the value of tickets sold in advance of travel.

Average fare means total passenger revenue divided by passengers.

Banks means the discrete periods during the day at a hub airport during which a large number of flights arrive and depart, allowing for connections.

Block hours means the hours during which the aircraft is in revenue service, measured from the time of gate departure before take-off until the time of gate arrival at the destination.

CASM, or “cost per available seat mile,” means the airline’s total operating costs divided by available seat miles.

CASM, excluding fuel, or “CASM ex-fuel,” means operating costs less aircraft fuel expense divided by ASMs.

Codeshare refers to a type of arrangement where two or more airlines share the same flight and where a seat can be purchased through one airline but actually operated by a cooperating airline under a different flight number or code.

DOT means the U.S. Department of Transportation, a federal Cabinet department of the U.S. government overseeing interstate and international transportation.

EPA means the U.S. Environmental Protection Agency, an agency of the federal government of the United States charged with protecting human health and the environment.

FAA means the U.S. Federal Aviation Administration, an agency of the U.S. Department of Transportation that has the authority to regulate and oversee civil aviation in the United States.

Fleet utilization, or “aircraft utilization,” means block hours in the period divided by average number of aircraft in our fleet divided by number of days in the period.

Flight equipment means all types of property and equipment used in the inflight operation of aircraft.

Flight hours means the total time an aircraft is in the air between an origin-destination airport pair, i.e. from wheels-up at the origin airport to wheels-down at the destination airport.

GDS means a Global Distribution System such as Amadeus, Sabre and Travelport, used by travel agencies and corporations to purchase tickets on participating airlines.

Hub-and-spoke network refers to a method of organizing an airline network in which one major airport is used as a connecting point for passengers traveling to other destinations, including smaller local airports and international destinations.

Interline refers to a type of agreement among airline partners that allow guests to create itineraries connecting from one airline to another.

Length of haul adjusted PRASM means PRASM adjusted for passenger-weighted length of haul.

Load factor means the proportion of airline capacity (ASMs) that is actually consumed, calculated by dividing RPMs by ASMs.

Major airline, as defined by the U.S. Department of Transportation, means a U.S.-based air carrier with annual operating revenues in excess of one billion dollars during a fiscal year.

Passenger revenue means revenue received by the airline from the carriage of passengers in scheduled operations.

Passenger-weighted length of haul means the average distance flown, measured in statute miles, per passenger, calculated by dividing total RPMs by the number of total revenue passengers.

Passengers means the total number of passengers flown on all flight segments.

PDP means pre-delivery payments, which are payments required by aircraft manufacturers in advance of delivery of the aircraft; typically aircraft-specific payments begin 24 months prior to aircraft delivery.

Pitch, or “seat pitch,” means the measure of distance between seat rows on an aircraft, measured in inches from the middle of one seat to the middle of the seat directly in front of it.

Point-to-point network means a method of organizing an airline network in which flights travel directly to a destination rather than going through a central hub.

PRASM, or “passenger revenue per available seat mile,” refers to a measure of passenger unit revenue calculated by dividing passenger revenue by available seat miles, or ASMs.

RASM, “revenue per available seat mile” or “unit revenue” refers to a measure of unit revenue calculated by dividing the airline’s total revenue by available seat miles, or ASMs.

RPMs, or “revenue passenger miles,” means the number of miles flown by revenue passengers.

Seat-weighted stage length means the average distance flown, measured in statute miles, per seat, calculated by dividing total ASMs by the number of total seats flown.

Stage length means the average distance flown, measured in statute miles, per aircraft departure, calculated by dividing total aircraft miles flown by the number of total aircraft departures performed.

Stage length adjusted CASM means CASM adjusted for a seat-weighted stage length.

Stage-length adjustment refers to an adjustment to enable comparison of CASM and RASM across airlines. All other things being equal, the same airline will have lower CASM and RASM as stage length increases since fixed and departure related costs are spread over increasingly larger average flight lengths. Therefore, to properly compare these quantities across airlines (or even across the same airline for two different periods if the airline’s average stage length has changed significantly) requires settling on a common assumed stage length and then adjusting CASM and RASM appropriately. This requires some judgment and different observers may use different stage-length adjustment techniques. We adjust for stage-length using the MIT Global Airline Industry Program’s methodology for adjusting both PRASM and CASM, which we believe to be the most commonly accepted methodology in the industry. For comparisons in this prospectus in which CASM is stage-length adjusted, the stage-length being utilized is a seat-weighted distance, or the average of the distances flown by each seat divided by total seats flown. For comparisons where PRASM is stage-length adjusted, the stage being utilized is the passenger-weighted distance, or the average of the individual distances flown by the airlines’ passengers.

TSA means the U.S. Transportation Security Administration, an agency of the U.S. Department of Homeland Security that exercises authority over the security of the traveling public in the United States.

U.S. citizen means a “citizen of the United States” as that term is defined in 49 U.S.C. §40102(a)(15).

Yield refers to a measure of average fare paid per mile per passenger, calculated by dividing passenger revenue by revenue passenger miles.

Virgin America Destinations:

AUS—Austin-Bergstrom International Airport (Austin, Texas).

BOS—General Edward Lawrence Logan International Airport (Boston, Massachusetts).

CUN—Cancún International Airport (Cancún, Mexico).

DAL—Dallas Love Field (Dallas, Texas).

DCA—Ronald Reagan Washington National Airport (Washington, D.C.).

DFW—Dallas/Fort Worth International Airport (Dallas, Texas).

EWR—Newark Liberty International Airport (Newark, New Jersey).

FLL—Fort Lauderdale-Hollywood International Airport (Fort Lauderdale, Florida).

IAD—Washington Dulles International Airport (Dulles, Virginia).

JFK—John F. Kennedy International Airport (Jamaica, New York).

LAS—McCarran International Airport (Las Vegas, Nevada).

LAX—Los Angeles International Airport (Los Angeles, California).

LGA—LaGuardia Airport (New York, New York).

MCO—Orlando International Airport (Orlando, Florida).

ORD—Chicago O’Hare International Airport (Chicago, Illinois).

PDX—Portland International Airport (Portland, Oregon).

PHL—Philadelphia International Airport (Philadelphia, Pennsylvania).

PSP—Palm Springs International Airport (Palm Springs, California).

PVR—Licenciado Gustavo Díaz Ordaz International Airport (Puerto Vallarta, Mexico).

SAN—San Diego International Airport (San Diego, California).

SEA—Seattle–Tacoma International Airport (Seattle, Washington).

SFO—San Francisco International Airport (San Francisco, California).

SJD—Los Cabos International Airport (Los Cabos, Mexico).

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before making a decision to invest in our common stock. If any of these risks should occur, our business, results of operations, financial condition or growth prospects could be materially adversely affected. In those cases, the trading price of our common stock could decline, and you may lose all or part of your investment.

Our business has been and in the future may be materially adversely affected by the price and availability of aircraft fuel. High fuel costs and increases in fuel prices or a shortage or disruption in the supply of aircraft fuel would have a material adverse effect on our business.

The price of aircraft fuel may be high or volatile. The cost of aircraft fuel is highly volatile and is our largest individual operating expense, accounting for 39.2%, 39.4%, 37.7% and 36.5% of our operating expenses for 2011, 2012 and 2013 and the six months ended June 30, 2014. High fuel costs or increases in fuel costs (or in the price of crude oil) could materially adversely affect our business. We have been operating in a relatively stable fuel price environment for the past 12 months with the average market fuel price of $2.93 per gallon slightly more than the four-year average of $2.91 per gallon. Fuel-price volatility has also decreased in the past 12 months. That volatility could increase and create more pricing instability which, when added to changes in the price of fuel, could materially adversely affect our business. We may be more susceptible to fuel-price volatility than most of our competitors since fuel represents a larger proportion of our total costs due to the longer average stage length of our flights.

Availability of aircraft fuel may be low. Our business is also dependent on the availability of aircraft fuel (or crude oil), which is not predictable. Weather-related events, natural disasters, terrorism, wars, political disruption or instability involving oil-producing countries, changes in governmental or cartel policy concerning crude oil or aircraft fuel production, transportation, taxes or marketing, environmental concerns, market manipulation, price speculation and other unpredictable events may drive actual or perceived fuel supply shortages. Shortages in the availability of, or increases in demand for, crude oil in general, other crude-oil-based fuel derivatives and aircraft fuel in particular could result in increased fuel prices and could materially adversely affect our business.

Fare increases may not cover increased fuel costs. We may not be able to increase ticket prices sufficiently to cover increased fuel costs, particularly when fuel prices rise quickly. We sell a significant number of tickets to passengers well in advance of travel, and, as a result, fares sold for future travel may not reflect increased fuel costs. In addition, our ability to increase ticket prices to offset an increase in fuel costs is limited by the competitive nature of the airline industry and the price sensitivity associated with air travel, particularly leisure travel, and any increases in fares may reduce the general demand for air travel.

Our fuel hedging program may not be effective. We cannot assure you our fuel hedging program, including our forward fixed price contracts, or FFPs, which we use as part of our hedging strategy, will be effective or that we will maintain a fuel hedging program. Even if we are able to hedge portions of our future fuel requirements, we cannot guarantee that our hedge contracts will provide an adequate level of protection against increased fuel costs or that the counterparties to our hedge contracts will be able to perform. Certain of our fuel hedge contracts may contain margin funding requirements that could require us to post collateral to counterparties in the event of a significant drop in fuel prices. A failure of our fuel hedging strategy, significant margin funding requirements, overpaying for fuel through the use of FFPs or our failure to maintain a fuel hedging program could prevent us from adequately mitigating the risk of fuel price increases and could materially adversely affect our business.

The airline industry is exceedingly competitive, and we compete against both legacy airlines and low-cost carriers; if we are not able to compete successfully in the domestic airline industry, our business will be materially adversely affected.

The domestic airline industry is characterized by significant competition from both large legacy airlines and low-cost carriers, or LCCs. Airlines compete for passengers with a variety of fares, discounts, route networks, flight schedules, flight frequencies, frequent flyer programs and other products and services, including seating, food, entertainment and other on-board amenities. Airlines also compete on the basis of customer-service performance statistics, such as on-time arrivals, customer complaints and mishandled baggage reports. We face significant competition from both large legacy airlines and LCCs on the routes we operate, and if we are unable to compete effectively, our business will be materially adversely affected.

Large legacy airlines have numerous competitive advantages in competing for airline passengers, particularly following the consolidation in the domestic airline industry that occurred between 2008 and 2014, which resulted in the creation of four dominant domestic airlines with significant breadth of network coverage and financial resources. We face competition from one or more of these legacy carriers with respect to nearly all of the routes we serve. The legacy carriers have a number of competitive advantages relative to us that may enable them to attain higher average fares, more passenger traffic and a greater percentage of business passengers than we attain. These advantages include a much larger route network with domestic and international connections, more flights and convenient flight schedules in routes that overlap with ours. These carriers also offer frequent flyer programs and lounge access benefits that reward and create loyalty with travelers, particularly business travelers. Moreover, several legacy carriers have corporate travel contracts that direct employees to fly with a preferred carrier. The enormous route networks operated by these airlines, combined with their marketing and partnership relationships with regional airlines and international alliance partner carriers, allow them to generate increased passenger traffic from domestic and international cities. Our smaller point-to-point route network and lack of connecting traffic and marketing alliances puts us at a competitive disadvantage to legacy carriers, particularly with respect to our appeal to higher-fare business travelers.

Each of the legacy carriers operates a much larger fleet of aircraft and has greater financial resources than we do, which permits it to add service in response to our entry into new markets. For example, United Airlines operates a hub at San Francisco International Airport (SFO) and has engaged in aggressive competitive practices, such as increasing seat capacity by introducing larger-gauge aircraft or adding incremental flights in response to our entry into new markets served from SFO. Due to our relatively small size, we are more susceptible to a fare war or other competitive activities in one or more of the markets we serve, which could prevent us from attaining the level of passenger traffic or maintaining the level of ticket sales required to sustain profitable operations in new or existing markets.

LCCs also have numerous competitive advantages in competing for airline passengers. LCCs generally offer a more basic service to travelers and therefore have lower cost structures than other airlines. The lower cost structure of LCCs permits them to offer flights to and from many of the same markets as most major airlines but at lower prices. LCCs also typically fly direct, point-to-point flights, which tends to improve aircraft and crew scheduling efficiency. Many LCCs also provide only a single class of service, thereby avoiding the incremental cost of offering premium-class services like those that we offer.

In addition, some LCCs have a relentless focus on lowering costs and provide only a very basic level of service to passengers. These carriers configure their aircraft with high-density seating configurations and offer minimal amenities during the flight, and as a result, they incur lower unit costs than we do. Some LCCs also charge ancillary fees for basic services that we provide free of charge, such as making a reservation, printing boarding passes at the airport and carrying bags onboard the cabin for stowage in the overhead bins. In general, LCCs have lower unit costs and therefore are able to offer lower base fares.

If we fail to implement our business strategy successfully, our business will be materially adversely affected.

Our business strategy is to target business and leisure travelers who are willing to pay a premium for our newer aircraft, more comfortable seating, better customer service and the latest on-board amenities while maintaining a cost structure that is lower than that of the legacy airlines that these business and premium travelers have historically favored. We may not be successful in attracting enough passengers willing to pay a premium over the fares offered by the LCCs, which we require to offset the additional costs embedded within our premium service model. In addition, American Airlines, Delta Air Lines, United Airlines and JetBlue Airways are increasing the quality of their seating and on-board amenities in some of the routes where they compete with us, making it more challenging to attract passengers who are loyal to those airlines. Continuing to grow our business profitably is also critical to our business strategy. Growth poses various operational and financial challenges, including securing additional financing for aircraft acquisition, obtaining airport gates and facilities at congested airports that serve business and premium travelers and hiring qualified personnel while maintaining our culture, which we believe is vital to the continued success of our airline. We cannot assure you that we will be able to successfully and profitably expand our fleet, enter new markets or grow existing markets in order to achieve additional economies of scale and maintain or increase our profitability. If we are unsuccessful in deploying our strategy, or if our strategy is unsustainable, our business will be materially adversely affected.

Threatened or actual terrorist attacks or security concerns involving airlines could materially adversely affect our business.

Past terrorist attacks against airlines have caused substantial revenue losses and increased security costs. As a result, any actual or threatened terrorist attack or security breach, even if not directly against an airline, could materially adversely affect our business by weakening the demand for air travel and resulting in increased safety and security costs for us and the airline industry generally. Terrorist attacks made directly on a domestic airline, or the fear of such attacks or other hostilities (including elevated national threat warnings or selective cancellation or redirection of flights due to terror threats), would have a negative impact on the airline industry and materially adversely affect our business.

We rely heavily on technology and automated systems to operate our business, and any failure of these technologies or systems could materially adversely affect our business.

We are highly dependent on technology and computer systems and networks to operate our business. These technologies and systems include our computerized airline reservation system, flight operations systems, telecommunications systems, airline website, maintenance systems and check-in kiosks.

In order for our operations to work efficiently, our website and reservation system must be able to accommodate a high volume of traffic, maintain secure information and deliver flight information. We depend on our reservation system, which is hosted and maintained under a long-term contract by a third-party service provider, to issue, track and accept electronic tickets, conduct check-in, board and manage our passengers through the airports we serve and provide us with access to global distribution systems, which enlarge our pool of potential passengers. In May 2011, we experienced significant reservations system outages, which resulted in lost ticket sales on our website which materially adversely affected our business and goodwill. If our reservation system fails or experiences interruptions again, and we are unable to book seats for any period of time, we could lose a significant amount of revenue as customers book seats on other airlines, and our reputation could be harmed.

We also rely on third-party service providers to maintain our flight operations systems, and if those systems are not functioning, we could experience service disruptions, which could result in the loss of important data, increase our expenses, decrease our operational performance and temporarily stall our operations. Replacement services may not be readily available on a timely basis, at competitive rates or at all, and any transition time to a new system may be significant. In the event that one or more of our primary technology or systems vendors fails to perform and a replacement system is not available, our business could be materially adversely affected.

Our business could be materially adversely affected from an accident or safety incident involving our aircraft.

An accident or safety incident involving one of our aircraft could expose us to significant liability and a public perception that our airline is unsafe or unreliable. In the event of a major accident, we could be subject to significant personal injury and property claims. While we maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate to cover fully all claims, and we may be forced to bear substantial losses from an accident. In addition, any accident or incident involving one of our aircraft (or an accident involving another Virgin-branded airline), even if fully insured, could harm our reputation and result in a loss of future passenger demand if it creates a public perception that our operation is unsafe or unreliable as compared to other airlines or means of transportation. As a result, any accident or safety incident involving our aircraft could materially adversely affect our business.

The demand for airline services is sensitive to changes in economic conditions, and another recession would weaken demand for our services and materially adversely affect our business.

The demand for business and leisure travel is affected by U.S. and global economic conditions. Unfavorable economic conditions have historically reduced airline travel spending. For most leisure consumers, travel is a discretionary expense, and during unfavorable economic conditions, travelers have often replaced air travel with car travel or other forms of ground transportation or have opted not to travel at all. Likewise, during unfavorable economic conditions, businesses have foregone or deferred air travel. Travelers have also reduced spending by purchasing less expensive tickets, which can result in a decrease in average revenue per seat. Because we have relatively high fixed costs, much of which cannot be mitigated during periods of lower demand for air travel, our business is particularly sensitive to changes in U.S. economic conditions. A reduction in the demand for air travel due to unfavorable economic conditions also limits our ability to raise fares to counteract increased fuel, labor and other costs. If U.S. or global economic conditions are unfavorable or uncertain for an extended period of time, it would materially adversely affect our business.

We have a limited operating history and have only recorded one year of profit, and we may not sustain or increase profitability in the future.

We have a history of losses and only a limited operating history upon which you can evaluate our business and prospects. While we first recorded an annual profit in 2013, we cannot assure you that we will be able to sustain or increase profitability on a quarterly or an annual basis. In turn, this may cause the trading price of our common stock to decline and may materially adversely affect our business.

Airlines are subject to extensive regulation and taxation by governmental authorities, and compliance with new regulations and any new or higher taxes will increase our operating costs and may materially adversely affect our business.

We are subject to extensive regulatory and legal compliance requirements. Congress regularly passes laws that affect the airline industry, and the U.S. Department of Transportation, or DOT, the Federal Aviation Administration, or FAA, and the Transportation Security Administration, or TSA, continually issue regulations, orders, rulings and guidance relating to the operation, safety and security of airlines that require significant expenditures and investment by us. For example, the DOT has broad authority over airlines to prevent unfair and deceptive practices and has used this authority to impose numerous airline regulations, including rules and fines relating to airline advertising, pricing, baggage compensation, denied boarding compensation and tarmac delayed flights. The DOT frequently considers the adoption of new regulations, such as rules relating to congestion-based landing fees at airports and limits or disclosures concerning ancillary passenger fees. For example, in June 2014, the DOT issued a notice of proposed rulemaking to further enhance passenger protections that addresses several areas of regulation, including post-purchase ticket increases, ancillary fee disclosures and code-share data reporting and disclosure. Compliance with existing requirements drives administrative, legal and operational costs and subjects us to potential fines, and any new regulatory requirements issued by the DOT may increase our compliance costs, reduce our revenues and materially adversely affect our business.

The FAA has broad authority to address airline safety issues, including inspection authority over our flight, technical and safety operations, and has the ability to issue mandatory orders relating to, among other things, the grounding of aircraft, installation of mandatory equipment and removal and replacement of aircraft parts that have failed or may fail in the future. Any decision by the FAA to require aircraft inspections, complete aircraft maintenance or ground aircraft types operated by us could materially adversely affect our business. For example, on January 4, 2014, the FAA’s new and more stringent pilot flight and duty time requirements under Part 117 of the Federal Aviation Regulations took effect, which has increased costs and could further increase our costs in the future.

The FAA also has extensive authority to address airspace/airport congestion issues and has imposed limitations on take-off and landing slots at four airports: Ronald Reagan Washington National Airport (DCA), LaGuardia Airport (LGA), John F. Kennedy International Airport (JFK) and Newark Liberty International Airport (EWR). The FAA could reduce the number of slots allocated at these airports or impose new slot restrictions at other airports.

We are also subject to restrictions imposed by federal law that require that no more than 24.9% of our stock be voted, directly or indirectly, by persons who are not U.S. citizens, that no more than 49.9% of our outstanding stock be owned by persons who are not U.S. citizens and that our president and at least two-thirds of the members of our board of directors and senior management be U.S. citizens. For more information on these requirements, see “—Our corporate charter and bylaws include provisions limiting voting and ownership by non-U.S. citizens and specifying an exclusive forum for stockholder disputes.” We are currently in compliance with these ownership restrictions. Our high level of foreign ownership may limit our opportunity to participate in U.S. government travel contracts and the Civilian Reserve Air Fleet program, however, if we are unable to satisfy policies and procedures of the U.S. Department of Defense for the mitigation of foreign ownership, control or influence required of cleared U.S. contractors.

Domestic airlines are also subject to significant taxation, including taxes on passenger tickets and security fees to compensate the federal government for its role in regulating airlines, providing air traffic controls and implementing security measures related to airlines and airports. In July 2014, the TSA implemented an increased passenger security fee at a flat rate of $5.60 per passenger. Any significant increase in ticket taxes or security fees could weaken the demand for air travel, increase our costs and materially adversely affect our business.

Many aspects of airlines’ operations are also subject to increasingly stringent environmental regulations, and growing concerns about climate change may result in the imposition of additional regulation. Since the domestic airline industry is highly price sensitive, we may not be able to recover from our passengers the cost of compliance with new or more stringent environmental laws and regulations, which could materially adversely affect our business. Although we do not expect the costs of complying with current environmental regulations will have a material adverse effect on our business, we cannot assure you that the costs of complying with environmental regulations would not materially adversely affect us in the future.

Almost all commercial service airports are owned and/or operated by units of local or state governments. Airlines are largely dependent on these governmental entities to provide adequate airport facilities and capacity at an affordable cost. Many airports have increased their rates and charges to air carriers because of higher security costs, increased costs related to updated infrastructures and other costs. Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. Although lawmakers may impose these additional fees and consider them “pass-through” costs, we believe that a higher total ticket price will influence consumer purchase and travel decisions and may result in an overall decline in passenger traffic, which could materially adversely affect our business.

Our ability to obtain financing or access capital markets may be limited.

We have significant obligations to purchase aircraft and spare engines that we have on order from Airbus and CFM International, or CFM, and we have historically relied solely on lessors to provide financing for our aircraft acquisition needs. As of December 31, 2013, committed expenditures for these aircraft and spare engines, including estimated amounts for contractual price escalations and $48.4 million of pre-delivery payment commitments, were approximately $427.3 million. Because we may not have sufficient liquidity or creditworthiness to fund the purchase of aircraft and engines, including payment of pre-delivery payments, we expect to seek external financing for these expenses. There are a number of factors that may affect our ability to raise financing or access the capital markets, including our liquidity and credit status, our operating cash flows, market conditions in the airline industry, U.S. and global economic conditions, the general state of the capital markets and the financial position of the major providers of commercial aircraft financing. We cannot assure you that we will be able to source external financing for our planned aircraft acquisitions or for other significant capital needs, and if we are unable to source financing on acceptable terms, or unable to source financing at all, our business could be materially adversely affected. To the extent we finance our activities with additional debt, we may become subject to financial and other covenants that may restrict our ability to pursue our strategy or otherwise constrain our growth and operations.

In addition, we may be unable to fully finance future aircraft acquisitions if the aircraft are perceived to be less valuable for any reason. We presently have ten Airbus A320-family, current technology aircraft on order for delivery between July 2015 and June 2016. If Airbus’s newer A320neo-family aircraft provide expected improvements in the fuel consumption and an increase in nautical mile range, the Airbus A320-family current-technology aircraft may be perceived to be less valuable. If we are unable to fully finance our acquisition of these aircraft, our business may be materially adversely affected.

The “Virgin” brand is not under our control, and negative publicity related to the Virgin brand name could materially adversely affect our business.

We believe the “Virgin” brand, which is integral to our corporate identity, represents quality, innovation, creativity, fun, a sense of competitive challenge and employee-friendliness. We license rights to the Virgin brand from certain entities affiliated with the Virgin Group on a non-exclusive basis. The Virgin brand is also licensed to and used by a number of other companies, including two airlines, Virgin Atlantic Airways and Virgin Australia Airlines, operating in other geographies. We rely on the general goodwill of consumers and our employees, whom we call teammates, towards the Virgin brand as part of our internal corporate culture and external marketing strategy. Consequently, any adverse publicity in relation to the Virgin brand name or its principals, particularly Sir Richard Branson who is closely associated with the brand, or in relation to another Virgin-branded company over which we have no control or influence, could have a material adverse effect on our business.

We obtain our rights to use the Virgin brand under agreements with certain entities affiliated with the Virgin Group, and we would lose those rights if these agreements are terminated or not renewed.

We are party to license agreements with certain entities affiliated with the Virgin Group pursuant to which we obtain rights to use the Virgin brand. The licensor may terminate the agreements upon the occurrence of a number of specified events including if we commit a material breach of our obligations under the agreements that is uncured for more than 10 business days or if we materially damage the Virgin brand. If we lose our rights to use the Virgin brand, we would lose the goodwill associated with our brand name and be forced to develop a new brand name, which would likely require substantial expenditures, and our business would likely be materially adversely affected.

We are subject to labor-related disruptions that could materially adversely affect our business.

On August 13, 2014, our inflight teammates (whom other airlines refer to as flight attendants), representing approximately 32% of our workforce, voted for representation by the Transport Workers Union, or TWU. As a result, the TWU has been certified as the representative of our inflight teammates, and we will be engaged with the TWU in a collective bargaining process for a first contract for those teammates in accordance with the requirements of the Railway Labor Act. Although we currently have a direct relationship with our remaining teammates, airline workers are one of the most heavily unionized private-sector employee groups, and any of our other non-management teammates could also seek to unionize. If we are not able to reach agreement with the TWU on the terms of the collective bargaining agreement for our inflight teammates, or if one or more of our other teammate groups elects a union to represent them, it could create a risk of work stoppages which could materially adversely affect our business.

We depend on the Los Angeles and San Francisco markets to be successful.

Most of our current flights operate from our two focus cities of Los Angeles and San Francisco. In 2013, passengers to and from Los Angeles International Airport (LAX) and to and from SFO accounted for 44.9% and 53.6% of our total passengers. We believe that concentrating our service offerings in this way allows us to maximize our investment in personnel, aircraft and ground facilities and to leverage sales and marketing efforts in those regions. As a result, we are highly dependent on the LAX and SFO markets.

At LAX, we operate out of Terminal Three under an airport lease agreement that runs through 2019, subject to our completion of certain leasehold improvement projects. Under the LAX lease, we have the preferential use of six airport gates, the ability to add a seventh preferential use gate and shared access with other airlines to additional common-use gates. At SFO, we primarily operate out of recently renovated Terminal Two, under an operating lease that runs through June 2021, with the occasional use of a gate in the international terminal for flights from Mexico. Under the SFO lease, we have preferential access to seven Terminal Two gates, shared access with other airlines to one common-use Terminal Two gate and shared access to international terminal gates. In the past, we have used SFO international gates for domestic flights. While gate space is limited at both LAX and SFO, we believe that our gate access at each airport is capable of handling our planned growth in operations for at least the next several years.

However, both LAX and SFO are high-traffic airports with limited excess facilities and capacity, which may restrict our growth at these two bases. If we are unable to increase flights in these and other key markets, or if any events cause a reduction in demand for air transportation in these key markets or if increases in competition cause us to reduce fares in these key markets, our business may be materially adversely affected.

Our quarterly results of operations fluctuate due to a number of factors, including seasonality.

We expect our quarterly results of operations to continue to fluctuate due to a number of factors, including actions by our competitors, price changes in aircraft fuel and the timing and amount of maintenance expenses. As a result of these and other factors, quarter-to-quarter comparisons of our results of operations may not be reliable indicators of our future performance. In addition, seasonality may cause our quarterly results of operations to fluctuate since passengers tend to fly more during the summer months and less in the winter months. We cannot assure you that we will find profitable markets in which to operate during the winter season. Lower demand for air travel during the winter months may materially adversely affect our business.

We have a significant amount of fixed obligations.

The airline business is capital intensive, and many airlines, including us, are highly leveraged. We currently lease all of our aircraft, and these leases contain provisions requiring the payment of monthly rent regardless of usage. As of December 31, 2013, we had future operating lease obligations of approximately $1.7 billion. In addition, we have ordered aircraft and spare engines from Airbus and CFM for delivery over the next eight years. Under those agreements, we are obligated to make pre-delivery payments to Airbus and CFM on regular intervals in advance of the delivery of our ordered aircraft and spare engines. Moreover, we expect to incur additional fixed expenses as we take delivery of new aircraft, with ten aircraft scheduled for delivery between July 2015 and June 2016 and 30 aircraft scheduled for delivery in 2020 through 2022.

The amount of our current and expected future fixed obligations could strain our cash flows from operations, reducing the availability of our cash flows to fund working capital, capital expenditures and other general corporate purposes and limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete. Our substantial fixed obligations could reduce our credit, which would negatively impact our ability to obtain additional financing and could place us at a competitive disadvantage compared to less leveraged competitors and competitors that have better access to capital resources or more favorable terms. We cannot assure you that we will be able to generate sufficient cash flows from our operations or from capital market activities to pay our debt and other fixed obligations as they become due or that we will be able to finance these obligations on favorable terms, or at all. If we are unable to generate sufficient cash flows for any reason, we may be unable to meet our fixed obligations, and our business may be materially adversely affected. In particular, if we are unable to make our required aircraft lease rental payments, we could lose access to one or more aircraft and forfeit our rent deposits, and our lessors could exercise their remedies under the lease agreements. Also, an event of default under any of our leases and our debt financing agreements could trigger cross-default provisions under other agreements.

Our credit card processors have the right to impose larger holdbacks which could have a material adverse effect on our business.

Most of our tickets are sold to customers using credit cards as the form of payment. Our credit card processors have rights in their agreements to hold back receivable monies related to tickets sold for future travel services (i.e., a “holdback”). Any related holdback is remitted to us shortly after the customer travels. Holdbacks are commonly imposed on newer or less creditworthy airlines, and we currently have significant holdback requirements with our two primary credit card processors, Elavon Inc. for Visa/MasterCard and American Express. As of June 30, 2014, our credit card holdbacks were $164.9 million, which represented substantially all of our receivable monies related to tickets sold for future travel. If a credit card processor determines there is a material risk with respect to our business or liquidity, it has the right to increase the amount or duration of the holdback. Any increase in the amount or duration of our holdbacks may negatively impact our liquidity and materially adversely affect our business.

Significant flight delays, cancellations or aircraft unavailability may materially adversely affect our business.

Various factors, many of which are beyond our control, such as air traffic congestion at airports, other air traffic control problems, security requirements, unscheduled maintenance and adverse weather conditions, can cause flight delays or cancellations or cause certain of our aircraft to be unavailable for a period of time. SFO, one of our two primary focus airports, is particularly vulnerable to air traffic constraints and other delays due to fog and inclement weather. Factors that cause flight delays frustrate passengers, and reduced aircraft availability could lead to customer dissatisfaction that harms our reputation. Additionally, if we are forced to cancel a flight due to an event within our control, we will be liable to re-accommodate our guests, including by purchasing tickets for them on other airlines. If one or more of our aircraft is unavailable to fly revenue service for any amount of time, our capacity will be reduced. Significant flight delays, cancellations or aircraft unavailability for any reason could have a material adverse effect on our business.

Our maintenance costs will increase as our fleet ages.

As of June 30, 2014, the average age of aircraft in our fleet of Airbus A320-family aircraft was approximately five years. Our aircraft will require more scheduled and unscheduled maintenance as they age. We are beginning to incur substantial costs for major maintenance visits for our aircraft, and because of the pattern of our historical fleet growth, we expect to have several aircraft undergoing major maintenance at roughly the same time. These more significant maintenance activities result in out-of-service periods during which certain of our aircraft are unavailable to fly passengers. Any significant increase in maintenance and repair expenses, as well as resulting out-of-service periods, could have a material adverse effect on our business.

We expect that costs associated with the final qualifying major engine maintenance events for our aircraft will be amortized over the remaining lease term rather than until the next estimated major maintenance event, because we account for major maintenance under the deferral method. This could result in significantly higher depreciation and amortization expense related to major maintenance in the last few years of the leases as compared to the expenses in earlier periods.

In addition, the terms of some of our lease agreements require us to pay supplemental rent, also known as maintenance reserves, to our lessor in advance of the performance of major maintenance, resulting in our recording significant aircraft maintenance deposits on our consolidated balance sheet. However, the payments made after the final qualifying major engine maintenance event during the lease term are fully expensed, as these amounts are not reimbursable from the lessor. As such, it will result in both additional rent expense and depreciation and amortization expense for previously capitalized maintenance being recorded in the period after the final qualifying major engine maintenance event and just prior to the termination of the lease.

We depend on sole-source suppliers for our aircraft and engines.

A critical cost-saving element of our business strategy is to operate a single-family aircraft fleet; however, our dependence on the Airbus A320-family aircraft and CFM engines for all of our flights makes us more vulnerable to any design defects or mechanical problems associated with this aircraft type or these engines. In the event of any actual or suspected design defects or mechanical problems with the Airbus A320-family aircraft or CFM engines, whether involving our aircraft or that of another airline, we may choose or be required to suspend or restrict the use of our aircraft. Our business could also be materially adversely affected if the public avoids flying on our aircraft due to an adverse perception of the Airbus A320-family aircraft or CFM engines, whether because of safety concerns or other problems, real or perceived, or in the event of an accident involving such aircraft or engines. Separately, if Airbus or CFM becomes unable to perform its contractual obligations and we must lease or purchase aircraft from another supplier, we would incur substantial transition costs, including expenses related to acquiring new aircraft, engines, spare parts, maintenance facilities and training activities, and we would lose the cost benefits from our current single-fleet composition, any of which could have a material adverse effect on our business.

We rely on third-party service providers to perform functions integral to our operations.

We depend on third-party service providers to provide the majority of the services required for our operations, including fueling, maintenance, catering, passenger handling, reservations and airport ground handling, as well as certain administrative and support services. We are likely to enter into similar service agreements for new markets we enter, and we cannot assure you that we will be able to obtain the necessary services at acceptable rates. Moreover, although we do enter into agreements with many of our third-party service providers that define expected service performance, we do not directly control these third-party service providers. Any of these third-party service providers may fail to meet their service performance commitments to us, suffer disruptions to their systems that could negatively impact their services or fail to perform their services reliably, professionally or at the high standard of quality that we expect. Any such failure of our third-party service providers may prevent us from operating one or more flights or providing other services to our customers and may materially adversely affect our business. In addition, our business could be materially adversely affected if our customers believe that our services are unreliable or unsatisfactory.

Our business could be affected by severe weather conditions, natural disasters or the outbreak of contagious disease, any of which could materially adversely affect our business.

Our operations may be materially adversely affected by factors beyond our control, including severe weather conditions, natural disasters and the outbreak of disease. Severe weather conditions, such as winter snowstorms, hurricanes or other weather events, can cause flight cancellations, turbulence or significant delays that may result in increased costs and reduced revenue. Also, our two focus cities, Los Angeles and San Francisco, and our headquarters in Burlingame, California, are located on or near active seismic faults, and an earthquake could occur at any time, which could disrupt our operations at those locations. Similarly, outbreaks of pandemic or contagious diseases, such as avian flu, severe acute respiratory syndrome (SARS), H1N1 (swine) flu and the Ebola virus could significantly reduce demand for passenger traffic and result in travel restrictions. Any interruption in our ability to operate flights or reduction in airline passenger demand because of such events could have a material adverse effect on our business.

Increases in insurance costs or reductions in insurance coverage may materially adversely affect our business.

We have obtained third-party war risk (terrorism) insurance through a special program administered by the FAA. However, the FAA’s statutory authority to provide war risk insurance to air carriers expires on

September 30, 2014, and we do not believe the FAA program will be renewed at that time. We have arranged for similar war risk coverage from commercial underwriters but those policies generally have more restrictive terms, including the exclusion of NBCR (nuclear, biological, chemical and radiological) events. If we are unable to obtain adequate third-party war risk (terrorism) insurance for NBCR events, and such an event were to take place, or if we are unable to obtain third-party war risk (terrorism) insurance otherwise comparable to our current insurance, our business could be materially adversely affected.

If any of our aircraft were to be involved in an accident or if our property or operations were to be affected by a significant natural catastrophe or other event, we could be exposed to significant liability or loss. If we are unable to obtain sufficient insurance (including aviation hull and liability insurance and property and business interruption coverage) to cover such liabilities or losses, whether due to insurance market conditions or otherwise, our business could be materially adversely affected.

Security breaches involving a compromise of customer information or personal data could expose us to liability, damage our reputation and materially adversely affect our business.

We are subject to laws relating to privacy of personal data. In the processing of our customer transactions and as part of our ordinary business operations, we and certain of our third-party service providers collect, process, transmit and store a large volume of personally identifiable information, including financial data such as credit card information. The security of the systems and network where we and our service providers store this data is a critical element of our business. Any security breach in which employee or customer data is improperly released or disclosed could result in the loss, disclosure or improper use of this data and subject us to regulatory penalties and litigation, disrupt our operation, damage our reputation and materially adversely affect our business. Additionally, any material failure by us or our service providers to maintain compliance with the Payment Card Industry security requirements or rectify a data security issue may result in fines and restrictions on our ability to accept credit cards as a form of payment.

Our business could be materially adversely affected if we lose the services of our key personnel.

Our success depends to a significant extent upon the efforts and abilities of our officers, senior management team and key operating personnel. Competition for highly qualified personnel is intense, and a substantial turnover in key employees without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on our business.

Concentrated ownership by our principal stockholders could materially adversely affect our other stockholders.

Immediately after this offering of                  shares of our common stock at an assumed initial public offering price of $         per share, the midpoint of the price range listed on the cover of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us and the application of such net proceeds as described under “Use of Proceeds” elsewhere in this prospectus, Cyrus Capital and the Virgin Group will beneficially own approximately     % and     % of our outstanding voting common stock. This concentrated ownership may limit the ability of other stockholders to influence corporate matters, and, as a result, these stockholders may cause us to take actions that our other stockholders do not view as beneficial. For example, this concentration of ownership could delay or prevent a change in control or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could cause the trading price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their common stock.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members or executive officers.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002, as amended, the Dodd-Frank Wall

Street Reform and Consumer Protection Act, related rules implemented or to be implemented by the Securities and Exchange Commission, or the SEC, and the listing rules of the NASDAQ Global Select Market. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as our executive officers and may divert management’s attention. Furthermore, if we are unable to satisfy our obligations as a public company, our common stock could be delisted, and we could be subject to fines, sanctions and other regulatory action and potentially civil litigation.

We will be required to assess our internal control over financial reporting on an annual basis, and any future adverse findings from such assessment could result in a loss of investor confidence in our financial reports, result in significant expenses to remediate any internal control deficiencies and have a material adverse effect on our business.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and beginning with our Annual Report on Form 10-K for the year ending December 31, 2015, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. The rules governing management’s assessment of our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in implementing any requested improvements and receiving a favorable attestation. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NASDAQ Global Select Market, regulatory investigations, civil or criminal sanctions and litigation, any of which would materially adversely affect our business.

The market price of our common stock may be volatile, which could cause the value of an investment in our stock to decline.

Prior to this offering, there has been no public market for shares of our common stock, and an active public market for these shares may not develop or be sustained after this offering. We and the representatives of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, the market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

•	announcements concerning our competitors, the airline industry or the economy in general;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	media reports and publications about the safety of our aircraft or the aircraft type we operate;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	changes in the price of aircraft fuel;

•	announcements concerning the availability of the type of aircraft we use;

•	general and industry-specific economic conditions;

•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations;

•	sales of our common stock or other actions by investors with significant shareholdings, including sales by our principal stockholders;

•	trading strategies related to changes in fuel or oil prices; and

•	general market, political and other economic conditions.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. Broad market fluctuations may materially adversely affect the trading price of our common stock.

In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources and materially adversely affect our business.

If securities or industry analysts do not publish research or reports about our business or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities and industry analysts may publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the trading price of our common stock would likely decline. If one or more of these analysts ceases to cover our company or fails to publish reports on us regularly, demand for our stock could decrease, which may cause the trading price of our common stock and our trading volume to decline.

Our anti-takeover provisions may delay or prevent a change of control, which could materially adversely affect the price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon completion of this offering will contain provisions that may make it difficult to remove our board of directors and management and may discourage or delay “change of control” transactions, which could materially adversely affect the price of our common stock. These provisions include, among others:

•

our board of directors is divided into three staggered classes, with each class serving a three-year term, which prevents stockholders from electing an entirely new board of directors at a single annual meeting;

•	actions to be taken by our stockholders may only be effected at an annual or special meeting of our stockholders and not by written consent;

•	special meetings of our stockholders can be called only by our board of directors, the Chairman of the Board, our chief executive officer or our president;

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors and propose matters to be brought before an annual meeting of our stockholders may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company; and

•

our board of directors may, without stockholder approval, issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of our common stock or could also be used as a method of discouraging, delaying or preventing a change of control.

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the tangible net book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $         in net tangible book value per share from the price you paid, based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus). In addition, new investors who purchase shares in this offering will contribute approximately     % of the total amount of equity capital raised by us through the date of this offering but will only own approximately     % of the outstanding share capital after the offering. In addition, as of June 30, 2014, we had outstanding options to purchase 8,025,383 shares of our capital stock and 7,075,867 unvested restricted stock units. Following the 2014 Recapitalization, we may have additional outstanding warrants to purchase shares of our common stock. The exercise of these outstanding options or warrants or the vesting of these restricted stock units will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution” elsewhere in this prospectus.

The value of our common stock may be materially adversely affected by additional issuances of common stock or preferred stock by us or sales by our principal stockholders.

Any future issuances or sales of our common stock by us will be dilutive to our existing common stockholders. We anticipate that, after consummation of the transactions contemplated by the 2014 Recapitalization and the closing of this offering, Cyrus Capital and the Virgin Group (or their respective designees) collectively will hold approximately                  million shares of our voting common stock, or     % of our voting common stock outstanding, and     % of the total outstanding equity interests in our company as of June 30, 2014 (based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus), and Cyrus Capital and the Virgin Group are entitled to rights with respect to registration of such shares under the Securities Act. Cyrus Capital and the Virgin Group could also hold warrants to purchase shares of our common stock immediately following this offering depending upon the initial public offering price. See “2014 Recapitalization” elsewhere in this prospectus for a discussion of the circumstances under which warrants may be outstanding following this offering. Sales of substantial amounts of our common stock in the public or private market, a perception in the market that such sales could occur, or the issuance or exercise of securities exercisable or convertible into our common stock, including warrants to purchase our common stock, could materially adversely affect the prevailing price of our common stock.

Our corporate charter and bylaws include provisions limiting voting and ownership by non-U.S. citizens and specifying an exclusive forum for stockholder disputes.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of our common stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 24.9% of our stock be voted, directly or indirectly, by persons who are not U.S. citizens, that no more than 49.9% of our outstanding stock be owned (beneficially or of record) by persons who are not U.S. citizens and that our president and at least two-thirds of the members of our board of directors and senior management be U.S. citizens. Our amended and restated bylaws provide that the failure of non-U.S. citizens to register their shares on a separate stock record, which we refer to as the “foreign stock record,” would result in a suspension of their voting rights in the event that the aggregate foreign ownership of the outstanding common stock exceeds the foreign ownership restrictions imposed by federal law. Our amended and restated bylaws also provide that any transfer or issuance of our stock that would cause the amount of our stock owned by persons who are not U.S. citizens to exceed foreign ownership restrictions imposed by federal law will be void and of no effect.

Our amended and restated bylaws further provide that no shares of our common stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. If it is determined that the amount registered in the foreign stock record exceeds the foreign ownership restrictions imposed by federal law, shares will be removed from the foreign stock record in reverse chronological order based on the date of registration therein, until the number of shares registered therein does not exceed the foreign ownership restrictions imposed by federal law. We are currently in compliance with these ownership restrictions.

As of June 30, 2014, based on the shares registered on the foreign stock record, non-U.S. citizens own, in the aggregate, 3,250,251 million shares of voting common stock (representing approximately 18% of the total voting rights and approximately 22% of the total outstanding equity interests in our company). As of June 30, 2014, non-U.S. citizens also hold warrants to purchase 217,840,303 shares of our common stock. For information on the number of shares of our common stock and warrants to purchase our common stock outstanding after the 2014 Recapitalization, see “Capitalization” elsewhere in this prospectus.

Our amended and restated certificate of incorporation in effect at the time of the closing of the offering will also provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by, or otherwise wrongdoing by, any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or the bylaws; or (v) any action asserting a claim against us or any of our directors, officers or employees governed by the internal affairs doctrine. Accordingly, you may be limited in your ability to pursue legal actions.

We do not intend to pay cash dividends for the foreseeable future.

We have never declared or paid cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments, business prospects and such other factors as our board of directors deems relevant.

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including patent, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. In particular, in recent years, there has been significant litigation in the United States and abroad involving patents and other intellectual property rights. We have in the past faced, and may face in the future, claims by third parties that we infringe upon their intellectual property rights. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability and/or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

Risks associated with our presence in international emerging markets, including political or economic instability, and failure to adequately comply with existing legal requirements, may materially adversely affect us.

Countries with less developed economies, legal systems, financial markets and business and political environments are vulnerable to economic and political problems, such as significant fluctuations in gross domestic product, interest and currency exchange rates, civil disturbances, government instability, nationalization and expropriation of private assets, trafficking and the imposition of taxes or other charges by governments. The occurrence of any of these events in markets served by us now or in the future and the resulting instability may materially adversely affect our business.

We emphasize legal compliance and have implemented and continue to implement and refresh policies, procedures and certain ongoing training of our teammates with regard to business ethics and many key legal requirements; however, we cannot assure you that our teammates will adhere to our code of business ethics, other policies or other legal requirements. If we fail to enforce our policies and procedures properly or maintain adequate record-keeping and internal accounting practices to record our transactions accurately, we may be subject to sanctions. In the event we believe or have reason to believe our teammates have or may have violated applicable laws or regulations, we may incur investigation costs, potential penalties and other related costs which in turn may materially adversely affect our reputation and business.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

We incurred net losses through 2012. Our unused losses generally carry forward to offset future taxable income, if any, until such unused losses expire. We may be unable to use these losses to offset income before such unused losses expire. In addition, if a corporation undergoes an “ownership change” (generally defined as a greater than 50-percentage-point cumulative change in the equity ownership of certain stockholders over a rolling three-year period) under Section 382 of the Internal Revenue Code of 1986, as amended, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset future taxable income or taxes may be limited. We have experienced ownership changes in the past and may experience ownership changes in connection with this offering or as a result of future changes in our stock ownership (some of which changes may not be within our control), including due to sales of our common stock by Cyrus Capital or the Virgin Group. This, in turn, could materially reduce or eliminate our ability to use our losses or tax attributes to offset future taxable income or tax and have an adverse effect on our future cash flows.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at which or by which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good-faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	the price and availability of aircraft fuel;

•	our ability to compete in an extremely competitive industry;

•	the successful execution and implementation of our strategy;

•	security concerns resulting from any threatened or actual terrorist attacks or other hostilities;

•	our reliance upon technology and automated systems to operate our business;

•	our reputation and business being adversely affected in the event of an emergency, accident or similar incident;

•	changes in economic conditions;

•	our limited profitable operating history;

•	changes in governmental regulation; and

•	our ability to obtain financing or access capital markets.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

2014 RECAPITALIZATION

As of June 30, 2014, we had a total of $666.4 million of contractual obligation for principal and accrued interest outstanding under certain secured related-party notes described below, which we refer to in this prospectus as the “Related-Party Notes”:

•	$390.4 million aggregate principal amount and accrued interest of secured notes, issued between May 2008 and November 2011, as of June 30, 2014, which we refer to in this prospectus as the “5% Notes”;

•	$185.0 million aggregate principal amount and accrued interest of secured notes issued in December 2011 as of June 30, 2014, which we refer to in this prospectus as the “FNPA Notes”; and

•	$91.0 million aggregate principal amount and accrued interest of secured notes issued in May 2013, as of June 30, 2014, which we refer to in this prospectus as the “FNPA II Notes.”

All of the Related-Party Notes are secured by substantially all of our assets. The 5% Notes bear interest at a rate of 5.0% per annum, compounded annually. The FNPA Notes bear interest at a rate of 17.0% per annum, of which 8.5% is payable quarterly in arrears, and 8.5% is compounded annually. The FNPA II Notes bear interest at a rate of 17.0% per annum, compounded annually. All of the Related-Party Notes become due on June 9, 2016 if not earlier redeemed. The Related-Party Notes are redeemable at any time by us and must be redeemed in the event that we incur certain senior indebtedness or upon certain change-of-control transactions. Because the 5% Notes and the FNPA II Notes were issued or restructured as part of the 2013 Recapitalization, they are presented in our consolidated financial statements (i) in the aggregate at the creditor level, (ii) at amounts that are in excess of the current stated contractual obligations on these notes and (iii) with lower effective interest rates. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—2013 Recapitalization,” as well as our consolidated financial statements included elsewhere in this prospectus.

As of June 30, 2014, the Virgin Group held approximately $410.6 million aggregate principal amount and accrued interest of the Related-Party Notes, and Cyrus Capital held approximately $255.8 million aggregate principal amount and accrued interest of the Related-Party Notes. The Virgin Group and Cyrus Capital also hold the majority of our outstanding warrants to purchase shares of our common stock, which we refer to in this prospectus as the “Related-Party Warrants.” The recorded value of the Related-Party Notes of $719.4 million on our financial statements differed from the contractual amount owed of $666.4 million, primarily due to the application of accounting guidance established for troubled debt restructurings, or “TDR,” in connection with the 2013 Recapitalization. The application of TDR accounting requires a comparison of the recorded value of each debt instrument prior to restructuring to the sum of the undiscounted future cash flows to be received by a creditor under the newly restructured debt instrument. Interest expense in future periods is determined by the effective interest rate required to discount the newly restructured future cash flows to equal the recorded value of the debt instrument without regard to how the parties allocated these cash flows to principal and interest in the restructured agreement. In cases in which the recorded value of the debt instrument exceeds the sum of undiscounted future cash flows to be received under the restructured debt instrument, the recorded value is reduced to the sum of undiscounted future cash flows, and a gain is recorded. In this instance, no future interest expense will be recorded, as the adjusted recorded value and the undiscounted future cash flows are equal and the effective interest rate is zero. With respect to both the Related-Party Notes held by the Virgin Group and by Cyrus Capital, the resulting recorded values and effective interest rates calculated under TDR accounting differ from the allocation of principal and interest agreed to by the parties under the restructured Related-Party Notes. Because we are repaying these Related-Party Notes prior to their stated maturity date, the amount we will repay is based on the allocation of principal and interest contained in the underlying agreements, which is less than our current recorded value.

Below is a summary of the contractual obligations and recorded values of our Related-Party Notes:

	June 30, 2014 (unaudited)
	Contractual Obligation	Recorded Value
	(in thousands)
The Virgin Group Restructured Debt	$410,608	$463,117
Cyrus Capital Restructured Debt	70,778	74,408
FNPA Notes (1)	184,973	181,904

	$666,359	$719,429

(1)	All of the FNPA Notes are held by Cyrus Capital.

We intend to enter into a recapitalization agreement with the Virgin Group and Cyrus Capital, which we refer to in this prospectus as the “2014 Recapitalization Agreement,” that would provide for the disposition of all of the principal and accrued interest outstanding pursuant to the Related-Party Notes and all outstanding Related-Party Warrants. The transactions contemplated by the 2014 Recapitalization Agreement, which we refer to in this prospectus as the “2014 Recapitalization,” would be contingent upon the consummation of this offering.

The 2014 Recapitalization Agreement would provide that we would retain net proceeds in connection with this offering of $         million (after we pay underwriting discounts on the shares sold by us and the expenses in this offering payable by us). Remaining net proceeds, which we estimate to be $         million, based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), would be applied as follows: approximately 50% would be used to repay a portion of the principal and accrued interest due under certain of the FNPA Notes held by Cyrus Capital, and as much as 50% would be used to repay the principal and accrued interest due under certain of the FNPA II Notes held by the Virgin Group. To the extent that repayment of the principal and accrued interest due under all of the FNPA II Notes held by the Virgin Group would require less than 50% of such remaining net proceeds, the balance would be used to repay a portion of the principal and accrued interest due under certain of the 5% Notes held by the Virgin Group.

In connection with the 2014 Recapitalization, we anticipate that the Virgin Group will arrange for a $100.0 million letter of credit facility, which we refer to in this prospectus as the “Letter of Credit Facility,” to be issued on our behalf to certain companies that process substantially all of our credit card transactions which will allow these companies to release approximately $100.0 million of cash collateral to us. In turn, we intend to use the released cash to repay $100.0 million of the principal and accrued interest due under certain of the 5% Notes held by the Virgin Group. We anticipate that the Letter of Credit Facility will contain an annual commitment fee of 5.0% payable by us to the Virgin Group and that the Virgin Group will cause this Letter of Credit Facility to be provided for a period of five years from the date of this offering. In addition, we would also be responsible for annual fees associated with the issuance and maintenance of the Letter of Credit Facility. The Letter of Credit Facility would only become an obligation of ours if one or both of our credit card processors were to draw on the Letter of Credit Facility. In addition, we will be restricted from incurring any future secured indebtedness related to our assets that would be unencumbered after the consummation of the transactions contemplated by the 2014 Recapitalization Agreement, unless our reimbursement obligations to the Virgin Group are secured on a pari passu basis with such secured debt. The Letter of Credit Facility will be reduced or terminated to the extent that collateral requirements are decreased or eliminated by our credit card transaction processors.

In addition to the repayments described above, the 2014 Recapitalization Agreement would also provide that we would issue a new note with a principal amount of $50.0 million, which we refer to in this prospectus as the “Post-IPO Note,” to the Virgin Group in exchange for the cancellation of $50.0 million of outstanding principal of 5% Notes held by the Virgin Group. The Post-IPO Note would be our senior unsecured obligation, would bear interest at a rate of 5.0% per annum, compounded annually, and would become due eight years after the date of this offering, or six years after the date of this offering if we are no longer required to provide collateral to our credit card transaction processors and can therefore terminate the Letter of Credit Facility. In addition, we will be restricted from incurring any future secured indebtedness related to our assets that would be unencumbered after the consummation of the transactions contemplated by the 2014 Recapitalization Agreement unless the Post-IPO Note is secured on a pari passu basis with such debt.

The 2014 Recapitalization Agreement would also provide that all remaining Related-Party Notes (after taking into consideration the anticipated repayments as described above) would be exchanged for that number of shares of our common stock calculated by dividing the aggregate value equal to the principal and accrued interest due under such notes by the initial public offering price at which shares are sold in this offering, or in the case of any remaining FNPA Notes or FNPA II Notes, by dividing 117.0% of the principal and accrued interest due under such notes by the initial public offering price at which shares are sold in this offering. Based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), we estimate that we would issue an aggregate of              shares of our common stock in exchange for the remaining Related-Party Notes.

In addition, the 2014 Recapitalization Agreement would provide that certain Related-Party Warrants would be exchanged without receipt of cash consideration for a number of shares of our common stock in amounts agreed to in the 2014 Recapitalization Agreement, which depend in part on the initial public offering price of this offering. Based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), we estimate that we would issue an aggregate of                  shares of our common stock in exchange for Related-Party Warrants to purchase                  shares of common stock. The 2014 Recapitalization Agreement would also provide that the remaining Related-Party Warrants to purchase an aggregate of 122,105,000 shares of our common stock would be cancelled in their entirety.

The 2014 Recapitalization Agreement would also provide that, under certain circumstances where non-U.S. citizens would hold greater than a designated percentage of our outstanding common stock and non-voting common stock, we may be required to issue new warrants to purchase shares of our common stock at an exercise price per share of $0.01 rather than issue shares of our common stock, in exchange for certain of the Related-Party Notes and Related-Party Warrants. We do not believe the issuance of such new warrants is probable.

We anticipate that, after consummation of the transactions contemplated by the 2014 Recapitalization and upon the closing of this offering, only the Post-IPO Note, and none of the Related-Party Notes or the Related-Party Warrants, would remain outstanding. We also anticipate that each issued and outstanding share of our Class A, Class A-1, Class B, Class C and Class G common stock and each issued and outstanding share of our convertible preferred stock would be converted into one share of common stock in accordance with our certificate of incorporation. Further, all of our remaining currently outstanding warrants that are not Related-Party Warrants will expire by their existing terms upon the closing of this offering unless the initial public offering price exceeds the applicable exercise price per share, in which case we would anticipate those warrants to be exercised in connection with this offering. Based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), we do not anticipate that any of our existing warrants to purchase common stock would remain outstanding upon the closing of this offering.

Restrictions imposed by federal law currently require that no more than 24.9% of our stock be voted, directly or indirectly, by persons who are not U.S. citizens. In light of these restrictions, the 2014 Recapitalization Agreement would place limitations on the number of shares of voting common stock that may be held by parties to the agreement who are not U.S. citizens as a result of the 2014 Recapitalization. After giving effect to the 2014 Recapitalization, our ownership structure and capital structure will remain in full compliance with all related federal regulations.

In connection with the 2014 Recapitalization and the closing of this offering, we and certain entities affiliated with the Virgin Group intend to enter into amended and restated license agreements related to our use of the Virgin name and brand, which would provide for, among other things:

•	an extension of our right to use the Virgin name and brand until 25 years after the date of this offering;

•

commencing in the first quarter of 2016, an increase in the annual license fee that we pay to the Virgin Group from 0.5% to 0.7% of our total revenue, until our total annual revenue exceeds $4.5 billion, at which point our annual license fee would be 0.5%; and

•	the right to appoint a director to our board of directors, but only to the extent the Virgin Group does not otherwise have a representative sitting on our board of directors.

For more information, see “Certain Relationships and Related Transactions—Virgin License Agreements” elsewhere in this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of                  shares of common stock by us of approximately $         million based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting underwriting discounts and the expenses of this offering payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the aggregate net proceeds of this offering by $         million.

VX Employee Holdings, LLC, a Virgin America employee ownership vehicle that we consolidate for financial reporting purposes, will sell 1,745,395 issued and outstanding shares of common stock in the offering and will distribute the net proceeds received by it, which we estimate to be $         , based on an assumed initial public offering price of $         (the midpoint of the price range set forth on the cover of this prospectus), to eligible teammates, which do not include our officers.

In accordance with the 2014 Recapitalization Agreement, we will retain $             of net proceeds from the sale of                 shares of common stock by us for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures, including future flight equipment acquisitions, as well as for certain aircraft operating lease obligations. Pending these uses, we intend to invest these net proceeds in high-quality, short-term obligations. Currently, we do not yet know the amounts that we intend to use for each of these general corporate activities. Accordingly, our management will have broad discretion over the uses of these net proceeds in this offering. We cannot predict whether the proceeds invested will yield a favorable return.

We will use the remaining net proceeds from the sale of shares by us to repay the principal and accrued interest due under certain of the Related-Party Notes held by Cyrus Capital and the Virgin Group in conjunction with the 2014 Recapitalization, estimated as follows:

	Due	Interest Rate	Contractual Obligations for Principal and Accrued Interest at June 30, 2014 (1)(2)	Amount Estimated to be Repaid with Net Proceeds (2)
			(in thousands)	(in thousands)
FNPA Notes held by Cyrus Capital	June 9, 2016	17.0%	$184,973
FNPA II Notes held by the Virgin Group	June 9, 2016	17.0%	45,510
5% Notes held by the Virgin Group	June 9, 2016	5.0%	365,098

(1)	Because the 5% Notes and the FNPA II Notes were issued or restructured as part of the 2013 Recapitalization, they are presented in our consolidated financial statements (i) in the aggregate at the creditor level, (ii) at amounts that are in excess of the current stated obligations on these notes and (iii) with lower effective interest rates.
(2)	The amount of the Related-Party Notes to be repaid with a portion of the net proceeds from this offering, as well as the number of shares outstanding after the offering, will depend primarily on the price per share at which our common stock is sold in this offering and the total size of this offering. See “Capitalization” elsewhere in this prospectus for a sensitivity analysis of the Related-Party Notes to be repaid based on various assumed initial public offering prices.

For more information, see “2014 Recapitalization” elsewhere in this prospectus.

If the overallotment option is exercised, Cyrus Capital and the Virgin Group, as option selling stockholders, will sell the shares of our common stock deliverable upon such exercise, and we will not receive any proceeds from the sale of such shares. See “Principal and Selling Stockholders” elsewhere in this prospectus.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our common stock in the foreseeable future. In addition, certain of our current debt instruments currently, and debt instruments we may enter into in the future may, contain covenants that restrict our ability to declare or pay dividends. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, credit card holdbacks and capitalization as of June 30, 2014:

•	on an actual basis;

•

on a pro forma basis to give effect to the following transactions as a result of the 2014 Recapitalization as if it occurred as of June 30, 2014: (a) the repayment of $100.0 million of principal and accrued interest due under the Related-Party Notes with $100.0 million of cash released from cash collateral held by our credit card processors in connection with the establishment of the Letter of Credit Facility arranged by the Virgin Group; (b) the issuance of the $50.0 million Post-IPO Note in exchange for cancellation of $50.0 million of certain Related-Party Notes held by the Virgin Group; (c) the repayment of $                 million of principal and accrued interest due under certain Related-Party Notes with net proceeds from this offering; (d) the exchange of approximately $                 million of principal and accrued interest due under the Related-Party Notes for              shares of our common stock using assumed net proceeds of $         million and an assumed initial public offering price of $                 (the midpoint of the price range on the cover of this prospectus); (e) the issuance of              shares of common stock in exchange for Related-Party Warrants to purchase                 shares of our common stock, assuming an initial public offering price of $                 (the midpoint of the price range on the cover of this prospectus); (f) the conversion of each share of our convertible preferred stock and our Class A, Class A-1, Class B, Class C and Class G common stock into one share of our common stock; (g) the issuance of 1,650,000 shares of common stock approved by our board of directors to certain executive officers and management upon completion of this offering; and (h) the presentation of the excess of the recorded amount of debt and preferred stock above the cash and other consideration to be received of $         million as additional paid in capital; and

•

on a pro forma as adjusted basis to give further effect to receipt of the estimated net proceeds in this offering based on an assumed initial public offering price of $         per share (the midpoint of the price range on the cover of this prospectus) after deducting underwriting discounts and the estimated offering expenses payable by us and the application of such net proceeds as described in “Use of Proceeds” elsewhere in this prospectus.

You should read this table together with our financial statements and the related notes appearing at the end of this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus, other financial information included in this prospectus and “2014 Recapitalization” elsewhere in this prospectus.

	As of June 30, 2014
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, per share data)
Cash and cash equivalents	$179,980

Credit card holdbacks	$164,852

Long-term debt—current portion	—
Long-term debt—related parties	$719,429
Long-term debt	79,462

Total long-term debt	798,891

Convertible preferred stock, $0.01 par value per share. 16,755,790 shares authorized, 8,377,895 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	21,406

Stockholders’ equity (deficit):
Preferred stock, $0.01 par value per share. No shares authorized, no shares issued and outstanding, actual; 10,000,000 shares authorized, 0 shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.01 par value per share. 813,702,062 shares authorized, 6,341,531 shares issued and outstanding, actual; 750,000,000 shares authorized, shares issued and outstanding, pro forma; and 750,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	63
Additional paid-in capital	427,591
Accumulated deficit	(798,496)
Accumulated other comprehensive income	930

Total stockholders’ equity (deficit)	(369,912)

Total capitalization	$450,385

The above discussion is based on the 14,719,426 shares of our common stock outstanding (on an as converted to common stock basis) as of June 30, 2014, and excludes:

•	an aggregate of 3,153,598 shares of common stock reserved for issuance under our 2005 Stock Incentive Plan;

•	8,025,383 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2014 at a weighted-average exercise price of $2.09 per share, of which 817,922 are vested;

•	2,124,450 shares of common stock issuable upon the vesting of RSUs outstanding as of June 30, 2014 under our 2005 Stock Incentive Plan;

•	4,951,417 shares of common stock issuable upon the vesting of additional RSUs outstanding as of June 30, 2014;

•

2,595,000 shares of common stock issuable upon the vesting of RSUs approved by our board of directors to be granted to certain executive officers, members of our board of directors and other management contingent upon completion of this offering;

•

warrants to purchase an aggregate of 175,000 shares of common stock at an exercise price of $5.00 per share and an aggregate of 3,883,333 shares of common stock at an exercise price of $10.00 per share, all of which will expire, if unexercised, upon the completion of this offering;

•	rights to purchase 1,150,709 shares of common stock at an exercise price of $3.61 per share outstanding as of June 30, 2014, which expire, if unexercised, upon completion of this offering;

•	an aggregate of shares of common stock reserved for issuance under our 2014 Equity Incentive Award Plan; and

•	an aggregate of shares of common stock reserved for issuance under our 2014 Employee Stock Purchase Plan.

The number of shares outstanding after the offering will depend primarily on the price per share at which our common stock is sold in this offering and the total size of this offering. In connection with this offering and pursuant to the 2014 Recapitalization:

•

principal and accrued interest outstanding pursuant to our Related-Party Notes would be either (i) repaid with a portion of the net proceeds from this offering and the proceeds from the release of credit card holdbacks in connection with the establishment of the Letter of Credit Facility, (ii) exchanged for the Post-IPO Note or (iii) exchanged for shares of our common stock based on the initial public offering price of this offering;

•

outstanding warrants to purchase shares of our common stock, including our Related-Party Warrants, either (i) would be exchanged without receipt of cash consideration for shares of our common stock in amounts agreed to in the 2014 Recapitalization Agreement, which depend in part on the initial public offering price of this offering, (ii) would be exercised to the extent the exercise price per share provided for therein is less than the initial public offering price of this offering or (iii) would otherwise be cancelled; and

•	each issued and outstanding share of our convertible preferred stock and our Class A, Class A-1, Class B, Class C and Class G common stock would be converted into one share of common stock.

In this prospectus, in calculating the number of shares of common stock to be issued pursuant to the 2014 Recapitalization, we have assumed the application of the net proceeds to us as set forth in “Use of Proceeds” elsewhere in this prospectus, an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus) and an assumed initial public offering date of June 30, 2014 for purposes of calculating accrued interest on the Related-Party Notes. For more information, see “Use of Proceeds” and “2014 Recapitalization” elsewhere in this prospectus.

A change in the offering price and, accordingly, the amount of net proceeds received by us, would result in changes to the application of the net proceeds as set forth in “Use of Proceeds” elsewhere in this prospectus and in the following variables: (1) the amount of principal and accrued interest outstanding pursuant to our Related-Party Notes that are not repaid with net proceeds from this offering; (2) the number of shares of common stock that would be issued upon exchange of such Related-Party Notes; and (3) the number of shares of common stock that would be issued upon exchange of our Related-Party Warrants. The following table shows (in thousands, except per share data) the effects of various initial public offering prices on these variables based on the assumptions described above. The initial public offering prices shown below are hypothetical and illustrative only.

Assumed Initial Offering Price	Repayment of Related- Party Notes	Shares of Common Stock Issued Upon Exchange for Related-Party Notes	Shares of Common Stock Issued Upon Exchange for Related- Party Warrants	Pro Forma Shares of Common Stock Outstanding	Pro Forma as Adjusted Shares of Common Stock Outstanding
$	$

In each case, the total number of shares of common stock outstanding after this offering above is based on 14,719,426 shares of our common stock outstanding (on an as converted to common basis) as of June 30, 2014, subject to the same exclusions described above.

Because the share amounts set forth above are based on the accrued interest outstanding pursuant to our Related-Party Notes as of June 30, 2014, such amounts do not take into account shares of common stock to be issued in the 2014 Recapitalization in exchange for unpaid interest on the Related-Party Notes accrued from June 30, 2014 through the closing date of this offering. Such interest contractually accrues at a rate of approximately $3.9 million per month in the aggregate.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the offering.

The historical net tangible book value (deficit) of our common stock as of June 30, 2014 was $(397.5) million, or $(62.68) per share. Historical net tangible book value per share is determined by dividing the net tangible book value by the number of shares of outstanding common stock. If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock.

After giving effect to (i) the receipt of net proceeds from the issuance of                 shares of common stock at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting estimated underwriting discounts and estimated offering expenses payable by us, (ii) the exchange of any Related-Party Notes and Related-Party Warrants pursuant to the 2014 Recapitalization, (iii) the conversion of each share of our Class A, Class A-1, Class B, Class C and Class G common stock and our convertible preferred stock into one share of common stock, and (iv) the issuance of 1,650,000 shares of common stock approved by our board of directors to certain executive officers and management upon completion of this offering, our pro forma net tangible book value as of June 30, 2014 would have been approximately $         million, or approximately $         per pro forma share of common stock. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to new investors in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price		$
Net tangible book value (deficit) per share as of June 30, 2014	$(62.68)
Net increase per share attributable to 2014 Recapitalization

Pro forma net tangible book value per share
Increase per share attributable to this offering
Pro forma net tangible book value per share, as adjusted to give effect to this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $         per share and the dilution to new investors by $         per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us.

The table below summarizes as of June 30, 2014 (in thousands except share, per share and percentage data), on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders, (ii) issued to existing securityholders upon the exchange or conversion of our Related-Party Notes, Related-Party Warrants, and the conversion of the various outstanding classes of our common stock and our convertible preferred stock and (iii) to be paid by new investors purchasing our common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus).

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing Stockholders			%	$		%	$
2014 Recapitalization-converted securityholders							$
New investors							$

Total		100%		$	100%

The above discussion and tables are based on the 14,719,426 shares of our common stock outstanding (on an as converted to common stock basis) as of June 30, 2014, and exclude:

•	an aggregate of 3,153,598 shares of common stock reserved for issuance under our 2005 Stock Incentive Plan;

•	8,025,383 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2014 at a weighted-average exercise price of $2.09 per share, of which 817,922 are vested;

•	2,124,450 shares of common stock issuable upon the vesting of RSUs outstanding as of June 30, 2014 under our 2005 Stock Incentive Plan;

•	4,951,417 shares of common stock issuable upon the vesting of additional RSUs outstanding as of June 30, 2014;

•

2,595,000 shares of common stock issuable upon the vesting of RSUs approved by our board of directors to be granted to certain executive officers, members of our board of directors and other management contingent upon completion of this offering;

•

warrants to purchase an aggregate of 175,000 shares of common stock at an exercise price of $5.00 per share and an aggregate of 3,883,333 shares of common stock at an exercise price of $10.00 per share, all of which will expire, if unexercised, upon the completion of the offering;

•	rights to purchase 1,150,709 shares of common stock at an exercise price of $3.61 per share outstanding as of June 30, 2014, which expire, if unexercised, upon completion of this offering;

•	an aggregate of shares of common stock reserved for issuance under our 2014 Equity Incentive Award Plan; and

•	an aggregate of shares of common stock reserved for issuance under our 2014 Employee Stock Purchase Plan.

Because the share amounts set forth above are based on the accrued interest outstanding pursuant to our Related-Party Notes as of June 30, 2014, such amounts do not take into account shares of common stock to be issued in the 2014 Recapitalization in exchange for unpaid interest on the Related-Party Notes accrued from June 30, 2014 through the closing date of this offering. Such interest contractually accrues at a rate of approximately $3.9 million per month in the aggregate.

The information we present in this prospectus does not reflect a reverse split of our common stock that we may effect prior to the consummation of this offering.

The number of shares outstanding after the offering will depend primarily on the price per share at which our common stock is sold in this offering and the total size of this offering. In connection with this offering and pursuant to the 2014 Recapitalization:

•

the principal and accrued interest outstanding pursuant to our Related-Party Notes would be either (i) repaid with a portion of the net proceeds from this offering and the proceeds from the release of credit card holdbacks in connection with the establishment of the Letter of Credit Facility, (ii) exchanged for the Post-IPO Note or (iii) exchanged for shares of our common stock based on the initial public offering price of this offering;

•

outstanding warrants to purchase shares of our common stock, including our Related-Party Warrants, either (i) would be exchanged without receipt of cash consideration for shares of our common stock in amounts agreed to in the 2014 Recapitalization Agreement, which depend in part on the initial public offering price of this offering, (ii) would be exercised to the extent the exercise price per share provided for therein is less than the initial public offering price of this offering or (iii) would otherwise be cancelled; and

•	each issued and outstanding share of our convertible preferred stock and our Class A, Class A-1, Class B, Class C and Class G common stock would be converted into one share of common stock.

In this prospectus, in calculating the number of shares of common stock to be issued pursuant to the 2014 Recapitalization, we have assumed the application of the net proceeds to us as set forth in “Use of Proceeds” elsewhere in this prospectus, an assumed initial public offering price of $     per share (the midpoint of the price range set forth on the cover of this prospectus) and an assumed initial public offering date of June 30, 2014 for purposes of calculating accrued interest on the Related-Party Notes. For more information, see “Use of Proceeds” and “2014 Recapitalization” elsewhere in this prospectus.

A change in the offering price and, accordingly, the amount of net proceeds received by us, would result in changes to the application of the net proceeds as set forth in “Use of Proceeds” elsewhere in this prospectus and in the following variables: (1) the amount of principal and accrued interest outstanding pursuant to our Related-Party Notes that are not repaid with net proceeds from this offering; (2) the number of shares of common stock that would be issued upon exchange of such Related-Party Notes; and (3) the number of shares of common stock that would be issued upon exchange of our Related-Party Warrants.

The following table, based on the assumptions described above, shows the effect of various initial public offering prices on our pro forma as adjusted tangible book value per share after this offering and the dilution to new investors. The initial public offering prices shown below are hypothetical and illustrative only.

Assumed Initial Offering Price	Repayment of Related- Party Notes	Shares of Common Stock Issued Upon Exchange for Related-Party Notes	Shares of Common Stock Issued Upon Exchange for Related- Party Warrants	Pro Forma Shares of Common Stock Outstanding	Pro Forma as Adjusted Shares of Common Stock Outstanding
$	$

In each case, the total number of shares of common stock outstanding after this offering above is based on 14,719,426 shares of our common stock outstanding (on an as converted to common basis) as of June 30, 2014, subject to the same exclusions described above.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AND STATEMENTS OF OPERATIONS

The unaudited pro forma consolidated balance sheet and statements of operations are presented as if the 2014 Recapitalization described below, including the application of net proceeds from this offering to repay Related-Party Notes and the conversion of certain of the remaining Related-Party Notes into common stock, had occurred on the dates and for the periods indicated below, by applying adjustments to our historical consolidated balance sheet and statements of operations included elsewhere in this prospectus.

The unaudited pro forma consolidated balance sheet and statements of operations have been adjusted to illustrate the effect of (a) the repayment of $100.0 million of principal and accrued interest due under the Related-Party Notes with $100.0 million of cash released from cash collateral held by our credit card processors in connection with the establishment of the Letter of Credit Facility arranged by the Virgin Group; (b) the issuance of the $50.0 million Post-IPO Note in exchange for cancellation of $50.0 million of certain Related-Party Notes held by the Virgin Group; (c) the repayment of principal and accrued interest due under Related-Party Notes using assumed net proceeds of $         million and an assumed initial public offering price of $         per share (the midpoint of the price range on the cover of this prospectus); (d) the exchange of approximately $        million of principal and accrued interest due under the Related-Party Notes for                 shares of our common stock, assuming an initial public offering price of $        (the midpoint of the price range on the cover of this prospectus); (e) the issuance of                 shares of common stock in exchange for Related-Party Warrants to purchase                 shares of our common stock, assuming an initial public offering price of $        (the midpoint of the price range on the cover of this prospectus); (f) the conversion of each share of our convertible preferred stock and our Class A, Class A-1, Class B, Class C and Class G common stock into one share of our common stock; (g) the issuance of 1,650,000 shares of common stock approved by our board of directors to certain executive officers and management upon completion of this offering and 2,595,000 shares of common stock issuable upon the vesting of RSUs over a three-year service term; and (h) the presentation of the excess of the recorded amount of debt and preferred stock above the cash and other consideration to be received of $         million as additional paid in capital.

The unaudited pro forma consolidated balance sheet and statements of operations do not include the receipt by us of $         of the net proceeds from this offering that we expect to retain for general corporate purposes.

The unaudited pro forma consolidated balance sheet and statements of operations should be read in conjunction with the sections entitled “2014 Recapitalization,” “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Statement of Operations

For the Six Months Ended June 30, 2014

(in thousands, except per share data)

	Actual	Adjustments		Pro Forma
Operating revenues:
Passenger	$633,837
Other	78,398

Total operating revenues	712,235

Operating expenses:
Aircraft fuel	247,423
Aircraft rent	92,357
Salaries, wages and benefits	113,143		(a)
Landing fees and other rents	65,507
Sales and marketing	53,177
Aircraft maintenance	35,453
Depreciation and amortization	6,753
Other operating expenses	64,427

Total operating expenses	678,240

Operating income	33,995

Other income (expense):
Interest expense—related-party	(18,940)		(b)(c)
Interest expense	(1,484)
Capitalized interest	1,116
Interest income and other	258		(d)

Total other expense	(19,050)

Net income before income tax	14,945

Income tax expense	316		(e)

Net income	$14,629

Net income per share:
Basic	$1.07
Diluted	$0.74

Shares used for computation:
Basic	5,296,895		(f)
Diluted	11,289,461		(f)

See the accompanying notes to the unaudited pro forma consolidated financial information, which are an integral part hereof. The pro forma adjustments are explained in the notes below.

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2013

(in thousands, except per share data)

	Actual	Adjustments		Pro Forma
Operating revenues:
Passenger	$1,289,268
Other	135,410

Total operating revenues	1,424,678

Operating expenses:
Aircraft fuel	507,035
Aircraft rent	202,071
Salaries, wages and benefits	196,477		(a)
Landing fees and other rents	122,621
Sales and marketing	106,599
Aircraft maintenance	61,854
Depreciation and amortization	13,963
Other operating expenses	133,177

Total operating expenses	1,343,797

Operating income	80,881

Other income (expense):
Interest expense—related-party	(68,439)		(b)(c)
Interest expense	(2,854)
Capitalized interest	534
Interest income and other	339		(d)

Total other expense	(70,420)

Net income before income tax	10,461

Income tax expense	317		(e)

Net income	$10,144

Net income per share:
Basic	$0.74
Diluted	$0.56

Shares used for computation:
Basic	5,296,895		(f)
Diluted	9,689,719		(f)

See the accompanying notes to the unaudited pro forma consolidated financial information, which are an integral part hereof. The pro forma adjustments are explained in the notes below.

Unaudited Pro Forma Consolidated Balance Sheet

As of June 30, 2014

(in thousands, except per share data)

	Actual	Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$179,980		(g)
Credit card holdbacks	164,852		(h)
Other receivables, net	19,972
Prepaid expenses and other assets	21,040

Total current assets	385,844

Property and equipment:
Flight equipment	69,208
Ground and other equipment	65,940
Less accumulated depreciation and amortization	(66,868)

	68,280
Pre-delivery payments for flight equipment	78,298

Total property and equipment, net	146,578
Aircraft maintenance deposits	178,605
Aircraft lease deposits	50,669
Restricted cash	14,513
Other non-current assets	94,963		(g)

	338,750

Total assets	$871,172

See the accompanying notes to the unaudited pro forma consolidated financial information, which are an integral part hereof. The pro forma adjustments are explained in the notes below.

Unaudited Pro Forma Consolidated Balance Sheet

As of June 30, 2014

(in thousands, except per share data)

	Actual	Adjustments		Pro Forma
Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$52,897
Air traffic liability	231,124
Other current liabilities	81,820
Long-term debt—current portion	—

Total current liabilities	365,841

Long-term debt—related parties	719,429		(c)(h)(i)(j)(k)
Long-term debt	79,462
Other liabilities	54,946		(k)

Total liabilities	1,219,678

Convertible preferred stock, $0.01 par value per share. 16,755,790 shares authorized, 8,377,895 issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma	21,406		(m)

Stockholders’ equity (deficit)
Preferred stock, $0.01 par value per share. No shares authorized, no shares issued and outstanding, actual; 10,000,000 shares authorized, 0 shares issued and outstanding, pro forma	—

Common stock, $0.01 par value per share. 813,702,062 shares authorized, 6,341,731 shares issued and outstanding, actual; 750,000,000 shares authorized, issued and outstanding, pro forma	63		(i)(j)(l)(m)
Additional paid-in capital	427,591		(i)(j)(l)(m)(n)
Accumulated deficit	(798,496)		(n)
Accumulated other comprehensive income	930

Total stockholders’ equity (deficit)	(369,912)

Total liabilities and stockholders’ equity (deficit)	$871,172

See the accompanying notes to the unaudited pro forma consolidated financial information, which are an integral part hereof. The pro forma adjustments are explained in the notes below.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED

BALANCE SHEET AND STATEMENTS OF OPERATIONS

(1)	Basis of Presentation

The unaudited pro forma consolidated statements of operations and per share data for the year ended December 31, 2013 and for the six months ended June 30, 2014 have been adjusted to illustrate the effect of the 2014 Recapitalization, including the application of net proceeds from this offering to repay Related-Party Notes and the associated conversion of certain of the remaining Related-Party Notes into common stock, as if it occurred on January 1, 2013. For the unaudited pro forma consolidated balance sheet as of June 30, 2014, the 2014 Recapitalization is reflected as if it had occurred on June 30, 2014.

The unaudited pro forma consolidated balance sheet and statements of operations do not include the receipt by us of net proceeds of $             as a result of this offering, which we will retain for general corporate purposes.

The unaudited pro forma consolidated balance sheet and statements of operations have been presented for informational purposes only. The unaudited pro forma consolidated balance sheet and statements of operations do not purport to represent what our results of operations or financial condition would have been had the transactions to which the adjustments relate actually occurred as of the dates indicated. In addition, the unaudited pro forma consolidated balance sheet and statements of operations do not purport to project our future financial position or operating results for any future period or as of any future date.

The adjustments are based on certain estimates and assumptions we believe are necessary to present fairly our unaudited pro forma consolidated results of operations and our unaudited pro forma consolidated balance sheet as of and for the periods indicated. Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and the estimates and assumptions may not be representative of facts existing as of the date of the pro forma transactions, the date of this prospectus or any future date. The adjustments reflected give effect to events that are (1) directly attributable to transactions, (2) factually supportable, (3) with respect to the statements of operations, expected to have a continuing impact on the consolidated results and (4) based on the estimated net proceeds from the offering, assuming an initial public offering price of $         (the midpoint of the price range on the cover of this prospectus), only to the extent necessary to determine the proceeds available to pay down the Related-Party Notes. The assumptions underlying the adjustments reflected are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma consolidated balance sheet and statements of operations.

The pro forma consolidated statements of operations do not reflect the indirect effects of the transaction on our teammate annual profit sharing program, under which we pay 15% of profit before income taxes and profit sharing to substantially all of our teammates (other than officers and certain management teammates who are not eligible).

A change in the offering price and, accordingly, the amount of net proceeds received by us, would result in changes in the application of net proceeds as set forth in “Use of Proceeds” elsewhere in this prospectus and in the following variables: (1) the amount of principal and accrued interest outstanding pursuant to our Related-Party Notes that are not repaid with net proceeds from this offering; (2) the number of shares of common stock that would be issued upon exchange of such Related-Party Notes; and (3) the number of shares of common stock that would be issued upon exchange of our Related-Party Warrants. The following table shows (in thousands, except per share data) the effects of various initial public offering prices on these variables based on the assumptions described above. The initial public offering prices shown below are hypothetical and illustrative only.

Assumed Initial Offering Price	Repayment of Related- Party Notes	Shares of Common Stock Issued Upon Exchange for Related-Party Notes	Shares of Common Stock Issued Upon Exchange for Related- Party Warrants	Pro Forma Shares of Common Stock Outstanding
$	$

The unaudited pro forma consolidated balance sheet and statements of operations are adjusted to present the capital structure of the 2014 Recapitalization and the receipt and the application of the net proceeds of the offering as described above. The table below provides the summary of the effect of these transactions on our pro forma capitalization as of June 30, 2014 (in thousands):

	As of June 30, 2014
	Actual	Release of Holdback to Extinguish Debt	Application of Net Proceeds to reduce Related Party Notes	License Fee	Extinguishment of Related Party Notes in Exchange for New Common Stock	Conversion of Warrants, Preferred and Other Non-Class A Stock to Common Stock	Pro Forma
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Long-term debt—related parties	$719,429	$(100,000)		$(33,090)
Long-term debt	79,462

Total long-term debt	798,891

Convertible preferred stock	21,406

Total stockholders’ equity (deficit)	(369,912)

Total capitalization	$450,385	$(100,000)	$—	$(33,090)	$—	$—

(2)	Pro Forma Adjustments

(a)	Reflects stock-based compensation expense recognized on a pro forma basis for the award of RSUs with respect to 2,595,000 shares of common stock approved by our board of directors to be granted upon completion of this offering for which the cost is estimated based on the initial price of this offering (assumed to be $ per share, the midpoint of the price range set forth on the cover of this prospectus) multiplied by the number of shares and is recognized ratably over the service term of three years following the offering.
(b)	Reflects the elimination of all historical interest expense on related-party debt of $18.9 million and $68.4 million for the six months ended June 30, 2014 and for the year ended December 31, 2013. All of this indebtedness is assumed to be repaid, converted to common stock or exchanged for the Post-IPO Note as part of the 2014 Recapitalization and completion of this offering.
(c)	Reflects the addition of interest expense of $ million and $ million for the six months ended June 30, 2014 and for the year ended December 31, 2013 on the Post-IPO Note held by the Virgin Group on the unaudited pro forma consolidated statements of operations and the fair value of the Post-IPO Note on the unaudited pro forma consolidated balance sheet. The Post-IPO Note will bear an interest rate of 5% per year, compounded annually, and would become due eight years after the date of the closing of this offering or six years after the date of the closing of this offering, if we terminate the Letter of Credit Facility. Interest expense also includes the amortization of the difference between the fair value and face amount of the note over the assumed eight year term of the Post-IPO Note, resulting in an effective interest rate of 8.5%.
(d)	Reflects the annual commitment fee of 5.0% and estimated other fees of 0.48% associated with the issuance and maintenance of the $100.0 million Letter of Credit Facility, the terms of which we believe approximate fair value.
(e)	As a result of our existing income tax loss carry-forwards in the United States, for which full valuation allowances have been provided, no deferred income taxes have been established and no income tax has been provided related to the pro forma adjustments for the 2014 Recapitalization.
(f)	The weighted-average number of shares used to compute pro forma basic and diluted earnings per share is , based on the number of our common shares outstanding immediately following our 2014 Recapitalization and this offering. We calculated the number of new shares of our common stock as follows:

Shares issued to the Virgin Group
Shares issued to Cyrus Capital
Shares issued to others

Total

(g)	Reflects the payment of $ million of lease payments that have been accelerated under the terms of our lease agreements.
(h)	Reflects the release to us of $100.0 million of cash collateral held by certain companies that process substantially all of our credit card transactions upon execution of an agreement with the Virgin Group to provide for a $100.0 million Letter of Credit Facility and the use of those proceeds to repay Related-Party Notes.
(i)	Reflects the repayment of principal and accrued interest due under Related-Party Notes using assumed net proceeds of $ million, the specified cash proceeds to be allocated to us, and an assumed initial public offering price of $ per share (the midpoint of the price range on the cover of this prospectus).
(j)	Reflects the exchange of the remaining principal plus accrued interest of $ million of Related-Party Notes for shares of our common stock based on the assumed initial public offering price of $ (the midpoint of the price range on the cover of this prospectus).
(k)	Reflects the present value of estimated license fee payments in excess of the fair value, which is $33.1 million, under the terms of a 25-year brand license agreement with the Virgin Group. In connection with the 2014 Recapitalization, we agreed to increase the license fee from 0.5% to 0.7% of total revenue commencing in the first quarter of 2016 until our annual revenue exceeds $4.5 billion. We recorded the fair value of the increase as a reduction in related-party debt and an increase in other long-term liabilities, as it is a part of the consideration to the Virgin Group for completing the 2014 Recapitalization.
(l)	Reflects the issuance of shares of our common stock upon the exchange or exercise of certain warrants based on an assumed initial public offering price of $ per share (the midpoint of the price range on the cover page of this prospectus).
(m)	Reflects the conversion of each of our preferred stock and various classes of each of our common stock into our common stock in connection with the 2014 Recapitalization. Shares of preferred stock and non-class A common stock will convert into shares of our common stock as follows:

Share Class	Shares Converted	New Common Shares Issued
Class A-1	220,000	220,000
Class B	3,202,421	3,202,421
Class E	100	0	*
Class G	1,044,536	1,044,536
Preferred stock	8,377,895	8,377,895

* Class E shares were extinguished in September 2014.

(n)	Reflects the increase in the accumulated deficit and additional paid in capital associated with the stock compensation expense for performance-based awards that are contingent on the completion of this offering and where the underlying service conditions have been met for those grants that also have a service condition. We have also included the increase in accumulated deficit and additional paid in capital associated with the 1,650,000 shares of common stock approved by our board of directors that will be issued to certain executive officers and management upon completion of this offering and that have no service conditions. For grants that also have a service condition, we included only the service period already rendered. We calculated the adjustment based on the number of shares granted multiplied by the grant date fair value on a grant-by-grant basis.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize the consolidated financial and operating data for our business for the periods presented. You should read this selected consolidated financial and operating data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, included elsewhere in this prospectus.

We derived the selected consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 from our audited consolidated financial statements included in this prospectus. We derived the selected consolidated statements of operations data for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 from our audited consolidated financial statements not included in this prospectus. We derived the selected consolidated statement of operations data for the six months ended June 30, 2013 and 2014 and the consolidated balance sheet data as of June 30, 2014 from our unaudited consolidated financial statements included in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future, and results for the six months ended June 30, 2014 are not indicative of the results expected for the full year.

	Year Ended December 31,					Six Months Ended June 30,
	2009	2010	2011	2012	2013	2013	2014
	(in thousands, except per share data)
						(unaudited)
Consolidated Statement of Operations Data:
Operating revenues:
Passenger	$490,791	$655,448	$950,933	$1,215,178	$1,289,268	$610,061	$633,837
Other	56,854	68,598	86,175	117,659	135,410	67,345	78,398

Operating revenues	547,645	724,046	1,037,108	1,332,837	1,424,678	677,406	712,235
Operating expenses:
Aircraft fuel (1)	149,277	246,699	417,815	537,501	507,035	249,908	247,423
Aircraft rent	117,318	138,422	187,876	236,800	202,071	110,725	92,357
Salaries, wages and benefits	87,934	108,901	138,276	176,216	196,477	94,245	113,143
Landing fees and other rents	61,723	69,036	87,133	110,165	122,621	58,758	65,507
Sales and marketing	51,684	59,990	81,901	107,136	106,599	48,184	53,177
Aircraft maintenance	23,502	23,017	34,596	58,934	61,854	32,892	35,453
Depreciation and amortization	16,220	10,530	10,155	11,260	13,963	6,408	6,753
Other operating expenses	78,969	79,888	106,752	126,558	133,177	63,390	64,427

Total operating expenses	586,627	736,483	1,064,504	1,364,570	1,343,797	664,510	678,240
Operating income (loss)	(38,982)	(12,437)	(27,396)	(31,733)	80,881	12,896	33,995
Other income (expense):
Interest expense - related party	(34,907)	(53,896)	(71,925)	(113,708)	(68,439)	(49,110)	(18,940)
Interest expense (2)	(7,619)	(6,247)	(3,652)	(2,402)	(2,854)	(1,518)	(1,484)
Capitalized interest (3)	435	3,541	2,320	2,176	534	—	1,116
Interest income and other	295	227	264	294	339	193	258

Net income (loss) before income tax	(80,778)	(68,812)	(100,389)	(145,373)	10,461	(37,539)	14,945
Income tax expense	—	(137)	14	15	317	—	316

Net income (loss)	$(80,778)	$(68,675)	$(100,403)	$(145,388)	$10,144	$(37,539)	$14,629

Net income (loss) per share:
Basic (4)	$(15.25)	$(12.97)	$(18.96)	$(27.45)	$0.74	$(7.09)	$1.07

Diluted (4)	$(15.25)	$(12.97)	$(18.96)	$(27.45)	$0.56	$(7.09)	$0.74

Shares used in per share calculation:
Basic (4)	5,296,895	5,296,895	5,296,895	5,296,895	5,296,895	5,296,895	5,296,895
Diluted (4)	5,296,895	5,296,895	5,296,895	5,296,895	9,689,719	5,296,895	11,289,461
Non-GAAP Financial Data (unaudited):
EBITDA (5)	$(22,762)	$(1,907)	$(17,241)	$(20,473)	$94,844	$19,304	$40,748
EBITDAR (5)	94,556	136,515	170,635	216,327	296,915	130,029	133,105

(1)	Aircraft fuel expense is the sum of (i) the cost of jet fuel and certain other charges such as fuel taxes and certain transportation and distribution costs; (ii) settlement gains and losses arising from any fuel price hedging activity; and (iii) unrealized mark-to-market gains and losses associated with fuel hedge contracts.

(2)	Substantially all of the interest expense recorded in 2011, 2012 and 2013 and the six months ended June 30, 2013 and 2014 relates to long-term debt held by our principal stockholders that is expected to be substantially repaid or redeemed or exchanged for shares of our common stock in connection with the 2014 Recapitalization. For more information, see “Use of Proceeds” and “2014 Recapitalization” elsewhere in this prospectus.
(3)	Interest attributable to funds used to finance the acquisition of new aircraft, including pre-delivery payments, or PDPs, is capitalized as an additional cost of the related asset approximately two years prior to the intended delivery date. Interest is capitalized at our weighted-average interest rate on long-term debt or, where applicable, the interest rate related to specific borrowings.
(4)	See Note 15 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted earnings per share.
(5)	EBITDA is earnings before interest, income taxes, and depreciation and amortization. EBITDAR is earnings before interest, income taxes, depreciation and amortization and aircraft rent. EBITDA and EBITDAR are included as supplemental disclosure because we believe they are useful indicators of our operating performance. Derivations of EBITDA and EBITDAR are well recognized performance measurements in the airline industry that are frequently used by companies, investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. We also believe EBITDA is useful for evaluating performance of our senior management team. EBITDAR is useful in evaluating our operating performance compared to our competitors because its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by capital lease or by operating lease, each of which is presented differently for accounting purposes) and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance. However, because derivations of EBITDA and EBITDAR are not determined in accordance with GAAP, such measures are susceptible to varying calculations, and not all companies calculate the measures in the same manner. As a result, derivations of EBITDA and EBITDAR as presented may not be directly comparable to similarly titled measures presented by other companies.

These non-GAAP financial measures have limitations as an analytical tool. Some of these limitations are: they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs; they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for such replacements; and other companies in our industry may calculate EBITDA and EBITDAR differently than we do, limiting their usefulness as a comparative measure. Because of these limitations, EBITDA and EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

The following table represents the reconciliation of net income (loss) to EBITDA and EBITDAR for the periods presented:

	Year Ended December 31,					Six Months Ended June 30,
	2009	2010	2011	2012	2013	2013	2014
	(in thousands)
						(unaudited)
Reconciliation:
Net income (loss)	$(80,778)	$(68,675)	$(100,403)	$(145,388)	$10,144	$(37,539)	$14,629
Interest expense	42,526	60,143	75,577	116,110	71,293	50,628	20,424
Capitalized interest	(435)	(3,541)	(2,320)	(2,176)	(534)	—	(1,116)
Interest income	(295)	(227)	(264)	(294)	(339)	(193)	(258)
Income tax expense	—	(137)	14	15	317	—	316
Depreciation and amortization	16,220	10,530	10,155	11,260	13,963	6,408	6,753

EBITDA	(22,762)	(1,907)	(17,241)	(20,473)	94,844	19,304	40,748
Aircraft rent	117,318	138,422	187,876	236,800	202,071	110,725	92,357

EBITDAR	$94,556	$136,515	$170,635	$216,327	$296,915	$130,029	$133,105

The following table presents our historical selected consolidated balance sheet data for the periods presented:

	As of December 31,					As of June 30,
	2009	2010	2011	2012	2013	2014
	(in thousands)
						(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$21,619	$29,904	$159,815	$76,018	$155,659	$179,980
Total assets	292,702	298,250	505,644	511,022	700,996	871,172
Long-term debt, including current portion	432,237	489,053	726,954	857,034	747,431	798,891
Convertible preferred stock	128,054	21,406	21,406	21,406	21,406	21,406
Total stockholders’ equity (deficit)	(432,817)	(393,025)	(484,473)	(630,924)	(384,027)	(369,912)

OPERATING STATISTICS

	Year Ended December 31,					Six Months Ended June 30,
	2009	2010	2011	2012	2013	2013	2014
Operating Statistics (unaudited): (1)
Available seat miles—ASMs (millions)	6,546	7,652	9,853	12,514	12,243	5,948	5,979
Departures	33,047	35,737	44,696	56,362	58,215	27,712	28,962
Average stage length (statute miles)	1,415	1,546	1,571	1,567	1,474	1,510	1,445
Aircraft in service—end of period	28	33	44	52	53	53	53
Fleet utilization	11.3	12.7	12.1	11.6	10.8	10.7	10.7

Passengers (thousands)	3,654	3,909	5,030	6,219	6,329	3,068	3,208
Average fare	$134.07	$167.51	$189.05	$195.38	$203.70	$198.86	$197.55
Yield per passenger mile (cents)	9.04	10.50	11.82	12.26	13.14	12.70	12.89
Revenue passenger miles—RPMs (millions)	5,419	6,236	8,034	9,912	9,814	4,806	4,917
Load factor	82.8%	81.5%	81.5%	79.2%	80.2%	80.8%	82.2%
Passenger revenue per available seat mile—PRASM (cents)	7.48	8.56	9.64	9.71	10.53	10.26	10.60
Total revenue per available seat mile—RASM (cents)	8.37	9.46	10.53	10.65	11.64	11.39	11.91
Cost per available seat mile—CASM (cents)	8.96	9.62	10.80	10.90	10.98	11.17	11.34
CASM, excluding fuel (cents)	6.68	6.40	6.56	6.61	6.83	6.97	7.21
Fuel cost per gallon	$1.71	$2.43	$3.24	$3.32	$3.18	$3.23	$3.14
Fuel gallons consumed (thousands)	87,383	101,482	128,852	161,404	159,326	77,367	78,828
Teammates (FTE)	1,421	1,781	2,002	2,395	2,482	2,375	2,500

(1)	See “Glossary of Airline Terms” elsewhere in this prospectus for definitions of terms used in this table.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

Virgin America is a premium branded, low-cost airline based in California that provides scheduled air travel in the domestic United States and Mexico. Established in 2005, we operate primarily from our focus cities of Los Angeles and San Francisco to other major business and leisure destinations in North America. We provide a distinctive offering for our passengers, whom we call guests, that is centered around our brand and our premium travel experience, while at the same time maintaining a low-cost structure through our point-to-point network and high utilization of our efficient, single fleet type. Our distinctive business model allows us to offer a product that is attractive to guests who historically favored legacy airlines but at a lower cost than that of legacy airlines. This business model enables us to compete effectively with other low-cost carriers, or LCCs, by generating a higher stage-length adjusted revenue per available seat mile. Conversely, while our lower seating configuration and the cost of our premium services contribute to a higher stage-length adjusted cost per available seat mile than that of other LCCs, our underlying cost structure principally stemming from our single fleet type and point-to-point network is competitive within the industry. As of June 30, 2014, we provided service to 21 airports in the United States and Mexico with a fleet of 53 narrow-body aircraft.

Executing our strategy of providing a premium travel experience within a disciplined, competitive cost structure has led to improved financial results. For 2013, we recorded operating revenues of $1.4 billion, operating income of $80.9 million and net income of $10.1 million. We increased our revenue per available seat mile, or RASM, in 2013 by 9.3% compared to 2012, the largest increase of any major U.S. airline. Furthermore, our cost per available seat mile, or CASM, of 10.98 cents increased by only 0.7% from 2012. On a stage-length adjusted basis, our 2013 CASM was competitive within the industry and below that of legacy airlines. We completed a recapitalization of a majority of our operating lease and debt obligations in May 2013, leading to a $34.7 million decline in aircraft rent expense and a $44.8 million decline in interest expense for 2013 compared to 2012. As a result of our RASM increase and the reduction in rent and interest expense, our financial performance improved from a net loss of $145.4 million in 2012 to net income of $10.1 million in 2013. In the first six months of 2014, we had net income of $14.6 million, compared to a net loss of $37.5 million in the first six months of 2013. Our RASM in the first six months of 2014 increased by 4.6% from the prior year period, while our CASM in the first six months of 2014 increased by only 1.5% from the prior year period.

Our business model relies on attracting guests who value the premium product that we provide. Because we provide a high level of amenities to our guests, it generally requires a longer period of time for us to reach profitability in each new market that we enter than it might require for a traditional LCC that does not provide this higher level of service. However, we believe that in the long term, our business model enables us to have financially successful routes as evidenced by our PRASM premium over other LCCs in our markets and in part by our recent history of operating profitability in 2013 after two years of rapid growth into new markets in 2011 and 2012.

2014 Recapitalization

As of June 30, 2014, we had a total of $666.4 million of principal and accrued interest outstanding under certain secured related-party notes, which we refer to in this prospectus as the “Related-Party Notes.” As of

June 30, 2014, the Virgin Group held approximately $410.6 million aggregate principal amount and accrued interest of the Related-Party Notes, and Cyrus Capital held approximately $255.8 million aggregate principal amount and accrued interest of the Related-Party Notes. The Virgin Group and Cyrus Capital also hold the majority of our outstanding warrants to purchase shares of our common stock, which we refer to in this prospectus as the “Related-Party Warrants.”

We intend to enter into the 2014 Recapitalization Agreement with the Virgin Group and Cyrus Capital. The 2014 Recapitalization Agreement would provide that we will retain net proceeds of $         million in connection with this offering (after we pay underwriting discounts on the shares sold by us and the expenses in this offering payable by us), and that remaining net proceeds, which we estimate to be $         million (based on an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover of this prospectus), would be used to repay a portion of the Related-Party Notes. Remaining principal and accrued interest under the Related-Party Notes would either be (1) exchanged for a new $50.0 million note bearing interest at a rate of 5.0% per annum, compounded annually, which we refer to as the “Post-IPO Note”; (2) repaid after the release to us of cash collateral held by our credit card processors in connection with a letter of credit facility arranged by the Virgin Group, which we refer to as the “Letter of Credit Facility”; or (3) exchanged for shares of our common stock. In addition, Related-Party Warrants either would be exchanged without receipt of cash consideration for shares of our common stock in amounts agreed to in the 2014 Recapitalization Agreement, be exercised immediately prior to this offering or be cancelled in their entirety.

We anticipate that, after consummation of the transactions contemplated by the 2014 Recapitalization Agreement and upon the closing of this offering, only the Post-IPO Note, and none of the Related-Party Notes or the Related-Party Warrants, would remain outstanding, and each of our issued and outstanding share of our convertible preferred stock and Class A, Class A-1, Class B, Class C and Class G common stock would be converted into one share of common stock. Further, all of our remaining currently outstanding warrants that are not Related-Party Warrants will expire by their existing terms upon the closing of this offering unless the initial public offering price exceeds the applicable exercise price per share. Based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), we do not anticipate that any of our existing warrants to purchase common stock would remain outstanding upon the closing of this offering.

In connection with sale of 1,745,395 of our issued and outstanding shares held by VX Employee Holdings, LLC, a Virgin America employee ownership vehicle that we consolidate for financial reporting purposes, we expect to recognize compensation expense in our consolidated financial statements upon completion of this offering. Such compensation expense will be calculated as an amount equal to the value of the 1,745,395 shares based on the initial public offering price.

For more information, see “2014 Recapitalization” elsewhere in this prospectus. The transactions contemplated by the 2014 Recapitalization Agreement, which we refer to in this prospectus as the “2014 Recapitalization,” would be contingent upon the consummation of this offering.

After the consummation of the transactions contemplated by the 2014 Recapitalization Agreement and after this offering of shares of our common stock at an assumed initial public offering price of $         per share, the midpoint of the price range listed on the cover of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us and the application of such net proceeds as described under “Use of Proceeds” elsewhere in this prospectus, Cyrus Capital and the Virgin Group will beneficially own approximately     % and     % of our outstanding voting common stock. This concentrated ownership may limit the ability of other stockholders to influence corporate matters, and, as a result, these stockholders may cause us to take actions that our other stockholders do not view as beneficial. For example, this concentration of ownership could delay or prevent a change in control or otherwise discourage a potential acquirer from attempting to obtain control of us.

Following this offering, the Virgin Group will have the right to designate a member of our board of directors pursuant to amended and restated license agreements related to our use of the Virgin name and brand that we intend to enter into with the Virgin Group. Mr. Evan Lovell, a member of our board of directors since April 2013 and a partner of the Virgin Group, plans to remain on our board of directors following this offering as the Virgin Group’s designee.

In connection with the 2014 Recapitalization Agreement and the closing of this offering, we and certain entities affiliated with the Virgin Group would enter into amended and restated license agreements related to our use of the Virgin name and brand. For more information, see “Certain Relationships and Related Transactions—Virgin License Agreements” elsewhere in this prospectus.

2013 Recapitalization

In May 2013, we, the Virgin Group and Cyrus Capital agreed to modify and exchange a portion of our then outstanding related-party debt. The Virgin Group and Cyrus Capital reduced $318.4 million of our related-party debt and reduced the interest rates on certain of our remaining related-party debt from 15.0%-20.0% to 5.0% per year in exchange for the issuance of $75.0 million of new debt and certain Related-Party Warrants. We recognized a $150.5 million restructuring gain as a capital contribution with a direct increase in additional paid-in-capital due to the debt being issued to related parties. In addition, we also recorded Related-Party Warrants at fair value of $83.4 million on the date of issuance as a reduction to the carrying amount of the related-party debt and a corresponding increase to stockholders’ equity.

We also amended substantially all of our lease agreements with our existing aircraft lessors to reduce monthly base rent and/or maintenance reserve payments through monthly cash rent rebates. We estimate these amendments will result in annualized expense savings on base aircraft rent of approximately $47.2 million in 2014 as compared to what would have been recorded as aircraft rent expense under the original lease terms. Under some of our leases, we also extended the lease terms by three to five years.

For more information, see Notes 3, 8 and 10 to our consolidated financial statements included elsewhere in this prospectus.

Operating Revenues

Our operating revenues consist of passenger revenue and other revenue.

Passenger Revenue. Passenger revenue consists of base fares for air travel, including upgrades, points redeemed under our loyalty program, unused and expired passenger credits, which we call credit files, and other redeemed or expiring travel credits.

Other Revenue. Other revenue consists primarily of revenue generated from air-travel-related services such as baggage fees, change fees, seat selection fees, passenger-related service fees and inflight meals and entertainment. Other revenue also includes advertising and brand revenues resulting from our co-branded consumer credit card agreement.

Operating Expenses

Our operating expenses consist of the following items:

Aircraft Fuel. Aircraft fuel expense is our single largest operating expense. It includes the cost of jet fuel, related federal and state taxes and certain fuel transportation and distribution costs. It also includes realized and unrealized settlement gains and losses arising from any fuel price hedging activity.

Aircraft Rent. Aircraft rent expense consists of monthly lease rents for aircraft and spare engines under the terms of the related operating leases and is recognized on a straight-line basis. Aircraft rent expense also includes that portion of maintenance reserves, also referred to as supplemental rent, which is paid monthly to aircraft lessors for the cost of future major maintenance activities and which is not probable of being reimbursed to us by the lessor during the lease term. Aircraft rent expense is net of the amortization of manufacturer credits and gains on sale and leaseback transactions on our flight equipment. Presently, all of our aircraft and spare engines are financed under operating leases.

Salaries, Wages and Benefits. Salaries, wages and benefits expense includes salaries, hourly wages, cash incentive compensation, teammate profit sharing and equity compensation paid to teammates for their services, as well as related expenses associated with employee benefit plans and employer payroll taxes.

Landing Fees and Other Rents. Landing fees and other rents include both fixed and variable facilities expenses, such as the fees charged by airports for the use or lease of airport facilities, fueling into-plane fees and overfly fees paid to other countries.

Sales and Marketing. Sales and marketing expense includes credit card processing fees, costs associated with our loyalty programs, advertising and distribution costs such as the costs of web support, our third-party call center, travel agent commissions and related global distribution systems, or GDS, fees. Sales and marketing also includes the license fee that we pay for use of the Virgin brand.

Aircraft Maintenance. Aircraft maintenance expense includes the cost of all parts, materials and fees for repairs performed by third-party vendors directly required to maintain our fleet. It excludes direct labor cost related to our own mechanics, which is included in salaries, wages and benefits. It also excludes the amortization of major engine maintenance expenses, which we defer under the deferral method of accounting and amortize on a straight-line basis as a component of depreciation and amortization expense until the next estimated overhaul event or end of the engine lease, whichever is earlier.

Depreciation and Amortization. Depreciation and amortization expense includes depreciation of fixed assets we own and amortization of software licenses, major engine maintenance and leasehold improvements.

Other Operating Expenses. Other operating expenses include guest services and supplies, crew and teammate travel, data and communications, legal and professional fees, facilities, aircraft insurance and all other administrative and operational overhead expenses.

Other Income (Expense)

Interest Expense. Interest expense on related-party long-term debt accounted for 95%, 98% and 96% of our interest expense in 2011, 2012 and 2013 and 97% and 93% of our interest expense in the six months ended June 30, 2013 and 2014. Paid-in-kind interest was 91%, 85% and 68% of total interest expense incurred in 2011, 2012 and 2013 and 81% and 36% in the six months ended June 30, 2013 and 2014.

Capitalized Interest. We capitalize interest attributable to pre-delivery payments (PDPs) as an additional cost of the related asset beginning two years prior to the intended delivery date, when we estimate the related aircraft has begun to be manufactured and when PDPs are required to be paid under the terms of our existing aircraft purchase contract. We capitalize interest at our weighted-average interest rate on long-term debt or, where applicable, the interest rate related to specific borrowings. Capitalization of interest ceases and expensing begins when the asset is ready for its intended use.

Interest Income and Other. Interest income and other includes interest income on our cash and cash equivalent balances, as well as activity not classified in any other area of the consolidated statements of operations.

Income Taxes

We account for income taxes using the liability method. We record a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We record deferred taxes based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carry forwards. In assessing our ability to utilize our deferred tax assets, we consider whether it is more likely than not that some or all of the deferred tax assets will be realized. We consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis.

Trends and Uncertainties Affecting Our Business

We believe our operating and business performance is driven by various factors that affect airlines and their markets, including trends which affect the broader travel industry, as well as trends which affect the specific markets and customer base that we target. The following key factors may affect our future performance.

Competition. The airline industry is exceedingly competitive. The principal competitive factors in the airline industry are the fare and total price, flight schedules, number of routes served from a city, frequent flier programs, product and passenger amenities, customer service, fleet type, safety record and reputation and code-sharing relationships. The airline industry is particularly susceptible to price discounting because, once a flight is scheduled, airlines incur only nominal incremental costs to provide service to passengers occupying otherwise unsold seats. Airlines typically use discount fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to increase RASM. The prevalence of discount fares can be particularly acute when a competitor has excess capacity to sell.

Seasonality and Volatility. Our results of operations for any interim period are not necessarily indicative of those for the entire year because the air transportation business and our route network are subject to significant seasonal fluctuations. We believe our operations, as they are focused on Los Angeles International Airport (LAX) and San Francisco International Airport (SFO), are more susceptible to seasonality than some of the other domestic airlines because our discretionary customers in California may be less likely to fly to other regions of the United States during the colder seasons. We generally expect demand to be greater in the second and third quarters compared to the rest of the year. The air transportation business is also volatile and highly affected by economic cycles and trends. Consumer confidence and discretionary spending, fear of terrorism or war, weakening economic conditions, fare initiatives, labor actions, weather and other factors have resulted in significant fluctuations in revenues and results of operations in the past.

Aircraft Fuel. Fuel expense represents the single largest operating expense for most airlines, including ours. Fuel costs have been subject to wide price fluctuations in recent years. Fuel availability and pricing are subject to refining capacity, periods of market surplus and shortage and demand for heating oil, gasoline and other petroleum products, as well as meteorological, economic and political factors and events occurring throughout the world, which we can neither control nor accurately predict. We source a significant portion of our fuel from refining resources located on the West coast and on the gulf coast of the United States. Jet fuel is subject to price volatility and supply disruptions on a seasonal basis in hurricane season when refinery shutdowns can occur and when cold weather demand for heating oil spikes, resulting in less jet fuel production at refineries, and on a location-specific basis when local refineries can be shut-down for maintenance or emergency purposes.

From time to time, we fix our jet fuel prices using fixed forward price contracts, or FFPs, for jet fuel, and we enter into option contracts for heating oil and crude oil to try and reduce the impact of significant price volatility. We generally manage approximately 35-40% of our forecasted fuel price exposure with FFPs or hedges on the basis of the next nine to twelve months where we layer in coverage over time with a dollar cost average approach to our purchases. The 35-40% is an approximate average of our coverage at any given time with more coverage sought in the near-term months and less coverage sought in the longer dated months.

Our fuel hedging practice considers many factors, including our assessment of market conditions for fuel, our access to the capital necessary to purchase coverage and support margin requirements, the pricing of hedges and other derivative products in the market and applicable regulatory policies. As of June 30, 2014, we had FFPs and hedges in place for approximately 34% of our then projected next twelve months of fuel requirements, with all of our then existing hedge contracts expected to settle by the end of the second quarter of 2015. We purchase our aircraft fuel at all of our stations under a single annual fuel service contract with a third-party fuel procurement administrator who, in turn, arranges fuel supply on our behalf at each station with various fuel suppliers. In some instances, the fuel procurement administrator is also our supplier. The future cost and availability of jet fuel cannot be predicted with any degree of certainty.

Labor. On August 13, 2014, our inflight teammates (whom other airlines refer to as flight attendants), representing approximately 32% of our workforce, voted for representation by the Transport Workers Union, or TWU. As a result, the TWU has been certified as the representative of our inflight teammates, and we will be engaged with the TWU in a collective bargaining process for a first contract for those teammates in accordance with the requirements of the Railway Labor Act. Although we currently have a direct relationship with our remaining teammates, airline industry employees are one of the most heavily unionized private sector employee groups, and any of our non-management teammates could seek unionization at any time. If one or more of our other teammate groups elects a union to represent them, that would require us to collectively bargain with the teammate group’s certified representative.

Aircraft Maintenance. As of June 30, 2014, the average age of our aircraft was approximately five years. Due to the relatively young age of our fleet, our aircraft require less maintenance now than they will in the future. As the fleet ages, we expect that maintenance costs will increase in absolute terms and as a percentage of revenue. The amount of total maintenance costs and related amortization of major engine maintenance expense is subject to variables such as estimated usage, government regulations, the size and makeup of the fleet in future periods and the level of unscheduled maintenance events and their actual costs. Accordingly, we cannot reliably quantify future maintenance-related expenses for any significant period of time.

We expect that the final qualifying major engine maintenance events will be amortized over the remaining lease term rather than until the next estimated major maintenance event. This would result in significantly higher depreciation and amortization expense related to major maintenance in the last few years of the leases as compared to the expenses in earlier periods. Moreover, because our current aircraft were acquired over a relatively short period, significant maintenance that is scheduled on each of these aircraft occurs at roughly the same time, meaning we will incur our most expensive scheduled maintenance obligations, known as major maintenance, across our present fleet at approximately the same time. These more significant maintenance activities result in out-of-service periods during which aircraft are dedicated to maintenance activities and unavailable to fly revenue service.

In addition, the terms of some of our lease agreements require us to pay supplemental rent, also known as maintenance reserves, to our lessor in advance of the performance of major maintenance, resulting in our recording significant aircraft maintenance deposits on our consolidated balance sheet. However, the payments made after the final qualifying major engine maintenance event during the lease term are fully expensed, as these amounts are not reimbursable from the lessor. As such, it will result in both additional rent expense and depreciation and amortization expense for previously capitalized maintenance being recorded in the period after the final qualifying major engine maintenance event and just prior to the termination of the lease. For more information, see “Critical Accounting Estimates—Aircraft and Engine Maintenance and Repair” elsewhere in this prospectus.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenue and expenses, as well as related disclosure of contingent assets and liabilities. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting estimates, which we discuss further below.

Revenue Recognition including Loyalty Program

We generate the majority of our revenue from sales of passenger tickets. We initially defer ticket sales as air traffic liability and recognize passenger revenue when the passenger flight occurs. Passenger revenue also includes upgrade fees, which we recognize when the related flights occur.

Tickets expire one year from the date of issuance, if unused by the passenger. We also issue travel credits to passengers for certain changes to flights if a residual value exists after application of any applicable change fee. Travel credits also expire one year from the date of issuance. We estimate and record advanced breakage for tickets and travel credits we expect will expire unused. These estimates are based on our historical experience of expired tickets and travel credits and consider other facts, such as recent aging trends, program changes and modifications that could affect the ultimate expiration patterns of tickets and travel credits.

Other revenue consists of baggage fees, change fees, seat selection fees, passenger-related service fees and inflight meals and entertainment. We recognize revenue for baggage fees, seat selection fees and passenger-related service fees when the associated flight occurs. We recognize change fee revenues as they occur.

Our Elevate® loyalty program provides frequent flyer travel awards to program members based on accumulated points. Points are accumulated as a result of travel, purchases using the co-branded credit card and purchases from other participating partners. The program has an 18-month expiration period for unused points from the month of last account activity. For all points earned under the Elevate program, we have an obligation to provide future travel when these reward points are redeemed.

With respect to points earned as a result of travel, or flown points, we recognize a liability and a corresponding sales and marketing expense, representing the incremental cost associated with the obligation to provide travel in the future, as points are earned by passengers. We offer redemption of points for our Elevate program members through travel on our flights and our partner airlines. Incremental cost for points to be redeemed on our flights is estimated based on historical costs, which include the cost of fuel, passenger fees, complimentary beverages, insurance, miscellaneous passenger supplies and other airline payments. We adjust our liability periodically for changes in our estimate of incremental cost, average points to redeem and breakage estimates.

We account for member points sold to our partners, or sold points, including points related to our participation in other providers’ affinity loyalty programs and member purchases with partner credit card companies as multiple-element arrangements. These arrangements have historically consisted of two elements: transportation and brand marketing-related activities. The transportation element represents the fair value of the travel that we will ultimately provide when the sold points are redeemed. The brand and marketing element consists of brand marketing related activities that we conduct with participating partners.

For points earned from purchases through our original co-branded credit card agreement, which we refer to as the “Original Co-Brand Agreement,” we recorded deferred revenue using the residual method. The fair value of a point is estimated on an annual basis using the average points redeemed and the estimated value of purchased tickets with the same or similar restrictions as frequent flyer awards. We recognize points redeemed as passenger revenue when the awards are redeemed and the related travel occurs. We recognize the residual portion, if any, upon sale of points as other revenue associated with the other marketing services delivered.

In 2013, we entered into a new co-branded credit card agreement with a new partner, which we refer to as the “New Co-Brand Agreement.” The New Co-Brand Agreement has a seven-year term beginning January 1,

2014, when the new co-branded card was introduced and services to our members began. Services with standalone value provided under this agreement include: (i) the points earned or the travel component; (ii) companion certificates for annual travel discounts up to $150; (iii) unlimited access to the use of our brand and customer list; (iv) advertising; (v) waived bag fees, which are limited to the first checked bag for the cardholder and their companion traveling on the same flight which must be purchased using the card; (vi) unlimited waived change fees provided the ticket is purchased using the premium card; and (vii) unlimited discounts on purchases made through our Red® inflight entertainment system using the co-branded credit card. Under the New Co-Brand Agreement, our partner is required to provide annual guaranteed advance payments over the contract term. Any unearned advance at the end of the calendar year is carried over to the following year until the contract expires. At the end of the contract, we have no obligation to refund any unearned advances to the partner. As of June 30, 2014, excess advances totaled $21.3 million, which we recorded as air traffic liability.

Under the revenue recognition rules for multiple element arrangements, we determine the best estimated selling price, or BESP, of each element and allocate the arrangement consideration using the relative selling price of each element. Based on our valuation of the New Co-Brand Agreement, the majority of the value is attributable to points or the travel component and brand and customer list, for which the BESP is determined using our own and market assumptions as well as other judgments necessary to determine the estimated selling price of each element. When developing the relative selling price allocation attributable to the points or travel component, we primarily considered the total number of points expected to be issued, the BESP for points (specifically the value at which points could be redeemed for free or discounted travel), the number of points expected to be redeemed and the timing of redemptions. The BESP for points is derived based on our estimate of the redemption rate used by our guests to convert points into the equivalent ticket value for travel with us or with one of our airline partners. For brand and customer list, we considered brand power, the size of our customer list and the market royalty rate for equivalent programs. Our estimates of the BESP will not change, but the allocation between elements may change based on changes in the ultimate volume of sales of each element during the term of the contract.

We recognize and record revenue for the majority of the travel-related elements in accordance with our existing policies for such services. Revenue for brand and advertising is recognized in other revenue as such services are provided ratably over the contract term. Revenue from making available unlimited services such as waived bag fees, waived change fees and inflight discounts is recognized in other revenue on a ratable basis over the contract term subject to a contract limitation based on the proportion of cumulative points issued to total contract points expected to be issued.

We estimate breakage for sold points using a regression analysis model supplemented with qualitative considerations, which include the history and success of the program as well as member behavior. In addition, we also consider redemption trends by performing a weighted-average redemption rate calculation to evaluate the reasonableness of our calculated breakage rates. Breakage is recorded for sold points under the redemption method using points expected to be redeemed and our recorded deferred revenue balance to determine a weighted-average rate, which is then applied to actual points redeemed. A change in assumptions as to the period over which points are expected to be redeemed, the actual redemption patterns or the estimated fair value of points expected to be redeemed could have a material impact on our revenue in the year in which the change occurs as well as in future years. Our estimates could change in the future as our members’ behavior changes and more historical data is collected.

Aircraft and Engine Maintenance & Repair

Under our aircraft operating lease agreements and FAA operating regulations, we are obligated to perform all required maintenance activities on our fleet, including component repairs, scheduled air frame checks and major engine restoration events. We estimate the timing of the next major maintenance event based on assumptions including estimated usage, FAA-mandated maintenance intervals and average removal times as recommended by the manufacturer. The timing and the cost of maintenance are based on third-party estimates, which can be impacted by changes in utilization of our aircraft, changes in government regulations and suggested manufacturer maintenance intervals. Major maintenance events represent six-year and 12-year airframe checks, engine restorations and overhauls to major components. We account for qualifying major engine maintenance under the deferral method wherein restoration costs and replacement of engine life limited parts are capitalized and amortized as a component of depreciation and amortization expense up to the earlier of the lease end or the estimated date for the next engine overhaul. Regular airframe and other routine maintenance costs are expensed as incurred.

In connection with our aircraft operating lease agreements, we are required to make supplemental rent payments to our aircraft lessors, which represent maintenance reserves made to collateralize the lessor. Our lease agreements provide that maintenance reserves are reimbursable to us upon completion of the major maintenance event in an amount equal to the lesser of (i) the amount of the maintenance reserve held by the lessor associated with the specific major maintenance event or (ii) the qualifying costs related to the specific major maintenance event, although in some instances we expect to receive a credit at the end of the lease for a portion of any excess reserves remaining after each event. We record the supplemental payments or maintenance reserves that we expect to recover as aircraft maintenance deposits in the accompanying consolidated balance sheets. When it is not probable that amounts on deposit with lessors will be recovered, we expense such amounts as a component of aircraft rent expense. When the underlying maintenance event is performed, the cost is either capitalized and amortized as a component of depreciation and amortization expense for qualified major engine maintenance or expensed for all other major maintenance, and the deposit is reclassified to a receivable in our consolidated balance sheet.

The terms of most of our aircraft lease agreements also provide that most maintenance reserves held by the lessor which relate to major maintenance events that fall outside of the lease term are nonrefundable to us at the expiration of the lease and will be retained by the lessor, although in some instances we may receive reimbursement for any maintenance costs we incur to meet return conditions under the related lease. We charge supplemental rent payments to aircraft rent expense in our consolidated statement of operations when it becomes less than probable that these amounts will be recovered.

We make certain assumptions at the inception of the lease and at each balance sheet date to determine the recoverability of maintenance deposits. Our assumptions are based on various factors such as the estimated timing of major maintenance events, including replacement of engine life limited parts, the cost of future maintenance events and the number of flight hours and cycles for which we estimate the aircraft will be utilized before it is returned to the lessor. We account for changes in estimates related to maintenance reserve payments on a prospective basis.

For regular maintenance of our leased aircraft, we have maintenance-cost-per-hour contracts for management and repair of certain rotable parts to support scheduled and unscheduled airframe and engine maintenance and repair. These agreements require us to make monthly payments based on utilization, such as flight hours, cycles and age of the aircraft, and in turn, the agreements transfer certain risks related to the supply and repair of component parts to the third-party service provider. We recognize expense based on the contractual payments, which substantially match the service being received over the contract period. In addition, we have an engine service agreement under which a third party is required to perform major engine restoration maintenance for substantially all of our aircraft engines. Under this agreement, we have an agreed rate with the maintenance provider based on engine utilization, which applies when the engines are inducted into an overhaul.

Debt Modification

In connection with the 2013 Recapitalization, we entered into a series of agreements with the Virgin Group and Cyrus Capital (our primary lenders) to modify certain existing debt agreements, issue new debt for $75.0 million of cash proceeds and issue certain Related-Party Warrants. Pursuant to these agreements, our lenders exchanged $556.0 million of related-party debt which previously had contractual interest rates of 15%-20% per year for $369.1 million of related-party debt with a lower interest rate of 5% per year, compounded annually, and for new Related Party Warrants to purchase 160.0 million shares of Class C common stock at an exercise price of $2.50 per share. One of our lenders also exchanged subordinated notes with outstanding principal and accrued interest of approximately $131.5 million, along with certain associated warrants, for new Related-Party Warrants to purchase 7.4 million shares of Class C common stock at an exercise price of $0.01 per share. Finally, our lenders also funded $75.0 million in cash proceeds to us, and we issued $75.0 million aggregate principal amount of new Related-Party Notes with a stated interest rate of 17%, compounded annually, and new Related-Party Warrants to purchase 7.7 million shares of Class C common stock at an exercise price of $2.50 per share.

We evaluated these transactions in accordance with the accounting guidance on troubled debt restructurings, which requires that the debtor must be experiencing financial difficulty and that the creditor must have granted a concession, and we determined that we met both criteria. We also made certain assumptions, judgments and estimates to account for the debt modification, which included: (i) excluding an existing Related-Party Note payable from the analysis as it was completely unmodified in the transaction; (ii) analyzing and applying the accounting guidance at the creditor level; and (iii) determining the fair value of the Related-Party Warrants issued, which required us to make assumptions about the fair value of our common stock.

To account for the debt modification, we compared the recorded value of the modified debt and the new debt, less the fair value of the Related-Party Warrants issued, to the restructured aggregate undiscounted cash flows at maturity at the creditor level. The fair value of Related-Party Warrants was based on the Black Scholes option pricing model using the following key assumptions: expected term of 5.0 years; a risk-free interest rate of 0.83%; no expected dividends; a fair value price per share based on an independent third-party valuation at May 2013; and 70.0% estimated share price volatility. When the recorded value of the existing debt exceeded the aggregate undiscounted cash flows associated with the restructured debt, we adjusted the carrying amount of the debt on our balance sheet and recognized a gain equal to the difference as a capital contribution. When the recorded value of the existing debt did not exceed the undiscounted cash flows associated with the restructured debt, we calculated the effective interest rate that will be used to accrete the debt to its maturity value.

See Note 3 to our consolidated financial statements included elsewhere in this prospectus for further discussion of the accounting of the 2013 Recapitalization.

Lease Amendments

In connection with the 2013 Recapitalization, we amended most of our lease agreements with our existing aircraft lessors to provide us with a reduction in monthly base rent and/or maintenance deposits through monthly cash rent rebates, which we refer to as the “Lease Rebates.” In certain cases, we also extended the lease terms by three to five years. Payment of future Lease Rebates are contingent on us maintaining $75.0 million of unrestricted cash and cash equivalents as of the last day of each month.

We concluded that all amended leases were deemed to be new leases, and we re-evaluated these to determine if they qualified as capital or operating leases. We determined that each of our leases, as amended, continued to be an operating lease. Our lease analysis required us to make certain assumptions and estimates including: (i) the interest rate, which represented a blended rate of recent secured borrowing rates of peer companies and our unsecured borrowing rates; (ii) the fair value of the aircraft at the time of the new lease; and (iii) the fair value rental rates during the non-cancelable lease extension period. We estimated the extension rates utilizing fixed lease extension rates negotiated in other modified agreements based on current independent aircraft appraisals and current market lease rates. We also considered future demand for the leased aircraft while giving consideration to newer, more fuel-efficient aircraft expected to be delivered in the marketplace during the extension period.

We recognize rent expense on a straight-line basis over the non-cancelable lease term, using rates specified in the contract and estimated fair value rental rates during the non-cancelable lease extension period if not specified in the contract. We accounted for Lease Rebates received at the start of the amended leases as an incentive to be recorded as a reduction of rent expense on a straight-line basis over the lease term. Future Lease Rebates are considered contingent and are recognized as a reduction in rent expense when the liquidity requirement is met. Under the amended lease agreements, we are obligated to refund 25.0% of substantially all the Lease Rebates from monthly base rent received through December 31, 2016 in the first quarter of 2017 or on a pro-rata basis with any debt repayment occurring prior to the first quarter of 2017. Therefore, we accrue 25.0% of the Lease Rebates as a component of the deferred rent balance in our consolidated financial statements.

In addition, as certain of our lease terms are now extended, certain major aircraft and engine maintenance events are expected to occur within the extended lease terms. As a result, we recorded $30.1 million of lease incentives associated with previously expensed supplemental rent payments that we now expect to be recoverable by virtue of the lease term extensions. We recorded these lease incentives as an increase to aircraft maintenance deposits and an increase to other liabilities in our consolidated balance sheet in 2013. We determined that a lease incentive resulted from the lease extension when the amount that we expect to be reimbursed in the future exceeds the amount of maintenance deposit currently on our balance sheet plus any future payments to be made through the date of the qualifying maintenance event. We recorded any excess amount as an incentive to the extent there were supplemental rent payments made during the lease term that had previously been expensed. We calculated our lease incentives on a maintenance event by maintenance event basis, consistent with the manner in which supplemental rent payments are made to our lessors.

Intangible Assets

Our intangible assets consist of take-off and landing slots at LaGuardia Airport (LGA) and Ronald Reagan Washington National Airport (DCA) acquired in 2013 and in 2014. Slots are rights to take-off or land at a slot-controlled airport during a specific time period during the day and are a means by which the FAA manages airspace/airport congestion. The FAA controls slots at four airports, including LGA and DCA. The slots at DCA do not have a stated expiration date. Although the slots at LGA have expiration dates coinciding with the expiration date of the FAA’s slot orders, the FAA’s practice has been to renew the FAA slot orders, and we can continue to hold and use the slots as long as we comply with the FAA’s minimum use requirements. Unlike other assets at slot-controlled airports that are generally depreciated over their expected useful lives, slots require no maintenance and do not have an established residual value. As the demands for air travel at these airports have remained very strong, we expect to use these slots in perpetuity and have determined our slots to be indefinite-lived intangible assets. Intangible assets with indefinite lives are not amortized but rather tested for impairment annually, or more frequently when events and circumstances indicate that impairment may exist.

Income Taxes

We account for income taxes using the liability method. We record deferred taxes based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carryforwards. In evaluating our ability to utilize our deferred tax assets, we consider available evidence, both positive and negative, in determining future taxable income on a jurisdiction-by-jurisdiction basis. We record a valuation allowance against deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Judgment is required in evaluating our ability to utilize our deferred tax assets, assessing our uncertain tax positions and determining our provision for income taxes. Although we believe our estimates are reasonable, we cannot assure you that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals.

Although we recorded pretax income in 2013, we believe that cumulative losses in recent years continue to support our conclusion that a valuation allowance is still necessary. We will continue to evaluate future financial performance to determine whether such performance provides sufficient evidence to support reversal of the valuation allowance in the future.

Section 382 of the Internal Revenue Code, or Section 382, imposes limitations on a corporation’s ability to utilize net operating losses, or NOLs, if it experiences an “ownership change.” In general terms, an ownership change results from a cumulative change in the equity ownership of certain stockholders by more than 50 percentage points over a rolling three-year period. In the event of an ownership change, utilization of our pre-change NOLs would be subject to annual limitation under Section 382 determined by multiplying the value of our stock at the time of the ownership change by the applicable long-term tax-exempt rate, increased in the five-year period following such ownership change by “recognized built-in gains” under certain circumstances.

We had NOLs carryforwards of $603.3 million and $421.7 million for federal and state income tax purposes at December 31, 2013. Our federal NOLs expire between 2027 and 2032. We have experienced ownership changes in the past. Our ability to utilize these assets could be reduced in certain circumstances, including if an ownership change is deemed to have occurred as a result of this offering. For more information, see “Risk Factors—Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited” elsewhere in this prospectus.

Share-Based Compensation

We grant performance-based and market-based options and restricted stock units to employees and directors. With respect to certain stock awards, performance conditions restrict exercisability or settlement until certain liquidity events occur, such as a qualifying initial public offering or change in control. In addition, market-based conditions, such as targeted minimum market prices, further restrict the exercisability or settlement of such awards. Such awards, including those that have vested over a fixed service period, that have not become exercisable before an employee’s termination are forfeited. We will record share-based compensation expense in connection with these stock awards when it is probable that the performance conditions will be met. As of June 30, 2014, total unamortized compensation for performance based awards that are contingent on the occurrence of an initial public offering was $9.3 million, of which we will record approximately $6.2 million upon completion of this offering for awards that have met service conditions. We will recognize the remaining approximately $3.1 million when the service conditions for such awards are met. In addition, our board of directors has approved 1,650,000 shares of common stock to be issued upon completion of this offering, at which point we will record $             in stock compensation expense and an increase in additional paid in capital, based on the number of shares multiplied by the initial price of our common stock in this offering (assumed to be $         per share, the midpoint of the price range set forth on the cover of this prospectus). Our board of directors has also approved 2,595,000 shares of common stock to be issued upon the vesting of RSUs which will be granted upon completion of this offering. These awards will vest over three years following the completion of this offering. Total compensation expense over the three-year service term will be $                 based on the number of shares multiplied by the initial price of this offering (assumed to be $         per share, the midpoint of the price range set forth on the cover of this prospectus). No compensation expense on these awards will be recorded at the time this offering is completed.

Results of Operations

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

For the six months ended June 30, 2014, we had net income of $14.6 million compared to a net loss of $37.5 million for the six months ended June 30, 2013. Our operating income of $34.0 million for the six months ended June 30, 2014 increased by $21.1 million, or 163.6%, compared to the six months ended June 30, 2013.

Our operating capacity, as measured by ASMs, increased by 0.5% from the six months ended June 30, 2013 to the six months ended June 30, 2014 as a result of certain network changes which slightly increased capacity. Our number of passengers increased by 4.6% from the six months ended June 30, 2013 to the six months ended June 30, 2014, and our yield increased by 1.5%, primarily due to the 4.3% reduction in our average stage length and the increased maturity of our routes.

Our CASM increased by 1.5% from 11.17 cents for the six months ended June 30, 2013 to 11.34 cents for the six months ended June 30, 2014. This was primarily a result of increased salaries, wages and benefits and a 4.3% reduction in our average stage length, offset in part by our reduced aircraft rent expense resulting from our 2013 Recapitalization and lower fuel cost per gallon.

In addition, interest expense for the six months ended June 30, 2014 decreased by $30.2 million from the prior year period, primarily as a result of our 2013 Recapitalization.

Operating Revenues

	Six Months Ended June 30,		Change
	2013	2014	Amount		%
Operating revenues (in thousands):
Passenger	$610,061	$633,837	$23,776		3.9
Other	67,345	78,398	11,053		16.4

Total operating revenues	$677,406	$712,235	$34,829		5.1

Operating statistics:
Available seat miles (millions)	5,948	5,979	31		0.5
Revenue passenger miles (millions)	4,806	4,917	111		2.3
Average stage length (statute miles)	1,510	1,445	(65)		(4.3)
Load factor	80.8%	82.2%	1.4	pts	—
Total revenue per available seat mile—RASM (cents)	11.39	11.91	0.52		4.6
Yield (cents)	12.70	12.89	0.19		1.5
Average fare	$198.86	$197.55	$(1.31)		(0.7)
Passengers (thousands)	3,068	3,208	140		4.6

Passenger revenue for the six months ended June 30, 2014 increased 3.9% from the six months ended June 30, 2013 on a 0.5% increase in capacity, measured by ASMs, due to certain network changes. RASM for the six months ended June 30, 2014 increased 4.6% from the six months ended June 30, 2013, primarily due to a higher load factor and a 1.5% increase in yield, primarily due to route maturity.

The 16.4% increase in other revenue for the six months ended June 30, 2014 from the six months ended June 30, 2013 was primarily due to increased advertising and brand revenues resulting from our new co-branded consumer credit card program that we launched in January 2014. In addition, seat selection fee revenue and change fee revenue increased, primarily due to a 4.6% increase in passengers as well as higher fees for ancillary products.

Operating Expenses

	Six Months Ended June 30,		Change		Cost per ASM		Change
	2013	2014	Amount	%	2013	2014	%
					(in cents)
Operating expenses (in thousands):
Aircraft fuel	$249,908	$247,423	$(2,485)	(1.0)	4.20	4.14	(1.5)
Aircraft rent	110,725	92,357	(18,368)	(16.6)	1.86	1.54	(17.0)
Salaries, wages and benefits	94,245	113,143	18,898	20.1	1.58	1.89	19.4
Landing fees and other rents	58,758	65,507	6,749	11.5	0.99	1.10	10.9
Sales and marketing	48,184	53,177	4,993	10.4	0.81	0.89	9.8
Aircraft maintenance	32,892	35,453	2,561	7.8	0.55	0.59	7.2
Depreciation and amortization	6,408	6,753	345	5.4	0.11	0.11	4.8
Other operating expenses	63,390	64,427	1,037	1.6	1.07	1.08	1.1

Total operating expenses	$664,510	$678,240	$13,730	2.1	11.17	11.34	1.5

Operating statistics:
Available seat miles (millions)	5,948	5,979	31	0.5
Average stage length (statute miles)	1,510	1,445	(65)	(4.3)
Departures	27,712	28,962	1,250	4.5
CASM (excluding fuel)	6.97	7.21	0.24	3.4
Fuel cost per gallon	$3.23	$3.14	(0.09)	(2.8)
Fuel gallons consumed (thousands)	77,367	78,828	1,461	1.9
Teammates (FTE)	2,375	2,500	125	5.3

Aircraft fuel

Aircraft fuel expense for the six months ended June 30, 2014 decreased by $2.5 million, or 1.0%, from the six months ended June 30, 2013. The decrease was primarily due to a decrease of $0.09, or 2.8%, in the average fuel cost per gallon offset in part by a 1.9% increase in fuel consumption. The increased fuel consumption was primarily the result of a slight increase in capacity and a lower average stage length.

We maintain an active FFP and hedging program to reduce the impact of sudden, sharp increases in fuel prices. We enter into a variety of hedging instruments, including options and collar contracts on highly correlated commodities such as heating oil and crude oil. We also use FFPs, which allow us to lock in the price of jet fuel for specified quantities and at specified locations in future periods. At June 30, 2014, we had entered into derivative hedging instruments and FFPs for approximately 34% of our then expected twelve-month fuel requirements, with all of our then existing hedge contracts expected to settle by the end of the second quarter of 2015.

Aircraft rent

Aircraft rent expense for the six months ended June 30, 2014 decreased by $18.4 million, or 16.6%, from the six months ended June 30, 2013, primarily due to the aircraft lease amendments that we executed in connection with the 2013 Recapitalization in May 2013, offset in part by the addition of one aircraft to our fleet during the six months ended June 30, 2014.

Salaries, wages and benefits

Salaries, wages and benefits expense for the six months ended June 30, 2014 increased by $18.9 million, or 20.1%, from the six months ended June 30, 2013. Salaries and wages for flight crews increased significantly as a result of the competitive marketplace for talent and increasing seniority of our pilots and inflight teammates. In addition, there was a 5.3% increase in full-time equivalent teammates, in part due to new FAA flight and duty time requirements and, to a lesser extent, our increased number of destinations. Salaries, wages and benefits expense for the six months ended June 30, 2014 also includes profit sharing expense, whereas profit sharing was not accrued for the prior year period due to our pre-tax loss for that period. Under our annual profit sharing program, we accrue 15% of cumulative year-to-date income before income taxes and profit sharing for the benefit of our eligible teammates each quarter to the extent that we have cumulative year-to-date pre-tax income. Our profit sharing expense will increase in the future if our level of pre-tax income increases. We expect salaries, wages and benefit expense to grow at a faster rate than our capacity as market and tenure-related adjustments continue.

In addition, our overall benefit plan costs for the six months ended June 30, 2014 increased from the prior year period due to an increase in the amount of the 401(k) match benefits paid to our teammates and an increase in healthcare costs.

Landing fees and other rents

Landing fees and other rents expense for the six months ended June 30, 2014 increased by $6.7 million, or 11.5%, from the six months ended June 30, 2013, primarily as a result of a 4.5% increase in departures and rate increases for facilities at our destination airports.

For the six months ended June 30, 2013 and the six months ended June 30, 2014, we received the benefit of landing fee and rent incentives for our added destinations of Austin and San Jose. These incentives expired during the second quarter of 2014, and with additional rate increases at a majority of the airports at which we operate we expect our landing fees and other rents to increase both in absolute dollars and as a percentage of revenue for the remainder of 2014.

Sales and marketing

Sales and marketing expense for the six months ended June 30, 2014 increased $5.0 million, or 10.4%, from the six months ended June 30, 2013, primarily due to $5.0 million in one-time credits recognized in the six months ended June 30, 2013. These one-time credits consisted of a contract termination payment from a former software system provider and a contractual marketing incentive.

Aircraft maintenance

Aircraft maintenance expense for the six months ended June 30, 2014 increased by $2.6 million, or 7.8%, from the six months ended June 30, 2013, primarily due to an increase in the number of major airframe checks during the 2014 period.

Depreciation and amortization

Depreciation and amortization expense remained relatively consistent for the six months ended June 30, 2013 and the six months ended June 30, 2014.

Other operating expenses

Other operating expense remained relatively consistent for the six months ended June 30, 2014 and the six months ended June 30, 2013.

Other Income (Expense)

Other income (expense) for the six months ended June 30, 2014 decreased by $31.4 million, or 62.2%, from the six months ended June 30, 2013, primarily due to the $30.2 million reduction in related-party interest expense as a result of the 2013 Recapitalization. As part of this Recapitalization, we reduced our related-party debt of $687.5 million with stated interest rates ranging from 4.7% to 20.0% to related-party debt with a recorded value of $529.8 million with effective interest rates of 0.0% to 10.0% per year. See Note 3 to our consolidated financial statements included elsewhere in this prospectus for further details and a discussion of the accounting for this transaction.

Income Taxes

The income tax provision associated with our income in the first six months ended June 30, 2014 was largely offset by the release of a valuation allowance against the utilization of prior-year NOLs.

2013 Compared to 2012

In 2013, we had net income of $10.1 million compared to a net loss of $145.4 million in 2012. In 2013, we had operating income of $80.9 million, compared to an operating loss of $31.7 million in 2012.

Our 2013 results reflected our strategic decisions to defer and cancel aircraft deliveries, thereby reducing capacity growth in our network, to reduce aircraft utilization across our operations, to eliminate low margin flights and to focus on improving revenue management techniques to increase RASM. We also implemented new ancillary revenue strategies that, when combined with our network and revenue management strategy changes, improved our unit revenue performance. Our RASM increased from 10.65 cents in 2012 to 11.64 cents in 2013, and our average fare increased by 4.3% to $203.70. We also added three new destinations during 2013 by shifting capacity from existing markets.

We continued our disciplined approach to cost control. Our CASM increased by 0.7% to 10.98 cents, primarily due to a 2.2% reduction in ASM and a 5.9% decrease in average stage length from 2012 to 2013. Partially offsetting this increase was a 4.2% reduction in fuel cost per gallon. Our 2013 results also reflect the impact of our debt and lease restructurings described under the 2013 Recapitalization. Through our aircraft lease renegotiations, we reduced aircraft rent expense by $34.7 million in 2013 or 12.8% per available seat mile. We also reduced interest expense by $44.8 million as a result of the 2013 Recapitalization.

Operating Revenue

	Year Ended December 31,		Change
	2012	2013	Amount	%
Operating revenues (in thousands):
Passenger	$1,215,178	$1,289,268	$74,090	6.1
Other	117,659	135,410	17,751	15.1

Total operating revenues	$1,332,837	$1,424,678	$91,841	6.9

	Year Ended December 31,		Change
	2012	2013	Amount		%

Operating statistics:
Available seat miles (millions)	12,514	12,243	(271)		(2.2)
Revenue passenger miles (millions)	9,912	9,814	(98)		(1.0)
Average stage length (statute miles)	1,567	1,474	(93)		(5.9)
Load factor	79.2%	80.2%	1.0	pts	—
Total revenue per available seat mile—RASM (cents)	10.65	11.64	0.99		9.3
Yield (in cents)	12.26	13.14	0.88		7.2
Average fare	$195.38	$203.70	$8.32		4.3
Passengers (thousands)	6,219	6,329	110		1.8

Passenger revenue increased by $74.1 million, or 6.1%, from 2012 to 2013. Passenger revenue accounted for 90.5% of our total operating revenues for the year ended December 31, 2013. Load factor increased one percentage point year-over-year, and average fare increased 4.3% as we focused on maximizing the value of our network by shifting capacity away from seasonally weaker routes, such as transcontinental flights during the winter. During 2013, we added three new destinations: Newark (from LAX and SFO), San Jose (from LAX) and Austin (from SFO). Our network changes resulted in a 5.9% reduction in our average stage length in 2013 as compared to 2012.

Other revenue increased by $17.8 million, or 15.1%, from 2012 to 2013, primarily due to a full year of fees from our Express program that we launched in September 2012, which allows guests to select a reserved seat assignment near the front of the cabin, purchase priority boarding and receive other premium privileges.

Operating Expenses

	Year Ended December 31,		Change		Cost per ASM		Change
	2012	2013	Amount	%	2012	2013	%
					(in cents)
Operating expenses (in thousands):
Aircraft fuel	$537,501	$507,035	$(30,466)	(5.7)	4.30	4.14	(3.6)
Aircraft rent	236,800	202,071	(34,729)	(14.7)	1.89	1.65	(12.8)
Salaries, wages and benefits	176,216	196,477	20,261	11.5	1.40	1.61	14.0
Landing fees and other rents	110,165	122,621	12,456	11.3	0.88	1.00	13.8
Sales and marketing	107,136	106,599	(537)	(0.5)	0.86	0.87	1.7
Aircraft maintenance	58,934	61,854	2,920	5.0	0.47	0.51	7.3
Depreciation and amortization	11,260	13,963	2,703	24.0	0.09	0.11	26.8
Other operating expenses	126,558	133,177	6,619	5.2	1.01	1.09	7.6

Total operating expenses	$1,364,570	$1,343,797	$(20,773)	(1.5)	10.90	10.98	0.7

Operating statistics:
Available seat miles (millions)	12,514	12,243	(271)	(2.2)
Average stage length (statute miles)	1,567	1,474	(93)	(5.9)
Departures	56,362	58,215	1,853	3.3
CASM (excluding fuel)	6.61	6.83	0.22	3.3
Fuel cost per gallon	$3.32	$3.18	(0.14)	(4.2)
Fuel gallons consumed (thousands)	161,404	159,326	(2,078)	(1.3)
Teammates (FTE)	2,395	2,482	87	3.6

Aircraft fuel

Aircraft fuel expense decreased by $30.5 million, or 5.7%, from 2012 to 2013. The decrease was primarily due to the decline in the fuel cost per gallon and in our fuel consumption. Fuel cost declined from $3.33 per gallon in 2012 to $3.18 per gallon in 2013, or 4.2%, and our fuel gallons consumed also declined by 1.3%, primarily due to our reduction in available seat miles.

Aircraft rent

Aircraft rent expense decreased by $34.7 million, or 14.7%, from 2012 to 2013 as a result of our aircraft lease amendments entered into in connection with the 2013 Recapitalization. This decrease was partly offset by a full year of rent in 2013 for eight aircraft added to the fleet during 2012, as well as the delivery of one additional aircraft in March 2013.

Salaries, wages and benefits

Salaries, wages and benefits expense increased by $20.3 million, or 11.5%, from 2012 to 2013, primarily due to market and tenure related adjustments and profit sharing for our teammates. In addition, the average number of full-time equivalent teammates increased by 3.6% during 2013, and the average tenure of our teammate population was 3.5 years as of December 31, 2013 as compared to 3.0 years as of December 31, 2012. Salaries, wages and benefits expense in 2013 includes profit sharing expense under our profit sharing program, whereby 15.0% of our pre-profit sharing pre-tax income is paid to our teammates.

Landing fees and other rents

Landing fees and other rents expense increased by $12.5 million, or 11.3%, from 2012 to 2013, primarily due to the addition of our Newark service and the related airport rent, landing fees and slot rental payments. In addition, we also experienced rent increases at some of our major existing airports while landing fee incentives received in 2012 for Philadelphia International Airport (PHL) expired in the second quarter of 2013.

Sales and marketing

Sales and marketing expense remained relatively consistent from 2012 to 2013. During 2013, we received $5.0 million in one-time credits, which consisted of a contract termination payment from a former software system provider and a contractual marketing incentive. These credits were offset by additional expenses commensurate with our revenue growth from 2012 to 2013.

Aircraft maintenance

Aircraft maintenance costs increased by $2.9 million, or 5.0%, from 2012 to 2013, primarily due to an increase in the number of major airframe checks and engine repairs in 2013 as compared to 2012, as well as an increase in rates, which are correlated to aircraft age, under certain of our maintenance-cost-per-hour agreements.

Depreciation and amortization

Depreciation and amortization expense increased by $2.7 million, or 24.0%, from 2012 to 2013, primarily due to depreciation of our new software licenses and aircraft leasehold improvements.

Other operating expenses

Other operating expenses increased by $6.6 million, or 5.2%, from 2012 to 2013, primarily due to our lower utilization and an increase in our data communication costs associated with new software.

Other Income (Expense)

Other income (expense) decreased by $43.2 million, or 38.0%, from 2012 to 2013, primarily due to the $44.8 million reduction in interest expense under our related-party long-term debt as a result of the 2013 Recapitalization, in which we reduced our related-party debt of $687.5 million with stated interest rates ranging from 4.7% to 20% per year to related-party debt with a recorded value of $529.8 million and effective interest rates of 0% to 10% a year.

Income Taxes

The income tax provision associated with our income in 2013 was largely offset by the release of a valuation allowance against the utilization of prior-year NOLs.

2012 Compared to 2011

In 2012, we had a net loss of $145.4 million compared to a net loss of $100.4 million in 2011. Our operating loss increased by $4.3 million, or 15.8%, from 2011 to 2012.

In 2012, we realized a full year of revenue from the 11 aircraft placed in service in 2011 and placed an additional eight aircraft in service in 2012, primarily in the first half of the year. As a result, our operating capacity, as measured by ASMs, increased by 27.0% from 2011 to 2012. With our increased fleet size, we achieved Department of Transportation major carrier status, and we transitioned from a focus on rapid capacity growth to a focus on maximizing the value of our network with growth at a disciplined, measured pace. We entered three new markets during 2012: Philadelphia, Portland and Washington, D.C., and our average fare increased by 3.3% to $195.38. Our interest expense increased due to additional debt added in late 2011 to finance our capacity expansion.

CASM increased from 10.80 cents in 2011 to 10.90 cents in 2012, a 0.9% increase. This was driven primarily by the increase in the number of major airframe checks in 2012 compared to 2011.

In addition, our interest expense increased by $40.5 million from 2011 to 2012, due to the compounding of accrued interest on the majority of our debt and interest on additional related-party debt incurred in late 2011.

Operating Revenues

	Year Ended December 31,		Change
	2011	2012	Amount	%
Operating revenues (in thousands):
Passenger	$950,933	$1,215,178	$264,245	27.8
Other	86,175	117,659	31,484	36.5

Total operating revenues	$1,037,108	$1,332,837	$295,729	28.5

Operating statistics:
Available seat miles (millions)	9,853	12,514	2,661	27.0
Revenue passenger miles (millions)	8,034	9,912	1,878	23.4
Average stage length (statute miles)	1,571	1,567	(4)	(0.3)
Load factor	81.5%	79.2%	(2.3) pts	—
Total revenue per available seat mile—RASM (cents)	10.53	10.65	0.12	1.1
Yield (in cents)	11.82	12.26	0.44	3.7
Average fare	$189.05	$195.38	$6.33	3.3
Passengers (thousands)	5,030	6,219	1,189	23.6

Passenger revenue increased by $264.2 million, or 27.8%, from 2011 to 2012, primarily due to a 27.0% increase in capacity with the addition of eight new aircraft to the fleet in 2012. RASM increased 1.1% year-over-year as a higher average fare was largely offset by a lower load factor experienced in our new markets in 2012. Airline routes tend to become more profitable as they mature because of increased demand as travelers become aware of the service and repeat business through trial.

Other revenue increased by $31.5 million, or 36.5%, from 2011 to 2012, primarily due to an increase in baggage fees and change fees, both of which increased, due to a higher number of passengers, as well as changes to the fee structure.

Operating Expenses

	Year Ended December 31,		Change		Cost per ASM		Change
	2011	2012	Amount	%	2011	2012	%
					(in cents)
Operating expenses (in thousands):
Aircraft fuel	$417,815	$537,501	$119,686	28.6	4.24	4.30	1.3
Aircraft rent	187,876	236,800	48,924	26.0	1.91	1.89	(0.8)
Salaries, wages and benefits	138,276	176,216	37,940	27.4	1.40	1.40	0.3
Landing fees and other rents	87,133	110,165	23,032	26.4	0.89	0.88	(0.4)
Sales and marketing	81,901	107,136	25,235	30.8	0.83	0.86	3.0
Aircraft maintenance	34,596	58,934	24,338	70.3	0.35	0.47	34.1
Depreciation and amortization	10,155	11,260	1,105	10.9	0.10	0.09	(12.7)
Other operating expenses	106,752	126,558	19,806	18.6	1.08	1.01	(6.7)

Total operating expenses	$1,064,504	$1,364,570	$300,066	28.2	10.80	10.90	(0.9)

Operating statistics:
Available seat miles (millions)	9,853	12,514	2,661	27.0
Average stage length (statute miles)	1,571	1,567	(4)	(0.3)
Departures	44,696	56,362	11,666	26.1
CASM (excluding fuel)	6.56	6.61	0.05	0.8
Fuel cost per gallon	$3.24	$3.32	0.08	2.5
Fuel gallons consumed (thousands)	128,852	161,404	32,552	25.3
Teammates (FTE)	2,002	2,395	393	19.6

Aircraft fuel

Aircraft fuel expense increased by $119.7 million, or 28.6%, from 2011 to 2012. The increase was primarily due to a 25.3% increase in fuel consumption, due to our year-over-year increase in the ASMs and fleet size and, to a lesser extent, an increase of $0.08 in the average cost per gallon in 2012.

Aircraft rent

Aircraft rent expense increased by $48.9 million, or 26.0%, from 2011 to 2012, primarily due to the addition of four leased aircraft in the fourth quarter of 2011 and eight leased aircraft in the first half of 2012. Aircraft rent per ASM remained relatively consistent between 2011 and 2012.

Salaries, wages and benefits

Salaries, wages and benefits expense increased by $37.9 million, or 27.4%, from 2011 to 2012 as we added staff for our increased fleet size and our new markets in Philadelphia, Portland and Washington, D.C. In addition to our 19.6% increase in full-time equivalent teammates, there were also significant increases in salaries and wages for crew members as a result of the competitive marketplace for talent and increasing seniority of our pilots and inflight teammates.

Landing fees and other rents

Landing fees and other rents expense increased by $23.0 million, or 26.4%, from 2011 to 2012, primarily as a result of a 26.1% increase in departures. The increase in departures was driven in part by the addition of three new destinations during 2012 and rate increases under use and lease agreements at the majority of our destination airports.

Sales and marketing

Sales and marketing expense increased by $25.2 million, or 30.8%, from 2011 to 2012, primarily to support our growth in available seat miles and to build awareness in our new markets, as we increased our fleet from 33 aircraft at the end of 2010 to 52 aircraft at the end of 2012.

Aircraft maintenance

Aircraft maintenance costs increased by $24.3 million, or 70.3%, from 2011 to 2012, primarily due to an increase in the number of major airframe checks in 2012 compared to 2011, as well as an increase in maintenance activity commensurate with a growing fleet.

Depreciation and amortization

Depreciation and amortization expense increased by $1.1 million, or 10.9%, from 2011 to 2012, primarily due to the depreciation of aircraft leasehold improvements for the four additional aircraft placed in service in the fourth quarter of 2011 and the eight additional aircraft placed in service in 2012.

Other operating expenses

Other operating expenses increased by $19.8 million, or 18.6%, from 2011 to 2012, primarily due to growth in capacity. The rate of growth in other operating expenses was lower than our ASM growth due to our ability to leverage fixed overhead expenses across our larger network.

Other Income (Expense)

Interest expense increased by $40.5 million, or 53.6%, from 2011 to 2012, due to the compounding of accrued interest on the majority of our debt and interest on additional related-party debt incurred in late 2011.

Income Taxes

As of December 31, 2012, we had incurred operating losses in all prior years and recorded a full valuation allowance against our net deferred tax assets.

Quarterly Financial Data and Operating Statistics (unaudited)

The following table sets forth our unaudited quarterly condensed consolidated statements of operations data for each of the six quarters ended June 30, 2014. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future and quarterly results are not indicative of the results expected for a full year.

	Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014
	(in thousands, except per share data, unaudited)
Consolidated Statements of Operations Data:
Operating revenues	$301,332	$376,074	$387,345	$359,927	$313,390	$398,845
Operating expenses	316,308	348,202	342,949	336,338	326,521	351,719

Operating income (loss)	(14,976)	27,872	44,396	23,589	(13,131)	47,126
Other expense	(31,412)	(19,023)	(10,893)	(9,092)	(9,174)	(9,876)

Net income (loss) before income tax	(46,388)	8,849	33,503	14,497	(22,305)	37,250
Income tax expense	—	—	—	317	49	267

Net income (loss)	$(46,388)	$8,849	$33,503	$14,180	$(22,354)	$36,983

Net income (loss) per share:
Basic	$(8.76)	$0.65	$2.45	$1.04	$(4.22)	$2.70
Diluted	(8.76)	0.50	1.70	0.72	(4.22)	1.88
Shares used in per share calculation:
Basic	5,296,895	5,296,895	5,296,895	5,296,895	5,296,895	5,296,895
Diluted	5,296,895	17,689,805	19,667,544	19,667,544	5,296,895	11,289,461
Non-GAAP Financial Data:
EBITDA (1)	$(11,817)	$31,121	$47,755	$27,785	$(9,862)	$50,610
EBITDAR (1)	47,201	82,828	93,089	73,797	36,634	96,471

(1)	EBITDA is earnings before interest, income taxes, and depreciation and amortization. EBITDAR is earnings before interest, income taxes, depreciation and amortization and aircraft rent. EBITDA and EBITDAR are included as supplemental disclosure because we believe they are useful indicators of our operating performance. Derivations of EBITDA and EBITDAR are well recognized performance measurements in the airline industry that are frequently used by companies, investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. We also believe EBITDA is useful for evaluating performance of our senior management team. EBITDAR is useful in evaluating our operating performance compared to our competitors because its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by capital lease or by operating lease, each of which is presented differently for accounting purposes) and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance. However, because derivations of EBITDA and EBITDAR are not determined in accordance with GAAP, such measures are susceptible to varying calculations, and not all companies calculate the measures in the same manner. As a result, derivations of EBITDA and EBITDAR as presented may not be directly comparable to similarly titled measures presented by other companies.

These non-GAAP financial measures have limitations as an analytical tool. Some of these limitations are: they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs; they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for such replacements; and other companies in our industry may calculate EBITDA and EBITDAR differently than we do, limiting their usefulness as a comparative measure. Because of these limitations, EBITDA and EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

The following table represents the reconciliation of net income (loss) to EBITDA and EBITDAR for the periods presented below:

	Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014
	(in thousands, unaudited)
Reconciliation:
Net income (loss)	$(46,388)	$8,849	$33,503	$14,180	$(22,354)	$36,983
Interest expense	31,520	19,108	10,946	9,719	9,915	10,509
Capitalized interest	—	—	—	(534)	(481)	(635)
Interest income	(108)	(85)	(53)	(93)	(260)	2
Income tax expense	—	—	—	317	49	267
Depreciation and amortization	3,159	3,249	3,359	4,196	3,269	3,484

EBITDA	(11,817)	31,121	47,755	27,785	(9,862)	50,610
Aircraft rent	59,018	51,707	45,334	46,012	46,496	45,861

EBITDAR	$47,201	$82,828	$93,089	$73,797	$36,634	$96,471

	OPERATING STATISTICS

	Three Months Ended
Operating Statistics (1)	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014
Available seat miles—ASMs (millions)	2,695	3,253	3,243	3,052	2,777	3,202
Departures	12,582	15,130	15,577	14,926	13,825	15,137
Average stage length (statute miles)	1,511	1,510	1,457	1,426	1,406	1,482
Aircraft in service—end of period	52	53	53	53	53	53
Fleet utilization	9.8	11.5	11.2	10.6	10.0	11.3
Passengers (thousands)	1,337	1,730	1,685	1,577	1,479	1,729
Average fare	$201.18	$197.07	$209.09	$207.33	$186.73	$206.81
Yield per passenger mile (cents)	12.9	12.5	13.5	13.6	12.6	13.2
Revenue passenger miles—RPMs (millions)	2,082	2,723	2,612	2,397	2,199	2,719
Load factor	77.3%	83.7%	80.5%	78.5%	79.2%	84.9%
Passenger revenue per available seat mile—PRASM (cents)	10.0	10.5	10.9	10.7	9.9	11.2
Total revenue per available seat mile—RASM (cents)	11.2	11.6	11.9	11.8	11.3	12.5
Cost per available seat mile— CASM (cents)	11.7	10.7	10.6	11.0	11.8	11.0
CASM, excluding fuel (cents)	7.4	6.6	6.5	6.9	7.6	6.9
Fuel cost per gallon	$3.36	$3.13	$3.13	$3.15	$3.17	$3.11
Fuel gallons consumed (thousands)	34,724	42,642	42,443	39,516	36,547	42,281
Teammates (FTE)	2,255	2,375	2,376	2,482	2,426	2,500

(1)	See “Glossary of Airlines Terms” elsewhere in this prospectus for definitions of terms used in this table.

Liquidity and Capital Resources

As of June 30, 2014, our principal sources of liquidity were cash and cash equivalents of $180.0 million. In addition, we had restricted cash of $14.5 million as of June 30, 2014. Restricted cash primarily represents cash collateral securing our letters of credit for airport facility leases.

Primary uses of liquidity are for working capital needs, capital expenditures, aircraft pre-delivery payments and maintenance reserve deposits. As of June 30, 2014, we had $798.9 million of long-term debt, of which $719.4 million was related-party debt. In addition, on April 4, 2014, we entered into a five-year term loan credit facility for $40.0 million to finance airport slot purchases. This loan was funded in two tranches in April and May 2014. Principal is repayable in full at the end of five years. We accrue interest on this loan at a variable rate based on LIBOR and pay quarterly in arrears.

Currently our single largest capital expense is the acquisition cost of our aircraft. To conserve our capital, we operate all of our 53 aircraft under operating leases. Pre-delivery payments, or PDPs, relating to future deliveries under our agreement with Airbus, are required at various times prior to each aircraft’s delivery date. As of June 30, 2014, we had $78.3 million of PDPs held by Airbus, $39.5 million of which were financed by a third party. Committed expenditures for ten future aircraft deliveries between July 2015 and June 2016, separately sourced spare engines and related aircraft equipment, including estimated amounts for contractual price escalations and PDPs, will total approximately $427.3 million in 2014 through 2016. We believe that commercially available financing and our cash resources will be sufficient to satisfy these purchase commitments. Our intention is to finance the aircraft on order through a mix of operating lease financing and debt financing. For six out of the next ten aircraft deliveries, we have obtained a manufacturer back-stop debt-financing commitment, which we presently do not expect to utilize. We do not have financing commitments in place for the remaining 30 Airbus aircraft orders scheduled for delivery between 2020 and 2022. If we ultimately exercise our cancellation rights for up to 30 aircraft, we would incur a loss of deposits and credits of up to $26.0 million as a cancellation fee.

In addition to funding the acquisition of our future fleet, we are required to make maintenance reserve payments to our lessors for our current fleet. Qualifying payments that are expected to be recovered from lessors are recorded as aircraft maintenance deposits in our consolidated balance sheets. Maintenance reserves are paid to aircraft lessors and are held as collateral in advance of our performance of major maintenance activities. In 2013 and in the first six months of 2014, we made $54.1 million and $32.9 million maintenance deposit payments to our lessors. We received $5.3 million in 2013 and $1.6 million in the first six months of 2014 of maintenance reimbursements, due to qualifying maintenance events taking place during the respective periods. In addition, as a result of the lease amendments in 2013, we are entitled to Lease Rebates either to base rent or maintenance deposits on a monthly basis. We received $8.4 million and $5.3 million in maintenance deposit rebates from our lessors in 2013 and in the first six months of 2014, which are treated as reductions to maintenance deposits on our consolidated balance sheets when earned.

In connection with various lease amendments entered into with our aircraft lessors in 2013, we are entitled to Lease Rebates on a monthly basis. Payment of future Lease Rebates are contingent on us maintaining $75.0 million of unrestricted cash and cash equivalents as of the last day of each month. Under the amended lease agreements, we are obligated to refund 25.0% of substantially all the Lease Rebates from monthly base rent received through December 31, 2016 in the first quarter of 2017 or on a pro-rata basis with any debt repayment occurring prior to the first quarter of 2017. As of June 30, 2014, the aggregate amount of lease rebates earned was $29.7 million, net of $7.2 million recorded as a payable to the lessors.

We expect to meet our obligations as they become due through available cash, internally generated funds from our operating cash flows, supplemented by financing activities as necessary and as they may become available to us. However, we cannot predict what the effect on our business and financial position might be from the extremely competitive environment in which we operate or from events beyond our control, such as volatile fuel prices, economic conditions, weather-related disruptions, the impact of airline bankruptcies, restructurings or consolidations, U.S. military actions or acts of terrorism. We believe the working capital available to us will be sufficient to meet our cash requirements for at least the next 12 months.

Cash Flows

The following table presents information regarding our cash flows in 2011, 2012 and 2013 and the six months ended June 30, 2013 and 2014:

	Year Ended December 31			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(in thousands)
				(unaudited)
Net cash provided (used in) by operating activities	$(28,971)	$(50,645)	$50,603	$8,976	$25,059
Net cash used in investing activities	(38,578)	(27,184)	(41,996)	(9,228)	(40,252)
Net cash provided by (used in) financing activities	197,460	(5,968)	71,034	72,392	39,514
Net increase in cash and cash equivalents	129,911	(83,797)	79,641	72,140	24,321
Cash and cash equivalents, end of period	159,815	76,018	155,659	148,158	179,980

Net Cash Flow Provided By (Used In) Operating Activities

During the six months ended June 30, 2014, net cash flow provided by operating activities was $25.1 million. We had net income of $14.6 million adjusted for the following non-cash items: paid in-kind interest expense of $11.5 million and depreciation and amortization of $6.8 million. We increased our maintenance deposits by $20.1 million, primarily due to our reserve payments for future maintenance events. Air traffic liability, net of credit card holdbacks, contributed $17.3 million of cash flow, primarily due to a $23.0 million additional advance payment from our new co-branded credit card partner in January 2014, offset in part by the timing of credit card settlements. Other non-current assets increased by $14.3 million primarily due to expensing rent faster than our cash payments. Our accounts payable increased by $10.0 million primarily due to the timing of our payments.

During the six months ended June 30, 2013, net cash flow provided by operating activities was $9.0 million. We had a net loss of $37.5 million adjusted for the following non-cash items: paid-in kind interest expense of $42.2 million and depreciation and amortization of $6.4 million. Credit card holdbacks, net of air traffic liability, used $6.5 million of cash, primarily due to the timing of settlement of credit card transactions and reconciliation of our holdback. Other current liabilities increased by $18.7 million, primarily due to our increased capacity as we launched service to three new destinations in April and May of 2013. We increased our maintenance deposits by $17.1 million, primarily due to our reserve payments for future maintenance events.

During 2013, net cash flow provided by operating activities was $50.6 million. We had net income of $10.1 million adjusted for the following non-cash items: paid in-kind interest expense of $54.3 million and depreciation and amortization of $14.0 million. We increased our maintenance deposits by $38.1 million and reduced other non-current liabilities by $8.5 million, primarily due to our aircraft lease amendments entered into in connection with the 2013 Recapitalization. Air traffic liability, net of credit card holdbacks, contributed $17.8 million of cash flow, primarily due to a $10.0 million advance payment received from our new co-branded credit card partner, increased credit card points deferrals and the timing of receipt of credit card settlements. Other current liabilities increased by $10.6 million, primarily due to the growth of our business, including the addition of three new airports, timing of payments and salary and wage increases.

During 2012, net cash flow used in operating activities was $50.6 million. We had a net loss of $145.4 million adjusted for the following non-cash items: paid-in-kind interest expense of $99.1 million and depreciation and amortization of $11.3 million. During 2012, we added eight additional aircraft to our fleet, which, combined with required payments under our existing leases, resulted in increased maintenance deposits of $33.6 million. Our air traffic liability and credit card holdbacks contributed $15.6 million to our cash flow, primarily as a result of a reduction in the holdback percentage by one of our credit card processors, our 18.2% increase in fleet size, a 3.3% increase in average fare and, to a lesser extent, the timing of our credit card settlements.

During 2011, net cash flow used in operating activities was $29.0 million. We had a net loss of $100.4 million adjusted for the following non-cash items: paid-in-kind interest expense of $67.7 million, depreciation and amortization of $10.2 million and unrealized losses on fuel derivative instruments of $7.7 million. Credit card holdbacks, net of air traffic liability used $12.4 million of cash, primarily because we replaced a $30.0 million letter of credit provided by the Virgin Group with additional holdback with our processors, offset in part by a reduction in the holdback percentage by one of our credit card processors. The remaining increase in credit card holdbacks and the increase in air traffic liability were primarily due to the 33.3% increase in our fleet size relative to 2010, a 12.7% increase in average fare and, to a lesser extent, the timing of settlement of credit card transactions and the release of holdbacks by our processors. Aircraft maintenance deposits increased by $21.8 million, primarily due to required maintenance reserve payments under our aircraft leases. Prepaid expenses and other assets decreased by $13.5 million, primarily due to settlement of fuel derivative contracts. Other current liabilities increased by $10.6 million, primarily due to our growth and, to a lesser extent, the timing of our payments.

Net Cash Flows Used In Investing Activities

During the six months ended June 30, 2014, net cash flow used in investing activities was $40.3 million. We invested $31.1 million in domestic airport operating rights, flight equipment and software and made $9.2 million in pre-delivery payments for our aircraft scheduled to be delivered in 2015 and 2016.

During the six months ended June 30, 2013, net cash flow used in investing activities was $9.2 million, primarily due to investment in equipment and software.

During 2013, net cash flow used in investing activities was $42.0 million. We invested $27.0 million in domestic airport operating rights, and $15.0 million in equipment, software, and aircraft improvements to improve our fleet efficiency and to comply with FAA requirements.

During 2012, net cash flow used in investing activities was $27.2 million. We made pre-delivery payments of $19.2 million in cash for future aircraft deliveries. We also invested $8.0 million for the purchase of equipment for our new leased aircraft placed in service during the year.

During 2011, net cash flow used in investing activities was $38.6 million. We invested primarily in equipment for 11 new leased aircraft we added to our fleet and to a lesser extent in our airport facilities in San Francisco and Chicago. We also implemented the Sabre reservations software system.

Net Cash Flows Provided By (Used In) Financing Activities

Cash flow provided by financing activities was $39.5 million in the six months ended June 30, 2014 primarily as a result of our April 2014 credit facility to purchase domestic airport operating rights.

Cash flow provided by financing activities was $72.4 million in the six months ended June 30, 2013, primarily due to the issuance of debt in connection with our 2013 Recapitalization offset, in part, by principal repayments on our third-party debt and capital lease obligations.

During 2013, net cash flow provided by financing activities was $71.0 million, primarily as a result of our related-party debt issuance of $75.0 million in connection with the 2013 Recapitalization.

During 2012, net cash flow used in financing activities was $6.0 million, which represents principal repayments on our third-party debt and capital lease obligations.

During 2011, net cash flow provided by financing activities was $197.5 million, primarily as a result of our related-party debt and warrant issuance of $216.0 million, offset in part by $18.5 million in repayments of debt obligations.

Commitments and Contractual Obligations

The following table presents aggregate information about our contractual payment commitments as of December 31, 2013 and the periods in which payments are due (in thousands):

	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-term debt including related-party (1)	$747,431	$—	$747,431	$—	$—
Aircraft and engine purchases (2)	427,280	31,131	396,149	—	—
Aircraft and engine leases (3)	1,709,345	228,458	437,726	386,606	656,555
Maintenance deposits (4)	107,807	9,686	19,520	20,958	57,643
Other leases (5)	105,839	18,542	32,810	25,296	29,191

	$3,097,702	$287,817	$1,633,636	$432,860	$743,389

The following information summarizes our pro forma contractual payment commitments as of December 31, 2013 under the new terms of the expected 2014 Recapitalization (in thousands):

Pro forma total balances (6)	$2,479,733	$262,654	$950,830	$432,860	$833,389

(1)	Includes accrued interest.
(2)	Represents non-cancelable contractual payment commitments for aircraft and engines.
(3)	Represents future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year, including renewal payments for signed lease extensions and excluding lease rebates.
(4)	Represents the fixed portion of supplemental rent under lessor contracts for maintenance reserve payment commitments; excludes variable future amounts that will be based on actual flight hours.
(5)	Represents future minimum lease payments under non-cancelable building, airport station and equipment leases.
(6)	Total pro forma commitments reflect adjustments to the “Long-term debt including related party” category in the table above to reflect the effects of the 2014 Recapitalization including (a) the issuance of a $50.0 million related-party Post-IPO Note to be held by the Virgin Group that will be recorded on the consolidated balance sheet at its estimated fair value of $29.5 million; (b) the extinguishment of all Related-Party Notes; and (c) the new $40.0 million term loan credit facility. The pro forma commitments exclude a 5.0% annual commitment fee and a 0.48% annual maintenance fee related to a $100.0 million letter of credit facility because the facility is cancellable at any time, provided that we otherwise satisfy the related holdback requirement;

The table above does not include our commitment to pay royalties to the Virgin Group pursuant to amended and restated license agreements related to our use of the Virgin name and brand. For more information, see “Certain Relationships and Related Transactions—Virgin License Agreements” elsewhere in this prospectus.

On April 4, 2014, we entered into a five-year term loan credit facility for $40.0 million to finance airport slot purchases with principal repayable in full at maturity. Amounts borrowed under this term loan accrue interest at a rate of LIBOR plus 3.5%, provided that LIBOR is not less than 1.0%, or, a comparable alternative rate based on other interest rate indices. Interest is payable quarterly in arrears. The term loan requires compliance with certain covenants including semi-annual third-party slot appraisal valuation requirements.

We intend to enter into the 2014 Recapitalization Agreement with the Virgin Group and Cyrus Capital that would provide for the disposition of all of the outstanding Related-Party Notes, all outstanding Related-Party Warrants and the conversion of each share of outstanding convertible preferred stock and common stock of various classes into one share of common stock. The 2014 Recapitalization Agreement would also provide for the issuance of a new note with a principal amount of $50.0 million and a $100.0 million letter of credit facility. For more information, see “2014 Recapitalization” elsewhere this prospectus.

Certain of our aircraft operating leases and debt instruments include certain financial covenants and cross-default provisions. As of June 30, 2014, we were in compliance with all covenants under these agreements.

Off-Balance Sheet Arrangements

We have significant obligations for aircraft that are classified as operating leases and therefore are not reflected in our consolidated balance sheets. As of June 30, 2014, all 53 aircraft in our fleet were subject to operating leases. These leases expire between 2015 and 2025. Aircraft rent expense related to operating leases were $187.9 million, $236.8 million and $202.1 million in 2011, 2012 and 2013, including expense of $18.3 million, $15.5 million and $3.0 million in 2011, 2012 and 2013, for supplemental rent for maintenance related reserves as required by our lessors. For the six months ended June 30, 2013 and 2014, aircraft rent expense was $110.7 million and $92.4 million.

Our contractual purchase commitments consist primarily of aircraft and spare engine acquisitions through manufacturers and aircraft leasing companies. Our firm aircraft order consists of ten aircraft scheduled for delivery between July 2015 and June 2016. Committed expenditures for these aircraft and related flight equipment, including estimated amounts for contractual price escalations and pre-delivery payment commitments, will be approximately $31.1 million in 2014, $211.9 million in 2015 and $184.3 million in 2016.

In connection with the 2014 Recapitalization Agreement, we anticipate that the Virgin Group will arrange for a $100.0 million letter of credit facility, which we refer to in this prospectus as the “Letter of Credit Facility,” to be issued on our behalf to certain companies that process substantially all of our credit card transactions, which will allow these companies to release approximately $100.0 million of cash collateral to us. We anticipate that the Letter of Credit Facility will contain an annual commitment fee of 5.0% payable by us to the Virgin Group, and that the Virgin Group will cause this Letter of Credit Facility to be provided for a period of five years from the date of this offering. In addition, we would also be responsible for annual fees associated with the issuance and maintenance of the Letter of Credit Facility. The Letter of Credit Facility would only become an obligation of ours if one or both of our credit card processors were to draw on the Letter of Credit Facility. In addition, we will be restricted from incurring any future secured indebtedness related to our assets that would be unencumbered after the consummation of the transactions contemplated by the 2014 Recapitalization Agreement unless our guaranty obligations to the Virgin Group are secured on a pari passu basis with such secured debt. The Letter of Credit Facility will be reduced or terminated to the extent that collateral requirements are decreased or eliminated by our credit card transaction processors. For more information, see “2014 Recapitalization” elsewhere in this prospectus.

We have also made certain guarantees and indemnities to other unrelated parties that are not reflected on our consolidated balance sheets which we believe will not have a significant impact on our results of operations, financial condition or cash flows.

We have no other off-balance sheet arrangements.

Quantitative and Qualitative Disclosure About Market Risk

We are subject to market risks in the ordinary course of our business. These risks include commodity price risk, specifically with respect to aircraft fuel, as well as interest rate risk. The adverse effects of changes in these markets could pose a potential loss as discussed below. The sensitivity analysis provided does not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ.

Aircraft Fuel. Our results of operations can vary materially, due to changes in the price and availability of aircraft fuel and are also impacted by the number of aircraft in use and the number of flights we operate. Aircraft fuel expense for the years ended December 31, 2011, 2012 and 2013 and the six months ended June 30, 2014 represented approximately 39.2%, 39.4%, 37.7% and 36.5% of our operating expenses. Increases in aircraft fuel prices or a shortage of supply could have a material adverse effect on our operations and results of operations. Based on December 2013 aircraft fuel market prices and our projected 2014 fuel consumption, a 10% increase in the average price per gallon would increase our annual aircraft fuel expense, net of our hedge portfolio, by approximately $40.5 million. To manage economic risks associated with the fluctuations of aircraft fuel prices, we periodically enter into FFPs, call options for crude oil and collar contracts for heating oil. As of June 30, 2014, we had entered into fuel derivative contracts and FFPs covering approximately 34% of our forecasted aircraft fuel requirements for the next twelve months, with all of our then existing fuel hedge contracts expected to settle by the end of the second quarter of 2015.

The fair value of our fuel derivative contracts as of December 31, 2012 and 2013 and June 30, 2014 was a net asset of $1.2 million, $2.4 million and $0.6 million. As of June 30, 2014, the fair value of our fuel derivative contracts was a net liability of $1.4 million. We measure our fuel derivative instruments at fair value, which is determined using standard option valuation models that use observable market inputs including contractual terms, market prices, yield curves, fuel price curves and measures of volatility. Changes in the related commodity derivative instrument cash flows may change by more or less than the fair value based on further fluctuations in futures prices. Outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. As of June 30, 2014, we believe the credit exposure related to these fuel forward contracts was minimal and do not expect the counterparties to fail to meet their obligations.

Interest Rates. We are subject to market risk associated with changing interest rates, due to LIBOR-based interest rates on an applicable portion of our aircraft pre-delivery payments loan. A hypothetical 10% change in LIBOR in 2013 and the first six months of 2014 would have had an immaterial effect on total interest expense in 2013 and the first six months of 2014.

Our long-term debt consists of fixed rate notes payable. A hypothetical 10% change in market interest rates as of December 31, 2013 and June 30, 2014 would have no effect on our interest expense but would reduce the fair value of our fixed-rate related-party debt instruments by $15.7 million and $13.5 million.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board, or the FASB, issued an accounting standard update requiring enhanced disclosures about certain financial instruments and derivative instruments that are offset in the statement of financial position or that are subject to enforceable master netting arrangements or similar agreements. In January 2013, the FASB issued an accounting standard update that limited the scope of the previous update issued in December 2011 and its new balance sheet offsetting disclosure requirements to derivatives. The accounting standard updates became effective for us as of January 1, 2013. As a result of the application of the accounting standard updates, we have provided additional disclosure in Note 7—Financial Derivative Instruments and Risk Management.

In July 2012, the FASB issued an accounting standard update intended to simplify how an entity tests indefinite-lived intangible assets other than goodwill for impairment by providing companies with an option to perform a qualitative assessment to determine whether further impairment testing is necessary. This accounting standard update became effective for us as of January 1, 2013, and its adoption did not have any impact on our consolidated financial statements.

In February 2013, the FASB issued an accounting standard update to require reclassification adjustments from other comprehensive income to be presented either in the financial statements or in the notes to the financial statements. This accounting standard became effective for us as of January 1, 2013. As a result of the application of this accounting standard update, we have provided additional disclosures in the consolidated statements of other comprehensive income.

In July 2013, the FASB issued an accounting standard update that provides guidance on the financial statement presentation of unrecognized tax benefits when a NOL carryforward or a tax credit carryforward exists. Under the new standard update, unrecognized tax benefits related to NOLs or tax credit carryforwards are to be presented in the financial statements as a reduction to a deferred tax asset. This accounting standard became effective for us as of January 1, 2014. The adoption of the accounting standard update did not have a material impact on our consolidated financial statements.

In May 2014, the FASB and IASB jointly issued a comprehensive new revenue recognition standard that will replace most existing revenue recognition standards under U.S. GAAP and International Financial Reporting Standards. The new standard will require us to recognize revenue when goods or services are transferred to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. As a result, we will need to use more judgments and estimates to determine when and how revenue is recognized than U.S. GAAP currently requires. The new standard will become effective for us on January 1, 2017. We are currently evaluating the impact of the adoption of the accounting standards on our financial statements.

In June 2014, the FASB issued an accounting standards update that provides guidance on accounting for share-based compensation when the terms of an award provide that a performance target could be achieved after the requisite service period. The standard provides guidance that this performance target should not be included in the estimate of the award’s grant date fair value. The standard requires compensation cost to be recognized over the required service period, if it is probable that the service condition will be achieved. This guidance will be effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2015 and can be applied either prospectively or retrospectively to all awards outstanding as of the beginning of the earliest annual period presented as an adjustment to opening retained earnings. We do not expect this accounting standards update to have a material impact on our consolidated financial statements.

INDUSTRY BACKGROUND

The airline industry in the United States has changed dramatically since 2001. The events of September 11, 2001 and the economic recession in the United States that followed resulted in significant losses for the airline industry. In addition, the cost of jet fuel increased from a low of $0.28 per gallon in the late 1990s to a high of $4.81 per gallon in 2008. Airlines were unable to increase the price of tickets enough to offset this increase in the cost of jet fuel. These conditions led to significant losses within the industry, bankruptcy restructurings and some airline failures. Some airlines that restructured through bankruptcy were able to reduce high labor costs, decrease debt, modify or terminate pension plans and generally reduce their cost structure. This period of restructuring also led to extensive consolidation within the industry. Since 2008, four large mergers have reshaped the domestic landscape: Delta Air Lines combined with Northwest Airlines, United Airlines combined with Continental Airlines, Southwest Airlines acquired AirTran Airways and American Airlines combined with US Airways. Together, these four airlines controlled over 80% of the capacity and traffic within the U.S. domestic airline industry in 2013.

The industry has also demonstrated significant capacity constraint over the past several years. According to the Bureau of Transportation Statistics, or BTS, U.S. annual domestic capacity growth has been 1.1%, 0.3% and 1.5% for 2011, 2012 and 2013. In each of these years, U.S. airlines also had a cumulative passenger load factor of approximately 83%. Carriers were able to increase air fares by better matching capacity with demand. According to the BTS, the average domestic air fare has climbed from $319.85 in the fourth quarter of 2009 to $381.05 in the fourth quarter of 2013. Strong revenue performance from capacity discipline combined with consolidation has led to improved financial performance within the domestic airline industry.

U.S. airlines can broadly be divided into legacy airlines and “low-cost carriers,” or “LCCs.” The legacy airlines, including United Airlines, Delta Air Lines and American Airlines, have traditionally operated a hub-and-spoke system which permits travelers to fly from a given point of origin to more destinations with only one connecting flight and without switching airlines. Hub airports permit airlines to transport passengers between large numbers of destinations more efficiently than by serving each route directly. However, while hub-and-spoke systems result in low marginal costs for each additional passenger, they also result in high fixed costs. The costs incurred by legacy airlines to provide the number of gates, runways and maintenance facilities needed to support a hub-and-spoke operation are higher than those of most LCCs. Aircraft schedules at legacy airlines also tend to be inefficient to meet the requirements of connecting banks of flights in hubs, resulting in lower aircraft utilization and crew productivity. Serving a large number of markets of different sizes typically requires multiple fleet types along with the related complexities and additional costs in crew training and maintenance. Additionally, legacy airlines pay fees to contract with regional airlines that fly short-haul jets and turbo-prop aircraft into the legacy airlines’ hub airports from smaller cities, which tends to increase unit costs due to the higher operating expenses of aircraft operated by regional airlines.

In contrast, the LCC model focuses on operating a more simplified operation, providing point-to-point service in large and medium-sized markets without the high fixed investments required for a hub-and-spoke system. The lower cost structure of LCCs permits them to offer flights to and from many of the same markets as the major airlines at lower prices, though LCCs often serve major markets through secondary, lower-cost airports in the same region. LCCs typically fly direct, point-to-point flights, which enables improved aircraft and crew scheduling efficiency. Many LCCs provide only a single class of service, thereby avoiding the incremental cost of offering premium-class services. Finally, LCCs tend to operate fleets with very few aircraft families in order to maximize the utilization of flight crews across the fleet, to improve aircraft scheduling flexibility and to minimize inventory and aircraft maintenance costs. The major U.S.-based airlines that define themselves as LCCs include Southwest Airlines, JetBlue Airways, Spirit Airlines, Allegiant Travel Company and Frontier Airlines.

We believe that Virgin America represents a new breed of LCC. While we share many of the low cost structure characteristics of other LCCs such as point-to-point service and a single aircraft family fleet, we target primary airports and offer a premium travel experience across three classes of service. This business model enables us to compete effectively with other low-cost carriers, or LCCs, by generating a higher stage-length adjusted revenue per available seat mile. Conversely, while our lower seating configuration and the cost of our premium services contribute to a higher stage-length adjusted cost per available seat mile than that of other LCCs, our underlying cost structure principally stemming from our single fleet type and point-to-point network is competitive within the industry. We believe that we can effectively compete with both legacy airlines and other LCCs in our business and leisure travel markets because of our premium product, brand recognition and competitive cost structure.

BUSINESS

Overview

Virgin America is a premium-branded, low-cost airline based in California that provides scheduled air travel in the continental United States and Mexico. We were incorporated in the state of Delaware in 2004 as Best Air Holdings, Inc., and we changed our name to Virgin America Inc. in November 2005. We operate primarily from our focus cities of Los Angeles and San Francisco to other major business and leisure destinations in North America. We provide a distinctive offering for our passengers, whom we call guests, that is centered around our brand and our premium travel experience, while at the same time maintaining a low-cost structure through our point-to-point network and high utilization of our efficient, single fleet type. Our distinctive business model allows us to offer a product that is attractive to guests who historically favored legacy airlines but at a lower cost than that of legacy airlines. This business model enables us to compete effectively with other low-cost carriers, or LCCs, by generating a higher stage-length adjusted revenue per available seat mile. Conversely, while our lower seating configuration and the cost of our premium services contribute to a higher stage-length adjusted cost per available seat mile than that of other LCCs, our underlying cost structure principally stemming from our single fleet type and point-to-point network is competitive within the industry. As of June 30, 2014, we provided service to 21 airports in the United States and Mexico with a fleet of 53 narrow-body aircraft.

Leveraging the reputation of the Virgin brand, a global brand founded by Sir Richard Branson, we target guests who value the experience associated with the Virgin brand and the high-quality product and service that we offer. Our employees, whom we call teammates, provide a personalized level of service to our guests that is a key component of our product. Other elements of our premium product available fleetwide include power outlets adjacent to every seat, inflight wireless internet access, distinctive on-board mood lighting, leather seats, high-quality food and beverage offerings and our Red® inflight entertainment system, which we believe is industry leading, featuring a nine-inch personal touch-screen interface with a variety of features available on-demand, including live television, movies, seat-to-seat text chat, games, interactive maps and music. We have won numerous awards for our product, including Best Domestic Airline in Travel + Leisure Magazine’s World’s Best Awards for the past seven consecutive years as well as each of Best Domestic Airline in Condé Nast Traveler Magazine’s Readers’ Choice Awards and Best U.S. Business/First Class Airline in Condé Nast Traveler Magazine’s Business Travel Poll for the past six consecutive years.

LCCs in the United States generally operate point-to-point networks with a single fleet type, a single class of service with a relatively high density seating configuration, high degree of outsourced operational services and high aircraft utilization. While we have many of these characteristics, we differentiate ourselves from other LCCs in the United States with additional attributes that business and high-end leisure travelers value. In contrast to most LCCs, we have three classes of service onboard our aircraft. In addition to our Main Cabin economy product, we offer our guests a First Class product and a premium economy class product called Main Cabin Select. We also provide a number of other amenities that are important to frequent travelers, including our Elevate® loyalty program with tiered benefits for our most loyal guests, lounge access in certain airports, including our own Virgin America Loft at Los Angeles International Airport (LAX), interline and codeshare partnerships with other airlines and a wide range of distribution channels and contractual travel discounts for over 250 major corporate customers and travel agents. While these amenities result in a higher cost per available seat mile, or CASM, than we could otherwise achieve with a more traditional LCC model, we believe that these amenities, along with our premium on-board features, enabled us to realize the highest average passenger revenue per available seat mile, or PRASM, in 2013 among U.S. LCCs within most of our markets.

Our disciplined cost control is also core to our strategy, and we maintain the cost simplicity of other LCCs. We operate one of the youngest fleets among U.S. airlines, comprised entirely of fuel-efficient Airbus A320-family aircraft. Our single fleet type allows us to avoid the operational complexities and cost disadvantages of carriers with multiple and older fleet types. In addition, our long-haul, point-to-point network results in high aircraft utilization and efficient scheduling of our aircraft and crews. We believe that our teammates are productive and attentive to our guests, contributing to our cost advantage while maintaining our high-quality travel experience. We also outsource many non-core functions, such as certain ground handling activities, major airframe and engine maintenance and call center functions, leading to efficient, cost-competitive services and flexibility in these areas.

Executing our strategy of providing a premium travel experience within a disciplined, competitive cost structure has led to improved financial results. For 2013, we recorded operating revenues of $1.4 billion, operating income of $80.9 million and net income of $10.1 million. We increased our revenue per available seat mile, or RASM in 2013 by 9.3% compared to 2012, the largest increase of any major U.S. airline. Furthermore, our CASM of 10.98 cents increased by only 0.7% from 2012. On a stage-length adjusted basis, our 2013 CASM was competitive within the industry and below that of legacy airlines. We completed a recapitalization of a majority of our operating lease and debt obligations in May 2013, leading to a $34.7 million decline in aircraft rent expense and a $44.8 million decline in interest expense for 2013 compared to 2012. As a result of our RASM increase and the reduction in rent and interest expense, our financial performance improved from a net loss of $145.4 million in 2012 to net income of $10.1 million in 2013. In the first six months of 2014, we had net income of $14.6 million, compared to a net loss of $37.5 million in the first six months of 2013. Our RASM in the first six months of 2014 increased by 4.6% from the prior year period, while our CASM in the first six months of 2014 increased by only 1.5% from the prior year period.

Our business model relies on attracting guests who value the premium product that we provide. Because we provide a high level of amenities to our guests, it generally requires a longer period of time for us to reach profitability in each new market that we enter than it might require for a traditional LCC that does not provide this higher level of service. However, we believe that in the long term, our business model enables us to have financially successful routes as evidenced by our PRASM premium over other LCCs in our markets and in part by our recent history of operating profitability in 2013 after two years of rapid growth into new markets in 2011 and 2012.

The Virgin America Business Model

We believe our business model, which combines a premium product and guest experience with a competitive cost structure, is distinctive within the domestic airline industry. We seek to achieve higher RASM than that of any other LCC, while maintaining a cost structure lower than that of the legacy airlines and competitive with that of other LCCs.

Our Product

We believe that our service is highly differentiated from that of our competitors. Our cabins have a distinctive appearance through innovative design and use of technology. We employ special mood lighting within our cabins that we designed to create a calming, low-stress environment for our guests. We have installed custom-designed leather seats throughout our cabin that are tailored to provide comfort, especially on our long-haul flights. We were the first airline to offer inflight wireless internet access across our entire fleet, and we also provide electrical power outlets adjacent to every seat. Unlike legacy carriers, which offer certain services on a variety of aircraft types and subcontract some flying to regional airlines, our service, which we believe remains highly differentiated, remains consistent throughout our fleet and on every flight. We believe that it would be significantly more difficult for legacy airlines to achieve our level of product consistency because of their multiple fleet types.

All of our guests have access to our Red inflight entertainment system. The Red system allows each guest to customize his or her inflight experience through a host of entertainment options, including 17 channels of free live television and six pre-recorded channels, on-demand current movies and premium television programs, a free music library with approximately 3,000 MP-3 files from which each guest can create customized playlists, interactive video games and moving map technology that allows guests to track their flights’ progress. A key component of Red is our on-demand food and beverage ordering system. Guests can order and pay for high-quality food or beverage items for themselves or for other guests during the flight through the Red system, and our inflight teammates promptly deliver the order. The Red system also features a seat-to-seat chat function which allows guests to message passengers in other seats or send a drink or menu item to another guest. These features provide a distinctive experience for guests to interact during their flight.

Our teammates are a key element of our product. We have a highly engaged workforce that strives to provide a high degree of service and friendliness to our guests both at the airport and in flight. We heavily emphasize our service standards with our teammates through training and education programs and monetary incentives related to operational performance and guest surveys.

Within the cabin, we offer three levels of service: First Class, Main Cabin Select, which is our premium economy product, and Main Cabin. Some highlights of our service levels include the following:

First Class:

•	Exclusive, eight-seat cabin with a dedicated inflight teammate to provide a high level of attention and service;

•	Custom-designed 165 degree reclining leather seat with massage functions;

•	55 inches of pitch between rows—one of the most spacious First Class configurations in the U.S. domestic market;

•	Complimentary gourmet meals and alcoholic and non-alcoholic beverages with linen table service;

•	Individual Red inflight entertainment system;

•	Unlimited complimentary on-demand movies and premium television programs;

•	Complimentary live television;

•	Two free checked bags; and

•	Priority boarding and priority security access.

Main Cabin Select:

•	38 inches of pitch, providing generous leg room;

•	Individual Red inflight entertainment system at every seatback;

•	Complimentary on-demand movies and premium television programs on our Red inflight entertainment system;

•	Complimentary live television;

•	Complimentary Main Cabin meals, snacks and alcoholic and non-alcoholic beverages;

•	One free checked bag; and

•	Priority boarding and priority security access.

Main Cabin:

•	32 or 33 inches of pitch—one of the most spacious economy configurations in the U.S. domestic market;

•	Individual Red inflight entertainment system at every seatback;

•	Complimentary live television;

•	Power outlets adjacent to every seat;

•	On-demand movies and premium television programs available for purchase;

•	A variety of fresh meals, snacks and alcoholic and premium non-alcoholic beverage offerings available for purchase on demand;

•	Complimentary non-alcoholic beverages; and

•	The ability to purchase reserved seating near the front of the Main Cabin, priority boarding and priority security access with our Express product.

Our Cost Structure

We employ disciplined strategies to maintain a competitive cost structure. Our CASM was 10.98 cents in 2013. On a stage-length adjusted basis, our CASM was competitive within the industry and below that of legacy airlines. Key components of our low cost structure include the following:

•

Operating a modern, fuel-efficient single-aircraft fleet type of Airbus A320-family aircraft, with an average age of approximately five years as of June 30, 2014, resulting in lower maintenance costs and common flight crew training across the entire fleet;

•	High aircraft utilization, which averaged 10.8 hours per aircraft day during 2013;

•	Point-to-point operations, avoiding the complexities and inefficiencies of a hub-and-spoke system;

•	Our productive and engaged workforce;

•	The strategic use of outsourcing for non-core activities, such as certain airport ground handling functions, many maintenance functions and call center activities; and

•	Lean overhead structure in information technology, finance, human resources and planning that is scalable and can be leveraged as we continue to grow.

The productivity of our workforce contributes significantly to our competitive cost structure. Our long-haul network provides a naturally efficient environment for crew scheduling, and we believe that our teammates are highly productive as a result. In 2013, our pilots flew an average of 60 block hours per month. Over the same period, our inflight teammates flew an average of 61 block hours per month. We believe that this high degree of productivity benefits our flight crews by reducing unproductive time.

While we maintain our focus on costs, we have chosen to invest in certain areas of our product that we believe support our high RASM strategy. These areas include:

•

Configuring our First Class and Main Cabin seating capacity with lower density than most airlines. Our Airbus A320 aircraft are configured with 146-149 seats, and our Airbus A319 aircraft are configured with 119 seats.

•

Providing a premium travel experience favored by business travelers, including inflight entertainment options, an enhanced cabin with custom leather seats, inflight wireless internet and power outlets adjacent to every seat.

•	Focusing on serving primary airports that provide convenience for business travelers but that generally have higher costs than alternative, secondary airports.

•	Maintaining a distribution strategy through multiple channels, including global distribution systems, or GDS, and corporate agencies that frequent business travelers value.

This business model enables us to compete effectively with other low-cost carriers, or LCCs, by generating higher stage-length adjusted RASM but at a stage-length adjusted CASM competitive with that of other LCCs and lower than that of legacy airlines.

Our Competitive Strengths

We believe the following strengths allow us to compete successfully in the U.S. airline industry:

Premium Travel Experience. We believe our premium guest experience, attractive amenities, customer-focused teammates and wide array of inflight entertainment options differentiate us from other airlines in the United States. A key component of our product strength is the consistency across our entire fleet. In contrast to airlines with multiple aircraft types, our product offering is identical on every Airbus 320-family aircraft, allowing for the same enhanced travel experience on every flight. We also differentiate ourselves from other

LCCs by providing both First Class and Main Cabin Select products in addition to our Main Cabin economy product. With just eight seats on every aircraft—fewer than most first class cabins offered on competing airlines, our First Class cabin has an exclusive feel with a dedicated attendant providing a personal level of service. Unlike many other airlines, we do not provide complimentary upgrades to First Class, enhancing the exclusivity of this product. In addition to more leg room, which is a standard feature of most premium economy products, we offer additional features within Main Cabin Select, such as complimentary on-demand current-run movies, premium television programs, premium beverages and Main Cabin meals and snacks. We have differentiated our product in all three classes of service as compared to other domestic airlines, leading to a travel experience that can only be found on Virgin America.

World-Class Virgin Brand. We believe that the Virgin brand is widely recognized in the United States and is known for being innovative, stylish, entrepreneurial and hip. We believe that the brand is recognized worldwide from the Virgin Group’s offerings in music, air travel, wireless service and a wide variety of other products. We capitalize on the strength of the Virgin brand to target guests who value an enhanced travel experience and association with the Virgin brand. We believe that the Virgin brand has helped us to establish ourselves as a premium airline in the domestic market in a short period of time. When we enter a new market, awareness of the Virgin brand generates interest from new guests. The power of the Virgin brand provides an opportunity for low-cost public relations events that generate extensive media coverage in new markets and has led to other cooperative marketing relationships for us with major companies. In addition to capitalizing on the Virgin brand strength, we are rapidly establishing Virgin America as a distinct and premium brand for air travel in the United States in its own right. We believe our guests associate the Virgin and Virgin America brands with a distinctive high-quality and high-value travel experience.

Low-Cost, Disciplined Operating Structure. A core component of our business model is our disciplined cost structure. Key components of this low cost structure include our modern, fuel-efficient single-aircraft fleet, our high aircraft utilization, our point-to-point operations, our productive and engaged workforce, our outsourcing of non-core activities and our lean, scalable overhead structure. We are committed to maintaining this disciplined cost structure and believe we will continue to improve our competitive cost position as we grow and further leverage our existing infrastructure. In 2013, the average stage-length adjusted domestic CASM of legacy airlines was 31% higher, and the average stage-length adjusted domestic CASM of LCCs was only 17% lower, than our stage-length adjusted CASM. Our lower seating density and three-class cabin configuration, which is a similar configuration to that of many legacy airlines, is the primary reason that our stage-length adjusted CASM was higher than that of other LCCs in 2013. However, our seating configuration with three classes of service was also a primary contributor to our higher stage-length adjusted PRASM when compared to other LCCs in 2013. For example, Spirit Airlines configures an Airbus A320 aircraft with 178 seats in a single class of service compared to our seating density of 146 seats for the same aircraft. We believe that Spirit Airlines’s 22% higher seating density per aircraft contributed to a lower stage-length adjusted PRASM and lower stage-length adjusted CASM in 2013 when compared to ours.

Established Presence in Los Angeles and San Francisco. We have built our network around the Los Angeles and San Francisco metropolitan areas, the second- and third-largest domestic air travel markets in the United States in 2013. We believe that these two markets, with a combined population of approximately 27 million people and strong economic bases in the technology, media and entertainment industries, serve as an excellent platform for long-term growth. Los Angeles and San Francisco both have large populations of technologically savvy, entrepreneurial and innovative individuals who we believe value our brand and premium guest experience. We have made significant investments in these key markets since 2010, and as of June 30, 2014 we provide service to 18 destinations from Los Angeles and 20 destinations from San Francisco. These destinations include eight of the top ten domestic destinations served from LAX and nine of the top ten domestic destinations served from San Francisco International Airport (SFO), based on passenger volume. This investment provides greater network coverage across North America for travelers from these two focus markets, and we expect that this investment will allow us to continue to grow by leveraging the loyal guest base that we have established in each market.

Our Team and Entrepreneurial Culture. Our teammates and culture are essential elements of our success because they contribute significantly to our premium travel experience. We start by hiring the right teammates through a rigorous process that includes numerous interviews, as well as pre-employment testing for our frontline teammates and our pilots. Key characteristics of Virgin America teammates include a friendly, personable nature, a willingness to think differently, a passionate approach to his or her work and intense pride in Virgin America and our product. We empower our teammates with a high level of authority to resolve guest issues throughout the travel experience, from making flight reservations to interactions at the airport and in flight. We strive to create an environment for our teammates where open communication is both encouraged and expected and where we celebrate our successes together. We believe our positive work environment has contributed to our having one of the highest customer satisfaction rankings in the airline industry.

Our Growth Strategy

Our goal is to generate above-average RASM in each market we serve by providing the leading domestic air travel product through our brand and our premium guest experience, while at the same time maintaining our competitive cost structure through the efficient operations we have established. Key elements of our growth strategy include:

Leverage Our Recent Expansion. We have significantly expanded our fleet size and route network since 2010. We increased our operating fleet from 28 aircraft as of June 30, 2010 to 53 aircraft as of April 30, 2013, and we introduced service to 11 new airports during that period, doubling the number of destinations served. Airline routes tend to become more profitable as they mature because of increased demand as travelers become aware of the service and through repeat business. Our RASM in markets that we entered in 2011 and 2012 increased from 2012 to 2013 by 20.5% as compared to our overall RASM increase of 9.3%. In addition, as we continue to expand our network by increasing the number of markets served from Los Angeles and San Francisco, we expect our network to become more attractive to frequent travelers who prefer to concentrate their travel with one airline, increasing demand for service on our existing routes. We intend to leverage our recent expansion to drive higher RASM.

Expand Our Route Network. We currently serve only 15 of the 50 largest metropolitan areas in the United States and three leisure destinations in Mexico. We believe there are significant opportunities to expand our service from our focus cities of Los Angeles and San Francisco to other large markets throughout the United States, Canada and Mexico. We have firm commitments to take delivery of ten Airbus A320-family aircraft from July 2015 through June 2016, and we expect to continue to grow at a measured, disciplined pace beyond 2016. While we expect most of our expansion in the next several years will focus on the opportunities we have at Los Angeles and San Francisco, we also plan to grow our presence in Dallas, Texas. Through the use of recently acquired slots at New York LaGuardia Airport (LGA) and Ronald Reagan Washington National Airport (DCA), we will add service at Dallas Love Field (DAL) to these markets in October 2014. We will also move our existing service at Dallas/Fort Worth International Airport (DFW) to DAL. DAL is located in a growing, affluent section of the Dallas/Fort Worth metropolitan area and is the closest airport to downtown Dallas. In addition, the airline facilities at DAL are limited by federal law to only 20 gates, providing a structural barrier to entry. We believe this opportunity to provide service at DAL will further diversify our route network and allow us to provide service to LGA and DCA. In addition, we intend to expand our codeshare and interline relationships with other airlines that are complementary to our network, expanding travel destination options for our guests while adding new sources of revenue and more guests.

Maintain Competitive Unit Operating Costs. We are highly focused on maintaining competitive unit operating costs. We expect to realize economies of scale as we continue to grow by leveraging our distribution, marketing and technology costs across our platform and by better utilizing our facilities and ground assets across a larger network. Our fleet is 100% financed by operating leases, of which 26 leases will expire between 2015 and 2022. As our leases expire, we expect to have the opportunity to lower our costs by renewing at lower lease rates or by opportunistically replacing these aircraft with new Airbus A320-family aircraft with lower operation costs sourced in the open market. In addition, we expect our cost structure will continue to benefit from our highly productive and flexible workforce as we grow our fleet and network.

Continue to Grow Our Base of Frequent Travelers. We intend to continue to grow our share of business travelers, a focus that is uncommon among U.S. LCCs, because we believe this population of airline travelers allows us to achieve increased RASM. We target the business community by providing a premium travel service between our focus cities and many of the most important business destinations in North America, as well as key leisure destinations that we believe are important to business travelers when flying for leisure travel. We have already attracted a significant base of frequent business and premium leisure travelers who regularly fly with us and who we believe prefer our premium product attributes. We believe that these types of guests also value a larger route network and frequent flights within markets. As we grow our network from California and expand our interline and codeshare partnerships, we believe we will be well positioned to attract additional business and high-end leisure travelers. We consider guests who book within 14 days of departure as business travelers. Using this as a measure, we believe that approximately 30% of our guests in 2013 were business travelers, representing approximately 40% of our revenue in 2013.

Continue to Enhance Our Product and Guest Experience. We believe our guest experience is unique in the industry and revolves around our teammates’ focus on guest service, extensive entertainment options, compelling passenger comfort features and an association with our brand that would be difficult to replicate. We nevertheless are continually developing new enhancements to our product. For example, in early 2014, we further expanded our First Class food service on selected flights to include enhanced gourmet food offerings and linen service. In the second quarter of 2014, we launched a redesigned version of the Virgin America website, enhancing the ease of use and functionality as well as providing a more customized experience for our guests. In 2015, we plan to upgrade the monitors within our inflight entertainment system to include a “swipe” touch capability, similar to that found on many modern personal electronic devices. This upgrade will include a redesign of the software behind our Red inflight entertainment system, allowing for future software features to what we believe is already an industry-leading system. Additionally, we continually analyze new technologies for longer-term enhancements to our fleet, inflight product and airport experience.

Route Network

We served 21 airports throughout North America as of June 30, 2014. The majority of our routes operate to and from our focus cities of Los Angeles and San Francisco. Our current network is a mix of long-haul, transcontinental service combined with short-haul West coast service and select Mexico leisure destinations. Below is a route map of our network.

We use publicly available data related to existing traffic, fares and capacity in domestic markets to identify growth opportunities. To monitor the profitability of each route, we analyze monthly profitability reports as well as near-term forecasting. We routinely make adjustments to capacity and frequency of flights within our network based on the financial performance of our markets, and we discontinue service in markets where we determine that long-term profitability is not likely to meet our expectations.

Our future network plans include growing from our focus cities of Los Angeles and San Francisco to other major markets in North America. By continuing to add destinations in select markets from Los Angeles and San Francisco, we can leverage our existing base of loyal guests and grow our share of revenue within these focus cities while also expanding our customer base as we gain new guests in these markets. We also plan to add service from DAL to LGA and DCA. We believe this DAL opportunity will further diversify our route network and provide growth into strategic airports that are limited by regulation.

Commercial Partnerships

We have codeshare and interline partnership agreements with a number of other high-quality airlines to support our revenue strategy. Our codeshare relationships provide for cross-selling of seamless connecting itineraries from our partners’ international and domestic flights onto our network and, in some instances, also provide for frequent-flyer reciprocity whereby guests can earn and use reward travel on both airlines. Los Angeles and San Francisco are gateways to the U.S. mainland from Asian and trans-Pacific destinations, as well as Hawaii, and our domestic network from these cities provides a natural extension for our codeshare partners.

We currently have codeshare partnerships with Singapore Airlines, Hawaiian Airlines and Virgin Australia, and we plan to add additional codeshare partners in the future, focusing on Asia/Pacific partnership opportunities. We also have interline agreements with 28 additional airlines. Interline agreements allow guests to create itineraries connecting from one airline to another but are more limited in scope than codeshare agreements. Our commercial partnerships contribute to our RASM growth by adding incremental international and domestic guests and revenue and by providing international network opportunities to our existing guests.

Ancillary Revenue

While some of our product features are included in our base pricing, we have unbundled certain ancillary features that our guests separately value. Major ancillary revenue products include checked baggage fees, ticket change fees and our Express product providing reserved seating near the front of the Main Cabin, priority boarding and security access. Guests also pay a reservation fee if they choose to make their reservation through our call center. Additionally, we market certain products from our partners such as travel insurance on our website. We also promote and sell products in flight to enhance the guest experience, including meals, snacks, alcoholic and premium non-alcoholic beverages, on-demand current-run movies and premium television programs, headphones and sleep kits. In 2013, our average ancillary revenue per passenger was $21.39, and ancillary revenue represented 9.5% of our total revenue. In the six months ended June 30, 2014, our average ancillary revenue per passenger was $24.43 and ancillary revenue represented 11.0% of our total revenue. We believe we can continue to grow ancillary revenue through the addition of optional products that our guests value.

Guest Loyalty Program

We maintain an extensive guest loyalty program called the Elevate® frequent flyer program. Our guests earn points for purchasing travel that are redeemable for travel rewards throughout our network and the networks of our partners. We were the first U.S. airline to adopt a loyalty program based on the value of ticket purchases. The number of points that guests earn is tied directly to the purchase price of the ticket; likewise, guests may redeem Elevate points for any fare within our inventory, without any blackout dates, because our rewards pricing is variable. In 2012, we enhanced the Elevate program by adding tiered status benefits for our most frequent guests. Elevate members with Gold or Silver status enjoy earning bonus Elevate points on purchases, advance access to purchase upgrade options, complimentary upgrades to Main Cabin Select on a space-available basis, free checked bags and priority check-in boarding and security access. At the end of June 2014, we had over 3.2 million Elevate members which represented a 7.8% increase over the end of 2013.

We maintain partnerships with other companies through our Elevate program. Companies purchase Elevate points from us to reward their own customers. We benefit from the direct sale of Elevate points as well as additional loyalty from guests that earn points through these other channels. Our most significant third-party Elevate relationship is our co-branded consumer credit card issued by Alliance Data Services, or ADS, which replaced our prior co-branded card program in early 2014. The new program provides enhanced features to our Elevate members such as point accumulation, free first checked bag and waived change fees, and various discounts for companion travel and inflight purchases. ADS has provided annual guarantees of Elevate points activity significantly greater than our past activity. As a result, we expect this new relationship to result in significant growth in our Elevate program and an increase in revenue for Elevate points sold through this relationship.

Marketing and Distribution

We are focused on direct-to-consumer marketing targeted at our core business and leisure guests. Our principal marketing messages are our association with the Virgin brand, our premium travel experience, innovative product offerings and competitive fares. Consistent with our business model and our brand, we use edgy and fun marketing messages to engage our key demographic. We are early adopters of technology including social networks, generating significant engagement from our advocates on Facebook, Twitter and other social media websites. We consider these channels important for generating awareness around our product and brand as well as creating a positive connection and communication channel with our guests, teammates and other advocates.

Our primary advertising mediums include online search-and-display advertising, targeted direct email marketing, strategically located outdoor advertisements in our key markets, partnerships with sports teams including the San Francisco Giants as well as sponsorships of select events and entertainment venues. We are also able to leverage the Virgin brand to create public relations events and low-cost viral marketing campaigns that generate extensive media coverage.

We sell our product through three primary distribution channels: our website, our outsourced call center and third parties such as travel agents who access us through global distribution systems, or GDS, (e.g., Amadeus, Sabre and Travelport) and select online travel agents, or OTAs (e.g., Orbitz and Travelocity). We use our website as the primary platform for ticket sales, and approximately 60% of our total tickets sold in 2013 were through direct internet bookings using our website. We implemented a redesigned website in June 2014 to increase functionality and ease of use for our guests.

We also have a dedicated sales team that focuses on corporate and travel agent accounts. We have contractual relationships with over 250 major corporate customers and travel agents. We focus on this segment because corporate accounts and agencies booking through a global distribution system generated average fares 65% higher than those generated through other channels in 2013.

Teammates

We believe maintaining a positive relationship with our teammates is a valuable part of our culture. We believe our relationship with our workforce allows us a highly productive working environment that benefits both the company and our teammates.

In addition to evaluating functional skills, we extensively screen recruits to better ensure a strong cultural fit and ability to represent our brand. We also reinforce our culture through our initial corporate orientation program as well as during events and training programs at our headquarters designed to share our strategy with our teammates and keep them engaged and immersed in our culture.

We believe that open and frequent communication with our teammates fosters our culture. To that end, our leadership team actively engages with our teammates through regular onsite visits throughout our operations and through routine written communications. We also collaborate with volunteer teammate committees selected by certain of our major work groups, which provides a forum for teammates to provide feedback to us and to collaborate in developing solutions in a timely manner. We also plan social events for our teammates that celebrate our brand and promote interaction throughout our company. These events include special celebrations around the anniversary date of the commencement of operations, holiday parties and involvement in community events.

We have implemented our own internal social networking and corporate intranet site. Known as VXConnect, our site provides a forum for our teammates to communicate with each other and with our leadership team. Teammates can also post photos, begin discussion threads on topics of interest and post messages directly to each other, features similar to those on other current popular social media websites. We also provide regularly updated content on VXConnect to keep our teammates informed of company news, events and major corporate accomplishments.

At June 30, 2014, our active teammates consisted of 600 pilots, 861 inflight teammates (whom other airlines refer to as flight attendants), 575 guest services teammates, 110 maintenance technicians and 576 management and other personnel. We have a direct working relationship with all of our teammates, other than our inflight teammates, who voted for representation by the Transport Workers Union on August 13, 2014.

Competition

The airline industry is highly competitive. The principal competitive factors in the airline industry are the fare and total price, flight schedules, product and passenger amenities, customer service, number of routes served from a city, fleet type, safety record and reputation, code-sharing relationships and frequent flier programs. Our competitors and potential competitors include traditional legacy airlines, LCCs and “ultra-low-cost carriers,” or “ULCCs.” We typically compete in markets served by traditional legacy airlines and LCCs and, to a lesser extent, ULCCs.

Our principal competitors on domestic routes are Alaska Airlines, American Airlines, Delta Air Lines, JetBlue Airways, Southwest Airlines and United Airlines. Our principal competitive advantages are our premium product and brand, distinctive culture and low cost structure. We believe our business model enables us to compete effectively with other low-cost carriers, or LCCs, by generating higher stage-length adjusted RASM but at a stage-length adjusted CASM competitive within the industry and lower than that of legacy airlines.

The airline industry is particularly susceptible to price discounting because, once a flight is scheduled, airlines incur only nominal incremental costs to provide service to passengers occupying otherwise unsold seats. The expenses of a scheduled aircraft flight do not vary significantly with the number of passengers carried, and as a result, a relatively small change in the number of passengers or in pricing can have a disproportionate effect on an airline’s operating and financial results. Price competition occurs on a market-by-market basis through price discounts, changes in pricing structures, fare matching, target promotions and frequent flier initiatives. Airlines typically use discount fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to maximize RASM. The prevalence of discount fares can be particularly acute when a competitor has excess capacity to sell.

Operational Performance

Operational reliability is paramount to success in the airline industry. We strive to achieve high levels of operational performance through careful planning of our flight schedules, an extensive maintenance reliability program and the use of an operating spare aircraft and spare engines. For both 2012 and 2013, we were the top-ranked airline in the Airline Quality Rating, an annual analysis of airline performance conducted by Wichita State University and Embry-Riddle. The U.S. Department of Transportation, or DOT, publishes statistics regarding measures of customer satisfaction for domestic airlines and can assess civil penalties for failure to comply with certain customer service obligations. Our domestic performance under customer service measures for the years ended December 31, 2012 and 2013 was as follows:

			Six Months Ended June 30,
	2012	2013	2014
On-Time Performance (1)	83.5%	82.1%	82.5%
Completion Factor (2)	99.5%	99.5%	99.1%
Mishandled Baggage (3)	0.87	0.97	1.01

(1)	Percentage of our scheduled flights that were operated by us that were on-time (within 15 minutes).
(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled), derived from DOT cancellation statistics.
(3)	Our incidence of delayed, mishandled or lost baggage per 1,000 passengers.

Fleet

We fly only Airbus A320-family aircraft and operate only CFM engines, which provide us significant operational and cost advantages compared to airlines that operate multiple fleet and engine types. Flight crews are entirely interchangeable across all of our aircraft, and maintenance, spare parts inventories and other operational support are highly simplified relative to more complex fleets. Due to this commonality among Airbus single-aisle aircraft, we retain the benefits of a fleet consisting of a single family of aircraft while still having flexibility to match the capacity and range of the aircraft to the demands of many routes.

We have a fleet of 53 Airbus single-aisle aircraft, consisting of ten Airbus A319s and 43 Airbus A320s. The average age of the fleet was approximately five years at June 30, 2014. Our Airbus A319 aircraft accommodate 119 guests, and our Airbus A320 aircraft accommodate 146-149 guests. All of the existing aircraft are financed under operating leases.

We plan to grow our fleet with additional Airbus A320-family aircraft, and we currently have an order with Airbus for ten Airbus A320 aircraft to be delivered between July 2015 and June 2016 and 30 Airbus A320 new engine option, or A320neo, aircraft to be delivered between 2020 and 2022. We have an option to cancel our Airbus A320neo positions up to two years in advance of delivery in groups of five aircraft, but we could incur a loss of deposits and credits as a cancellation fee. We may elect to supplement these deliveries by additional acquisitions from Airbus or in the open market if demand conditions merit. Twenty-six of our existing operating leases will expire between 2015 and 2022, and we believe there will be an opportunity to extend these leases at a reduced lease rate or to replace them with new or used Airbus A320-family aircraft. Although we expect to grow our fleet as we increase our flights on our existing route network and expand our route network to new markets, we are only committed to grow to 63 aircraft. As a result, our fleet plan provides significant flexibility.

Our Airbus A320 aircraft deliveries in 2015 and 2016 will be equipped with sharklets, a new wingtip device that we believe will create up to 3.0% additional fuel efficiency in our network. In addition to lowering our average fuel cost per flight, the sharklets provide increased range. This will reduce technical stops on our transcontinental flights that occasionally occur during specific weather patterns as well as allow for the possibility of operations to the state of Hawaii. Operating to Hawaii will require additional Federal Aviation Authority, or FAA, certification for extended twin-engine over-water operations, and we are currently evaluating these markets and the additional operational requirements.

Aircraft Fuel

Aircraft fuel is our largest expense representing 37.7% of our total operating costs in 2013. The price and availability of jet fuel are volatile due to global economic and geopolitical factors as well as domestic and local supply factors. We use a third-party fuel management vendor to procure most of our fuel. Our historical fuel consumption and costs were as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2014
Gallons consumed (millions)	129	161	159	79
Total cost (millions)	$418	$538	$507	$247
Average price per gallon	$3.24	$3.32	$3.18	$3.14
Percent of operating expenses	39.2%	39.4%	37.7%	36.5%

Total cost and average price per gallon each include related fuel fees and taxes as well as effective fuel-hedging gains and losses.

We maintain an active hedging program to reduce our exposure to sudden, sharp increases in fuel prices. We enter into a variety of hedging instruments, including options and collar contracts on highly correlated commodities such as heating oil and crude oil. We also use fixed forward price contracts, or FFPs, which allow us to lock in the price of jet fuel for specified quantities and at specified locations in future periods. At June 30, 2014, we had entered into derivative hedging instruments and FFPs for approximately 34% of our then expected 12 month fuel volume.

Maintenance and Repairs

We have an FAA-mandated and approved maintenance program, which is administered by our technical operations department. Our maintenance technicians undergo extensive initial and ongoing training to ensure the safety of our aircraft.

Aircraft maintenance and repair consist of routine and non-routine maintenance, and work performed is divided into three general categories: line maintenance, major maintenance and component service. Line maintenance consists of routine daily and weekly scheduled maintenance checks on our aircraft, including pre-flight, daily, weekly and overnight checks, diagnostics, routine repairs and any unscheduled items on an as-needed basis. Line maintenance events are currently serviced by our mechanics in Los Angeles, San Francisco and New York and are supplemented by contract vendors in other locations. Major airframe maintenance checks consist of a series of more complex tasks that can take from one to four weeks to accomplish and typically are required approximately every 20 months. We outsource our major airframe maintenance to an FAA-certified maintenance provider in the United States. Engine overhauls and engine performance restoration events are quite extensive and can take one to two months. We keep spare engines to maintain continued operations during engine maintenance events. We expect to begin the initial engine maintenance overhauls on our engine fleet approximately eight to ten years after the date of manufacture and introduction into our fleet, with subsequent engine maintenance every four to six years thereafter. We have entered into a long-term flight hour agreement with General Electric for our engine overhaul services. Lufthansa Technik covers our component repair and inventory management services on an hourly basis and also provides all of our aircraft component inventory acquisition, replacement and repairs, thereby eliminating the need to carry expensive spare parts inventory.

Our recent maintenance expenses have been lower than what we expect to incur in the future because of the relatively young age of our aircraft fleet. We expect our maintenance costs to increase as the frequency of repair increases with aircraft age. As our aircraft age, the scheduled scope of work and the frequency of unscheduled maintenance events are likely to increase as with any mature fleet. Our aircraft utilization rate could decrease with the increase in aircraft maintenance. In addition, we account for qualifying major engine maintenance under the deferral method wherein overhaul costs and replacement of engine life limited parts are capitalized and amortized. We expect that the final qualifying major engine maintenance events will be amortized over the remaining lease term rather than until the next estimated major maintenance event, which will result in significantly higher depreciation and amortization expense related to major maintenance in the last few years of the leases as compared to expenses in earlier periods.

Facilities

We lease all of our facilities at each of the airports we serve. Our leases for our terminal passenger service facilities, which include ticket counter and gate space, operations support areas and baggage carousel areas, contain provisions for periodic adjustments of lease rates. We are typically responsible for maintenance, insurance and other facility-related expenses and services under these agreements. We have also entered into use agreements at many of the airports we serve that provide for the non-exclusive use of runways, taxiways and other facilities. Landing fees under these agreements are generally based on the number of landings and weight of the aircraft.

We primarily operate out of recently renovated Terminal Two at SFO under an operating lease extending through June 2021, with occasional use of a gate in the international terminal for incoming flights from Mexico. We have preferential access to seven Terminal Two gates, common use access to one Terminal Two gate and common use access to all 28 international terminal gates. Currently, the FAA has not imposed or proposed to impose take-off and landing restrictions at SFO, and we believe that the facility is capable of handling our planned growth of operations. We cannot assure you that the FAA would not impose take-off and landing restrictions at SFO in the future.

Our second largest operation is at LAX, where we operate out of Terminal Three under an airport lease agreement that provides us with the preferential use of six airport gates and access to additional common-use gates as necessary. Our lease agreement extends through 2019, subject to our completion of certain leasehold improvement projects, including the addition of a new seventh gate with a jet-boarding bridge, the renovation of certain gate areas and ticket counters and the completion of infrastructure improvements such as a new HVAC system. Under our lease agreement, the airport authority reimburses us for these renovations as they are completed. While space is limited at LAX, we believe that our leased gates are capable of handling our expected growth in operations and that the planned facility improvements will enhance our airport guest experience. In addition to our ticket counters and gate areas, we also lease and operate a premium guest lounge in Terminal Three known as the Virgin America Loft. We provide complimentary access to the Virgin America Loft to our First Class guests and generally charge a one-time fee for other guests.

Our principal executive offices and headquarters are located in a leased facility at 555 Airport Boulevard, Burlingame, California 94010, consisting of approximately 85,674 square feet. This lease expires in 2017.

Insurance

We maintain multiple insurance policies customary in the airline industry and as required by the DOT. The policies principally provide liability coverage for public and passenger injury, damage to property, loss of or damage to flight equipment, fire and extended coverage, directors’ and officers’ liability and workers’ compensation and employer’s liability. Consistent with other airlines, we have obtained third-party war risk (terrorism) insurance through a special program administered by the FAA, resulting in lower premiums than if we had obtained this insurance in the commercial insurance market. This FAA program is currently set to expire on September 30, 2014, and we cannot assure you that the U.S. government will renew this program. Should the government discontinue this coverage, obtaining comparable coverage from commercial underwriters could result in substantially higher premiums and more restrictive terms, if it is available at all. Although we currently believe our insurance coverage is adequate, we cannot assure you that the amount of such coverage will not be changed or that we will not be forced to bear substantial losses from any accidents.

Foreign Ownership

Under DOT regulations and federal law, we must be controlled by U.S. citizens. In order to qualify, no more than 24.9% of our voting stock may be voted, directly or indirectly, by persons who are non-U.S. citizens, no more than 49.9% of our outstanding stock may be owned (beneficially or of record) by persons who are not U.S. citizens and our president and at least two-thirds of the members of our board of directors and senior management must be U.S. citizens. We are currently in compliance with these ownership provisions. For a discussion of the procedures we instituted to ensure compliance with these foreign ownership rules, see “Description of Capital Stock—Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering—Limitations on Foreign Owners” elsewhere in this prospectus.

Government Regulation

Aviation Regulation

The DOT and FAA have regulatory authority over air transportation in the United States. The DOT has authority to issue certificates of public convenience and necessity required for airlines to provide domestic air transportation. International routes and international code-sharing arrangements are regulated by the DOT and by the governments of the foreign countries involved. An airline’s ability to operate flights to international destinations is subject to the aviation agreement in place between the United States and the foreign country and the carrier’s ability to obtain necessary authority from the DOT and the applicable foreign government.

The U.S. government has negotiated “open skies” agreements with many countries, which allow unrestricted access between the United States and the foreign markets. Our international flights to Mexico are governed by a bilateral agreement between the United States and Mexico. Changes in U.S. or Mexico aviation policies could result in the alteration or termination of that agreement, diminish the value of our route authorities or otherwise affect our Mexico operations.

The FAA is responsible for regulating and overseeing matters relating to the safety of air carrier flight operations, including the control of navigable air space, the qualification of flight personnel, flight training practices, compliance with FAA airline operating certificate requirements, aircraft certification and maintenance and other matters affecting air safety. The FAA requires each commercial airline to obtain and hold an FAA air carrier certificate. In January 2014, the FAA implemented a rule to amend flight, duty and rest regulations pertaining to pilots. The new rule may reduce our staffing flexibility, and we increased our level of reserve pilots to meet the operational requirements of these rules.

Airport Access

Flights at four major domestic airports are regulated through allocations of “slots” or similar regulatory mechanisms, which limit take-offs and landings at those airports. Each slot represents the authorization to land at or take off from the particular airport during a specified time period.

In the United States, the FAA currently regulates the allocation of slots, slot exemptions, operating authorizations or similar capacity allocation mechanisms at Ronald Reagan Washington National Airport (DCA) in Washington, D.C., Newark Liberty International Airport (EWR) in New Jersey and New York’s LaGuardia Airport (LGA) and John F. Kennedy International Airport (JFK). Our operations at these airports generally require the allocation of slots or analogous regulatory authorizations. We currently have sufficient slots or operating authorizations to operate our existing flights, but there is no assurance that we will be able to do so in the future because, among other reasons, such allocations are subject to changes in governmental policies.

Consumer Protection Regulation

The DOT also has jurisdiction over certain economic issues affecting air transportation and consumer protection matters, including unfair or deceptive practices and unfair methods of competition by air carriers, airline advertising, denied boarding compensation, ticket refunds, baggage liability and disabled passenger transportation. The DOT frequently adopts new consumer protection regulations, such as recent rules to protect passengers addressing tarmac delays and chronically delayed flights, and is reviewing new guidelines to address the disclosure and sale of ancillary services and related fees. The DOT also has authority to review certain joint venture agreements between major carriers and engages in regulation of economic matters such as slot transactions.

Security Regulation

The U.S. Transportation Security Administration and the U.S. Customs and Border Protection, each a division of the U.S. Department of Homeland Security, are responsible for certain civil aviation security matters, including passenger and baggage screening at U.S. airports and international passenger prescreening prior to entry into or departure from the U.S. International flights are subject to customs, border, immigration and similar requirements of equivalent foreign governmental agencies.

Environmental Regulation

We are subject to various federal, state and local laws and regulations and foreign government requirements relating to the protection of the environment and affecting matters such as aircraft engine emissions, aircraft noise emissions and the discharge or disposal of materials and chemicals.

Emissions. The U.S. Environmental Protection Agency, or EPA, is authorized to regulate aircraft emissions, including air carrier operations, which affect the quality of air in the United States. We believe the aircraft in our fleet meet the emission standards issued by the EPA. Concern about climate change and greenhouse gases may result in additional regulation or taxation of aircraft emissions in the United States and abroad. Cap and trade restrictions have also been proposed in the United States. In addition, other legislative or regulatory action, including by the EPA, to regulate greenhouse gas emissions is possible. In particular, the EPA has found that greenhouse gases threaten the public health and welfare, which could result in regulation of greenhouse gas emissions from aircraft. In the event that legislation or regulation is enacted in the United States or in the event similar legislation or regulation is enacted in jurisdictions where we operate or where we may operate in the future, it could result in significant costs for us and the airline industry. In addition to direct costs, such regulation may have a greater effect on the airline industry through increases in fuel costs that could result from fuel suppliers passing on increased costs that they incur under such a system. We seek to minimize the impact of greenhouse gas emissions from our operations by operating with newer, more fuel-efficient aircraft. In addition, we have implemented fuel saving procedures in our flight and ground support operations as part of our efforts to reduce our emissions and minimize our impact on the environment.

Noise. Federal law recognizes the right of airport operators with special noise problems to implement local noise abatement procedures so long as those procedures do not interfere unreasonably with interstate and foreign commerce and the national air transportation system. These restrictions can include limiting nighttime operations, directing specific aircraft operational procedures during take-off and initial climb and limiting the overall number of flights at an airport. While we have had sufficient scheduling flexibility to accommodate local noise restrictions in the past, our operations could be adversely impacted if locally imposed regulations become more restrictive or widespread.

Other Regulations

Airlines are also subject to various other federal, state, local and foreign laws and regulations. For example, the U.S. Department of Justice has jurisdiction over airline competition matters. Labor relations in the airline industry are generally governed by the Railway Labor Act. The privacy and security of passenger and employee data is regulated by various domestic and foreign laws and regulations.

Future Regulations

The U.S. government and foreign governments may consider and adopt new laws, regulations, interpretations and policies regarding a wide variety of matters that could directly or indirectly affect our results of operations. We cannot predict what laws, regulations, interpretations and policies might be considered in the future, nor can we judge what impact, if any, the implementation of any of these proposals or changes might have on our business.

Legal Proceedings

We are subject to litigation claims and to administrative and regulatory proceedings and reviews that may be asserted or maintained from time to time. We currently believe that the ultimate outcome of such lawsuits, proceedings and reviews will not, individually or in the aggregate, have a material adverse effect on our financial position, liquidity or results of operations.

MANAGEMENT

The following table provides information regarding our executive officers and directors as of June 30, 2014:

Name	Age	Position(s)
Executive Officers
C. David Cush	54	President, Chief Executive Officer and Director
E. Frances Fiorillo	61	Senior Vice President, People and In-flight Services
Stephen A. Forte	58	Chief Operating Officer
Peter D. Hunt	44	Senior Vice President, Chief Financial Officer
John A. MacLeod	54	Senior Vice President, Planning and Sales
John J. Varley	58	Senior Vice President, General Counsel and Corporate Secretary

Non-Employee Directors
Donald J. Carty(2)(3)	67	Director and Chairman of the Board
Samuel K. Skinner (1)(3)	76	Director and Vice Chairman of the Board
Cyrus F. Freidheim, Jr. (2)	79	Director
Stephen C. Freidheim (3)	49	Director
Evan M. Lovell (4)	44	Director
Robert A. Nickell (1)(2)(4)	67	Director
John R. Rapaport (4)	32	Director
Stacy J. Smith (1)	51	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Member of the finance committee.

Executive Officers

C. David Cush has served as our President, our Chief Executive Officer and a member of our board of directors, since December 2007. From 2004 to 2007, Mr. Cush served as Senior Vice President of Global Sales at American Airlines, where he was responsible for worldwide sales activity. Prior to that role, Mr. Cush also served in various leadership roles in operations, planning, global alliances, financial planning and international marketing and operations at American Airlines. In addition to his 20 years of experience with American Airlines, Mr. Cush previously served as Chief Operating Officer of Aerolineas Argentinas, the national carrier of Argentina from 1998 to 2000. As our President and Chief Executive Officer for over six years, Mr. Cush brings expertise and knowledge regarding our business and operations to our board of directors. He also brings to our board of directors leadership skills, strategic guidance and operational visions for his prior experience in our industry.

E. Frances Fiorillo has served as our Senior Vice President, People and In-flight Services, since January 2005. Prior to joining us, Ms. Fiorillo held various executive-level leadership roles with Canadian Airlines and with Air Canada’s 2002 low-fare start up, ZIP. In these positions, Ms. Fiorillo had senior-level responsibility in areas of inflight service, human resources, labor and employee relations, wellness, learning and development. Immediately prior to joining Virgin America, Ms. Fiorillo served as the Chief Human Resources Officer for the British Columbia Provincial Health Services Authority.

Stephen A. Forte has served as our Chief Operating Officer and Director of Operations since April 2013. From 2012 to 2013, Mr. Forte was Chief Executive Officer of iJet Onboard, a provider of platform-based aviation software services. From 2007 to 2012, Mr. Forte was Chief Executive Officer of Naverus, Inc., a provider of performance-based navigation software, which was acquired by GE Aviation in 2009. Prior to 2007, Mr. Forte held senior management roles in flight operations at United Airlines, including Senior Vice President of Flight Operations and Director of Operations from 1999 to 2006.

Peter D. Hunt has served as our Senior Vice President, Chief Financial Officer, since July 2011. From 2004 to 2011, Mr. Hunt served as Vice President and Chief Financial Officer of Pinnacle Airlines Corp., which filed for chapter 11 bankruptcy protection in April 2012. From 1996 to 2004, Mr. Hunt served in several finance positions with Continental Airlines, including Managing Director of Corporate Finance. Mr. Hunt began his career in public accounting.

John A. MacLeod has served as our Senior Vice President, Planning and Sales, since August 2012. From 2010 to 2012, Mr. MacLeod served as Vice President of Network Management and Alliances at WestJet, where he was responsible for corporate development, network planning, revenue management and alliances. From 2003 to 2010, Mr. MacLeod held positions at Alaska Air Group, where he was responsible for revenue management, network planning and alliances. Prior to his work with Alaska Air Group, Mr. MacLeod served in several management positions related to network planning, marketing, reservations and alliances at Air New Zealand Group and Canadian Airlines International.

John J. Varley has served as our Senior Vice President, General Counsel and Corporate Secretary, since July 2010. From 1986 to 2008, Mr. Varley served as internal counsel at Delta Air Lines, serving as Vice President, Associate General Counsel and Vice President and Deputy General Counsel from 2004 to 2008.

Non-Employee Directors

Donald J. Carty has served as our Chairman of the Board since 2006. Mr. Carty is currently a private investor. Mr. Carty served as Vice Chairman and Chief Financial Officer of Dell from 2007 until 2008. Mr. Carty previously served as Chairman and Chief Executive Officer, and held a variety of other executive positions, for AMR Corporation and American Airlines. Mr. Carty also previously served as President and Chief Executive Officer of Canadian Pacific Air Lines, known in Canada as CP Air. Mr. Carty is a director of Talisman Energy Inc. and Canadian National Railway Company. Mr. Carty was a member of the boards of directors of Hawaiian Holdings Inc., the sole owner of Hawaiian Airlines, Inc., from July 2004 until February 2007 and again from April 2008 until May 2011, Barrick Gold Corporation, a gold mining company, from February 2006 until December 2013, Dell Inc., a computer technology company, from December 1992 until November 2013 and Gluskin Sheff and Associates, a wealth management firm, from June 2006 until December 2006 and again from April 2008 until May 2011. Mr. Carty brings to our board of directors significant expertise in the airline industry from previous executive leadership positions. In addition, Mr. Carty’s experience as a director of public companies provides the board of directors with valuable insights to assist in achieving our goals.

Samuel K. Skinner has served as our Vice-Chairman of the Board since 2007 and a member of our board of directors since 2004. Mr. Skinner is of counsel to the law firm Greenberg Traurig, LLP, where he has worked since 2004, concentrating on corporate, governmental and regulatory matters. From 2000 to 2003, Mr. Skinner served as Chairman, President and Chief Executive Officer of USF Corporation, a North American shipping company. Mr. Skinner also previously served as President of Commonwealth Edison Company, a utility company, and its holding company, Unicom Corporation (Exelon Corporation). Mr. Skinner previously served as White House Chief of Staff to President George H.W. Bush and served as U.S. Secretary of Transportation from February 1989 to December 1991. Mr. Skinner previously was U.S. Attorney for the Northern District of Illinois from 1975 to 1977, having served in that office for eight years. Mr. Skinner also serves on the boards of directors of CBOE Holdings, Inc., the holding company for the Chicago Board Options Exchange, Express Scripts, Inc., a pharmacy benefit management organization, Navigant Consulting, Inc., a management consulting company, Echo Global Logistics, Inc., a provider of technology-enabled transportation and supply chain management services, and MedAssets, Inc., a healthcare performance improvement company. He has previously served on the boards of Diamond Management and Technology Consultants, a management consulting company, Dade Behring, a manufacturer of medical diagnostics equipment, APAC Customer Services, Inc., a customer care outsourcing company, and Midwest Air Group, the owner of Midwest Airlines, Inc. Mr. Skinner’s experience as a director of public companies and working in government positions provides the board of directors with valuable insights to assist in achieving our goals.

Cyrus F. Freidheim, Jr. has served as a member of our board of directors since 2006. Mr. Freidheim has been a private investor since 2009. From 2006 to 2009, Mr. Freidheim served as the Chief Executive Officer and President of Sun-Times Media Group Inc., a parent company of Sun-Times News Group (formerly Hollinger International Inc.), which filed for chapter 11 bankruptcy protection in March 2009. Previously, Mr. Freidheim served as Chief Executive Officer and President of Chiquita Brands International Inc., a produce company. Mr. Freidheim also previously held various leadership roles with Booz Allen & Hamilton Inc., a management consulting firm, including President of BoozAllen International. Mr. Freidheim brings to our board of directors significant expertise in executive leadership positions and knowledge of our company. Mr. Freidheim is the father of Stephen C. Freidheim, a member of our board of directors.

Stephen C. Freidheim has served as a member of our board of directors since 2006. Mr. Freidheim has served as the Managing Partner and Chief Investment Officer of Cyrus Capital Partners, L.P., a registered investment advisor to private investment funds, since 2005. From 1999 to 2004, Mr. Freidheim was the Senior Managing Member, Chief Investment Officer and Co-Founder of Och-Ziff Freidheim Capital Management, the predecessor of Cyrus Capital Partners. Previously, Mr. Freidheim held leadership roles at Bankers Trust Company, a banking organization, Nomura Securities International, a financial services company, and Kidder, Peabody & Co. Incorporated, a securities firm. Mr. Freidheim brings financial expertise, knowledge of our company and general business experience to our board of directors. Mr. Freidheim is the son of Cyrus F. Freidheim, Jr., a member of our board of directors.

Evan M. Lovell has served as a member of our board of directors since April 2013. Since 2012, Mr. Lovell has been a partner in the Virgin Group and has been responsible for managing the Virgin Group’s portfolio and investments in North America. From 2008 to 2012, Mr. Lovell was the Founding Partner of Virgin Green Fund, a private equity fund investing in the energy and resource sector. From 1998 to 2008, Mr. Lovell served as an investment professional at TPG Capital, where he also served on the board of directors of a number of TPG portfolio companies. Prior to joining TPG, Mr. Lovell served as Director of International Development for Culligan International Inc., a water filtration company, when it was owned by Apollo Global Management, and was Assistant to the Chairman for International Development at Astrum International, the holding company for Samsonite and American Tourister Luggage, Botany 500 Menswear, Culligan, Anvil Knitwear and Pet Specialties. Mr. Lovell brings financial expertise, knowledge of our company and the Virgin brand and general business experience to our board of directors.

Robert A. Nickell has served as a member of our board of directors since 2010. Mr. Nickell has been a private investor since 1995. Prior to his retirement in 1995, Mr. Nickell served as the President, Chief Executive Officer and Chairman of Ed Tucker Distributor, Inc., a wholesale distribution company which Mr. Nickell sold to Lacy Diversified Industries in 1989. Previously, Mr. Nickell was a pilot with Braniff Airlines, reaching the post of captain. Mr. Nickell brings to our board of directors financial expertise, general business experience and aviation experience.

John R. Rapaport has served as a member of our board of directors since 2009. Since 2008, Mr. Rapaport has served in various roles at Cyrus Capital Partners, L.P., and he is currently a partner responsible for certain investments in the airline, industrial, transportation and energy sectors. Previously, Mr. Rapaport was an associate at Sankaty Advisors LLC, a division of Bain Capital LLC, where he covered various sectors including the airline, aerospace and transportation industries. Mr. Rapaport brings to our board of directors financial expertise and knowledge of the airline and transportation industries.

Stacy J. Smith has served as a member of our board of directors since January 2014. Since 1988, Mr. Smith has held various finance, sales and marketing and information technology leadership positions at Intel Corporation, a semiconductor company, where he currently serves as Executive Vice President and Chief Financial Officer. Mr. Smith also serves on the board of directors of Autodesk Inc., a 3-D design, engineering and entertainment software company, and Gevo, Inc., a renewable chemicals and advanced biofuels company. Mr. Smith brings to our board of directors financial expertise and general business experience from executive leadership positions. In addition, Mr. Smith’s experience as a director of public companies provides the board of directors with valuable insights to assist in achieving our goals.

Board Composition

Our board of directors consists of nine members. In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three staggered classes with three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the next annual meeting following election. Our directors are divided among the three classes as follows:

•	The Class I directors are Messrs. Cush, Carty and Smith, and their terms will expire at the annual general meeting of stockholders to be held in 2015;

•	The Class II directors are Mr. Cyrus F. Freidheim, Jr. and Messrs. Skinner and Nickell, and their terms will expire at the annual general meeting of stockholders to be held in 2016; and

•	The Class III directors are Mr. Stephen C. Freidheim and Messrs. Lovell and Rapaport, and their terms will expire at the annual general meeting of stockholders to be held in 2017.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company.

Our board of directors has undertaken a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Mr. Cyrus F. Freidheim, Jr., Mr. Stephen C. Freidheim and Messrs. Carty, Skinner, Nickell, Rapaport and Smith, representing seven of our nine directors, are “independent directors” as defined under the applicable rules and regulations of the SEC and the NASDAQ Global Select Market, or NASDAQ.

Leadership Structure

We have historically separated the roles of Chief Executive Officer and Chairman of the Board in recognition of the differences between the two roles. The Chief Executive Officer is responsible for setting our strategic direction and our day-to-day leadership and performance, while the Chairman of the Board provides guidance to the Chief Executive Officer and sets the agenda for board meetings and presides over meetings of the full board of directors. In addition, our amended and restated bylaws provide that the independent directors may appoint a lead director from among them to perform such duties as may be assigned by our board of directors.

Agreements or Understandings

In connection with the 2014 Recapitalization, we and certain entities affiliated with the Virgin Group intend to enter into amended and restated license agreements related to our use of the Virgin name and brand. These amended and restated license agreements provide for, among other things, the right for certain entities affiliated with the Virgin Group to designate a member of our board of directors. Mr. Evan Lovell, a member of our board of directors since April 2013 and a partner of the Virgin Group, plans to remain on our board of directors following this offering as the Virgin Group’s designee. For more information, see “Certain Relationships and Related Transactions—Virgin License Agreements” elsewhere in this prospectus.

Board Committees

Our board of directors has the following committees: an audit committee, a compensation committee and a finance committee. Our board of directors intends to form a nominating and corporate governance committee upon our becoming a public company. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent auditors’ qualifications, independence and performance; determines the engagement of the independent auditors; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements; approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the company’s engagement team as required by law; reviews our critical accounting policies and estimates; oversees our internal audit function and annually reviews the audit committee charter and the committee’s performance. The current members of our audit committee are Cyrus F. Freidheim, Jr., who is the chair of the committee, Donald J. Carty and Robert A Nickell. Our board of directors has determined that Mr. Carty is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication under the applicable rules and regulations of NASDAQ. The audit committee will operate under a written charter that satisfies the applicable standards of the SEC and NASDAQ. All members of our audit committee will be independent upon the effectiveness of our registration statement of which this prospectus forms a part.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and teammates. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers, evaluates our performance in light of those goals and objectives and recommends to the board of directors which sets the compensation of these officers based on such evaluations. The compensation committee also considers recommendations of our Chief Executive Officer with respect to the compensation of other executive officers. Our Chief Executive Officer evaluates each other executive officer’s overall performance and contributions to us at the end of each fiscal year and reports to the compensation committee his recommendations of the other executive officers’ compensation. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The current members of our compensation committee are Stacy J. Smith, Robert A. Nickell and Samuel K. Skinner, with Mr. Skinner serving as the chair of the committee.

In order for our compensation committee to continue to make recommendations or determinations with respect to executive compensation, such committee must be composed of a majority of independent directors within 90 days from the date our common stock is listed on NASDAQ and entirely of independent directors within one year from the date our common stock is listed on NASDAQ. Our board of directors has affirmatively determined that each of Messrs. Smith, Nickell and Skinner meets the definition of “independent director” for purposes of NASDAQ listing rules and for purposes of Section 162(m) of the Internal Revenue Code.

Nominating and Corporate Governance Committee

Our board of directors intends to form a nominating and corporate governance committee upon our becoming a public company in connection with this offering. The nominating and corporate governance committee will be responsible for making recommendations regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations concerning governance matters. The nominating and corporate governance committee will be comprised of Mr. Stephen C. Freidheim and Messrs. Carty and Skinner, with Mr. Carty serving as the chair of the committee. Potential candidates for nomination to the board of directors will be discussed by the committee. In order for our nominating and corporate governance committee to continue to make selections or recommendations with respect to directors, such committee must be composed of a majority of independent directors within 90 days from the date our common stock is listed on NASDAQ and entirely of independent directors within one year from the date our common stock is listed on NASDAQ. Our board of directors has affirmatively determined that each of Mr. Stephen C. Freidheim and Messrs. Carty and Skinner meets the definition of “independent director” for purposes of the NASDAQ listing rules.

Finance Committee

Our finance committee reviews and recommends matters relating to the financial condition and capital structure of our company, including those related to fuel hedging and investment strategies. The current members of our finance committee are Evan Lovell, Robert Nickell and John Rapaport, with Mr. Nickell serving as the chair of the committee.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Restrictions on Committee Membership by a Virgin Group Director

Pursuant to an agreement reached with the U.S. Department of Transportation, our bylaws contain a provision that prohibits a director appointed by or serving as an officer, director, employee, agent or other representative of Virgin Group Holdings Limited or any of its affiliates (as defined in the Securities Exchange Act of 1934, as amended) from membership on (i) the compensation committee without the prior written approval of the U.S. Department of Transportation; or (ii) the audit, compensation or nominating and corporate governance committee if the director is prohibited from serving as a member of the respective committee due to the applicable committee independence requirements of the NASDAQ Stock Market listing rules.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Ethics and Business Conduct. The Code of Ethics and Business Conduct is applicable to all members of the board of directors, executive officers and teammates, including our Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code of Ethics and Business Conduct will be available under the Investor Relations section on our website at or around the time of this offering. The Code of Ethics and Business Conduct addresses, among other things, issues relating to conflicts of interests, including internal reporting of violations and disclosures, and compliance with applicable laws, rules and regulations. The purpose of the Code of Ethics and Business Conduct is to deter wrongdoing and to promote, among other things, honest and ethical conduct and to ensure to the greatest possible extent that our business is conducted in a legal and ethical manner. We intend to promptly disclose (1) the nature of any amendment to our code of ethics that applies to our directors, executive officers or other principal financial officers and (2) the nature of any waiver, including an implicit waiver, from a provision of our code of ethics that is granted to one of these specified directors, officers or other principal financial officers, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide that we may indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws to be in effect upon the completion of this offering will also provide that we are obligated to indemnify our directors and officers to the fullest extent permitted by Delaware law and advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. In connection with this offering, we will enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements will provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe these limitations of liability provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation, amended and restated bylaws and indemnification agreements may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. Our amended and restated certificate of incorporation will provide that any such lawsuit must be brought in the Court of Chancery of the State of Delaware. The foregoing provisions may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Compensation Arrangements for our Non-Employee Directors

We compensate our non-employee directors for their service on our board of directors but do not pay director fees to our directors who are our employees. Prior to this offering, each non-employee director has been entitled to receive an annual retainer of $60,000 paid in quarterly installments. Since 2013, each non-employee director has been entitled to receive an annual grant of restricted stock units, which vest annually with respect to 30,000 shares of our common stock. In addition, we reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors. Our non-employee directors are not currently entitled to receive any additional fees for their service as a director. The Chairman of the Board, the Vice-Chairman of the Board, the Chair of the Audit Committee and the Chair of the Compensation Committee receive additional annual retainers of $30,000, $15,000, $10,000 and $7,000. The Compensation Committee Chair retainer became effective in 2014. As is common in the airline industry, each non-employee director and immediate family members are entitled to certain positive-space travel privileges on our flights while serving as a director. We believe that providing these benefits is a relatively inexpensive way to enhance the competitiveness of the non-employee director compensation package and is consistent with industry practice. These benefits (except the tax gross-up) are provided for a non-employee director’s lifetime if the director (i) has served for four or more years on our board of directors or (ii) is a member of the board of directors at the completion of this offering. A non-employee director who serves less than four years on the board of directors and is not a member of the board of directors at the completion of this offering is entitled to one year of positive-space travel privileges on our flights for each year of service as a director.

Fiscal 2014 Director Equity Awards

Our board of directors made a supplemental grant of 150,000 restricted stock units, or RSUs, to a new director, Stacy J. Smith, at the time he joined the board in January 2014. One-third of these RSUs vest on each of the first, second and third anniversary of the date Mr. Smith joined our board of directors, subject to his continued service. In addition, in September 2014, our board of directors contingently awarded 150,000 RSUs to each of the four non-employee directors who are not affiliated with our principal shareholders, namely, Messrs. Carty, Nickell, Skinner and Cyrus Freidheim. These awards, which are subject to and effective on the successful completion of this offering, vest in equal installments over the same period as Mr. Smith’s RSU awards, subject to his continued service.

In connection with this offering, our compensation committee plans to review our compensation program for non-employee directors with its independent consultant, Frederic W. Cook & Co., Inc.

Director Compensation Table

The following table sets forth information regarding compensation earned by our non-employee directors during 2013.

Name	Fees Earned or Paid in Cash($)	Stock Awards (5) ($)	Total ($)(6)
David Baxby (1)(2)	$35,000	$19,668	$54,668
Donald J. Carty	90,000	33,717	123,717
Samuel K. Skinner	75,000	33,717	108,717
Cyrus F. Freidheim, Jr.	70,000	33,717	103,717
Stephen C. Freidheim (3)	60,000	33,717	93,717
Evan M. Lovell (4)(2)	40,000	22,478	62,478
Robert A. Nickell	60,000	33,717	93,717
Jonathan Peachey (4)(2)	20,000	11,239	31,239
John R. Rapaport (3)	60,000	33,717	93,717

(1)	Mr. Baxby resigned from our board of directors effective July 25, 2013.
(2)	Fees and stock awards are issued to the Virgin Group. These individuals disclaim beneficial ownership of the shares except to the extent of any pecuniary interest therein.

(3)	Fees and stock awards are issued to Cyrus Capital Partners, L.P. These individuals disclaim beneficial ownership of the shares except to the extent of any pecuniary interest therein.
(4)	Mr. Peachey, a designated member of our board appointed by the Virgin Group, was replaced by Mr. Lovell effective April 30, 2013.
(5)	Represents the grant date fair value of RSUs issued to the director as computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718. The RSUs vested on January 1, 2014. For directors who left during the calendar year, the RSUs vested on the date their service terminated on a pro rata basis. None of our non-employee directors held any stock options as of December 31, 2013.
(6)	No other director received perquisites with a total incremental cost of $10,000 or more.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program and each material element of compensation for the fiscal year ended December 31, 2013 that we provided to our named executive officers, or “NEOs.”

For Fiscal 2013, our NEOs were:

•	C. David Cush, President and Chief Executive Officer;

•	Peter D. Hunt, Senior Vice President and Chief Financial Officer;

•	E. Frances Fiorillo, Senior Vice President, People and In-flight Services;

•	John A. MacLeod, Senior Vice President, Planning and Sales; and

•	John J. Varley, Senior Vice President, General Counsel and Corporate Secretary.

Compensation Philosophy and Objectives

We compete with airlines and many other companies in seeking to attract and retain a highly skilled executive team. The overall goal of our compensation program is to attract and retain a skilled executive team to manage our business functions, maintain our culture and enhance the value of our business. In doing so, we draw upon a pool of talent that is highly sought after by other airlines and companies.

We regard as fundamental that executive officer compensation be structured to provide competitive base salaries and benefits to attract and retain executive officers and to provide incentive compensation to motivate executive officers to attain, and to recognize executive officers for attaining, financial, operational, individual and other goals that are consistent with increasing stockholder value. We also believe that our executive compensation program should include a long-term incentive component that aligns executives’ interests with our stockholders’ interests. The objectives of our long-term incentive awards, including equity-based compensation, are to encourage executives to focus on our long-term growth and to incentivize executives to manage our company from the perspective of stockholders with a meaningful stake in our success.

In determining the form and amount of compensation payable to the NEOs, we are guided by the following principles:

•

Market-based, competitive compensation levels should attract and retain a skilled team. Set compensation at market-based, competitive levels that enable us to hire and retain high-performance teammates throughout the organization.

•

Pay for performance should motivate executive officers to attain financial, operational and other goals consistent with increasing stockholder value. Link a significant portion of the total compensation opportunities of our executive officers to our annual strategic objectives, reflecting our financial, operational, guest service, safety and teammate engagement performance targets, to motivate those officers to attain goals that are consistent with increasing stockholder value.

•

Long-term equity compensation should align executives’ interests with our stockholders’ interests. Provide equity-based compensation opportunities, consistent with the interests of our stockholders, to encourage our executives to focus on our long-term business strategy and growth prospects.

In connection with this offering, we have begun to review and consider potential revisions to our executive compensation program and related policies and practices. However, we are still in the process of determining specific details of certain aspects of our executive compensation program that will take effect following the offering. The compensation committee has retained an independent compensation consultant, Frederic W. Cook & Co. Inc., to review our existing executive compensation program and to assist us in evaluating potential changes to our program following an assessment of the compensation plans used by a peer group of publicly traded commercial airlines and transportation companies. Overall, we anticipate that our executive compensation program following the offering will be based on the same principles and designed to achieve the same objectives as our prior executive compensation program and will allow us to compete for executive talent and align the interests of our executive officers with those of our stockholders.

Determination of Compensation

The compensation committee conducts an annual review of our Chief Executive Officer’s compensation and makes recommendations to our board of directors regarding adjustments, if any, to his compensation, including his base salary and annual incentive compensation. The compensation committee also reviews and considers the recommendations of the Chief Executive Officer with respect to the other NEOs’ compensation, including base salaries and annual incentive compensation, when establishing the other NEOs’ compensation on no less than an annual basis. As part of its review, the compensation committee evaluates our company’s performance each year against the approved operating plan objectives. In addition, the compensation committee meets periodically to discuss compensation-related matters as they arise during the year, including with respect to equity-based awards. Our Chief Executive Officer recuses himself from compensation committee and board of director discussions when his compensation is reviewed.

The compensation committee evaluates our executive compensation policies and practices on an ongoing basis to ensure that they are structured to motivate and recognize individual executives within the context of our desire to attain certain short-term and long-term financial and operational goals. Subjective factors considered in compensation determinations include an executive’s skills and capabilities, contributions as a member of the executive management team, influence on our overall performance and whether the total compensation potential and structure is sufficient to ensure the retention of an executive when considering the compensation potential that may be available elsewhere.

In making compensation determinations, the compensation committee has not undertaken any formal benchmarking or reviewed any formal surveys of compensation for our competitors but has instead relied primarily on its general knowledge of the competitive market for executive talent, including in our industry. In connection with this offering, the committee has engaged an independent compensation consultant, Frederic W. Cook & Co., Inc., to assist the committee with the review of our executive compensation program in connection with our transition to a public reporting company and to develop potential revisions to our executive compensation program consistent with the practices of other comparable publicly traded companies in the airline and transportation sector. That consultant has performed no prior consulting or other services for our company. Following the completion of this offering, we expect that our compensation committee will continue to make recommendations to the board of directors regarding the compensation arrangements for our Chief Executive Officer and for all other NEOs taking into account the information it receives from the independent compensation consultant.

Components of Compensation for 2013

In 2013, the compensation program for our NEOs consisted of four components:

•	base salary;

•	discretionary incentive compensation payments;

•	equity-based incentives; and

•	other benefits.

Following this offering, we expect to continue to build our executive compensation program around each of the above elements because each individual component is beneficial in achieving one or more of the objectives of the program, and we believe that, collectively, they are effective in achieving our overall objectives.

Base Salary

We believe a competitive base salary is essential in attracting and retaining key executive talent, and we provide our NEOs with a base salary to compensate them for services rendered during the fiscal year. The base salary payable to each NEO provides a fixed component of compensation reflecting the executive’s role, qualifications, experience and scope of responsibilities. Base salary amounts also consider, among other factors, the NEO’s potential to take on additional responsibilities, competitive market practices (using the compensation committee members’ general knowledge of the competitive market, based on, among other things, experience with other companies and our industry) and internal parity. In general, the compensation committee reviews potential adjustments to the base salaries of our NEOs on an annual basis.

The base salary of each of our named executive officers was initially established by the compensation committee or the board of directors in connection with the hiring of the officer and reflected arm’s length negotiation as well as the application of general market experience by members of the board of directors or compensation committee. In 2013, the compensation committee recommended, and the board of directors approved, an increase in each NEO’s base salary of 2.0-3.5%, adjustments which were tied generally to the 2-3% cost of living adjustment approved by the compensation committee for teammates generally. The amounts paid to our NEOs as base salaries in 2013 are set forth under the “2013 Summary Compensation Table” below.

Incentive Compensation

We maintain an Incentive Compensation Plan, or “ICP,” in order to recognize the performance of our management team, including our NEOs, in achieving our strategic objectives, including financial and commercial, operational, guest service and safety and team member engagement targets for the year. The compensation committee reviews and recommends the performance goals under the ICP and the target awards for the NEOs, which are reviewed and approved by the board of directors. Cash incentives are discretionary, and the compensation committee recommends and the board of directors approves incentives based on the achievement of performance goals and other factors they deem relevant. Under the ICP, the board of directors has the discretion to award an incentive at a level higher or lower than the incentive amount that otherwise would become payable based on actual achievement of performance goals; the board of directors also has discretion to determine not to award any incentive payment.

The compensation committee has generally used a guideline target opportunity for our NEOs, with Mr. Cush having a target of 100% of base salary and other NEOs having a target of 45% of base salary if 100% of the objectives are met. The determination of the amount of annual incentives paid to our executive officers generally reflects a number of considerations, including achievement of performance goals discussed above, company earnings and a subjective evaluation of the individual contributions of the executive officer during the relevant period. In addition to reviewing the specific performance objectives for the individual categories listed in the table below, and then compiling a summary percentage determination of performance against objectives, the board of directors may make further adjustments to the incentive payment made based on the achievement of targeted versus actual pre-tax earnings. Under this adjustment, a pre-tax loss may result in no ICP award, and the achievement of 0-25%, 26-50%, 51-75%, 76-100% and more than 100% of targeted pre-tax earnings may result in an adjustment of the ICP amount to 25%, 50%, 75%, 100% and up to 150%, of the resulting award in the discretion of the board of directors.

The compensation committee recommended, and the board of directors established, performance targets for Fiscal 2013 as follows:

Measure	Performance Measure Objectives	Weight
Financial & Commercial Performance	EBITDA PRASM CASM ex-fuel	60%

Operational Performance	On-Time Performance Completion Factor	15%

Guest Service	Baggage Performance Net Promoter Score	15%

Safety and Team Member Engagement	Teammate Engagement Aircraft Ground Damage	10%

The specific targets set by our compensation committee and board of directors for our financial and commercial objectives for 2013 were EBITDA of $94.6 million, ticketed PRASM equivalent to 97% of industry PRASM in mature markets where we had been operating for at least 12 months and CASM ex-fuel of 6.88 cents. None of the individual components under the operational performance, guest service or safety and team member engagement objectives have a material impact on the total amount payable to our NEOs. Nonetheless, the goals for each of these individual components were established by the compensation committee and the board of directors in a manner that each believed would require substantial effort to achieve and would not be achieved with average or below-average performance by our NEOs.

In February 2014, our compensation committee determined that, overall, the performance objectives under the ICP for 2013 had been attained at 87.5% of target with all three financial and commercial performance objectives met (a score of 60%), one of two operational performance objectives met (a score of 7.5%), both guest service objectives met (a score of 15%) and one of two safety and team member engagement objectives met (a score of 5%). Specifically, financial and commercial objectives were achieved as follows: EBITDA of $94.8 million, PRASM of 98% of industry average for mature routes where flights had been operated for at least 12 months and CASM ex-fuel of 6.83 cents. With respect to the operational performance measures, a flight completion factor target of 99.4% was exceeded, but domestic and international on-time performance of 83.5% was below a stated goal of 84%. Both guest service objectives were met with a guest net promoter score above 67% and a mishandled baggage score of less than 1.65 bags per 1,000 guests. Finally, with respect to the safety and teammate engagement measures, aircraft ground damage was below a stated objective of not more than 2.2 damage events per 10,000 flight departures, but a teammate engagement score of 63% did not meet a stated objective of 67%.

In determining payments under the ICP, our compensation committee determined to pay each NEO based on corporate achievement, other than Mr. MacLeod, who received an award based on 95% achievement, reflecting a requirement in his employment offer letter that he receive an incentive award at 100% achievement during his first year of employment, pro-rated to apply partially in 2012 and 2013.

The actual amounts paid to our NEOs under the 2013 ICP are set forth under the “2013 Summary Compensation Table” below.

Equity-Based Incentives

We use stock-based awards in our executive compensation program in order to align the interests of our NEOs with those of our stockholders. We believe our long-term performance is enhanced through an equity ownership culture by our executive officers since it encourages a focus on the long-term performance of our company.

We use equity grants in connection with initial employment offers to newly hired NEOs in order to attract prospective candidates to join our company and to promote the success of our business. We provided equity awards to the NEOs at the time of hire in the form of options to purchase shares of our common stock or restricted stock units, or RSUs. We believe that such equity awards provide an effective performance incentive because executive officers obtain increasing value from their options and RSUs if our stock price increases (which would benefit all stockholders) and they remain employed with us beyond the date that their options or RSUs vest.

Fiscal 2013 Awards

Prior to this offering, we sought to align the interest of our NEOs with long-term stockholder value creation primarily through a one-time grant of equity awards determined in arm’s length negotiations at the time of their initial employment with us. In 2013, our NEOs experienced substantial value reduction with respect to their initial hire equity awards as a result of a recapitalization that we refer to in this prospectus as the “2013 Recapitalization.” As a result, the board of directors in the fiscal year ended December 31, 2013 made additional equity grants to the NEOs to partially offset this effect of the 2013 Recapitalization.

The board of directors made the following equity awards to our NEOs with the intent to mitigate the impact of the 2013 Recapitalization on their prior equity grants:

•

In May 2013, the board of directors awarded Messrs. Hunt, MacLeod and Varley and Ms. Fiorillo (i) a grant of stock options having an exercise price per share equal to their initial hire stock option awards and (ii) a grant of RSUs which only vest in the event the price per share of our common stock equals or exceeds $4.00. Specifically, for Mr. Hunt, the award consisted of an option to purchase 500,000 shares with an exercise price per share of $2.19 and an award of 234,750 RSUs; for Mr. MacLeod, the award consisted of an option to purchase 465,000 shares with an exercise price per share of $2.49 and an award of 179,500 RSUs; for Ms. Fiorillo, the award consisted of an option to purchase 370,000 shares with an exercise price per share of $1.72 and an award of 170,000 RSUs; and for Mr. Varley, the award consisted of an option to purchase 325,000 shares with an exercise price per share of $1.72 and an award of 223,000 RSUs. In addition, for each of these NEOs, the board of directors reduced the price per share of our common stock required for the vesting of certain outstanding stock option awards from $5.00 to $3.50.

•

An additional equity award was also made to Mr. Cush in 2013 to preserve the value of his prior equity award and to mitigate the impact of the 2013 Recapitalization. Specifically, in July 2013, the board of directors granted Mr. Cush (i) 250,000 RSUs that vest in the event the price per share of our common stock equals or exceeds $4.00 and (ii) 250,000 RSUs that vest in the event the price per share of our common stock equals or exceeds $5.00. In addition, at the time of the 2013 Recapitalization Mr. Cush held 1,582,096 RSUs granted in 2010 that vest in the event the price per share of our common stock equals or exceeds $5.00. The board of directors reduced the common stock price per share condition to $2.50 with respect to 75% of these RSUs and to $3.50 with respect to the remaining 25% of these RSUs.

•

In addition, in July 2013, the board of directors decided to make an additional equity award to Mr. Cush for retention purposes that would vest over a three-year period following the date of an initial public offering and would be subject to the achievement of certain performance results. Specifically, the board of directors made an RSU award to Mr. Cush with one-third of the RSUs vesting on the first, second and third anniversary of an initial public offering, provided that the price per share of our common stock exceeds and has exceeded a certain stock price trigger on a daily moving-average basis for the preceding six months as follows: (i) 350,000 RSUs with a $2.50 stock price trigger; (ii) 500,000 RSUs with a $3.50 stock price trigger; (iii) 700,000 RSUs with a $4.00 stock price trigger; and (iv) 700,000 RSUs with a $5.00 stock price trigger.

Additional details of these awards are contained in the table entitled “Grants of Plan-Based Awards in 2013.”

Fiscal 2014 Equity Awards

In September 2014, our board of directors granted each of our NEOs a stock payment award and an award of restricted stock units, or RSUs, under the 2014 Equity Incentive Award Plan subject to, and effective upon, the completion of this offering:

•

In order to incentivize our NEOs to successfully complete this offering and to offset some of the impact of the dilution caused by the conversion of certain convertible notes in connection with this offering, the board of directors granted the following awards of fully vested shares of our common stock: Mr. Cush, 761,148 shares; Mr. Hunt, 99,266 shares; Mr. MacLeod, 75,903 shares; Ms. Fiorillo, 71,886 shares; and Mr. Varley, 94,298 shares. Shares subject to these awards will be withheld to cover tax withholding obligations.

•

In addition, in order to assist in retaining our NEOs, the board of directors granted the following RSU awards to the NEOs with one-third of the RSUs vesting on the first, second and third anniversary of this offering: Mr. Hunt, 125,000 RSUs; Mr. MacLeod, 75,000 RSUs; Ms. Fiorillo, 110,000 RSUs; and Mr. Varley, 110,000 RSUs.

In connection with this offering, our compensation committee plans to review the structure of our equity-based recognition program with its independent consultant, Frederic W. Cook & Co., Inc., to evaluate the effectiveness of the current equity compensation program and to consider potential revisions based on the practices of other comparable public companies in the airline and transportation sector.

Benefits

The NEOs receive the same health, welfare and other benefits provided to all of our teammates:

•	medical, dental and vision insurance;

•	life insurance, accidental death and dismemberment and business travel and accident insurance;

•	health and dependent care flexible spending accounts;

•	short- and long-term disability; and

•	401(k) plan and matching contributions.

Perquisites

As is common in the airline industry, each NEO, and his or her spouse or domestic partner, immediate family members and, in certain circumstances, other designees, are entitled to certain travel privileges on our flights, some of which may be on a positive-space basis. Similar travel benefits are afforded to all of our teammates on a more limited basis. The value of such positive-space leisure flight benefits for the executives is reported as taxable income. An officer who retires with a minimum of five years of service and an eligibility number equal to 65 or greater, obtained by the sum of the officer’s age plus years of service, may continue to receive complimentary flight benefits for the officer, the officer’s spouse, domestic partner or designated companion and dependent children. We reimburse the retired officer for associated income taxes on the complimentary travel with an imputed tax value up to $10,000 per year.

We believe that providing these benefits is a relatively inexpensive way to enhance the competitiveness of each NEO’s compensation package and is consistent with industry practice. Additionally, we fund matching 401(k) contributions and provide enhanced, company-paid life insurance for our NEOs at three times their annual salaries, capped at $750,000. Finally, certain NEOs also receive housing, travel and tax-related stipends. We do not provide any other significant perquisites or personal benefits to our NEOs. The perquisites received by NEOs represent a small part of the overall compensation for these executives and are offered to provide competitive compensation arrangements. See the 2013 Summary Compensation Table and the related footnotes for information regarding benefits received by the NEOs in 2013.

Stock Ownership Guidelines

We have not implemented stock ownership guidelines for our NEOs given the limited market for our securities. The board of directors intends to implement stock ownership guidelines following the completion of this offering.

Tax and Accounting Considerations

While our board of directors and our compensation committee generally consider the financial accounting and tax implications of their executive compensation decisions, neither element has been a material consideration in the compensation awarded to our NEOs historically. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for our Chief Executive Officer and each of the other NEOs (other than our Chief Financial Officer), unless compensation is performance-based. As we are not currently publicly traded, our compensation committee and our board of directors have not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. Our compensation committee and our board of directors expect to consider the potential effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our NEOs following the completion of this offering.

2013 Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our NEOs during the past fiscal year.

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (3)	Total ($)
C. David Cush
President & CEO	2013	$657,500	—	$ —	$581,875	$14,820	$1,254,195

Peter D. Hunt
SVP & CFO	2013	398,846	—	267,500	157,106	13,726	837,178

John A. MacLeod
SVP—Planning & Sales	2013	306,539	—	247,305	131,461	77,695	763,000

E. Frances Fiorillo
SVP—People & In-flight Services	2013	331,539	—	202,335	130,594	80,167	744,635

John J. Varley
SVP & General Counsel	2013	331,538	—	187,350	130,594	16,620	666,103

(1)	In accordance with SEC rules, this column reflects the grant date fair value of RSUs calculated in accordance with ASC Topic 718 for stock-based compensation transactions. Generally, our RSUs are subject to time-based, liquidity-event-based and market-based vesting components with stock price triggers as described in detail in “—Grants of Plan-Based Awards Table” below. No amounts have been included for purposes of this table as the vesting conditions for 2013 awards have not yet been met. Assuming that all of the vesting conditions to the awards were met, based on a value of the common stock of $1.12 per share as of the date of grant, the value of 2013 awards as of the grant date would be $3,090,725 for Mr. Cush, $263,836 for Mr. Hunt, $250,630 for Mr. Varley, $191,063 for Ms. Fiorillo and $201,740 for Mr. MacLeod. For a discussion of the valuation of the common stock as of the grant date of the RSUs, see Note 11 to our consolidated financial statements included elsewhere in this prospectus. For a description of the vesting conditions, see “Outstanding Equity Awards at December 31, 2013.”
(2)

In accordance with SEC rules, this column represents the grant date fair value of stock options granted in 2013, calculated in accordance with ASC Topic 718 for stock-based compensation transactions and assuming 100% probability for the achievement of performance and market conditions and incremental value allocated to our NEOs under ASC Topic 718 for the 2013 modification. For additional information on the valuation assumptions, see Note 11 to our consolidated financial statements included elsewhere in this prospectus. For a description of the vesting conditions, see “Outstanding Equity Awards at December 31, 2013.”
(3)	The amounts reported in the “All Other Compensation” column are described in more detail in the following table. The amounts reported for perquisites and other benefits represent the actual costs incurred by us in providing these benefits to the indicated NEO.

Name and Principal Position	Company contribution to 401(k) defined contribution plan	401(k) Equivalent	Housing Allowance/ Reimbursement		Travel		Tax Equalization	Tax Prep Fees Reimbursed		Company Paid Life and Other	All Other Compensation Total (1)
C. David Cush
CEO	$12,750	$—	$—		$—		$—	$—		$2,070	$14,820

Peter D. Hunt
SVP & CFO	12,750	—	—		—		—	—		976	13,726

John A. MacLeod
SVP Planning, Sales, Revenue Management	12,750	—	62,470	(2)	329		—	—		2,146	77,695

E. Frances Fiorillo
SVP People and InFlight Service	—	12,750	—		26,157	(3)	26,606	13,958	(4)	696	80,167

John J. Varley
SVP, General Counsel	12,750	—	—		—		—	—		3,870	16,620

(1)	Messrs. Cush, Hunt and Varley did not receive travel benefits or other perquisites and benefits in excess of $10,000.
(2)	In connection with Mr. McLeod’s joining us as our Senior Vice President, Planning and Sales, we paid a monthly housing allowance in 2013. The amount above includes a tax gross-up of $19,970.
(3)	Includes tax gross-up of $8,792.
(4)	Includes tax gross-up of $4,739.

Grants of Plan-Based Awards in 2013

The following table sets forth certain information with respect to grants of non-plan and plan-based awards to our NEOs for 2013. The equity awards granted during the year ended December 31, 2013 identified in the table below are also reported in “Outstanding Equity Awards at December 31, 2013.” For additional information regarding incentive plan awards, refer to “Executive Compensation—Equity-Based Incentives.”

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			Exercise Price or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($) (3)
Name		Threshold($)	Target ($)	Maximum ($)	Threshold(#)	Target (#)	Maximum (#)
C. David Cush		—	$657,500	$1,315,000	—	—			$—
President & CEO	7/8/2013	—			350,000	850,000	2,250,000		2,528,775
	7/8/2013	—			—	—	500,000		561,950

Peter D. Hunt		—	179,481	358,962	—	—
SVP & CFO	5/13/2013	—			—	500,000	500,000	$2.19	243,000
	5/13/2013	—			—	—	234,750		263,836
	5/13/2013	—			—	—	—		24,500	(4)

John A. MacLeod		—	137,942	275,884	—	—
SVP—Planning & Sales	5/13/2013	—			—	465,000	465,000	2.49	225,990
	5/13/2013	—			—	—	179,500		201,740
	5/13/2013	—			—	—	—		21,315	(4)

E. Frances Fiorillo		—	149,192	298,384	—	—
SVP—People & In-flight Service	5/13/2013	—			—	370,000	370,000	1.72	179,820
	5/13/2013	—			—	—	170,000		191,063
	5/13/2013	—			—	—	—		22,515	(4)

John J. Varley		—	149,192	298,384	—	—
SVP & General Counsel	5/13/2013	—			—	325,000	325,000	1.72	157,950
	5/13/2013	—			—	—	223,000		250,630
	5/13/2013	—			—	—	—		29,400	(4)

(1)	Constitutes target and, with respect to Mr. Cush, maximum amounts payable under the ICP for 2013. The ICP does not include a threshold or, other than with respect to Mr. Cush, maximum amount payable to NEOs.
(2)	Constitutes the threshold, target and maximum number of RSUs or options, as applicable, that would vest or become exercisable upon the attainment of corresponding performance objectives. See the “Outstanding Equity Awards at December 31, 2013” table below for specific vesting schedules.
(3)	This amount represents the grant date fair value of RSUs and Options calculated in accordance with ASC Topic 718 for stock-based compensation, assuming attainment of performance and market criteria at 100%. For additional information on the valuation assumptions, see the Note 11 to our consolidated financial statements included elsewhere in this prospectus and incremental value allocated to our NEOs under ASC Topic 718 for the 2013 modification.
(4)	This amount represents the incremental value allocated to our NEOs under ASC Topic 718 for the 2013 modification of previous years’ stock option grants.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards

Offer Letters

We have entered into standard offer letters with each of our NEOs, which provide for a base salary, target annual incentive compensation and standard benefits. Other than the severance benefits described below under “Potential Payments upon Termination or Change in Control,” there are no executory obligations of the company under these offer letters.

Outstanding Equity Awards at December 31, 2013

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2013.

	Option Awards								Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
C. David Cush	1/12/2010	—	—		—		$—	—	1,582,096	(1)	$1,778,118
	7/8/2013	—	—		—		—	—	500,000	(2)	561,950
	7/8/2013	—	—		—		—	—	2,250,000	(3)	2,528,775

Peter D. Hunt	7/20/2011	40,000	40,000	(4)	—		2.20	7/20/2021	—		—
	7/20/2011	—	—		200,000	(5)	2.20	7/20/2021	—		—
	5/13/2013	—	—		500,000	(6)	2.19	5/13/2023	—		—
	5/13/2013	—	—		—		—	—	234,750	(7)	263,836

John A. MacLeod	8/13/2012	30,000	30,000	(8)	—		2.49	8/13/2022	—		—
	8/13/2012	—	—		145,000	(9)	2.49	8/13/2022	—		—
	5/13/2013	—	—		465,000	(6)	2.49	5/13/2023	—		—
	5/13/2013	—	—		—		—	—	179,500	(7)	201,740

E. Frances Fiorillo	10/12/2006	63,227	—		—		1.72	10/12/2016	—		—
	1/12/2010	—	—		153,164	(10)	1.72	1/12/2020	—		—
	5/13/2013	—	—		370,000	(6)	1.72	5/13/2023	—		—
	5/13/2013	—	—		—		—	—	170,000	(7)	191,063

John J. Varley	7/6/2010	80,000	—		—		1.72	7/6/2020	—		—
	7/6/2010	—	—		200,000	(10)	1.72	7/6/2020	—		—
	5/13/2013	—	—		325,000	(6)	1.72	5/13/2023	—		—
	5/13/2013	—	—		—		—	—	223,000	(7)	250,630

(1)	Subject to continued service with us through each vesting date, the 1,582,096 shares subject to this RSU award will vest monthly over two years, provided that no vesting shall occur until the earlier of (i) six months after the occurrence of an initial public offering of our common stock for an amount equal to or greater than (a) $2.50 per share with respect to 1,186,572 shares or (b) $3.50 per share with respect to 395,524 shares (or if earlier, March 15 of the calendar year following the year in which such initial public offering was declared effective) or (ii) the date on which the price of our common stock exceeds and has exceeded (a) $2.50 per share with respect to 1,186,572 shares or $3.50 per share with respect to 395,524 shares on a daily moving-average basis for preceding six months. Notwithstanding the foregoing, in the event of a change in control and the NEO’s termination without cause or resignation for good reason, 100% of the shares subject to this award will immediately vest.
(2)

Subject to continued service with us through each vesting date, (a) 250,000 shares subject to this RSU award will vest upon the earlier of (i) the date that is six months after an initial public offering of our common stock for an amount equal to or greater than $4.00 per share or (ii) the date on which the price of our common stock exceeds $4.00 per share on a daily moving-average basis for preceding six months, and (b) 250,000 shares subject to this RSU award will vest upon the earlier of (i) the date that is six months after an initial public offering of our common stock for an amount equal to or greater than $5.00 per share or (ii) the date on which the price of our common stock exceeds $5.00 per share on a daily moving-average basis for preceding six months. Notwithstanding the foregoing, in the event of a change in control and the NEO’s termination without cause or resignation for good reason, 100% of the shares subject to this RSU award will immediately vest.
(3)	One-third of the total number of shares subject to this RSU award will vest on each date that is 12 months, 24 months and 36 months after the occurrence of an initial public offering, subject to continued service with us through each vesting date, provided that our stock price exceeds and has exceeded a certain stock price trigger on a daily moving-average basis for the preceding six months defined as follows:

350,000 of the total number of shares subject to this RSU award have a $2.50 stock price trigger;

500,000 of the total number of shares subject to this RSU award have a $3.50 stock price trigger;

700,000 of the total number of shares subject to this RSU award have a $4.00 stock price trigger; and

700,000 of the total number of shares subject to this RSU award have a $5.00 stock price trigger.

Notwithstanding the foregoing, in the event of a change in control and the NEO’s termination without cause or resignation for good reason, 100% of the shares subject to this RSU award will immediately vest.

(4)	20,000 shares subject to this option vested on July 11, 2014, and the remaining 20,000 shares subject to this option will vest on July 11, 2015, subject to continued service with us through the vesting date.
(5)	One-third of the shares subject to this option vest on each anniversary of July 11, 2011, subject to continued service with us through each vesting date. The vested shares subject to the option become exercisable on (i) the date of an initial public offering of our common stock for an amount equal to or greater than $3.50 per share or (ii) following an initial public offering, the date on which the closing trading price and the six-month moving-average price of our common stock is equal to or greater than $3.50 per share. Notwithstanding the foregoing, 100% of the shares subject to the option will become vested and exercisable upon a change in control resulting in proceeds to our common stockholders of not less than $3.50 per share.
(6)	All of the shares subject to this option vest on the earlier of April 1, 2015 or the completion of an initial public offering of our common stock, subject to continued service with us through the vesting date. The vested shares subject to the option become exercisable on the earlier of (i) the date of an initial public offering of our common stock for an amount equal to or greater than $3.50 per share or (ii) following an initial public offering, the date on which the closing trading price and the six-month moving-average price of our common stock is equal to or greater than $3.50 per share. Notwithstanding the foregoing, 100% of the shares subject to this option will become vested and exercisable upon a change in control resulting in proceeds to our common stockholders of not less than $3.50 per share.
(7)	Subject to continued service with us through each vesting date, the total number of shares subject to this RSU award will vest upon the earlier of (i) a change in control resulting in proceeds to common stockholders of at least $4.00 per share or (ii) the later of April 1, 2015 or the date the 90-day moving-average price of our common stock exceeds $4.00 per share following the expiration of any underwriters’ lock-up period.
(8)	15,000 of the shares subject to this option vested immediately on August 13, 2012. The remaining shares vest in annual installments of 25% of the total number of shares subject to the option on each vesting date, subject to continued service with us through each vesting date.
(9)	One-third of the shares subject to this option vest on each anniversary of August 13, 2012, subject to continued service with us through each vesting date. The vested shares subject to the option become exercisable on (i) the date of an initial public offering of our common stock for an amount equal to or greater than $3.50 per share or (ii) following an initial public offering, the date on which the closing trading price and the six-month moving-average price of our common stock is equal to or greater than $3.50 per share. Notwithstanding the foregoing, 100% of the shares subject to this option will become vested and exercisable upon a change in control resulting in proceeds to our common stockholders of not less than $3.50 per share.
(10)	The shares subject to this option are fully vested. The vested shares subject to the option become exercisable on the earlier of (i) the date of an initial public offering of our common stock for an amount equal to or greater than $3.50 per share or (ii) following the initial public offering, the date on which the closing trading price and the six-month moving-average price of our common stock is equal to or greater than $3.50 per share following an initial public offering.

Option Exercises and Stock Vested in 2013

None of our NEOs exercised stock options or had any restricted stock or RSUs vest in the fiscal year ended December 31, 2013.

Pension Benefits

None of our NEOs participates in or has account balances in defined benefit plans sponsored or maintained by us, as we have no such plans.

Nonqualified Deferred Compensation

None of our NEOs participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans sponsored or maintained by us, as we have no such plans.

Potential Payments upon Termination or Change in Control

The table below quantifies certain compensation and benefits that would have become payable to each of our NEOs if his or her employment had terminated on December 31, 2013, as a result of each of the termination scenarios described below, taking into account the NEO’s compensation as of that date.

Under the offer letter entered into with Mr. Cush in connection with the commencement of his employment, if we terminate Mr. Cush for other than “cause” or if he resigns for “good reason” (as each such term is defined in Mr. Cush’s offer letter), Mr. Cush is entitled to a cash payment equal to 24 months’ base salary and the accelerated vesting of certain RSUs held by Mr. Cush.

Under the offer letter entered into with Mr. Varley in connection with the commencement of his employment, if we terminate Mr. Varley for other than “cause” or if he resigns for “good reason,” in each case, within 12 months prior to or following a “change in control” (as each such term is defined in Mr. Varley’s offer letter), Mr. Varley is entitled to a cash payment equal to 12 months’ base salary.

Under the offer letter entered into with Ms. Fiorillo, if we terminate Ms. Fiorillo’s employment for other than “cause” (as defined in the offer letter), Ms. Fiorillo is entitled to receive a payment equal to six months’ base salary. In addition, based on her age and years of service to us, Ms. Fiorillo would also qualify for a retired officer travel benefit which provides leisure travel flight benefits on Virgin America during her retirement equivalent to those available to her as an officer.

Under the 2005 Stock Plan, if a participant’s employment is terminated without “cause” or “constructively terminated” within one year following a “change in control event” (as each such term is defined in the 2005 Stock Plan), then 50% of the shares subject to options held by the participant become vested and exercisable immediately. In addition, the vesting of certain performance-based options and RSUs accelerates in the event of certain changes in control as more specifically described in the footnotes to the “Outstanding Equity Awards at December 31, 2013” table above.

Name of Executive Officer	Termination Scenario	Severance ($)	Value of Unvested Restricted Stock Unit Awards ($) (4)	Value of Unvested Stock Option Awards (5)	Life Insurance Proceeds ($) (6)	Other ($) (7)	Total ($)
C. David Cush	Termination without Cause (1)	$1,330,000	$—	$—	$—	$—	$1,330,000
	Change of Control	—	—	—	—	—	—
	Qualifying Termination in Connection with a Change in Control (1)	1,330,000	—	—	—	—	1,330,000
	Death or Disability	—	—	—	750,000	—	750,000

Peter D. Hunt	Termination without Cause	—	—	—	—	—	—
	Change of Control	—	—	—	—	—	—
	Qualifying Termination in Connection with a Change in Control	—	—	—	—	—	—
	Death or Disability	—	—	—	750,000	—	750,000

John A. MacLeod	Termination without Cause	—	—	—	—	—	—
	Change of Control	—	—	—	—	—	—
	Qualifying Termination in Connection with a Change in Control	—	—	—	—	—	—
	Death or Disability	—	—	—	750,000	—	750,000

E. Frances Fiorillo	Termination without Cause (2)	167,500	—	—	—	6,600	174,100
	Change of Control	—	—	—	—	—	—
	Qualifying Termination in Connection with a Change in Control (2)	167,500	—	—	—	6,600	174,100
	Death or Disability	—	—	—	750,000	—	750,000

John J. Varley	Termination without Cause (3)	335,000	—	—	—	—	335,000
	Change of Control	—	—	—	—	—	—
	Qualifying Termination in Connection with a Change in Control (3)	335,000	—	—	—	—	335,000
	Death or Disability	—	—	—	750,000	—	750,000

(1)	Constitutes 24 months of base salary.
(2)	Constitutes six months of base salary
(3)	Constitutes 12 months of base salary.
(4)	No amounts have been included for the unvested RSU awards as of December 31, 2013 for purposes of this table, since the liquidity and market conditions for the RSUs have not been met. For a description of the vesting conditions, see “Outstanding Equity Awards at December 31, 2013.”
(5)	No amounts have been included for the unvested stock options as of December 31, 2013 for purposes of this table, since the exercise price for the options exceeded the fair market value of our common stock as of December 31, 2013. For a description of the vesting conditions, see “Outstanding Equity Awards at December 31, 2013.”
(6)	Our NEOs receive life insurance proceeds equal to three times their salary, capped at $750,000. We pay the premiums for term life insurance for all eligible teammates ranging from one to three times the annual salary amount.
(7)	Ms. Fiorillo would qualify for the retired officer complementary travel benefit in connection with her termination of employment. The amount listed represents the present value of this travel benefit, which was estimated using our incremental cost of providing flight benefits (including incremental fuel costs and the incremental cost of customer services such as baggage handling, insurance, security and cleaning) using a discount based on mortality assumptions listed on the U.S. Life Expectancy Tables and an estimate of flight usage by Ms. Fiorillo and her family members.

Change in Control Severance Plan

In connection with this offering, we adopted a Change in Control Severance Plan, or the Severance Plan, pursuant to which each of our NEOs is eligible for certain severance and change in control benefits. Under the Severance Plan, in the event that the NEO is terminated without “Cause” or resigns for “Good Reason” (each as defined below) during the 18-month period immediately following a change in control (as defined in the 2014 Plan) of our company, then such NEO is entitled to receive (i) a lump sum cash severance payment equal to two times the sum of the NEO’s base salary and his or her target annual cash bonus opportunity for the year of termination; (ii) payment by us of COBRA premiums for up to 24 months following the date of termination; (iii) full accelerated vesting of each of the NEO’s then outstanding equity awards; (iv) career counseling and career transition services paid by us in an amount up to $10,000; and (v) lifetime confirmed space first class air travel for the NEO and his or her covered family members and dependents for leisure travel, with a tax gross-up payment for the imputed income resulting from their use of such pass travel privileges following termination of employment. Under the Severance Plan, the NEO must provide a general release of claims against the company in order to receive the foregoing severance benefits.

The Severance Plan does not provide for a gross-up payment to any of the NEOs to offset any excise taxes that may be imposed on excess parachute payments under Section 4999 of the Internal Revenue Code of 1986, as amended. Instead, the Severance Plan provides that in the event that the payments described above would, if paid, be subject to such excise taxes, then the payments will be reduced to the extent necessary so that no portion of the payments is subject to the excise taxes, provided that net amount of the reduced payments, after giving effect to income tax consequences, is greater than or equal to the net amount of the payments without such reduction, after giving effect to the excise taxes and income tax consequences.

For purposes of the Severance Plan, “Cause” means the NEO’s (i) conviction of, or plea of no contest to, a felony or other crime involving moral turpitude or dishonesty; (ii) participation in a fraud or willful act of dishonesty against the company that adversely affects the company in a material way; (iii) willful breach of the company’s policies that affects the company in a material way; (iv) cause of intentional damage to the company’s property or business; (v) repeated neglect of his or her duties with the company; provided, however, that for purposes of clause (v), no conduct will be deemed to constitute “Cause” unless (A) such conduct is committed in bad faith, without reasonable belief that the action or inaction is in the best interests of the company and (B) if such conduct is capable of being cured, the NEO has received prior written notice of the conduct, which persists after a 30-day cure period following the written notice; or (vi) refusal to accept an offer of employment with the successor or survivor entity following a change in control that provides for substantially equivalent base pay and job responsibilities, in each case, as compared to the NEO’s base pay and job responsibilities in effect as of immediately prior to the change in control.

For purposes of the Severance Plan, “Good Reason” means the occurrence of any of the following conditions with respect to the NEO without the NEO’s prior written consent: (i) a material diminution in the NEO’s base salary; (ii) a significant diminution of the NEO’s position, responsibilities or duties; or (iii) a material change in geographic location at which the NEO must perform services on behalf of the company (for this purpose, a change in any such location will be considered material only if it increases the NEO’s current one-way commute by more than fifty (50) miles). Notwithstanding the foregoing, the NEO will not be deemed to have Good Reason unless: (x) the NEO provides the Company with written notice of the event or condition giving rise to Good Reason within ninety (90) days following the initial occurrence thereof; (y) the company does not reverse or otherwise cure the event or condition within thirty (30) days of receiving that written notice; and (z) the NEO resigns his or her employment within thirty (30) days following the expiration of such cure period.

Compensation Risk Assessment

Management has presented its assessment of the risks involved with our executive compensation program to our compensation committee to ensure that such programs do not encourage our teammates to take excessive or unnecessary risks or to engage in decision-making that promotes short-term results at the expense of our long-term interests. This risk assessment process included a review by management of all of our compensation policies and practices, with a focus on the programs with variability of payout, where actions by the participant could directly affect payout. Management also assessed our compensation programs against potential risks relating to pay mix, performance metrics and payment timing. As a result of this review, no area of risk was determined by management to be reasonably likely to have a material adverse effect on us.

In reaching its conclusion that our compensation policies and practices do not give rise to risks that are reasonably likely to have a material adverse effect on us, management considered the following policies and practices that are incorporated into our executive compensation program to ensure that it reflects an appropriate balance between the achievement of short-term and long-term results:

•

Balanced Mix of Compensation Components—The target compensation mix for our executive officers is composed of base salary, annual cash incentive compensation and long-term incentive compensation in the form of equity awards, which provides a compensation mix that is not overly weighted toward short-term cash incentives.

•

Incentive Compensation Plan Uses a Diverse Mix of Performance Objectives—Our ICP uses a mix of strategic objectives, including financial, operational, guest service and safety/teammate engagement measurements to reward our executive performance. Our financial performance component is also balanced and measures results achieved in operating income, passenger revenue per available seat mile, or PRASM, ancillary revenue from customers and CASM ex-fuel. In addition, the compensation committee exercises discretion in determining compensation amounts, including corporate and individual performance, and our ICP does not pay out unless pre-established target levels for one or more measures are met.

•

Long-Term Incentive Compensation Vesting—Our long-term incentives are equity-based, with multi-year vesting required to complement our annual cash incentive compensation plan. As a result, the financial opportunity in our equity rewards program is best realized through long-term appreciation of our stock price, which mitigates excessive short-term risk-taking. Our equity-based awards generally vest over a three- or four-year period, subject to the executive’s continuing service with the company. This promotes alignment of our management team’s interests with our long-term objectives and with stockholders’ interests.

Employee Benefit Plans

The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement.

Amended and Restated 2005 Stock Incentive Plan

Our board of directors adopted, and our stockholders approved, the Amended and Restated 2005 Virgin America Inc. Stock Incentive Plan, or the 2005 Stock Plan, effective November 14, 2005, which was amended and restated on January 9, 2010, April 2, 2012 and July 26, 2013. The number of shares of common stock that may be issued pursuant to awards granted under the 2005 Stock Plan is 13,372,362 shares. The 2005 Stock Plan provides for the grant of non-qualified stock options, stock appreciation rights, limited stock appreciation rights, restricted stock, awards of shares, RSUs and other awards that are valued in whole or in part by reference to our stock. As of June 30, 2014, options to purchase 8,025,383 shares of our common stock and 2,124,450 RSUs remained outstanding under the 2005 Stock Plan. As of June 30, 2014, 3,153,598 shares of our common stock remained available for future issuance under the 2005 Stock Plan. Awards under the 2005 Stock Plan may be granted to key employees (including prospective employees) directors or consultants to motivate them to exert their best efforts on our behalf.

Following the completion of this offering, no further awards will be granted under the 2005 Stock Plan, and all outstanding awards will continue to be governed by their existing terms.

Administration. The 2005 Stock Plan is administered by our board of directors, which has the authority to delegate its duties and powers to a board committee as permitted under the bylaws. Under the 2005 Stock Plan, the board of directors has the authority and discretion to grant awards consistent with the terms of the plan, establish the terms and conditions of any award and waive any such terms and conditions at any time.

Nonqualified Stock Options. The 2005 Stock Plan provides for the grant of nonqualified stock options, or NQSOs. NQSOs provide for the right to purchase shares of our common stock at a specified price, which may not be less than fair market value on the date of grant, and may become exercisable, at the discretion of the board of directors, in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of certain corporate performance targets established by the board of directors. NQSOs may be granted for any term specified by the board of directors that does not exceed ten years.

Other Stock Based Awards. The 2005 Stock Plan also provides that the board of directors, in its sole discretion, may grant other forms of stock based awards, including awards of shares, awards of restricted shares and other awards that are valued, in whole or in part by reference to or are otherwise based on the fair market value of shares, in such form and dependent on such conditions as the board of directors shall determine. These awards may be granted in such amounts and subject to such restrictions as may be determined by the board of directors, including vesting rights, at the discretion of the board of directors, in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of certain conditions, the occurrence of an event or the attainment of performance objectives. With respect to these awards, the board of directors may in its discretion determine to whom and when the awards are made, the number of shares to be awarded, whether such awards are settled in cash, shares, or a combination of cash and shares and all other terms and conditions of the awards.

Change in Control. In the event of a change in control of our company, if determined by the board of directors in the applicable award agreement or otherwise determined by the board of directors in its discretion, any outstanding awards which are unexercisable, unvested or subject to lapse restrictions shall automatically be deemed exercisable, vested or no longer subject to lapse restrictions. In addition, the board of directors may in its sole discretion: (i) cancel all awards for fair value, which in the case of stock options or stock appreciation rights, unless otherwise determined by the board of directors, would be equal to the difference between the change in control price and the exercise price of any stock options or stock appreciation rights, (ii) provide for the issuance of substitute awards that will substantially preserve terms of any affected awards previously granted, or (iii) provide that, for a period of 15 days prior to the change of control, options shall be exercisable as to all shares and that upon the occurrence of the change in control such options shall terminate.

Nontransferability. Generally, awards granted under the 2005 Stock Plan are not transferable by a participant other than by will or by the laws of descent and distribution, unless otherwise determined by the board of directors.

401(k) Plan

We have a defined contribution 401(k) plan covering all teammates, which is a tax-qualified defined contribution plan that allows tax-deferred savings by eligible employees to provide funds for their retirement. The Virgin America 401(k) Plan was adopted on December 15, 2005. We may make a Qualified Discretionary Contribution, as defined in the plan, or provide matching contributions to the plan. Prior to January 1, 2014, our plan provided for matching contributions of 100% of the first 5% of teammate contributions, and there is no waiting period for eligibility for matching by our company. Effective January 1, 2014, we amended our plan to provide for matching contributions of 125% of the first 6% of teammate contributions and no waiting period for eligibility.

We have recorded expenses for matching contributions made related to the 401(k) Plan in 2011, 2012 and 2013 of approximately $3.6 million, $4.9 million and $6.0 million.

2014 Equity Incentive Award Plan

We intend to adopt the 2014 Equity Incentive Award Plan, or the 2014 Plan, which will be effective on the closing of this offering. The principal purpose of the 2014 Plan will be to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2014 Plan, as it is currently contemplated, are summarized below.

Share Reserve. Under the 2014 Plan,                 shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, RSUs, deferred stock awards, deferred stock unit awards, dividend equivalent awards, stock payment awards and performance awards, plus the number of shares remaining available for future awards under the 2005 Stock Plan, as amended, as of the consummation of this offering. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2014 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2005 Stock Plan that are forfeited or lapse unexercised and which following the effective date are not issued under our 2005 Stock Plan and (ii), if approved by our board of directors or the compensation committee of our board of directors, an annual increase on the first day of each fiscal year beginning in 2015 and ending in 2024, equal to two and one-half percent ( 2.5%) of the shares of stock outstanding on the last day of the immediately preceding fiscal year or such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than             shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2014 Plan:

•

to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2014 Plan;

•

to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2014 Plan, such tendered or withheld shares will be available for future grants under the 2014 Plan;

•	shares purchased on the open market with cash proceeds from the exercise of options will not be available for future grants under the 2014 Plan;

•	to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2014 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2014 Plan; and

•

to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2014 Plan.

In addition, the maximum aggregate value of awards that may be granted to any non-employee director pursuant to the 2014 Plan during any calendar year will be $2.0 million.

Administration. The compensation committee of our board of directors is expected to administer the 2014 Plan unless our board of directors assumes authority for administration. Unless otherwise determined by our board of directors, the compensation committee will consist of at least two members of our board of directors, each of whom is intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Code, a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director”

within the meaning of the rules of the applicable stock exchange or other principal securities market on which shares of our common stock are traded. The 2014 Plan is expected to provide that the board of directors or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of our company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2014 Plan, the administrator will have the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2014 Plan. We expect the administrator will be authorized to adopt, amend or rescind rules relating to administration of the 2014 Plan. Our board of directors may at any time remove the compensation committee as the administrator and re-vest in itself the authority to administer the 2014 Plan. The full board of directors will administer the 2014 Plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2014 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our affiliates. Such awards also may be granted to our directors. Only employees of our company or certain of our affiliates may be granted incentive stock options, or ISOs.

Awards. We anticipate the 2014 Plan will provide that the administrator may grant or issue stock options, SARs, restricted stock, RSUs, deferred stock, deferred stock units, dividend equivalents, performance awards and stock payments, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•

Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price, which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed 10 years.

•

Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees and must not be exercisable after a period of 10 years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2014 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•

Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, extraordinary dividends will generally be placed in escrow and will not be released until restrictions are removed or expire.

•

Restricted Stock Units, or RSUs, may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, RSUs may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying RSU awards will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•

Deferred Stock Awards represent the right to receive shares of our common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

•

Deferred Stock Units are denominated in unit equivalent of shares of our common stock and vest pursuant to a vesting schedule or performance criteria set by the administrator. The common stock underlying deferred stock units will not be issued until the deferred stock units have vested, and recipients of deferred stock units generally will have no voting rights prior to the time when vesting conditions are satisfied.

•

Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based on increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2014 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there will be no restrictions specified in the 2014 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2014 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

•

Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the award. Dividend equivalents may be settled in cash or shares and at such times as determined by the compensation committee or board of directors, as applicable.

•

Performance Awards may be granted by the administrator on an individual or group basis. Generally, these awards will be based on specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based on the value of our common stock. Performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

•

Stock Payments may be authorized by the administrator in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation or other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

Change in Control. In the event of a change in control where the acquirer does not assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2014 Plan, other than performance awards, will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. Performance awards will vest in accordance with the terms and conditions of the applicable award agreement. The administrator may also make appropriate adjustments to awards under the 2014 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2014 Plan, a change in control generally will be defined as:

•	the transfer or exchange in a single transaction or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;

•

a change in the composition of our board of directors over a two-year period such that the members of the board of directors who were approved by at least two-thirds of the directors who were directors at the beginning of the two year period or whose election or nomination was so approved cease to constitute a majority of the board of directors;

•

the consummation of a merger, consolidation, reorganization or business combination, sale or disposition of all or substantially all of our assets, or acquisition of assets or stock of another entity, in each case, other than a transaction that results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction; or

•	stockholder approval of our liquidation or dissolution.

Adjustment of Awards. In the event of a nonreciprocal transaction between our company and stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization affecting the number of outstanding shares of our common stock or the share price of our common stock, the administrator will make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2014 Plan;

•

the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

•	the grant or exercise price per share of any outstanding awards under the 2014 Plan.

In the event of certain other corporate transactions, in order to prevent dilution or enlargement of the potential benefits intended to be made available under the 2014 Plan, the administrator will have the discretion to make such equitable adjustments and will be able to:

•	provide for the termination or replacement of an award in exchange for cash or other property;

•	provide that any outstanding award cannot vest, be exercised or become payable after such event;

•	provide that awards may be exercisable, payable or fully vested as to shares of common stock covered thereby; or

•	provide that any surviving corporation will assume or substitute outstanding awards under the 2014 Plan.

Amendment and Termination. Our board of directors or the compensation committee (with approval from the board of directors) will be able to terminate, amend or modify the 2014 Plan at any time and from time to time. However, we must generally obtain stockholder approval:

•	to increase the number of shares available under the 2014 Plan (other than in connection with certain corporate events, as described above);

•	to reduce the price per share of any outstanding option or stock appreciation right granted under the 2014 Plan; or

•	to cancel any option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares.

No awards may be granted pursuant to the 2014 Plan after the tenth anniversary of the effective date of the 2014 Plan. Any award that is outstanding on the termination date of the 2014 Plan will remain in force according to the terms of the 2014 Plan and the applicable award agreement.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2014 Plan.

Employee Stock Purchase Plan

We intend to adopt an Employee Stock Purchase Plan, which we refer to as our ESPP, which will be effective upon the effectiveness of the registration statement to which this prospectus relates. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of our shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a)                 shares of common stock and (b), if approved by our board of directors or the compensation committee of our board of directors, an annual increase on the first day of each year beginning in 2015 and ending in 2024, equal to the lesser of (i) 1% of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than                 shares of our common stock may be issued under the ESPP. The shares made available for sale under the ESPP may be authorized but unissued shares or reacquired shares reserved for issuance under the ESPP.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us (or if applicable one of our subsidiaries) on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who are customarily scheduled to work less than 16 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than the lesser of 10% of their compensation and no more than $25,000 per offering period. Such payroll deductions will be expressed as a whole number percentage, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. However, a participant may not purchase more than 5,000 shares in each offering period and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, which will normally commence on February 15 and August 15 of each year. The initial offering period will commence and end on dates as determined by the ESPP administrator. Unless otherwise determined by the ESPP administrator, each offering period will have a duration of six months. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be 90% of the closing trading price per share on the semi-annual purchase date, which will occur on the last trading day of each offering period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will receive a refund of the participant’s account balance in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase pursuant under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period.

If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least 10 business days prior to the new exercise date. If we undergo a merger with or into another corporation or sale of all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least 10 business days prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the ESPP.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, holders of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Virgin License Agreements

In April 2007, we entered into a trademark license agreement with certain entities affiliated with the Virgin Group under which we were granted the exclusive right to operate our airline under the brand name “Virgin America” within the United States (including Puerto Rico), Canada and Mexico, as well as the right to operate our airline under such name from any of the foregoing countries to points in the Caribbean, which we refer to as the “Airline License.” In March 2013, we amended the Airline License to expand our rights and the rights of Virgin Atlantic Airways (an affiliate of the Virgin Group) to codeshare with other airlines. The term of the Airline License, as amended, is 15 years from the original date of execution, and the Airline License is renewable for an additional 15-year term if we meet certain revenue targets. The Airline License may be terminated upon the occurrence of a number of specified events, including if we commit a material breach of our obligations under the agreement that is uncured for more than 10 business days or if we materially damage the brand.

Separately, in November 2008, we entered into a trademark license agreement with certain other entities affiliated with the Virgin Group that allows us to promote and offer a Virgin America branded credit card, which is structured to tie to our Elevate loyalty program, which we refer to as the “Credit Card License.” The Credit Card License is exclusive to the United States only and otherwise has identical terms as the Airline License.

Under the Airline License and the Credit Card License described below, we pay the Virgin Group royalties equal to 0.5% of our revenues from the operation of our airline and certain other activities traditionally associated with the airline industry. We paid license fees of $5.2 million, $6.7 million, $7.1 million and $3.6 million for 2011, 2012, 2013 and the first six months of 2014.

In connection with the 2014 Recapitalization and the closing of this offering, we and certain entities affiliated with the Virgin Group intend to enter into amended and restated license agreements related to our use of the Virgin name and brand under the Airline License and the Credit Card License. The amended and restated license agreements would provide for, among other things:

•	an extension of our right to use the Virgin name and brand until 25 years after the date of this offering;

•

commencing in the first quarter of 2016, an increase in the annual license fee that we pay to the Virgin Group from 0.5% to 0.7% of our total revenue until our total annual revenue exceeds $4.5 billion, at which point our license fee would be 0.5%; and

•	the right to appoint a director to our board of directors, but only to the extent the Virgin Group does not otherwise have a representative sitting on our board of directors.

Limit on Virgin Group’s Ownership of Voting Common Stock

In connection with the 2014 Recapitalization and effective upon the completion of this offering, we intend to enter into an agreement with certain entities affiliated with the Virgin Group that will limit the Virgin Group and its affiliates (as defined in the Securities Exchange Act of 1934, as amended) from acquiring additional shares of voting stock if, as a result of such acquisition, the Virgin Group would hold in excess of 20% of the total outstanding shares of voting stock, without our consent. This limit on the Virgin Group’s ownership of voting stock is designed to assist our compliance with current federal law that restricts persons who are not U.S.

citizens from owning more than 24.9% of our voting stock. Our agreement with the Virgin Group provides that, if this law is amended to permit persons who are not citizens of the United States to own more than 24.9% of the outstanding shares of our voting stock, then the limit will be adjusted to become 5% less than the maximum percentage of our voting stock which the revised federal law would allow non-U.S. citizens to own.

Related-Party Warrants

The following table summarizes outstanding warrants we have issued to our directors, executive officers and holders of five percent of our outstanding capital stock, including the Related-Party Warrants issued to the Virgin Group and Cyrus Capital:

Holder	Issuance Date	Expiration Date	Shares	Exercise Price Per Share
Cyrus Capital	January 2010	January 2040	2,105,000	$5.00
	January 2010	January 2040	6,666,667	$10.00
	January 2010	January 2040	20,000,000	$15.00
	January 2010	January 2040	30,000,000	$20.00
	December 2011	December 2041	19,250,000	$3.50
	May 2013	May 2043	12,244,558	$2.50

The Virgin Group	January 2010	January 2040	60,000,000	$5.00
	May 2013	May 2043	155,455,440	$2.50
	May 2013	May 2043	7,446,931	$0.01

VAI MBO Investors LLC (1)	January 2010	January 2040	3,333,333	$10.00

(1)	Limited liability company interests of VAI MBO Investors LLC are held by holders including C. David Cush, Samuel K. Skinner, Donald J. Carty, Cyrus F. Freidheim, Jr. and Robert A. Nickell, each of whom is a member of our board of directors, and their immediate family members, of which the managing member is C. David Cush, our President and Chief Executive Officer.

We anticipate that, after consummation of the transactions contemplated by the 2014 Recapitalization Agreement and upon the closing of this offering, none of the Related-Party Warrants would remain outstanding. See “2014 Recapitalization” below as well as “2014 Recapitalization” elsewhere in this prospectus.

Related-Party Notes

The following tables summarizes the Related-Party Notes issued to the Virgin Group and Cyrus Capital since January 1, 2008:

Issuance Date	Original Principal Amount	Original Interest Rate	Current Interest Rate
May - September 2008	$100.0 million	15.0%	5.0%
September - November 2008	40.0 million	20.0%	5.0%
November 2008 - October 2010	88.0 million	20.0%	5.0%
October 2010 - November 2011	68.4 million	20.0%	5.0%,
December 2011	150.0 million	17.0%	17.0%
May 2013	75.0 million	17.0%	17.0%

All Related-Party Notes have a maturity of June 9, 2016, if not earlier repaid or redeemed and bear interest at the rate set forth above, compounded annually, except for the December 2011 Notes, which bear interest at a rate of 17.0% per annum, of which 8.5% is payable quarterly in arrears and 8.5% is compounded annually. The

Related-Party Notes are redeemable at our option at any time and at the lenders’ option upon a change of control or certain qualified sales. We are also required to redeem the Related-Party Notes upon the incurrence of any senior debt.

In May 2013, in connection with the 2013 Recapitalization, we, the Virgin Group and Cyrus Capital agreed to modify and exchange a portion of our then outstanding Related-Party Notes. The Virgin Group and Cyrus Capital reduced $318.4 million of our Related-Party Notes (including accrued payment-in-kind interest) and reduced the interest rates on all but the December 2011 Notes as reflected in the table above.

All of the Related-Party Notes described above are secured by substantially all of our assets not otherwise encumbered, and the parties are bound by the terms of an amended and restated intercreditor agreement which sets forth the rights of the lenders.

We anticipate that, after consummation of the transactions contemplated by the 2014 Recapitalization Agreement and upon the closing of this offering, none of the Related-Party Notes would remain outstanding. See “2014 Recapitalization” below as well as “2014 Recapitalization” elsewhere in this prospectus.

2014 Recapitalization

As of June 30, 2014, we had a total of $666.4 million of principal and accrued interest outstanding under the Related-Party Notes. As of June 30, 2014, the Virgin Group held approximately $410.6 million aggregate principal amount and accrued interest of the Related-Party Notes, and Cyrus Capital held approximately $255.8 million aggregate principal amount and accrued interest of the Related-Party Notes. The Virgin Group and Cyrus Capital also hold the majority of the Related-Party Warrants.

We intend to enter into a recapitalization agreement with the Virgin Group and Cyrus Capital, which we refer to in this prospectus as the “2014 Recapitalization Agreement.” The 2014 Recapitalization Agreement would provide that we will retain net proceeds in connection with this offering of $         million (after we pay underwriting discounts on the shares sold by us and the expenses in this offering payable by us) and that remaining net proceeds, which we estimate to be $         million (based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus) would be used to repay a portion of the Related-Party Notes. Remaining principal and accrued interest under the Related-Party Notes would either be (1) exchanged for a new $50.0 million note bearing interest at a rate of 5.0% per annum, compounded annually, which we refer to as the “Post-IPO Note”; (2) repaid after the release to us of cash collateral held by our credit card processors in connection with a letter of credit facility arranged by the Virgin Group, which we refer to as the “Letter of Credit Facility”; or (3) exchanged for shares of our common stock, as described more fully in “2014 Recapitalization” elsewhere in this prospectus. In addition, Related-Party Warrants either would be exchanged without receipt of cash consideration for shares of our common stock in amounts agreed to in the 2014 Recapitalization Agreement, be exercised immediately prior to this offering or be cancelled in their entirety, as described more fully in “2014 Recapitalization” elsewhere in this prospectus.

We anticipate that, after consummation of the transactions contemplated by the 2014 Recapitalization Agreement and upon the closing of this offering, only the Post-IPO Note, and none of the Related-Party Notes or the Related-Party Warrants, would remain outstanding, and each share of our outstanding shares of our convertible preferred stock and our Class A, Class A-1, Class B, Class C and Class G common stock would be converted into one share of common stock. Further, all of our remaining currently outstanding warrants that are not Related-Party Warrants expire by their existing terms upon the closing of this offering unless the initial public offering price exceeds the applicable exercise price per share. Based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), we do not anticipate that any of our existing warrants to purchase common stock would remain outstanding upon the closing of this offering.

For more information, see “2014 Recapitalization” elsewhere in this prospectus. The transactions contemplated by the 2014 Recapitalization Agreement, which we refer to in this prospectus as the “2014 Recapitalization,” would be contingent upon the consummation of this offering.

Registration Rights

Pursuant to a registration rights agreement, after the completion of this offering and the consummation of the transactions contemplated by the 2014 Recapitalization Agreement, Cyrus Capital and the Virgin Group, their respective transferees and certain other investors will be entitled to certain demand and “piggyback” registration rights, subject to lock-up arrangements and certain restrictions. For additional information, see “Description of Capital Stock—Registration Rights” elsewhere in this prospectus.

Letter of Credit Facility

In connection with the 2014 Recapitalization, we anticipate that the Virgin Group will arrange for a $100.0 million Letter of Credit Facility to be issued on our behalf to certain companies that process substantially all of our credit card transactions. The Letter of Credit Facility will allow these companies to release approximately $100.0 million of cash collateral to us. In turn, we intend to use the released cash to repay $100.0 million of the principal and accrued interest due under certain of the 5% Notes held by the Virgin Group. We anticipate that the Letter of Credit Facility would contain an annual commitment fee of 5.0% payable by us to the Virgin Group, and that the Virgin Group would cause this Letter of Credit Facility to be provided for a period of five years from the date of this offering. In addition, we would also be responsible for annual fees associated with the issuance and maintenance of the Letter of Credit Facility. The Letter of Credit Facility would only become an obligation of ours if one or both of our credit card processors were to draw on the Letter of Credit Facility. In addition, we will be restricted from incurring any future secured indebtedness related to our assets that would be unencumbered after the consummation of the transactions contemplated by the 2014 Recapitalization Agreement unless our reimbursement obligations to the Virgin Group are secured on a pari passu basis with such secured debt. The Letter of Credit Facility will be reduced or terminated to the extent that collateral requirements are decreased or eliminated by our credit card transaction processors. For more information, see “2014 Recapitalization” elsewhere in this prospectus.

Policies and Procedures for Related-Party Transactions

Our board of directors intends to adopt a written related-party policy to set forth the policies and procedures for the review and approval or ratification of related person transactions by the audit committee. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we are to be a participant, the amount involved exceeds $120,000 and a related party had or will have a direct or indirect material interest, including purchases of goods or services by or from the related party or entities in which the related party has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related party.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of June 30, 2014, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our voting securities;

•	VX Employee Holdings, LLC, as a selling stockholder;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The number of shares beneficially owned by each person or entity is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, a person’s or entity’s beneficial ownership includes any shares over which he, she or it has sole or shared voting power or investment power as well as any shares that the person or entity has the right to acquire within 60 days of June 30, 2014 through the exercise of any stock option, warrants or other rights. Common stock that a person or entity has the right to acquire within 60 days of June 30, 2014 are deemed to be outstanding for computing such person’s or entity’s percentage ownership and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage ownership of any other person or entity. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable.

We have based our calculation of the percentage of beneficial ownership prior to the offering on 14,719,426 shares of common stock (on an as converted to common stock basis) outstanding as of June 30, 2014. We have based our calculation of the number of shares outstanding after the offering and the percentage of beneficial ownership after the offering on                  shares of our common stock outstanding immediately after the completion of this offering, including                  shares that we estimate will be issued pursuant to the 2014 Recapitalization assuming an initial public offering price of $         per share (the midpoint of the price range on the cover of this prospectus), and no exercise of the underwriters’ overallotment option to purchase shares from the option selling stockholders.

For our calculation of the number of shares outstanding and the percentage of beneficial ownership after the offering assuming the overallotment option is exercised in full, we have assumed the underwriters have exercised in full their overallotment to purchase              shares. See the footnotes to the table for a sensitivity analysis of the shares to be outstanding immediately after the completion of this offering based on various assumed initial public offering prices.

Unless otherwise noted below, the address for each of the named executive officers in the table below is c/o Virgin America Inc., 555 Airport Blvd., Burlingame, California 94010.

	Beneficial Ownership Prior to this Offering				Beneficial Ownership After this Offering (10)		Beneficial Ownership After this Offering if the Overallotment Option is Exercised in Full (10)(11)
Name of Beneficial Owner	Number of Shares Held	Number of Shares Exercisable within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Stockholders:
VAI Partners LLC (1)	10,532,369	—	10,532,369	71.6%		%		%
VX Holdings, L.P. (2)	3,249,921	—	3,249,921	22.1%		%		%
Selling Stockholder:
VX Employee Holdings, LLC (3)	1,745,395	—	1,745,395	11.9%		%		%
Named Executive Officers and Directors:
C. David Cush (4)	1,138,029	—	1,138,029	7.7%		%		%
Peter D. Hunt	—	60,000	60,000	* %		%		%
E. Frances Fiorillo	—	63,227	63,227	* %		%		%
John A. MacLeod	—	45,000	45,000	* %		%		%
John J. Varley	—	80,000	80,000	* %		%		%
Donald J. Carty (5)	958,204	—	958,204	6.5%		%		%
Cyrus F. Freidheim, Jr. (6)	320,899	—	320,899	2.2%		%		%
Stephen C. Freidheim (7)	8,786,974	—	8,786,974	59.7%		%		%
Evan M. Lovell	—	—	—	—		%		%
Robert A. Nickell (8)	951,277	—	951,277	6.5%		%		%
John R. Rapaport	—	—	—	—		%		%
Samuel K. Skinner (9)	205,450	—	205,450	1.4%		%		%
Stacy J. Smith	—	—	—	—		%		%
All executive officers and directors as a group (14 persons)	9,655,180	248,227	9,903,407	66.2%		%		%

*	Represents beneficial ownership of less than one percent (1.0%) of the outstanding common stock.
(1)	VAI Partners LLC is owned through limited liability company interests held by Cyrus Aviation Investor, LLC (“Investor LLC”), VAI MBO Investors LLC (“MBO”) and VX Employee Holdings, LLC and is managed by VAI Management, LLC (“VAI Management”), which is owned through limited liability company interests held by Investor LLC and MBO. MBO is owned through limited liability company interests held by holders including C. David Cush, Samuel K. Skinner, Donald J. Carty, Cyrus F. Freidheim, Jr. and Robert A. Nickell, each of whom is a member of our board of directors, and their immediate family members, of which the managing member is C. David Cush, our President and Chief Executive Officer. Shortly before the consummation of this offering, VAI Partners LLC intends to distribute the shares held by it to certain affiliates, including the distribution of 1,745,395 shares to VX Employee Holdings, LLC, our employee ownership vehicle that we consolidated for financial reporting purposes. VX Employee Holdings, LLC is selling these 1,745,395 shares in this offering, and the net proceeds therefrom will be distributed to our eligible employees, which do not include our officers. See “Use of Proceeds” elsewhere in this prospectus. Investor LLC is solely owned through limited liability company interests held by Cyrus Aviation Partners II, L.P. (“CAP II”), of which Cyrus Capital Partners, GP L.L.C. (“CCP”) is the general partner. CCP is solely owned through limited liability company interests held by Stephen C. Freidheim, who has sole voting and dispositive power over the shares held by VAI Partners LLC, except for the 1,745,395 shares to be sold in this offering by VX Employee Holdings, LLC. VAI Partners LLC has a principal business address of: c/o Cyrus Capital Partners, L.P., 399 Park Avenue, 39th Floor, New York, New York 10022.
(2)	Reflects shares of common stock held by VX Holdings, L.P. (“VX Holdings”). Corvina Holdings Limited, a company incorporated in the British Virgin Islands (“Corvina”) is the sole general partner of VX Holdings. Corvina and Virgin Group Holdings Limited, a company incorporated in the British Virgin Islands (“VGHL”), are the sole limited partners of VX Holdings. Corvina is a wholly owned subsidiary of VGHL. VGHL is jointly owned by (i) Sir Richard Branson, (ii) Deutsche Bank Trustee Services (Guernsey) Limited, solely in its capacity as trustee on behalf of The Virgo Trust, The Libra Trust, The Libra No. 2 Trust, The Leo Trust, The Gemini Trust and The Gemini No. 2 Trust (such trusts collectively referred to as the “DB Trusts”) and (iii) RBC Trustees (C.I.) Limited, solely in its capacity as trustee on behalf of The Aquarius Trust, The Aries Trust, The Capricorn Trust and The Pisces Trust (such trusts collectively referred to as the “RBC Trusts”). The principal beneficiaries of the DB Trusts and the RBC Trusts are Sir Richard Branson and/or certain members of his family. The address of VX Holdings is 65 Bleecker Street, 6th Floor, New York, NY 10025. The address for Deutsche Bank Trustee Services (Guernsey) Limited and each of the DB Trusts is c/o Lefebvre Court, Lefebvre Street, St. Peter Port, Guernsey GY1 3WT Channel Islands. The address for RBC Trustees (C.I.) Limited and each of the RBC Trusts is c/o La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ Channel Islands. The shares of common stock are subject to a Voting Trust Agreement between VX Holdings and Citibank, N.A., pursuant to which Citibank, N.A. exercises voting rights with respect to those shares.
(3)	VX Employee Holdings, LLC is our employee ownership vehicle that we consolidated for financial reporting purposes. Shortly before the consummation of this offering, VAI Partners LLC intends to distribute the shares held by it to certain affiliates, including distribution of the 1,745,395 shares listed here to VX Employee Holdings, LLC. VX Employee Holdings, LLC is selling these 1,745,395 shares in this offering, and the net proceeds therefrom will be distributed to our eligible employees, which do not include our officers. See “Use of Proceeds” elsewhere in this prospectus.

(4)	Shares of common stock reflected in the column entitled “Beneficial Ownership Prior to this Offering” consist of 653,100 shares held by The Cush Revocable Trust, of which Mr. Cush is the trustee, and 484,929 shares held indirectly through Mr. Cush’s 16.67% membership interest in VAI MBO.
(5)	Shares of common stock reflected in the column entitled “Beneficial Ownership Prior to this Offering” consist of 95,106 shares held by Mr. Carty and 863,098 shares held indirectly through Mr. Carty’s 29.67% membership interest in VAI MBO.
(6)	Shares of common stock reflected in the column entitled “Beneficial Ownership Prior to this Offering” consist of 30,000 shares held by Mr. Freidheim and 290,899 shares held indirectly through Mr. Freidheim’s 10.0% membership interest in VAI MBO.
(7)	Shares of common stock reflected in the column entitled “Beneficial Ownership Prior to this Offering” consist of 8,786,974 shares held by VAI Partners LLC, for which Mr. Freidheim has sole voting and dispositive power (as described in note 1 above), including 60,000 shares held by Cyrus Capital Partners, L.P., for which CCP is the general partner. CCP is solely owned through limited liability company interests held by Mr. Freidheim.
(8)	Shares of common stock reflected in the column entitled “Beneficial Ownership Prior to this Offering” consist of 30,000 shares held by Mr. Nickell and 921,277 shares held indirectly through Mr. Nickell’s 31.67% membership interest in VAI MBO.
(9)	Shares of common stock reflected in the column entitled “Beneficial Ownership Prior to this Offering” consist of 60,000 shares held by Mr. Skinner and 145,450 shares held indirectly through Mr. Skinner’s 5.0% membership interest in VAI MBO.
(10)	The number of shares outstanding after the offering will depend primarily on the price per share at which our common stock is sold in this offering and the total size of this offering. In connection with this offering and pursuant to the 2014 Recapitalization:

•

principal and accrued interest outstanding pursuant to our Related-Party Notes would be either (i) repaid with a portion of the net proceeds from this offering and the proceeds from the release of credit card holdbacks in connection with the establishment of the Letter of Credit Facility, (ii) exchanged for the Post-IPO Note or (iii) exchanged for shares of our common stock based on the initial public offering price of this offering;

•

outstanding warrants to purchase shares of our common stock, including our Related-Party Warrants, either (i) would be exchanged without receipt of cash consideration for shares of our common stock in amounts agreed to in the 2014 Recapitalization Agreement, which depend in part on the initial public offering price of this offering, (ii) would be exercised to the extent the exercise price per share provided for therein is less than the initial public offering price of this offering or (iii) would otherwise be cancelled; and

•	each issued and outstanding share of our convertible preferred stock and our Class A, Class A-1, Class B, Class C and Class G common stock would be converted into one share of common stock.

In this prospectus, in calculating the number of shares of common stock to be issued pursuant to the 2014 Recapitalization, we have assumed the application of the net proceeds to us as set forth in “Use of Proceeds,” an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus) and an assumed initial public offering date of June 30, 2014 for purposes of calculating accrued interest on the Related-Party Notes. For more information, see “Use of Proceeds” and “2014 Recapitalization” elsewhere in this prospectus.

A change in the offering price and, accordingly, the amount of net proceeds received by us, would result in changes to the application of the net proceeds as set forth in “Use of Proceeds” and in the following variables: (1) the amount of principal and accrued interest outstanding pursuant to our Related-Party Notes that are not repaid with net proceeds from this offering; (2) the number of shares of common stock that would be issued upon exchange of such Related-Party Notes; and (3) the number of shares of common stock that would be issued upon exchange of our Related-Party Warrants. The following table shows (in thousands, except per share data) the effects of various initial public offering prices on these variables based on the assumptions described above. The initial public offering prices shown below are hypothetical and illustrative only.

Assumed Initial Offering Price	Repayment of Related-Party Notes	Shares of Common Stock Issued Upon Exchange for Related-Party Notes	Shares of Common Stock Issued Upon Exchange for Related- Party Warrants	Pro Forma Shares of Common Stock Outstanding	Pro Forma as Adjusted Shares of Common Stock Outstanding
$	$

In each case, the total number of shares of common stock outstanding after this offering above is based on 14,719,426 shares of our common stock outstanding (on an as converted to common basis) as of June 30, 2014.

Because the share amounts set forth above are based on the accrued interest outstanding pursuant to our Related-Party Notes as of June 30, 2014, such amounts do not take into account shares of common stock to be issued in the 2014 Recapitalization in exchange for unpaid interest on the Related-Party Notes accrued from June 30, 2014 through the closing date of this offering. Such interest contractually accrues at a rate of approximately $3.9 million per month in the aggregate.

(11)	Cyrus Capital and the Virgin Group have granted the underwriters an option to purchase up to an additional shares of common stock at the initial public offering price solely to cover overallotments.

DESCRIPTION OF CAPITAL STOCK

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to                 shares of common stock, $0.01 par value per share,                 shares of non-voting common stock, $0.01 par value per share, and                 shares of preferred stock, $0.01 par value per share. Shares of our non-voting common stock will be issued if and when required to comply with restrictions imposed by federal law on foreign ownership of U.S. airlines. See “—Limitations on Foreign Owners.” The following information reflects the filing of our amended and restated certificate of incorporation. All of our issued and outstanding shares of common stock and preferred stock are duly authorized, validly issued, fully paid and non-assessable. Our shares of common stock and non-voting common stock are not redeemable and do not have preemptive rights.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. A copy of each of these documents is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference to such documents. The descriptions of the common stock, non-voting common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Dividend Rights. Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds ratably with shares of our non-voting common stock, subject to preferences that may be applicable to any then outstanding preferred stock and limitations under Delaware law.

Voting Rights. Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors properly up for election at any given stockholders’ meeting.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably with shares of our non-voting common stock in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences. Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Non-Voting Common Stock

Dividend Rights. Holders of our non-voting common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds ratably with shares of our common stock, subject to preferences that may be applicable to any then outstanding preferred stock and limitations under Delaware law.

Voting Rights. Shares of our non-voting common stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except to the extent required under Delaware law.

Conversion Rights. Shares of our non-voting common stock will be convertible on a share-for-share basis into common stock at the election of the holder, subject to foreign ownership limitations.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our non-voting common stock will be entitled to share ratably with shares of our common stock in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences. Holders of our non-voting common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our non-voting common stock. The rights, preferences and privileges of the holders of our non-voting common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to                 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. Our issuance of preferred stock could adversely affect the voting power of holders of common stock and non-voting common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plan to issue any such shares of preferred stock.

Registration Rights

In connection with the 2014 Recapitalization, we intend to enter into a registration rights agreement, which will provide the registration rights described below to holders of an estimated                 shares of our common stock. The number of shares to which these registration rights apply also includes all shares issuable in the 2014 Recapitalization.

Demand Registration Rights

After the completion of this offering, the holders of approximately                 shares of our common stock will be entitled to certain demand registration rights. At any time beginning on the first day of the month following the first anniversary of the consummation of this offering, the Virgin Group, Cyrus Capital and VAI MBO Investors, LLC and their respective transferees can, on not more than five occasions, request that we register all or a portion of their shares under the Securities Act totaling at least 5% of the then-outstanding common stock; provided that, if we are entitled to register their shares on a Form S-3, the 5% threshold shall be reduced to 1%. Once every 12 months, we may postpone for up to 90 days the filing or the effectiveness of a registration statement for a demand registration, if our board of directors determines that such registration statement would materially interfere with or require public disclosure of certain material corporate transactions or to prevent the disclosure of certain material non-public information. Additionally, subject to the provisions of the lock-up agreements described below, following the completion of this offering, the investors party to the registration rights agreement will have the right, upon written request, to have shares registered by us on a Form S-3, if we are eligible to file a registration statement on Form S-3, subject to certain limitations. In addition, we have agreed to cooperate with the Virgin Group or Cyrus Capital for the sale of stock with at least $20.0 million of gross proceeds pursuant to an underwritten offering, not including a “road show” or a lock-up agreement of more than 60 days, but not more than five such sales per 12-month period.

Piggyback Registration Rights

Subject to the restrictions of the lock-up agreements described below, in the event that we propose to register any of our securities under the Securities Act following the completion of this offering, the holders of an estimated                 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act (other than with respect to our initial public offering or pursuant to a registration on Form S-4 or Form S-8 or any successor or similar forms), the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Expenses of Registration, Restriction and Indemnification

We will pay all registration expenses, including the legal fees of one counsel for all holders. The demand and “piggyback” registration rights are subject to customary restrictions such as blackout periods and any limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. We and the holders of shares to which the registration rights apply have also agreed to customary indemnification provisions.

Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes, with staggered, three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors up for election at any given stockholders’ meeting. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing (except by unanimous written consent), and that only our board of directors, the Chairman of the Board, our chief executive officer or our president may call a special meeting of stockholders. The combination of the classification of our board of directors and the lack of cumulative voting will make it more difficult for our stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law. Upon the closing of the offering we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations on Foreign Owners

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 24.9% of our voting stock be voted, directly or indirectly, by persons who are not U.S. citizens, that no more than 49.9% of our outstanding stock be owned (beneficially or of record) by persons who are not U.S. citizens and that our president and at least two-thirds of the members of our board of directors and senior management be U.S. citizens. Our amended and restated certificate of incorporation provides that no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record. Our amended and restated bylaws further provide that no shares of our capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. Presently, all members of our board of directors are U.S. citizens. Our amended and restated bylaws also provide that any transfer or issuance of our stock that would cause the amount of our stock owned by persons who are not U.S. citizens to exceed foreign ownership restrictions imposed by federal law will be void and of no effect.

All of our shareholders that are not U.S. citizens will in the aggregate own approximately     % of our common stock after the offering.

Delaware as Sole and Exclusive Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf us,

(ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction.

Limitations of Liability and Indemnification

See “Management—Limitation of Liability and Indemnification” elsewhere in this prospectus.

Market Listing

We intend to apply to list our common stock on the NASDAQ Global Select Market under the symbol “VA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             and its telephone number is                 .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of                     , 2014 and giving effect to the completion of this offering,          million shares of common stock will be outstanding, assuming no exercise of the underwriters’ overallotment option, no exercise of outstanding options and that the shares of common stock have been issued pursuant to the 2014 Recapitalization, and the application of the net proceeds to us from this offering as set forth in “Use of Proceeds” elsewhere in this prospectus. Of the          million outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

After this offering,         million shares of common stock will be restricted as a result of securities laws or the lock-up agreements described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701, if then available, to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and are current in filing our periodic reports. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares, based on the number of shares of common stock outstanding as of                     , 2014 and giving effect to the 2014 Recapitalization and the completion of this offering; or

•

the average weekly trading volume of our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale (or if no such notice is required, the transaction order or execution date).

Such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of

Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

We, our executive officers and directors and substantially all of our stockholders and holders of options and warrants have agreed that, for a period of 180 days from the date of this prospectus, subject to customary limited exceptions, we and they will not, without the prior written consent of Barclays Capital Inc. and Deutsche Bank Securities Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Barclays Capital Inc. and Deutsche Bank Securities Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice, other than with respect to securities owned by our officers and directors, in which case we will provide notice, as required. These agreements are described below under the section captioned “Underwriting” elsewhere in this prospectus.

Registration Rights

On the date beginning the first day of the month following the first anniversary after the date of this prospectus, the holders of approximately                 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act pursuant to a registration rights agreement we intend to enter into in connection with the 2014 Recapitalization. The foregoing number of shares of common stock assume that                  shares of our common stock have been issued pursuant to the 2014 Recapitalization using an assumed offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), an assumed offering date of June 30, 2014 for purposes of calculating accrued and unpaid interest on the Notes and accrued and unpaid dividends on the shares of preferred stock, and the application of the net proceeds to us from this offering as set forth in “Use of Proceeds” elsewhere in this prospectus. For a description of these registration rights, see “Description of Capital Stock—Registration Rights” elsewhere in this prospectus. After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Registration Statements

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 2005 Stock Plan and the 2014 Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock plans, see “Executive Compensation—Employee Benefit Plans” elsewhere in this prospectus.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the “Code,” Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the “IRS,” in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy” elsewhere in this prospectus, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation but that qualifies for a reduced treaty rate may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or a “USRPI,” by reason of our status as a U.S. real property holding corporation, or a “USRPHC,” for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, which Sections are commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA,” on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax will be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless: (1) the foreign financial institution undertakes certain diligence and reporting obligations; (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner; or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations, withholding under FATCA generally will apply to payments of dividends on our common stock made on or after July 1, 2014 and to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Barclays Capital Inc. and Deutsche Bank Securities Inc., have severally agreed to purchase from us and VX Employee Holdings, LLC as a selling stockholder the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus:

Underwriters	Number of Shares
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Cowen and Company, LLC.
Goldman, Sachs & Co..
Imperial Capital, LLC.
LOYAL3 Securities, Inc..
Raymond James & Associates, Inc..

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities. The selling stockholders may be deemed to be underwriters under SEC rules and regulations.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $         per share under the public offering price. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms. This offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us or the selling stockholders per share of common stock. The underwriting discounts and commissions are     % of the initial public offering price. We and the selling stockholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ option to purchase additional shares:

Total Fees
	Per Share	Without Exercise of Option to Purchase Additional Shares	With Full Exercise of Option to Purchase Additional Shares
Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the selling stockholders

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $        . We have agreed with the underwriters to pay all fees and expenses related to the review and qualification of this offering by the Financial Industry Regulatory Authority, Inc. and Blue Sky expenses.

Option to Purchase Additional Shares

Our principal stockholders, funds affiliated with or related to Cyrus Capital and Virgin Group, as option selling stockholders, have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to                  additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus solely to cover overallotments. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. The option selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the initial shares referred to in the above table are being offered.

No Sales of Similar Securities

Each of our executive officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed, subject to customary limited exceptions, not to offer, sell, pledge, contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part, or publicly disclose the intention to do any of the foregoing, without the prior written consent of Barclays Capital Inc. and Deutsche Bank Securities Inc. This consent may be given at any time with or without public notice, other than in the case of our officers and directors, which shall be given with notice. We have entered into a similar agreement with Barclays Capital Inc. and Deutsche Bank Securities Inc., as representatives of the underwriters. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we release earnings results, or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or material event, unless the representatives of the underwriters waive, in writing, such extension.

The LOYAL3 Platform

At our request, the underwriters have reserved up to     % of the shares of common stock offered by this prospectus to be offered to our teammates, Gold and Silver members of our Elevate® frequent flyer program and other invited customers and partners, which we refer to in this prospectus as “Invitees,” through a platform administered by LOYAL3 Securities, Inc., which we refer to in this prospectus as the “LOYAL3 Platform.” Such purchases of shares in this offering through the LOYAL3 Platform will be at the initial public offering price, will be otherwise fee-free to investors and will be in dollar amounts that may include fractional shares. The LOYAL3 Platform is designed to facilitate participation of individual purchasers in initial public offerings in amounts starting at $100. Invitees will be instructed to visit LOYAL3’s website for information about how to become a customer of LOYAL3, which is required to purchase shares of common stock through the LOYAL3 Platform. Sales of our common stock by investors using the LOYAL3 Platform will be completed through a batch or combined order process typically only once per day. The LOYAL3 Platform and information on the LOYAL3 website do not form a part of this prospectus. LOYAL3 Securities, Inc. is a U.S.-registered broker-dealer unaffiliated with our company and is acting as a co-manager of this offering.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Listing

We intend to apply to list the shares of common stock on the NASDAQ Global Select Market, subject to notice of issuance, under the symbol “VA.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us, the selling stockholders and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

•	An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Deutsche Bank Securities Inc. may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Deutsche Bank Securities Inc. may allocate a limited number of shares for sale to its online brokerage customers. A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Discretionary Shares

The underwriters have informed us that they do not expect to sell more than 5% of the common stock in the aggregate to accounts over which they exercise discretionary authority.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Barclays Bank PLC, an affiliate of Barclays Capital Inc., is the agent and a lender, and Deutsche Bank AG, an affiliate of Deutsche Bank Securities Inc., is a lender under our term loan facility. On April 4, 2014, we entered into a five-year term loan credit facility for $40.0 million to finance airport slot purchases with principal repayable in full at maturity. Amounts borrowed under this term loan accrue interest at a rate of LIBOR plus

3.5%, provided that LIBOR is not less than 1.0%, or, at our option, at the greater of (i) the federal funds effective rate plus 3.0%, (ii) one month LIBOR plus 3.0% or (iii) Barclay’s prime rate plus 2.5%. Interest is payable quarterly in arrears. The term loan requires compliance with certain covenants including semi-annual third-party slot appraisal valuation requirements.

Barclays Bank PLC or one of its affiliates will issue the letters of credit under the Letter of Credit Facility described elsewhere in this prospectus. We have agreed to reimburse the Virgin Group for all fees and expenses payable to Barclays Bank PLC.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, which we refer to in this prospectus as a “Relevant Member State,” each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the “Relevant Implementation Date,” it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms for the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the PD 2010 Amending Directive to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the “FSMA,”) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to our company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the “SIX,” or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the issuer, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or the “FINMA,” and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the “CISA.” The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the “DFSA.” This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the “SFA,” (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by us by this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. The underwriters are being represented by Davis Polk & Wardwell LLP, Menlo Park, California, in connection with the offering.

EXPERTS

The consolidated financial statements of Virgin America Inc. at December 31, 2012 and 2013 and for each of the three years in the period ended December 31, 2013 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the SEC website referred to above.

VIRGIN AMERICA INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Virgin America Inc.

We have audited the accompanying consolidated balance sheets of Virgin America Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Virgin America Inc. at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

San Francisco, California

July 25, 2014

Virgin America Inc.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,		June 30,	Pro Forma June 30,
	2012	2013	2014	2014
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$76,018	$155,659	$179,980
Credit card holdbacks	85,344	89,959	164,852
Other receivables, net	9,846	13,708	19,972
Prepaid expenses and other assets	28,018	23,369	21,040

Total current assets	199,226	282,695	385,844
Property and equipment:
Flight equipment	58,457	65,559	69,208
Ground and other equipment	54,090	62,533	65,940
Less accumulated depreciation and amortization	(47,003)	(60,967)	(66,868)

	65,544	67,125	68,280
Pre-delivery payments for flight equipment	69,116	69,116	78,298

Total property and equipment, net	134,660	136,241	146,578
Aircraft maintenance deposits	100,810	159,946	178,605
Aircraft lease deposits	50,349	50,669	50,669
Restricted cash	10,360	12,425	14,513
Other non-current assets	15,617	59,020	94,963

	177,136	282,060	338,750

Total assets	$511,022	$700,996	$871,172

See accompanying notes to the consolidated financial statements.

Virgin America Inc.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,		June 30,	Pro Forma June 30,
	2012	2013	2014	2014
			(unaudited)	(unaudited)
Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$42,867	$43,997	$52,897
Air traffic liability	116,518	138,890	231,124
Other current liabilities	63,349	73,752	81,820
Long-term debt-current portion	3,969	—	—

Total current liabilities	226,703	256,639	365,841
Long-term debt-related parties	813,603	707,969	719,429
Long-term debt	39,462	39,462	79,462
Other long-term liabilities	40,772	59,547	54,946

Total liabilities	1,120,540	1,063,617	1,219,678
Contingencies and commitments (Note 9)
Convertible preferred stock, $0.01 par value. Authorized 16,755,790 shares, 8,377,895 issued and outstanding as of December 31, 2012 and 2013, and June 30, 2014; liquidation value $12,000 as of December 31, 2012 and 2013, and June 30, 2014; no shares authorized, no shares issued and outstanding, pro forma	21,406	21,406	21,406
Stockholders’ equity (deficit)
Preferred stock, $0.01 par value per share. 10,000,000 shares authorized, 0 shares issued and outstanding, pro forma

Common stock, $0.01 par value. Authorized: 394,482,062 (Class A 219,780,000, Class A-1 220,000, Class B 6,981,762, Class C 160,000,000, Class D 100, Class E 100, Class F 100, Class G 7,500,000) shares as of December 31, 2012, 809,702,062 (Class A 427,500,000, Class A-1 220,000, Class B 6,981,762, Class C 360,000,000, Class D 100, Class E 100, Class F 100, Class G 15,000,000) shares as of December 31, 2013, 813,702,062 (Class A 429,500,000, Class A-1 220,000, Class B 6,981,762, Class C 360,000,000, Class D 100, Class E 100, Class F 100, Class G 17,000,000) shares as of June 30, 2014; 750,000,000 Common shares authorized, pro forma; Issued and outstanding: 6,107,489 (Class A 1,874,474, Class A-1 220,000, Class B 3,202,421, Class C 0, Class D 100, Class E 100, Class F 100, Class G 810,294) shares as of December 31, 2012, 6,136,989 (Class A 1,874,474, Class A-1 220,000, Class B 3,202,421, Class C 0, Class D 100, Class E 100, Class F 100, Class G 839,794) shares as of December 31, 2013, and 6,341,531 (Class A 1,874,474, Class A-1 220,000, Class B 3,202,421, Class C 0, Class D 0, Class E 100, Class F 0, Class G 1,044,536) as of June 30, 2014;             Common shares, pro forma

	61	61	63
Additional paid-in capital	193,492	427,381	427,591
Accumulated deficit	(823,269)	(813,125)	(798,496)
Accumulated other comprehensive income (loss)	(1,208)	1,656	930

Total stockholders’ equity (deficit)	(630,924)	(384,027)	(369,912)

Total liabilities and stockholders’ equity (deficit)	$511,022	$700,996	$871,172

See accompanying notes to the consolidated financial statements.

Virgin America Inc.

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended December 31,				Six Months Ended June 30,
	2011	2012	2013		2013	2014
					(unaudited)	(unaudited)
Operating revenues:
Passenger	$950,933	$1,215,178		$1,289,268	$610,061		$633,837
Other	86,175	117,659		135,410	67,345		78,398

Total operating revenues	1,037,108	1,332,837		1,424,678	677,406		712,235

Operating expenses:
Aircraft fuel	417,815	537,501		507,035	249,908		247,423
Aircraft rent	187,876	236,800		202,071	110,725		92,357
Salaries, wages and benefits	138,276	176,216		196,477	94,245		113,143
Landing fees and other rents	87,133	110,165		122,621	58,758		65,507
Sales and marketing	81,901	107,136		106,599	48,184		53,177
Aircraft maintenance	34,596	58,934		61,854	32,892		35,453
Depreciation and amortization	10,155	11,260		13,963	6,408		6,753
Other operating expenses	106,752	126,558		133,177	63,390		64,427

Total operating expenses	1,064,504	1,364,570		1,343,797	664,510		678,240

Operating income (loss):	(27,396)	(31,733)		80,881	12,896		33,995

Other income (expense):
Interest expense-related-party	(71,925)	(113,708)		(68,439)	(49,110)		(18,940)
Interest expense	(3,652)	(2,402)		(2,854)	(1,518)		(1,484)
Capitalized interest	2,320	2,176		534	—		1,116
Interest income and other	264	294		339	193		258

Total other expense	(72,993)	(113,640)		(70,420)	(50,435)		(19,050)

Net income (loss) before income tax	(100,389)	(145,373)		10,461	(37,539)		14,945
Income tax expense	14	15		317	—		316

Net income (loss)	$(100,403)	$(145,388)		$10,144	$(37,539)		$14,629

Net income (loss) per share:
Basic	$(18.96)	$(27.45)		$0.74	$(7.09)		$1.07

Diluted	$(18.96)	$(27.45)		$0.56	$(7.09)		$0.74

Shares used for computation:
Basic	5,296,895	5,296,895		5,296,895	5,296,895		5,296,895
Diluted	5,296,895	5,296,895		9,689,719	5,296,895		11,289,461
Pro forma net income per share (unaudited)
Basic			$			$
Diluted			$			$
Pro forma shares used for computation (unaudited)
Basic
Diluted

See accompanying notes to the consolidated financial statements.

Virgin America Inc.

Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
				(unaudited)	(unaudited)
Net income (loss)	$(100,403)	$(145,388)	$10,144	$(37,539)	$14,629
Fuel derivative financial instruments, net of tax:
Change in unrealized gains (losses)	—	(4,528)	307	(3,002)	(1,227)
Net (gains) losses reclassified into earnings	—	3,320	2,557	(195)	501

Other comprehensive income (loss)	—	(1,208)	2,864	(3,197)	(726)

Total comprehensive income (loss)	$(100,403)	$(146,596)	$13,008	$(40,736)	$13,903

See accompanying notes to the consolidated financial statements.

Virgin America Inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share data)

	Convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders equity (deficit)
	Shares	Amount	Shares	Amount
Balances at December 31, 2010	8,377,895	$21,406	3,545,797	$35	$184,418	$(577,478)	$—	$(393,025)

Net loss	—	—	—	—	—	(100,403)	—	(100,403)
Share-based compensation	—	—	—	—	3,251	—	—	3,251
Issuance of Class C warrants	—	—	—	—	5,704	—	—	5,704

Balances at December 31, 2011	8,377,895	$21,406	3,545,797	$35	$193,373	$(677,881)	$—	$(484,473)

Net loss	—	—	—	—	—	(145,388)	—	(145,388)
Share-based compensation and issuance of Class G common stock	—	—	2,561,692	26	119	—	—	145
Loss on fuel derivative instruments	—	—	—	—	—	—	(1,208)	(1,208)

Balances at December 31, 2012	8,377,895	$21,406	6,107,489	$61	$193,492	$(823,269)	$(1,208)	$(630,924)

Net income	—	—	—	—	—	10,144	—	10,144
Share-based compensation and issuance of Class G common stock	—	—	29,500	—	386	—	—	386
Gain on fuel derivative instruments	—	—	—	—	—	—	2,864	2,864
Gain on debt restructuring	—	—	—	—	150,490	—	—	150,490
Issuance of Class C warrants	—	—	—	—	83,361	—	—	83,361
Other	—	—	—	—	(348)	—	—	(348)

Balances at December 31, 2013	8,377,895	$21,406	6,136,989	$61	$427,381	$(813,125)	$1,656	$(384,027)

Net income (unaudited)	—	—	—	—	—	14,629	—	14,629
Share-based compensation and issuance of Class G common stock (unaudited)	—	—	204,742	2	210	—	—	212
Conversion of Class D and F common stock (unaudited)	—	—	(200)	—	—	—	—	—
Loss on fuel derivative instruments (unaudited)	—	—	—	—	—	—	(726)	(726)

Balances at June 30, 2014 (unaudited)	8,377,895	$21,406	6,341,531	$63	$427,591	$(798,496)	$930	$(369,912)

See accompanying notes to the consolidated financial statements.

Virgin America Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
				(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	$(100,403)	$(145,388)	$10,144	$(37,539)	$14,629
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	10,155	11,260	13,963	6,408	6,753
Share-based compensation	3,251	158	383	38	204
Paid-in-kind interest expense	67,705	99,075	54,258	42,182	11,460
Loss on asset disposition	40	—	—	—	19
Unrealized (gain) loss on fuel derivative instruments	7,682	(389)	1,318	1,547	372
Changes in operating assets and liabilities:
(Increase) decrease in credit card holdbacks	(43,702)	2,922	(4,615)	(75,041)	(74,893)
(Increase) decrease in other receivables, net	(8,367)	6,943	(1,050)	(3,660)	(1,201)
(Increase) decrease in prepaid expenses and other assets	13,475	332	(369)	(5,414)	(3,900)
(Increase) decrease in other non-current assets	(5,935)	1,091	(7,895)	3,411	(14,309)
Increase in aircraft maintenance deposits	(21,817)	(33,609)	(38,134)	(17,052)	(20,097)
Increase in aircraft lease deposits	(9,008)	(765)	(320)	(320)	—
Decrease in restricted cash	(661)	(3,387)	(2,065)	(1,848)	(2,088)
Increase in accounts payable	9,154	816	586	9,770	10,045
Increase in air traffic liability	31,327	12,654	22,372	68,517	92,233
Increase (decrease) in other current liabilities	10,626	(1,730)	10,565	18,663	9,270
Increase (decrease) in other non-current liabilities	7,507	(628)	(8,538)	(686)	(3,438)

Net cash provided by (used in) operating activities	(28,971)	(50,645)	50,603	8,976	25,059

Cash flows from investing activities:
Acquisition of property and equipment and intangible assets	(37,130)	(7,978)	(41,996)	(9,228)	(31,070)
Pre-delivery payments for flight equipment	(1,448)	(19,206)	—	—	(9,182)

Net cash used in investing activities	(38,578)	(27,184)	(41,996)	(9,228)	(40,252)

Cash flows from financing activities:
Proceeds of equity issuance	—	45	3	—	8
Proceeds of debt issuance and warrants from related party, net	215,974	—	75,000	75,000	—
Proceeds of term loan facility	—	—	—	—	40,000
Debt issuance costs	—	—	—	—	(494)
Payment of long-term debt and capital lease obligations	(18,514)	(6,013)	(3,969)	(2,608)	—

Net cash provided by (used in) financing activities	197,460	(5,968)	71,034	72,392	39,514

Net increase (decrease) in cash and cash equivalents	129,911	(83,797)	79,641	72,140	24,321
Cash and cash equivalents, beginning of period	29,904	159,815	76,018	76,018	155,659

Cash and cash equivalents, end of period	$159,815	$76,018	$155,659	$148,158	$179,980

Supplemental disclosure:
Cash paid during the period for:
Interest	$—	$12,383	$17,209	8,075	7,443
Income tax	16	13	74	10	249
Non-cash transactions:
Non-cash loan borrowings on pre-delivery payments for flight equipment	4,345	35,117	—	—	—
Gain on debt restructuring	—	—	150,490	150,490	—
Fair value of warrant issuance	—	—	83,361	83,361	—
Non-cash effect of lease incentives	—	—	30,137	30,137	—

See accompanying notes to the consolidated financial statements.

Virgin America Inc.

Notes to Consolidated Financial Statements

(1)	Basis of Presentation

Virgin America Inc. (the “Company”) manages its operations as a single business unit and only offers air transportation service. Accordingly, the Company concluded that it operates in one segment, air transportation service. The consolidated financial statements include the accounts of the Company and its variable interest entity, VX Employee Holdings LLC, for which it is the primary beneficiary. See Note 10—Stockholders’ Equity for additional information. The consolidated financial statements were prepared in conformity with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). Certain prior year amounts have been reclassified to conform to current year presentation. These amounts were not material to any of the periods presented.

The accompanying interim consolidated balance sheet as of June 30, 2014, the consolidated statement of convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2014, and the consolidated statements of operations, comprehensive income (loss), and cash flows for the six months ended June 30, 2013 and 2014 and the related footnote disclosures are unaudited. These unaudited interim financial statements have been prepared in accordance with U.S. GAAP. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include normal recurring adjustments necessary for the fair presentation of the Company’s statement of financial position as of June 30, 2014 and its results of operations and its cash flows for the six months ended June 30, 2013 and 2014. The results for the six months ended June 30, 2014 (unaudited) are not indicative of the results expected for the full year.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

For the consolidated financial statements as of December 31, 2012 and 2013 and for each of the three years in the period ended December 31, 2013, the Company evaluated subsequent events through July 25, 2014, the date the consolidated financial statements were available for issuance. For the consolidated financial statements as of June 30, 2014 (unaudited) and for the six months ended June 30, 2013 (unaudited) and 2014 (unaudited), the Company evaluated subsequent events through September 5, 2014.

(2)	Unaudited Pro Forma Balance Sheet

In connection with the Company’s initial public offering, the Company intends to enter into a recapitalization agreement with certain securityholders that will substantially modify the number of outstanding shares of common stock, the principal and accrued but unpaid interest outstanding pursuant to the Related-Party Notes, the number of outstanding Related-Party Warrants and the number of outstanding shares of convertible preferred stock immediately preceding the consummation of the offering (which transactions are referred to herein as the “2014 Recapitalization”). The 2014 Recapitalization will occur concurrently with the pricing of the offering. The unaudited pro forma balance sheet gives effect to the following transactions as if they had occurred as of June 30, 2014:

•

The repayment of $100.0 million of Related-Party Notes with cash released from cash collateral held by the Company’s credit card processors in connection with the establishment of the Letter of Credit Facility arranged by the Virgin Group;

•

The issuance of a $50.0 million note (the “Post-IPO Note”) in exchange for the cancellation of $50.0 million of Related-Party Notes held by the Virgin Group. The Post-IPO Note will bear an interest rate of 5% per year, compounded annually, and would become due eight years after the date of the closing of

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

this offering or six years after the date of the closing of this offering, if the Company terminates the Letter of Credit Facility;

•

The repayment of principal and accrued interest due under certain Related-Party Notes with net proceeds from this offering, using assumed net proceeds of $        million, the specified cash proceeds to be allocated to the Company, and an assumed initial public offering price of $        per share (the midpoint of the price range on the cover of this prospectus);

•

The exchange of approximately $        million of principal plus accrued interest due under certain Related-Party Notes for             shares of common stock based on the assumed initial public offering price of $         (the midpoint of the price range on the cover of this prospectus);

•

The issuance of             shares of the Company’s common stock upon the exchange or exercise of certain warrants based on an assumed initial public offering price of $        per share (the midpoint of the price range on the cover page of this prospectus);

•	The conversion of each share of convertible preferred stock and Class A, Class A-1, Class B, Class C and Class G common stock into shares of common stock as follows:

Share Class	Shares Converted		New Common Shares Issued
Class A	1,874,474		1,874,474
Class A-1	220,000		220,000
Class B	3,202,421		3,202,421
Class E	100	*	—	*
Class G	1,044,536		1,044,536
Preferred stock	8,377,895		8,377,895

*	Class E shares were extinguished in September 2014.

•	The payment of $ million of payments that have been accelerated under the terms of the lease agreements;

•

The present value of estimated license fee payments in excess of the fair value, which is $33.1 million, under the terms of a 25-year brand license agreement with the Virgin Group. In connection with the 2014 Recapitalization, we agreed to increase the license fee from 0.5% to 0.7% of total revenue commencing the first quarter of 2016 until annual revenue exceeds $4.5 billion. The Company recorded the fair value of the increase as reduction in related-party debt and an increase in other long-term liabilities, as it is a part of the consideration to the Virgin Group for completing the 2014 Recapitalization;

•

The increase in the accumulated deficit associated and additional paid in capital with the stock compensation expense for performance-based awards that are contingent on the completion of this offering and, for those grants that also have a service condition, where the underlying service conditions have been met. The increase also includes the increase in accumulated deficit and additional paid in capital associated with 1,650,000 shares of common stock approved by the Company’s board of directors, issued to certain executive officers and management upon completion of this offering and that have no service conditions. For grants that also have a service condition, the Company included only the service period already rendered. The Company calculated the adjustment based on the number of shares granted multiplied by the grant date fair value on a grant-by-grant basis; and

•	The presentation of the excess of the recorded amount of debt and preferred stock above the cash and other consideration to be received of $ million as additional paid in capital.

Refer to Note 15—Net Income Per Share for additional information related to unaudited pro forma net income per share.

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

(3)	2013 Recapitalization

In May 2013, after approval from the U.S. Department of Transportation, the Company executed a series of agreements with its two largest stockholders, funds affiliated with or related to Cyrus Capital Partners, L.P. (collectively, “Cyrus Capital”) and certain affiliates of Virgin Group Holdings Limited (collectively, the “Virgin Group”) to recapitalize the Company. Under the agreements, the stockholders agreed to modify and exchange a portion of the Company’s existing related-party debt, primarily accrued paid-in-kind interest on certain older debt and principal as well as accrued interest on all subordinated debt, and the Company issued an additional $75.0 million new debt and warrants to purchase common stock. As a condition to this recapitalization, the Company also amended substantially all of its lease agreements with its existing aircraft lessor to reduce monthly base rent and / or maintenance reserve payments through monthly cash rent rebates. Under some of its leases, the Company also extended the lease terms by three to five years. See Note 9—Contingencies and Commitments for additional information.

A summary of the key terms of the recapitalization agreements is as follows:

a) The Company’s stockholders exchanged $556.0 million of related-party debt which previously had contractual interest rates of 15%-20% per year for $369.1 million of related-party debt at a lower interest rate of 5% per year (5% Notes) and for warrants to purchase 160.0 million shares of Class C common stock at an exercise price of $2.50 per share.

b) The principal and accrued interest of approximately $131.5 million of related-party subordinated notes (the Subordinated Notes), along with the associated warrants, were exchanged for warrants to purchase 7.4 million shares of Class C common stock at an exercise price of $0.01 per share;

c) The Company issued $75.0 million aggregate principal amount of new debt pursuant to the Fifth Note Purchase Agreement (the “FNPA II”), which debt had a stated paid-in-kind annual interest rate of 17%, and also issued warrants to purchase 7.7 million shares of Class C common stock at an exercise price of $2.50 per share.

The Company evaluated the accounting for the modification of its related-party debt in accordance with the guidance established for troubled debt restructurings, which requires that the debtor must be experiencing financial difficulty and that the creditor must have granted a concession. The Company determined that it met both criteria. The Company was experiencing financial difficulty because of the unsustainable and growing amount of related-party debt, which was subject to annual compounding at interest rates of up to 20%. More specifically, the Company evaluated circumstances against a list of criteria specified in the accounting guidance and concluded that the definition of financial difficulty was met as (a) there was significant doubt as to the Company’s ability to continue as a going concern in 2014 absent a restructuring, (b) the Company’s projection of its entity-specific cash flows would be insufficient to service the debt without restructuring, (c) the Company would not be able to obtain funding from sources other than existing creditors at an effective interest rate equal to the current market interest rate for similar debt and (d) the Company’s lenders agreed to restructure the debt due to the Company’s financial difficulties and not solely to reflect any decrease in market interest rates. Further, the Company determined that its lenders had granted concessions by agreeing to forgive certain debt and reduce stated interest rates on remaining debt in exchange for Related-Party Warrants. This accounting analysis was performed separately for the Virgin Group and Cyrus Capital, who hold all of the related-party debt. The accounting guidance requires the Company to compare the recorded value of the modified and new debt on a per creditor basis to its restructured undiscounted cash flows over the life of the loan, including cash flows associated with the remaining scheduled interest and principal payments. For the Virgin Group, the remaining value of the related-party debt, after reduction for issuance of warrants, was adjusted to equal its undiscounted cash flows. As such, the Company effectively reduced the value of the modified and new debt to a level that results in an effective interest rate going forward of zero percent. The Company recognized a restructuring gain of

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

$150.5 million as a capital contribution with a direct increase to additional paid-in capital. This gain amount represents the value necessary to adjust the debt to equal the remaining undiscounted cash flows of the restructured debt, and was recorded to equity due to the related-party nature of the creditor. For Cyrus Capital, the undiscounted cash flows exceeded the recorded value of the modified and debt, and as such, the modified and new debt will be accreted up to its maturity value using the effective interest rate inherent in the restructured cash flows. Warrants issued in connection with the debt restructuring were deemed to be freestanding instruments and were recorded at a fair value of $83.4 million on the date of issuance with a reduction to the carrying amount of the related-party debt value (prior to the application of the undiscounted cash flow test described above) and a corresponding decrease to stockholders’ deficit.

The Company utilizes third-party independent valuation reports to assist its board of directors the valuation of Related-Party Warrants, which incorporate a calculation of enterprise value on the Company’s projected future earnings using a discounted cash flow analysis and deducting from the enterprise value the present value of the existing capital structure, debt and other obligations. Related-Party Warrants issued in 2013 with exercise prices of $0.01 and $2.50 were determined to have a fair value of $1.11 per share and $0.45 per share, respectively, based on the Black Scholes option pricing model using the following key assumptions: expected term of 5.0 years, a common stock fair value of $1.12, a risk-free interest rate of 0.83%, no expected dividends and 70.0% estimated share price volatility.

The terms and conditions of an existing related-party note payable (the Fourth Note Purchase Agreement or FNPA) were not affected by the recapitalization.

The following table summarizes the recapitalization and debt restructuring related activities on May 10, 2013 (in thousands):

	Instruments impacted by restructuring - Virgin Group	Instruments impacted by restructuring - Cyrus Capital	Related party instruments not impacted by restructuring - FNPA	Third-party debt	Total debt
Balance pre-restructuring May 10, 2013	$653,428	$34,128	$164,095	$39,462	$891,113
New debt issuance (FNPA II) (1)	38,059	38,059	—	—	76,118
Issuance of warrants	(77,880)	(5,481)	—	—	(83,361)
Gain on debt restructuring:
Debt reduction (concession) (2)	(230,295)	(4,753)	—	—	(235,048)
Reduction in future interest (2)	79,805	4,753	—	—	84,558

Gain on debt restructuring	(150,490)	—	—	—	(150,490)

Balance after restructuring May 10, 2013 (3)	$463,117	$66,706	$164,095	$39,462	$733,380

(1)	The balances of the Virgin Group and Cyrus Capital each include $0.6 million of interest accrued on the principal amount while the loan proceeds were held in escrow prior to completing the restructuring.
(2)	The Virgin Group’s reduction was for principal and future interest, whereas Cyrus Capital’s reduction is for future interest only.
(3)	The balance of $463.1 million for the Virgin Group and $66.7 million for Cyrus Capital represents the carrying values of the related-party debt, which was recorded under the accounting guidance established for troubled debt restructurings. As such, the carrying amounts differed and exceeded the contractual obligation or redemption value of $382.8 million for the Virgin Group and $61.4 million for Cyrus Capital, by $80.3 million and $5.3 million respectively, which reflects the inclusion of certain future interest payments under the troubled debt restructuring accounting described in Note 3.

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company also amended its existing aircraft purchase agreement with Airbus in December 2012, reducing its commitment to purchase 60 A320 aircraft to 40 aircraft and deferring delivery dates to begin in 2015. Under the terms of the Company’s aircraft purchase agreement, the Company is committed to making pre-delivery payments at varying dates prior to delivery. Under the amended agreement, the Company obtained cancellation rights for 30 of the 40 remaining aircraft, which are exercisable in groups of five aircraft two years prior to the stated delivery periods in 2020 to 2022, subject to loss of deposits and credits as a cancellation fee.

(4)	Summary of Significant Accounting Policies

(a)	Cash and Cash Equivalents

Cash and cash equivalents consist of short-term, highly liquid investments with an original maturity date of three months or less when purchased. Cash equivalents primarily include money market funds and certificates of deposit.

(b)	Restricted Cash

Restricted cash primarily consists of cash collateral securing letters of credit for airport facility leases.

(c)	Credit Card Holdbacks

Credit card holdbacks are amounts due from credit card processors associated with sales for future travel and are carried at cost. Under the terms of the Company’s credit card processing agreements, certain proceeds from advance ticket sales are held back to serve as collateral by the credit card processors, due to the Company’s credit and in part to cover any possible refunds or chargebacks that may occur. These holdbacks are short-term, as the travel for which they relate occurs within twelve months.

(d)	Fuel Derivative Financial Instruments

The Company accounts for fuel derivative financial instruments at fair value and recognizes such instruments in the accompanying consolidated balance sheets in other current assets under prepaid expenses and other assets if the total net unsettled fair value balance is in a gain position, or other current liabilities if in a net loss position. For derivatives designated as cash flow hedges, changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into earnings within aircraft fuel expense when the hedged item affects earnings. For derivatives that are not designated as cash flow hedges, the Company records changes in the fair value of such derivative contracts within aircraft fuel expense in the accompanying statements of operations. These amounts include both realized gains and losses and mark to market adjustments of the fair value of derivative instruments not yet settled at the end of each period.

(e)	Impairment of Long-Lived Assets

The Company evaluates its long-lived assets used in operations for impairment when events and circumstances indicate that the undiscounted cash flows to be generated by that asset are less than the carrying amounts of the asset and may not be recoverable. Factors that would indicate potential impairment include, but are not limited to, significant decreases in the market value of the long-lived asset, a significant change in the long-lived asset’s physical condition, and operating or cash flow losses associated with the use of the long-lived asset. If an asset is deemed to be impaired, an impairment loss is recorded for the excess of the asset book value in relation to its estimated fair value.

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

(f)	Property and Equipment

The Company records its property and equipment at cost less accumulated depreciation and amortization, and depreciates these assets on a straight-line basis to their estimated residual values over their estimated useful lives. Additions and modifications that enhance the operating performance of assets are capitalized. Leasehold improvements generally are amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the remaining term of the lease. The Company capitalizes certain costs related to the acquisition and development of computer software for internal use. These costs are amortized using the straight-line method over the estimated useful life of the software, generally one to three years. Software and licenses were $8.1 million, $9.5 million and $10.4 million as of December 31, 2012, 2013 and June 30, 2014 (unaudited), respectively. Amortization expense associated with software and licenses were $2.4 million, $2.4 million, $3.0 million, $1.4 million and $1.8 million in 2011, 2012, 2013 and for the six months ended June 30, 2013 (unaudited) and 2014 (unaudited), respectively.

Estimated useful lives and residual values for property and equipment are as follows:

	Classification in accompanying consolidated balance sheets	Estimated useful life	Residual value
Aircraft and engine leasehold improvements	Flight equipment	Lesser of useful life or lease term: 1-15 years	0%
Building leasehold improvements	Ground and other equipment	Lesser of 10 years or lease term	0%
Software and licenses	Ground and other equipment	1-3 years	0%
Computer and network equipment	Ground and other equipment	3-7 years	0%
Office furniture and other equipment	Ground and other equipment	5-10 years	0%

(g)	Capitalized Interest on Pre-Delivery Payments for Flight Equipment

Interest attributable to funds used to finance the acquisition of new aircraft (i.e. pre-delivery payments) are capitalized as an additional cost of the related asset two years prior to the intended delivery date, when the Company estimates that the aircraft are being manufactured. Interest is capitalized at the Company’s weighted average interest rate on long-term debt or, where applicable, the interest rate related to specific borrowings. Capitalization of interest ceases and expensing commences when the asset is ready for its intended use.

(h)	Intangible Assets

Intangible assets are comprised of domestic airport slots and operating rights in the accompanying consolidated balance sheets. The assets are recorded as indefinite lived and as such, are not amortized but instead are tested for impairment annually or more frequently if events or changes in circumstances indicate impairment. Such triggering events may include significant changes to the Company’s network or capacity, or other changes impacting slot utilization and valuation.

(i)	Deferred Rent and Deferred Rent Credits

Deferred rent and deferred rent credits are included in current and non-current other assets or liabilities in the accompanying consolidated balance sheets based on the timing of when amounts are due or will be recognized. Deferred rent represents the Company’s recognition of rent leveling under its operating leases on a straight-line basis over the lease term.

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

Deferred rent credits are primarily related to aircraft manufacturer incentives, deferred gains and losses on sale and leaseback transactions, and aircraft lease incentives.

The Company receives manufacturer incentives on aircraft that are recognized as prepaid assets, with an offsetting deferred rent credit for leased aircraft. The prepaid asset is charged to expense as the credits are used and the deferred credit is recognized as a reduction in aircraft rent expense over the lease term. The Company also periodically receives certain manufacturer incentives in connection with the acquisition of aircraft and engines. These incentives are deferred until the aircraft and engines are delivered and then applied as a reduction of the cost of the related equipment.

Gains and losses on aircraft sale and leaseback transactions are deferred and amortized over the terms of the related leases as an adjustment to aircraft rent expense.

In connection with the 2013 Recapitalization, when the Company amended its aircraft leases and extended lease terms, a number of aircraft and engine major maintenance events that were previously estimated to occur after the original lease term are now expected to occur within the extended lease term. As a result, the Company recorded $30.1 million of lease incentives associated with previously expensed supplemental rent payments that are now expected to be recoverable by virtue of the lease term extensions. These lease incentives were recorded as an increase to aircraft maintenance deposits and an increase to other liabilities in the Company’s consolidated balance sheet in 2013. The Company determined that a lease incentive resulted from the lease extension when the amount expected to be reimbursed in the future exceeds the amount of maintenance deposit currently on the balance sheet plus any future payments to be made through the date of the qualifying maintenance event. Any excess amount was recorded as an incentive to the extent there were supplemental rent payments made during the lease term that had previously been expensed. The Company calculated its lease incentives on a maintenance event by maintenance event basis, consistent with the manner in which supplemental rent payments are made to the lessors.

The Company also has several leases for aircraft that were used before they were leased by the Company. Upon the occurrence of a maintenance event, the lessor will fund the cost of maintenance events for the periods in use prior to the commencement of the Company’s lease for such aircraft. Consistent across all aircraft leases, the estimated value of the Company’s rights under the lease to receive reimbursement for these maintenance events is recorded as a lease incentive with an offsetting liability that is amortized as a reduction in aircraft rent over the term of the related leases.

(j)	Revenue Recognition

The Company generates the majority of its revenue from sales of passenger tickets. The Company initially defers ticket sales as air traffic liability and recognizes passenger revenue when the passenger flight occurs. Passenger revenue also includes upgrade fees, which are recognized when the related flights occur.

Tickets expire one year from the date of issuance, if unused by the passenger. Travel credits are also issued to passengers for certain changes to flights, if a residual value exists after application of any applicable change fee. Travel credits also expire one year from the date of issuance. The Company estimates and records advanced breakage for tickets and travel credits that it expects will expire unused. These estimates are based upon the Company’s historical experience of expired tickets and travel credits and consider other facts, such as recent aging trends, program changes and modifications that could affect the ultimate expiration patterns of tickets and travel credits.

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

Other revenue consists of baggage fees, change fees, seat selection fees, passenger-related service fees, and inflight meals and entertainment. The Company recognizes revenue for baggage fee, seat selection fee, and passenger-related service fees when the associated flight occurs. Change fee revenues are recognized as they occur.

The Company is also required to collect certain taxes and fees from passengers on behalf of government agencies and remit these to the applicable agency on a periodic basis. These taxes and fees include U.S. federal transportation taxes, federal security charges and airport passenger facility charges. These taxes and fees are collected from passengers when they purchase a ticket, but are not included in passenger revenue. The Company records a liability upon collection and relieves the liability when payments are remitted to the applicable government agency.

The Company’s Elevate® loyalty program provides frequent flyer travel awards to program members based upon accumulated points. Points are accumulated as a result of travel, purchases using the co-branded credit card, and purchases from other participating partners. The program has an 18-month expiration period for unused points from the month of last account activity. For all points earned under the Elevate program, the Company has an obligation to provide future travel when these reward points are redeemed. With respect to points earned as a result of travel, or flown points, the Company recognizes a liability and a corresponding sales and marketing expense, representing the incremental cost associated with the obligation to provide travel in the future, as points are earned by passengers. The Company offers redemption of points for Elevate program members through travel on its own flights and its partner airlines. Incremental cost for points to be redeemed on flights is estimated based upon historical costs, which include the cost of fuel, passenger fees, complimentary beverages, insurance, miscellaneous passenger supplies and other airline payments. The Company adjusts its liability periodically for changes in estimates of incremental cost, average points to redeem and breakage estimates.

The Company accounts for member points sold to partners, or sold points, including points related to participation in other providers’ affinity loyalty programs and member purchases with partner credit card companies as multiple-element arrangements. These arrangements have historically consisted of two elements: transportation and brand marketing-related activities. The transportation element represents the fair value of the travel that the Company will ultimately provide when the sold points are redeemed. The brand and marketing element consists of brand marketing related activities conducted with participating partners. For points earned from purchases through the original co-branded credit card agreement (“Original Co-Brand Agreement’), the Company recorded deferred revenue using the residual method. The fair value of a point is estimated using the average points redeemed and the estimated value of purchased tickets with the same or similar restrictions as frequent flyer awards. The Company recognizes points redeemed as passenger revenue when the awards are redeemed and the related travel occurs. The Company recognizes the residual portion, if any, upon sale of points as other revenue associated with the other marketing services delivered.

In 2013, the Company entered into a new co-branded credit card agreement with a new partner (“New Co-Brand Agreement”). The New Co-Brand Agreement has a seven year term beginning January 1, 2014 when the new co-branded card was introduced and services to members began. Services with standalone value provided under this agreement include: (i) the point or the travel component; (ii) companion certificates for annual travel discounts up to $150; (iii) unlimited access to the use of the Company’s brand and customer list; (iv) advertising; (v) waived bag fees which are limited to the first checked bag for the cardholder and its companion traveling on the same flight purchased using the card; (vi) unlimited waived change fees provided the ticket is purchased using the premium card; and (vii) unlimited discounts on purchases made through the Company’s Red® inflight entertainment system using the co-branded credit card. Under the New Co-Brand Agreement, the credit card partner is required to provide annual guaranteed advance payments over the contract term. Any unearned

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

advance at the end of the calendar year is carried over to the following year until the contract expires. At the end of the contract, the Company has no obligation to refund any unearned advances to the partner. As of June 30, 2014 (unaudited), excess advances totaled $21.3 million, which the Company recorded as air traffic liability.

Under the revenue recognition rules for multiple element arrangements, the Company determines best estimated selling price (“BESP”) of each element and allocates the arrangement consideration using the relative selling price of each element. Based upon the preliminary valuation of the New Co-Brand Agreement, the majority of the value is attributable to point or the travel component and brand and customer list, for which the BESP is determined using management and market assumptions as well as other judgments necessary to determine the estimated selling price of each element. When developing the relative selling price allocation attributable to the points or travel component, the Company primarily considered the total number of points expected to be issued, the BESP for points (specifically the value at which points could be redeemed for free or discounted travel), the number of points expected to be redeemed, and the timing of redemptions. The BESP for points is derived based upon management estimate of the redemption rate used by its guests to convert points into the equivalent ticket value for travel on either Virgin, or one of its airline partners. This estimate also considered anticipated point devaluation and discounting factors driven by redemption timing. For brand and customer list, the Company considered brand power, the size of the Company’s customer list as well as the market royalty rate for equivalent programs. Management estimates of the BESP will not change, but the allocation between elements may change based upon changes in the ultimate volume of sales of each element during the term of the contract.

The Company recognizes and records revenue for the majority of the travel related elements in accordance with its existing policies for such services. Revenue for brand and advertising are recognized in other revenue as such services are provided ratably over the contract term. Revenue from making available unlimited services such as waived bag fees, waived change fees and inflight discounts are recognized in other revenue on a ratable basis over the contract term subject to a contract limitation based upon the proportion of cumulative points issued to total contract points expected to be issued.

The Company estimates breakage for sold points, using a regression analysis model supplemented with qualitative considerations, which include the history and success of the program, as well as member behavior. In addition, the Company also considers redemption trends by performing a weighted average redemption rate calculation to evaluate the reasonableness of the calculated breakage rates. Breakage is recorded for sold points under the redemption method using points expected to be redeemed and the recorded deferred revenue balance to determine a weighted average rate, which is then applied to actual points redeemed. A change in assumptions as to the period over which points are expected to be redeemed, the actual redemption patterns, or the estimated fair value of points expected to be redeemed could have a material impact on revenue in the year in which the change occurs as well as in future years. Management estimates could change in the future as Elevate members’ behavior changes and more historical data is collected.

(k)	Airframe and Engine Maintenance and Repair

The Company accounts for qualifying major engine maintenance under the deferral method wherein overhaul costs and replacement of engine limited life parts are capitalized and amortized as a component of depreciation and amortization expense up to the earlier of lease end or the estimated date for the next engine overhaul. The Company has an engine services agreement with a third party vendor covering major maintenance for nearly all engines. Under the terms of the agreement, the Company pays a set dollar amount per engine hour flown at the time the engine repair occurs and a smaller amount per engine hour flown monthly in arrears. As of December 31, 2013 and June 30, 2014 (unaudited), no major engine maintenance costs had been capitalized due to the young age of the Company’s fleet. Regular airframe and other routine maintenance are expensed as incurred.

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company has a separate maintenance-cost-per-hour contract for management and repair of certain rotable parts to support airframe and engine maintenance and repair. This agreement requires monthly payments based upon utilization, such as flight hours, cycles and age of the aircraft, and in turn, the agreement transfers certain risks to the third-party service provider. Expense is recognized based on the contractual payments, as these substantially match the services being received over the contract period.

(l)	Aircraft Maintenance Deposits

The Company is contractually required to make supplemental rent payments to aircraft lessors which represent maintenance reserves made solely to collateralize the lessor for future maintenance events. Under most leases, the lease agreements provide that maintenance reserves are reimbursable upon completion of the major maintenance event in an amount equal to the lesser of (i) the amount of the maintenance reserve held by the lessor associated with the specific major maintenance event or (ii) the qualifying costs related to the specific major maintenance event.

The supplemental payments that are expected to be recovered from lessors are recorded as aircraft maintenance deposits in the accompanying consolidated balance sheets. When it is not probable that amounts on deposit with lessors will be recovered, such amounts are expensed as a component of aircraft rent expense. When the underlying maintenance event is performed, the cost is either capitalized for engines or expensed for all other major maintenance and the deposit is reclassified to other receivables in the accompanying consolidated balance sheets.

The terms of the Company’s aircraft lease agreements also provide that most unused maintenance reserves held by the lessor which relate to major maintenance events that fall outside of the lease term are nonrefundable at the expiration of the lease and will be retained by the lessor. The Company charges supplemental rent payments to aircraft rent expense in the accompanying consolidated statements of operations when it becomes less than probable that amounts will be recovered.

The Company makes certain assumptions at the inception of the lease and at each balance sheet date to determine the recoverability of maintenance deposits. These assumptions are based on various factors such as the estimated time between the maintenance events, the cost of future maintenance events and the number of flight hours the aircraft is estimated to be utilized before it is returned to the lessor. Changes in estimates related to maintenance reserve payments are accounted for on a prospective basis.

(m)	Advertising

The Company expenses advertising and the production costs of advertising as incurred. Advertising and marketing expense was $33.1 million, $42.9 million and $38.6 million for the years ended December 31, 2011, 2012, and 2013, respectively, and $19.4 million and $15.5 million for the six months ended June 30, 2013 (unaudited) and 2014 (unaudited), respectively.

(n)	Share-Based Compensation

Share-based compensation expense for stock options and restricted stock units is measured at fair value on the date of grant. The Company utilizes third party independent valuation reports to assist with valuation of options and restricted stock units and uses the Black-Scholes option pricing model for service condition grants. The Company recognizes share-based compensation expense net of estimated forfeitures. The Company estimates its forfeiture rate based on historical activity. Share-based compensation expense is recognized over the requisite service period on a straight line basis, including awards subject to graded vesting.

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company grants performance and market-based options and restricted stock units to employees and directors. With respect to certain stock awards, the performance conditions restrict exercisability or settlement until certain liquidity events occur, such as a qualifying initial public offering (IPO) or change in control. The market conditions further restrict such exercisability or settlement upon the occurrence of such liquidity event to attain a certain targeted minimum market price. For those awards that vest over a fixed service period, if they do not become exercisable before an employee’s termination, they are forfeited. Share-based compensation expense will be recorded in connection with these stock awards when it is probable that the performance conditions will be met.

(o)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences among the financial statements, carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company provides a valuation allowance for net deferred tax assets when it is more likely than not that some portion, or all of its deferred tax assets, will not be realized. The realization of deferred tax assets is dependent on future taxable income, including reversals of deferred tax liabilities, during the periods in which those temporary differences will become deductible. Future taxable income is dependent on the Company’s financial performance, the market environment in which the Company operates, the utilization of past tax credits and the length of relevant carryback and carryforward periods.

(p)	Concentrations of Risk

The Company’s credit card holdbacks are concentrated to a few companies. These receivables do not represent a significant concentration of risk at December 31, 2013 or June 30, 2014 (unaudited) due to the frequency with which settlement of the holdbacks takes place.

Fuel derivative instruments expose the Company to credit loss in the event of non-performance by counterparties to the agreements. The amount of such credit exposure is generally limited to the positive fair value of the Company’s outstanding contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits exposure to a single counterparty by transacting with multiple large, well-known financial institutions, and monitors market position relative to each counterparty. Some of the agreements require cash deposits to be placed at another institution if the counterparty credit rating drops below a specified threshold. Such provisions did not affect the Company’s financial position as of December 31, 2013 or June 30, 2014 (unaudited).

(q)	New Accounting Standards or Updates Recently Adopted

In December 2011, the Financial Accounting Standards Board (FASB) issued an accounting standards update requiring enhanced disclosures about certain financial instruments and derivative instruments that are offset in the balance sheet or that are subject to enforceable master netting arrangements or similar agreements. In January 2013, the FASB issued an accounting standards update that limited the scope of the previous update issued in December 2011 and its new balance sheet offsetting disclosure requirements to derivatives. The

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

accounting standards updates became effective for the Company as of January 1, 2013. As a result of the application of the accounting standards updates, the Company has provided additional disclosure in Note 7 Financial Derivative Instruments and Risk Management.

In July 2012, the FASB issued an accounting standards update intended to simplify how an entity tests indefinite-lived intangible assets other than goodwill for impairment by providing companies with an option to perform a qualitative assessment to determine whether further impairment testing is necessary. This accounting standards update became effective for the Company as of January 1, 2013, and its adoption did not have any impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued an accounting standards update to require reclassification adjustments from other comprehensive income to be presented either in the financial statements or in the notes to the financial statements. This accounting standard became effective for the Company as of January 1, 2013. As a result of the application of this accounting standards update, the Company has provided additional disclosures in the consolidated statements of other comprehensive income.

In July 2013, the FASB issued an accounting standards update that provides guidance on the financial statement presentation of unrecognized tax benefits when a net operating loss (NOL) carryforward or a tax credit carryforward exists. Under the new standard update, unrecognized tax benefits related to NOLs or tax credit carryforwards are to be presented in the financial statements as a reduction to a deferred tax asset. This accounting standard update became effective for the Company as of January 1, 2014. The adoption of the accounting standard update did not have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB and IASB jointly issued a comprehensive new revenue recognition standard that will replace most existing revenue recognition standards under U.S. GAAP and IFRS. The new standard will require the Company to recognize revenue when goods or services are transferred to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. As a result, the Company will need to use more judgments and estimates to determine when and how revenue is recognized than U.S. GAAP currently requires. The new standard will become effective for the Company on January 1, 2017. The Company is still evaluating the impact of adopting the accounting standard on its consolidated financial statements.

In June 2014, the FASB issued an accounting standards update that provides guidance on accounting for share-based compensation when the terms of an award provide that a performance target could be achieved after the requisite service period. The standard provides guidance that this performance target should not be included in the estimate of the award’s grant date fair value. The standard requires compensation cost to be recognized over the required service period if it is probable that the service condition will be achieved. This guidance will be effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2015 and can be applied either prospectively or retrospectively to all awards outstanding as of the beginning of the earliest annual period presented as an adjustment to opening retained earnings. Early adoption is permitted. The Company does not expect this accounting standards update to have a material impact on the consolidated financial statements.

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

(5)	Balance Sheet Components

Following are components of current and non-current other assets and liabilities in the accompanying consolidated balance sheets (in thousands):

Prepaid expenses and other assets:

	December 31,		June 30, 2014
	2012	2013
			(unaudited)
Prepaid expenses and other assets	$18,263	$10,896	$13,495
Aircraft maintenance deposits—current portion	9,755	12,473	7,545

	$28,018	$23,369	$21,040

See Note 4—Summary of Significant Accounting Policies for additional information about aircraft maintenance deposits.

Other non-current assets:

	December 31,		June 30, 2014
	2012	2013
			(unaudited)
Intangible assets	$—	$27,000	$49,000
Deferred rent asset	—	24,634	40,291
Other	15,617	7,386	5,672

	$15,617	$59,020	$94,963

Other current liabilities:

	December 31,		June 30, 2014
	2012	2013
			(unaudited)
Accrued salaries, wages and benefits	$14,834	$21,292	$19,619
Accrued taxes and fees for passenger travel	11,611	13,057	16,060
Accrued property taxes	9,810	10,779	14,582
Deferred revenue	4,649	1,962	1,001
Other	22,445	26,662	30,558

	$63,349	$73,752	$81,820

Other liabilities, non-current:

	December 31,		June 30, 2014
	2012	2013
			(unaudited)
Deferred rent credits	$38,205	$57,672	$52,966
Other	2,567	1,875	1,980

	$40,772	$59,547	$54,946

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

See Note 4—Summary of Significant Accounting Policies for additional information about deferred rent credits associated with lease incentives.

(6)	Fair Value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value for assets and liabilities, the Company considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability. The accounting guidance establishes a fair value hierarchy based upon the level of independent, objective evidence available to support the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. As a basis for considering such assumptions, the fair value hierarchy is as follows:

Level 1	Observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level 2	Observable inputs other than Level 1 prices such as quoted prices in active markets for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term for the assets or liabilities.

Level 3	Unobservable inputs in which there is little or no market data and that are significant to the fair value of the assets or liabilities.

The following is a listing of the Company’s assets and liabilities required to be measured at fair value on a recurring basis and where they are classified within the fair value hierarchy as of December 31, 2012, 2013, and June 30, 2014 (unaudited) respectively (in thousands):

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$50,002	$—	$—	$50,002
Restricted cash	10,360	—	—	10,360
Heating oil collars fuel derivative instruments asset, net	—	172	—	172
Brent calls derivative instrument asset, net	—	1,007	—	1,007

	$60,362	$1,179	$—	$61,541

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$45,005	$—	$—	$45,005
Restricted cash	12,425	—	—	12,425
Heating oil collars fuel derivative instruments asset, net	—	811	—	811
Brent calls derivative instrument asset, net	—	1,609	—	1,609

	$57,430	$2,420	$—	$59,850

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

	June 30, 2014 (unaudited)
	Level 1	Level 2	Level 3	Total
Assets (Liability)
Cash equivalents	$60,006	$—	$—	$60,006
Restricted cash	14,513	—	—	14,513
Heating oil collars fuel derivative instruments liability, net	—	1,196	—	1,196
Brent calls derivative instrument liability, net	—	(555)	—	(555)

	$74,519	$641	$—	$75,160

Cash and cash equivalents include money market securities that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within the fair value hierarchy. The Company maintains cash and cash equivalents with various high quality financial institutions.

The Company’s fuel derivative instruments are privately negotiated contracts and are not traded on public exchanges. The Company’s derivative instruments are primarily classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs. Inputs to the valuation models include contractual terms, market prices, yield curves, fuel price curves, and measures of volatility.

The Company utilizes third-party independent valuation reports to assist with valuation of related-party warrants and related debt balances which incorporate a calculation of enterprise value on the Company’s projected future earnings using a discounted cash flow analysis and deducting from the enterprise value the present value of the existing capital structure, debt and other obligations. Related-party warrants issued solely as equity transactions prior to the 2013 Recapitalization were recorded in additional paid-in capital in the accompanying consolidated balance sheets. Related-party warrants issued in connection with debt and in connection with the 2013 Recapitalization were recorded as a reduction of the related debt in the accompanying consolidated balance sheets, with an offset to stockholders’ equity. Since significant unobservable inputs are used in determining fair value, warrants are categorized as Level 3 in the fair value hierarchy. See Note 10—Stockholders’ Equity for additional information.

The majority of the Company’s debt is privately negotiated with related parties. The estimated fair value of related-party debt at December 31, 2013 was $621.0 million and at June 30, 2014 (unaudited) was $648.1 million. The Company uses significant unobservable inputs in determining discounted cash flows to estimate the fair value and therefore, such amounts are categorized as Level 3 in the fair value hierarchy. See Note 8—Long-Term Debt for additional information.

(7)	Financial Derivative Instruments and Risk Management

The Company’s results of operations are inherently dependent on the cost of aircraft fuel which is the Company’s single largest expense. Aircraft fuel prices have significant exposure to price volatility and fluctuate based upon market expectations such as demand and supply as well as other economic factors. Increases in aircraft fuel prices may adversely impact the Company’s financial performance, operating cash flow, and financial position as a greater amount of cash may be needed in order to obtain aircraft fuel for operation. Since aircraft fuel is not widely traded on an organized futures exchange, the Company purchases futures contracts on commodities that are highly correlated to aircraft fuel prices. The Company’s fuel risk management strategy is to reduce fuel price volatility while managing the Company’s cash and margin exposure. The Company does not

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

purchase or hold any derivatives financial instruments for trading purposes. To manage economic risks associated with the fluctuations of aircraft fuel prices, the Company hedges a targeted percentage of its forecasted fuel requirements over the next 12 months with a rolling strategy of entering into call options for crude oil and collar contracts for heating oil in the longer term, three to 12 months before the expected fuel purchase date; then prior to maturity of these contracts, within three months of the fuel purchase, the Company exits these contracts by entering into offsetting trades and locks in the price of a percentage of its fuel requirements through the purchase of fixed forward pricing (FFP) contracts in jet fuel.

The Company utilizes FFP contracts with its fuel service provider as part of its risk management strategy, wherein fixed prices are negotiated for set volumes of future purchases of fuel. The Company takes physical delivery of the future purchases. The Company has applied the normal purchase and normal sales exception for these commitments. As of December 31, 2013, the total commitment related to FFP contracts was $19.6 million, for which the related fuel will be purchased during 2014. As of June 30, 2014 (unaudited), the total commitment related to FFP contracts was $58.6 million, for which the related fuel will be purchased during the next three months.

Prior to 2012, the Company’s fuel hedge derivatives were treated as economic hedges and were not designated as hedges under accounting principles related to hedge accounting. As a result, periodic changes to the fair value of these derivative instruments were adjusted through aircraft fuel expense in the consolidated statements of operations in the period of change.

Beginning in 2012, the Company began designating the majority of its fuel hedge derivatives contracts as cash flow hedges under the applicable accounting standard. The accounting standard governing designation of hedges involves stringent documentation requirements, including documentation of hedging strategy, statistical analysis to qualify a commodity for hedge accounting both on a historical and a prospective basis, and strict contemporaneous documentation that is required at the time each hedge is designated. The Company assesses the effectiveness of each of its individual hedges on a monthly basis.

Fuel hedge derivatives which qualify for hedge accounting are designated as cash flow hedges. Under hedge accounting, all periodic changes in the fair value of the derivatives designated as effective hedges are recorded in accumulated other comprehensive income (loss) (AOCI) until the underlying fuel is purchased at which point the deferred gain or loss will be recorded as fuel expense. This treatment of fuel hedge derivatives exposes the Company to the risk that its hedges may not be effective in offsetting changes in the cost of fuel and therefore may not continue to qualify under hedge accounting. Hedge ineffectiveness results when the change in fair value of the derivative instruments exceeds the change in the value of the Company’s expected future cash outflow relating to fuel purchases and consumption. In the event that the Company’s fuel hedge derivatives do not qualify as effective hedges, the periodic changes in fair value of the derivatives are included in fuel expense in the period they occur. If the Company terminates a fuel hedge derivative contract prior to its settlement date, the cumulative gain or loss recognized in AOCI at the termination date will remain in AOCI until the terminated intended transaction occurs. In the event it becomes improbable that such event will occur, the cumulative gain or loss is immediately reclassified into earnings. All cash flows associated with purchasing and settling of fuel hedge derivatives are classified as operating cash flows in the accompanying consolidated statements of cash flows.

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

The following tables present the fair value of derivative assets and liabilities that are designated and not designated as hedging instruments, as well as the location of the asset and liability balances within the consolidated balance sheets as of December 31, 2012, 2013 and June 30, 2014 (unaudited) (in thousands):

Derivatives designated as cash flow hedges	Consolidated balance sheet location	Fair value of derivatives as of December 31,		Fair value of derivatives as of June 30, 2014
		2012	2013
				(unaudited)
Fuel derivative instruments—Heating oil collars	Current assets	$135	$769	$1,020
	Current liability	—	—	—
Fuel derivative instruments—Brent calls	Current assets	531	1,424	1,190
	Current liability	—	—	—

		$666	$2,193	$2,210

Derivatives not designated as cash flow hedges	Consolidated balance sheet location	Fair value of derivatives as of December 31,		Fair value of derivatives as of June 30, 2014
		2012	2013
				(unaudited)
Fuel derivative instruments—Heating oil collars	Current assets	$36	$42	$176
	Current liability	—	—	—
Fuel derivative instruments—Brent calls	Current assets	477	185	—
	Current liability	—	—	(1,745)

		$513	$227	$(1,569)

The following table summarizes the effect of fuel derivative instruments in the consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013, and for the six months ended June 30, 2013 and 2014 (unaudited) respectively (in thousands):

Derivatives accounted for as hedging instruments under ASC 815	Consolidated financial statement location	Gains (losses) on derivative contracts as of December 31,			Gains (losses) on derivative contracts as of June 30,
		2011	2012	2013	2013	2014
					(unaudited)	(unaudited)
Fuel derivative instruments	Aircraft fuel expense	$—	$(3,473)	$(2,597)	$80	$(677)

Total impact to the consolidated statements of operations		$—	$(3,473)	$(2,597)	$80	$(677)

Derivatives not accounted for as hedging instruments under ASC 815	Consolidated financial statement location	Gains (losses) on derivative contracts as of December 31,			Gains (losses) on derivative contracts as of June 30,
		2011	2012	2013	2013	2014
					(unaudited)	(unaudited)
Fuel derivative instruments	Aircraft fuel expense	$(382)	$(261)	$(1,849)	$(1,667)	$(928)

Total impact to the consolidated statements of operations		$(382)	$(261)	$(1,849)	$(1,667)	$(928)

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

Amounts excluded from the assessment of hedge effectiveness were not material for the fiscal periods presented. At December 31, 2013, the Company estimates that approximately $1.7 million net derivative gains related to its cash flow hedges included in accumulated other comprehensive income will be reclassified into earnings within the next 12 months. At June 30, 2014 (unaudited), the Company estimates that approximately $0.9 million net derivative gains related to its cash flow hedges included in accumulated other comprehensive income will be reclassified into earnings within the next 12 months

The effect of fuel derivative instruments designated as cash flow hedges and the underlying hedged items on the consolidated statements of operations for the years ended December 31, 2012 and 2013, respectively, is summarized as follows (in thousands):

Fuel derivatives designated as cash flow hedges	Amount of gain (loss) recognized in AOCI on derivatives (Effective portion)		Gain (loss) reclassified from AOCI into income (Fuel expense) (Effective portion)		Amount of gain (loss) recognized into income (Ineffective portion)
	2012	2013	2012	2013	2012	2013
Fuel derivative instruments	$(4,528)	$307	$(3,320)	$(2,557)	$(153)	$(40)

The effect of fuel derivative instruments designated as cash flow hedges and the underlying hedged items on the consolidated statements of operations for the six months ended June 30, 2013 and 2014, respectively, is summarized as follows (in thousands):

Fuel derivatives designated as cash flow hedges	Amount of gain (loss) recognized in AOCI on derivatives (Effective portion)		Gain (loss) reclassified from AOCI into income (fuel expense) (Effective portion)		Amount of gain (loss) recognized into income (Ineffective portion)
	For the Six Months Ended		For the Six Months Ended		For the Six Months Ended
	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Fuel derivative instruments	$(3,002)	$(1,227)	$(195)	$(501)	$(115)	$(176)

The notional amounts of the Company’s outstanding fuel derivatives are summarized as follows (gallons in millions):

	December 31,		June 30, 2014
	2012	2013
			(unaudited)
Derivatives designated as hedging instruments:
Fuel derivative instruments—Heating oil collars	23	23	20
Fuel derivative instruments—Brent calls	18	18	9

	41	41	29
Derivatives not designated as hedging instruments:
Fuel derivative instruments—Heating oil collars	2	1	2
Fuel derivative instruments—Brent calls	6	3	5

	8	4	7

Total	49	45	36

As of December 31, 2013, the Company had entered into fuel derivative contracts for approximately 27% of its forecasted aircraft fuel requirements for 2014. At June 30, 2014 (unaudited), the Company had entered into fuel derivative contracts for approximately 22% of its forecast fuel requirements for the next 12 months.

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company presents its fuel derivative instruments at net fair value in the accompanying consolidated balance sheets. The Company’s master netting arrangements with counterparties allow for net settlement under certain conditions. As of December 31, 2012 and 2013, and June 30, 2014 (unaudited) information related to these offsetting arrangements was as follows (in thousands):

	December 31, 2012
	Derivatives offset in consolidated balance sheet			Derivatives eligible for offsetting
	Gross derivative amounts	Gross derivative amounts offset in consolidated balance sheet	Net amount	Gross derivative amounts	Gross derivative amounts eligible for offsetting	Net amount
Fair value of assets	$2,462	$(1,283)	$1,179	$2,462	$(1,283)	$1,179
Fair value of liabilities	(1,283)	1,283	—	(1,283)	1,283	—

	December 31, 2013
	Derivatives offset in consolidated balance sheet			Derivatives eligible for offsetting
	Gross derivative amounts	Gross derivative amounts offset in consolidated balance sheet	Net amount	Gross derivative amounts	Gross derivative amounts eligible for offsetting	Net amount
Fair value of assets	$2,467	$(47)	$2,420	$2,467	$(47)	$2,420
Fair value of liabilities	(47)	47	—	(47)	47	—

	June 30, 2014 (unaudited)
	Derivatives offset in consolidated balance sheet			Derivatives eligible for offsetting
	Gross derivative amounts	Gross derivative amounts offset in consolidated balance sheet	Net amount	Gross derivative amounts	Gross derivative amounts eligible for offsetting	Net amount
Fair value of assets	$2,905	$(2,264)	$641	$2,905	$(2,264)	$641
Fair value of liabilities	(2,264)	2,264	—	(2,264)	2,264	—

The fuel derivative agreements the Company has with its counterparties may require the Company to pay all, or a portion of, the outstanding loss positions related to these contracts in the form of a margin call prior to their scheduled maturities. The amount of collateral posted, if any, is adjusted based on the fair value of the fuel hedge derivatives. The Company did not have any collateral posted related to outstanding fuel hedge contracts at December 31, 2013 and June 30, 2014 (unaudited).

(8)	Long-Term Debt

In May 2013, the Company executed a series of agreements with its investors to recapitalize the Company. See Note 3—2013 Recapitalization for additional information.

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

Long-term debt including accrued paid-in-kind interest consisted of the following at December 31, 2012, 2013 and June 30, 2014 (unaudited), respectively (in thousands):

	Pre 2013 Recapitalization	Post 2013 Recapitalization
	December 31, 2012	December 31, 2013	June 30, 2014
			(unaudited)
Related-party debt:
Virgin Group (a)	$621,401	$463,117	$463,117
Cyrus Capital (b)	31,898	71,013	74,408
FNPA debt (c)	160,304	173,839	181,904
Third-party debt:
5.2%—5.3% Pre–delivery payments loan (d)	39,462	39,462	39,462
Term loan credit facility (e)	—	—	40,000
8.3% Equipment loan due through 2013 (f)	3,404	—	—
Capital leases	565	—	—

Total debt	857,034	747,431	798,891
Less: current maturities	(3,969)	—	—

Long–term debt	$853,065	$747,431	$798,891

(a)	The 2013 and June 30, 2014 (unaudited) debt balances represent the Virgin Group’s portion of restructured debt (issued in the form of notes) accounted for in accordance with troubled debt restructuring accounting guidance. See Note 3—2013 Recapitalization for additional information. The restructured notes have an effective interest rate of 0% as previously described in Note 3. Contractual interest on the notes compounds annually and is payable upon redemption or at maturity (June 9, 2016). The notes restrict the Company’s ability to incur any additional senior debt other than that directly related to financing of aircraft or other asset-based financing. The notes may be redeemed at the option of the Company at any time in the amount equal to the then-outstanding principal of the notes, including accrued interest. Upon a change of control or a qualified sale, the holder of the notes can cause the Company to redeem all of the principal at the redemption price then in effect. At December 31, 2013 and June 30, 2014 (unaudited), the redemption value of the notes was $398.6 million and $410.6 million, respectively. The 2012 debt balance was comprised of subordinated notes and other related-party debt which were subject to the 2013 Recapitalization. Prior to the 2013 Recapitalization, this debt had stated rates of interest ranging from 4.7% to 20% and had various maturity dates from 2016 through 2020.
(b)	The 2013 and June 30, 2014 (unaudited) debt balances represent Cyrus Capital’s portion of restructured debt (issued in the form of notes) accounted for in accordance with troubled debt restructuring accounting guidance. See Note 3—2013 Recapitalization for additional information. The restructured notes have an effective interest rate of 10%. Contractual interest on the notes compounds annually and is payable upon redemption or at maturity (June 9, 2016). The notes restrict the Company’s ability to incur any additional senior debt other than that directly related to financing of aircraft or other asset-based financing. The notes may be redeemed at the option of the Company at any time in the amount equal to the then-outstanding principal of the notes, including accrued interest. Upon a change of control or a qualified sale, the holder of the notes can cause the Company to redeem all of the principal at the redemption price then in effect. At December 31, 2013 and June 30, 2014 (unaudited), the redemption value of the notes was $66.8 million and $70.8 million, respectively. Prior to the 2013 Recapitalization, the 2012 debt balance was comprised of related-party notes that had a stated rate of 20%.
(c)

The terms of the FNPA notes were not modified as a result of the 2013 Recapitalization. At December 31, 2013, and June 30, 2014 (unaudited), all of the FNPA debt is held by Cyrus Capital. The FNPA notes were

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

issued in December 2011, when the Company raised $150.0 million. The FNPA notes are due on June 9, 2016, and have substantially identical terms to the other related-party notes described in (a) and (b), except that the interest rate on the FNPA notes is 17% per year, with (i) 50% payable in kind, compounded annually on the anniversary of the issuance date, and treated as principal, and (ii) 50% payable in cash on a quarterly basis. In connection with the issuance of the FNPA notes, the Company issued warrants to purchase an aggregate of 19.25 million shares of Class C common stock, which became detachable from the FNPA notes upon issuance. The proceeds from the issuance of the $150.0 million of the FNPA notes were allocated between the FNPA notes and the warrants on a relative fair value basis, which resulted in $5.6 million of the proceeds being recorded to additional paid-in capital representing the value of the warrants. This amount is treated as a debt discount on the FNPA notes and will be recorded as interest expense over the term of the notes, resulting in an effective interest rate of 22.3%. At December 31, 2013 and June 30, 2014 (unaudited) the redemption value of the notes was $177.5 million and $185.0 million, respectively.
(d)	In connection with the Company’s aircraft PDP obligations with Airbus, the Company has a fully drawn credit agreement with lenders for the Company’s PDP commitments. Interest on borrowings under the credit agreement accrues monthly at a rate of 5% plus LIBOR. The Company will repay advances and related interest allocable to each aircraft in full upon the delivery date of the individual aircraft.
(e)	In April 2014, the Company entered into a five-year term loan credit facility for $40.0 million to finance the purchase of domestic airport operating rights with principal repayable in full at maturity. Amounts borrowed under this term loan accrue interest at a rate of LIBOR plus 3.5%, provided that LIBOR is not less than 1.0%, or, a comparable alternative rate based on other interest rate indices. The term loan requires compliance with certain covenants including semi-annual third-party slot appraisal valuation requirements.
(f)	In 2010, the Company secured certain equipment loans to finance buyer-furnished equipment (“BFE”) for leased aircraft. Interest accrues monthly at a rate of LIBOR plus 8%. The loans were repaid in 2013.

In the event of insolvency, the Company’s related-party debt has the following ranking: first, the FNPA notes rank senior to all other related-party debt. Second, the $75.0 million of FNPA II notes issued in May 2013, of which $37.5 million is held by the Virgin Group and $37.5 million is held by Cyrus Capital, ranks junior to the FNPA but senior to all other related-party debt, and thereafter, all other related-party debt. Thereafter, all other related-party debt ranks pari passu on a pro rata basis. Substantially all assets at December 31, 2013 and June 30, 2014 (unaudited) were pledged as security under the various related-party debt. In connection with the related-party debt, certain restrictive covenants require compliance, including limitations on cash distributions or dividends, maintenance of a fuel hedging program with certain quantitative and qualitative requirements, and a minimum liquidity provision. As of December 31, 2013 and June 30, 2014 (unaudited), the Company is in compliance with all debt covenants.

(9)	Contingencies and Commitments

(a)	Contingencies

The Company is subject to legal proceedings, claims, investigations and proceedings arising in the ordinary course of business. While the outcome of these matters is currently not determinable, the Company does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

The Company is party to routine contracts under which it indemnifies third parties for various risks. The Company has not accrued any liability for these indemnities, as the amounts are not determinable nor estimable.

In its aircraft related agreements, as is typical of commercial arrangements made in order to purchase, finance, and operate commercial aircraft, the Company indemnifies the manufacturer, the financing parties, and

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

other related parties against liabilities that arise from the manufacture, design, ownership, financing, use, operation, and maintenance of the aircraft for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or willful misconduct. The Company believes that it will be covered by insurance subject to deductibles for most tort liabilities and related indemnities as described above with respect to the aircraft the Company will operate. Additionally, if there is a change in the law that results in the imposition of any reserve, capital adequacy, special deposit, or similar requirement the result of which is to increase the cost to the lender, the Company will pay the lender the additional amount necessary to compensate the lender for the actual cost increase. The Company cannot estimate the potential amount of future payments under the foregoing indemnities.

(b)	Commitments

Pre-Delivery Payments for Flight Equipment

In December 2010, the Company entered into a purchase agreement with Airbus for 60 A320 aircraft, including 30 A320neo aircraft, the first commercial order for the new eco-efficient engine option. Under the terms of the Company’s aircraft purchase agreement, the Company is committed to making pre-delivery payments at varying dates prior to delivery.

In December 2012, the Company amended its 2010 aircraft purchase agreement with Airbus reducing its order of 60 A320 aircraft to 40 aircraft and deferring delivery dates to begin in 2015. Under the amended agreement, the Company also obtained cancellation rights for the last 30 of the 40 aircraft which are exercisable in groups of five aircraft two years prior to the stated delivery periods in 2020 to 2022, subject to loss of deposits and credits as a cancellation fee. All of the deposits have been reapplied according to the new delivery schedule except for $11.0 million which was converted into a credit earned upon delivery of the last 10 of the 40 aircraft.

The Company evaluated the recoverability of the deposits, credits, and related capitalized interest in connection with the anticipated purchase of the aircraft in future periods and determined them to be recoverable. If the Company ultimately exercises its cancellation rights for up to 30 aircraft, it would incur a loss of deposits and credits of up to $26.0 million as a cancellation fee. Because the Company concluded that the deposits and credits are recoverable and that it is not likely to incur cancellation fees, the Company did not record such fees. The Company maintains $69.1 million of pre-delivery payments in its accompanying consolidated balance sheets as of December 31, 2013 and $78.3 million as of June 30, 2014 (unaudited), $39.5 million of which was financed by a third party.

Committed expenditures not subject to cancellation rights for these aircraft and separately sourced spare engines, including estimated amounts for contractual price escalations and pre-delivery payment deposits, will total approximately $427.3 million at December 31, 2013. The Company believes that its cash resources and commercially available aircraft financing will be sufficient to satisfy these purchase commitments. For six out of the first 10 aircraft deliveries, the Company has obtained a manufacturer back—stop debt financing commitment, which it does not expect to utilize.

Operating Leases

In connection with the 2013 Recapitalization described in Note 3, the Company executed a series of amendments to its aircraft leases. The aircraft lease amendments resulted in extensions of varying lengths by lease for periods from three to five years, up to 15 years from date of the aircraft manufacture, reductions to base monthly rent, maintenance deposits or both through monthly cash rebates (“Lease Rebates”). Certain aircraft lease extensions will be at fixed rates based upon the fair market value of the aircraft as determined by a qualified appraisal at the start of the lease extension period. The Company estimated the extension rates utilizing current

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

independent aircraft appraisals, current market lease rates, and has factored in future demand for the leased aircraft while giving consideration to newer, more fuel efficient aircraft expected to be delivered in the marketplace during the extension period. All amended leases were re-evaluated to determine if they qualified as a capital lease, and were determined to be operating leases under the new lease terms. Thus, as of December 31, 2013 and as of June 30, 2014 (unaudited), the Company leased all 53 of the aircraft it operates, as well as three spare engines, under operating leases.

Lease Rebates received at the start of the amended leases are accounted for as an incentive to be recorded as a reduction of rent expense on a straight-line basis over the lease term. Payment of future Lease Rebates are contingent on the Company maintaining $75.0 million of unrestricted cash as of the last day of each month and recognized as a reduction in rent expense when the liquidity requirement is met. Under the amended lease agreements, for substantially all of the lessors who are providing Lease Rebates from monthly base rent, the Company is obligated to refund 25% of all the Lease Rebates received through December 31, 2016 in the first quarter of 2017 or on a pro-rata basis with any debt repayment occurring prior to the first quarter of 2017. Refundable Lease Rebates are recorded as a component of the deferred rent balance in the consolidated financial statements. The aggregate lease rebates earned and recorded as contingent rent for the year ended December 31, 2013 and in the first six months ended June 30, 2013 and 2014 (unaudited) were $11.1 million, $1.2 million and $9.9 million, respectively.

In addition, as certain lease terms are now extended, certain major aircraft and engine maintenance events are expected to fall within the extended lease terms. As a result, the Company recorded lease incentives associated with supplemental rent payments that were previously expensed that are now expected to be recoverable by virtue of the lease term extensions. The Company recorded these lease incentives as an increase to aircraft maintenance deposits and an increase to other liabilities in the consolidated balance sheet in 2013.

The Company also leases airport space, office space and other equipment, which expire in various years through 2022. The Company has funded $61.6 million as of December 31, 2013 and $63.2 million as of June 30, 2014 (unaudited) in cash to various lessors to serve as collateral for base rent deposits related to all of its leases.

The Company recorded rent expense of $213.4 million, $270.8 million, and $243.9 million on all non-cancelable operating leases in 2011, 2012, and 2013, respectively, including $18.3 million, $15.5 million, and $3.0 million in 2011, 2012 and 2013, respectively, for supplemental rent as further described in Note 4— Summary of Significant Accounting Policies—Aircraft Maintenance Deposits. For the six months ended June 30, 2013 (unaudited) and 2014 (unaudited), rent expense of $131.4 million and $115.9 million, respectively, was recorded on all non-cancelable operating leases, including $2.7 million and a $1.6 million, respectively, for supplemental rent.

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

Summary of Future Payment Obligations

As of December 31, 2013, the Company has the following contractual payment commitments (in thousands):

Year	Long-term debt including related- party (1)	Aircraft and engine purchases (2)	Aircraft and engine leases (3)	Maintenance deposits (4)	Other leases (5)	Total
2014	$—	$31,131	$228,458	$9,686	$18,542	$287,817
2015	27,060	211,899	223,569	9,690	17,339	489,557
2016	720,371	184,250	214,157	9,830	15,471	1,144,079
2017	—	—	201,003	10,224	14,205	225,432
2018	—	—	185,603	10,734	11,091	207,428
Thereafter	—	—	656,555	57,643	29,191	743,389

	$747,431	$427,280	$1,709,345	$107,807	$105,839	$3,097,702

(1)	Includes accrued interest.
(2)	Represents non-cancelable contractual payment commitments for aircraft and engines.
(3)	Represents future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year, including renewal payments for signed lease extensions and excluding lease rebates.
(4)	Represents the fixed portion of supplemental rent under lessor contracts for maintenance reserve payment commitments; excludes variable future amounts that will be based on actual flight hours.
(5)	Represents future minimum lease payments under non-cancelable building, airport station, and equipment leases.

The tables above exclude the Company’s commitment to pay royalties of 0.5% of the Company’s operating revenue for the use of the Company’s brand name to a related party.

(10)	Stockholders’ Equity

In May 2013, in conjunction with its recapitalization and debt restructuring, the Company amended and restated its certificate of incorporation and increased its authorized shares for Class A, Class C and Class G common stock. See Note 3— 2013 Recapitalization for additional information.

In 2010, VX Employee Holdings LLC (“Employee LLC”) was formed to facilitate the distribution of incentives to eligible employees, which do not include the Company’s officers, upon the qualified public offering of the Company’s common stock. The Company loaned $3.0 million to Employee LLC, which used the proceeds of this note to purchase limited liability company interests in VAI Partners LLC, a fund managed by Cyrus Capital. The Employee LLC interests represent 1,745,395 shares of Class A common stock. Upon the occurrence of a liquidity event, these shares will be sold and the proceeds of the sale, net of amounts owed under the Company loan (including accrued interest) are anticipated to be distributed to employees of the Company as cash bonuses within six months of such event. Under variable interest entity accounting guidelines, the Company consolidates Employee LLC as the Company is the primary beneficiary of Employee LLC. The Company’s liability with respect to Employee LLC is limited to the Company’s initial investment of $3.0 million. At December 31, 2012, December 31, 2013 and June 30, 2014 (unaudited), the shares owned by VAI Partners LLC are presented as fully outstanding voting shares of Class A common stock, as they hold key voting and other rights.

On September 3, 2014, the Company’s board of directors approved the forgiveness of the note and accrued interest in the event of an IPO. Therefore, the full value of the 1,745,395 shares will be recorded as compensation expense upon completion of an IPO.

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company has seven classes of common stock as follows:

		Shares authorized
		As of December 31,		As of June 30,
		2012	2013	2014
				(unaudited)
Class A	(a)	219,780,000	427,500,000	429,500,000
Class A-1	(b)	220,000	220,000	220,000
Class B	(c)	6,981,762	6,981,762	6,981,762
Class C	(d)	160,000,000	360,000,000	360,000,000
Class D	(c)(g)	100	100	100
Class E	(e)	100	100	100
Class F	(c)(g)	100	100	100
Class G	(f)	7,500,000	15,000,000	17,000,000

		394,482,062	809,702,062	813,702,062

		Shares issued and outstanding
		As of December 31,		As of June 30,
		2012	2013	2014
				(unaudited)
Class A		1,874,474	1,874,474	1,874,474
Class A-1		220,000	220,000	220,000
Class B		3,202,421	3,202,421	3,202,421
Class C		—	—	—
Class D	(g)	100	100	—
Class E		100	100	100
Class F	(g)	100	100	—
Class G		810,294	839,794	1,044,536

		6,107,489	6,136,989	6,341,531

(a)	Class A common stock is entitled to one vote per share and is reserved for common and preferred stockholders.
(b)	Class A-1 common stock is entitled to 20 votes per share and is reserved for common and preferred stockholders.
(c)	Class B, Class D, and Class F common stock is entitled one vote per share in the aggregate and is reserved for foreign stockholders.
(d)	Class C common stock does not have voting rights and is reserved for issuance of outstanding warrants.
(e)	Class E common stock does not have voting rights and are shares held by a former executive.
(f)	Class G common stock does not have voting rights and is reserved for issuance of stock grants to employees, contractors and directors.
(g)	Class D and Class F common stock reached their automatic conversion date into Class B common stock in May 2014 and thus are no longer outstanding at June 30, 2014 (unaudited). The conversion did not increase total Class B shares outstanding.

Upon a qualified public offering, all non-Class A shares of common stock convert to Class A common stock, subject to U.S. federal statutory and/or regulatory laws with respect to ownership and control of U.S. airlines by non-U.S. citizens. The votes per share are on all matters that require a vote by the Company’s stockholders as set forth in the Ninth Amended and Restated Certificate of Incorporation.

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

Convertible Preferred Stock

At December 31, 2013 and June 30, 2014 (unaudited), the Company has authorized 16,755,790 shares of redeemable convertible preferred stock for issuance, of which 8,377,895 shares are issued and outstanding. The preferred stock ranks senior to all classes of common stock with respect to repurchase, repayment, redemption and liquidation rights. The preferred stock converts to Class A common stock at a ratio of one to one. These shares can be converted at any time at the discretion of the preferred stockholders. The liquidation preference of the preferred stock is the greater of (a) $12.0 million plus cumulative dividends or (b) the amount that would be payable to the holders of preferred stock if the preferred stock were converted into Class A common immediately prior to any voluntary or involuntary liquidation, reorganization in bankruptcy, insolvency, receivership, dissolution or winding up of the affairs of the Company.

The preferred stockholders are entitled to receive dividends on a pari passu basis with the common stock and thus are participating securities. No dividends were declared in 2011, 2012, 2013 or during the six months ended June 30, 2014 (unaudited).

Preferred stock is redeemable by the Company upon a change of control at its liquidation value. The recorded value of preferred stock at December 31, 2012, 2013 and June 30, 2014 (unaudited), respectively has not been adjusted to its liquidation value, as redemption at those dates are not probable.

Outstanding Related-Party Warrants

The Company has issued the following related-party warrants:

Issued title			Date issued	Aggregate shares issuable	Exercise price	Expiration date
Class A Warrants	Cyrus Capital, Virgin Group	(a)	5/31/2007	325,535	$0.01	5/31/2037
Class A Warrants	Cyrus Capital, Virgin Group	(a)	7/31/2007	232,525	0.01	7/31/2037
Class C-2 Warrants	Virgin Group	(a)	5/31/2007	1,346,065	0.01	5/31/2037
Class C-4 Warrants	Virgin Group	(a)	7/31/2007	480,738	0.01	7/31/2037
Class C-5 Warrants	Virgin Group	(b)	1/12/2010	60,000,000	5.00	1/12/2040
Class C-6 Warrants	Cyrus Capital	(b)	1/12/2010	2,105,000	5.00	1/12/2040
Class C-7 Warrants	Cyrus Capital, VAI MBO Investors LLC	(b),(c)	1/12/2010	10,000,000	10.00	1/12/2040
Class C-8 Warrants	Cyrus Capital	(b),(c)	1/12/2010	20,000,000	15.00	1/12/2040
Class C-9 Warrants	Cyrus Capital	(b),(c)	1/12/2010	30,000,000	20.00	1/12/2040
Class C-10 Warrants	Former Officer	(b),(c),(d)	11/29/2012	108,500	5.00	1/12/2040
Class C-10 Warrants	Former Officer	(b),(c),(d)	11/29/2012	341,000	10.00	1/12/2040
Class C-11 Warrants	Cyrus Capital	(b)	12/9/2011	1,925,000	3.50	12/9/2041
Class C-12 Warrants	Cyrus Capital	(b)	12/9/2011	17,325,000	3.50	12/9/2041
Class C-13 Warrants	Former Officer	(b),(c),(d)	11/29/2012	66,500	5.00	1/12/2040
Class C-13 Warrants	Former Officer	(b),(c),(d)	11/29/2012	209,000	10.00	1/12/2040
Class C-14 Warrants	Virgin Group	(b)	5/10/2013	155,455,440	2.50	5/10/2043
Class C-14 Warrants	Virgin Group	(b)	5/10/2013	7,446,931	0.01	5/10/2043
Class C-15 Warrants	Cyrus Capital	(b)	5/10/2013	12,244,558	2.50	5/10/2043

				319,611,792

(a)	Warrants are exercisable immediately, subject to U.S. federal statutory and/or regulatory laws with respect to ownership and control of U.S. airlines by non-U.S. citizens.

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

(b)	Warrants exercisable upon a qualified public offering.
(c)	Warrants expire upon the earlier of (i) the expiration date set forth in the table above, (ii) a qualified public offering at a per share price less than the applicable exercise price, (iii) a change of control, or (iv) other liquidity event at a per share price less than the applicable exercise price per share.
(d)	Warrants issued to a former officer of the Company.
Note:	The Class C warrants series are not exercisable if the exercise would violate U.S. federal statutory and/or regulatory laws with respect to the ownership and control of U.S. airlines by non-U.S. citizens.

The Company utilizes third-party independent valuation reports to assist with valuation of related-party warrants and related debt balances, which incorporate a calculation of enterprise value on the Company’s projected future earnings using a discounted cash flow analysis and deducting from the enterprise value the present value of the then existing capital structure, debt and other obligations. Related-party warrants issued in solely equity transactions prior to the 2013 Recapitalization were recorded as additional paid-in capital in the accompanying consolidated balance sheets. Related-party warrants issued in connection with debt and in connection with the 2013 Recapitalization were recorded as a reduction of the related debt in the accompanying consolidated balance sheets, with an offset to stockholders’ equity. In 2011, related party-warrants were issued in connection with the FNPA Notes and were determined to have a fair value of $0.30 per share based on the Black Scholes option pricing model using the following key assumptions: expected term of 6.3 years, a risk-free interest rate of 1.35%, no expected dividends and 70.0% estimated share price volatility. Related-party warrants issued in 2012 were not significant. Refer to Note 3—2013 Recapitalization for additional information related to warrants issued in 2013.

In May 2013, in connection with the 2013 Recapitalization, the subordinated notes and Class C-1 and C-3 warrants were exchanged for Class C-14 warrants to purchase 7.4 million shares of Class C common stock with an exercise price of $0.01 per share. This transaction resulted in a concession of the original obligation to the related-party debt. In addition, the Company issued Class C-14 and Class C-15 warrants to purchase an aggregate of 167.7 million shares of Class C common stock with an exercise price of $2.50 per share. See Note 3—2013 Recapitalization for additional information.

(11)	Share-Based Compensation

In November 2005, the Company adopted the 2005 Virgin America Inc. Stock Incentive Plan (the Plan), which has been amended and restated. Total number of shares that may be issued under the Plan as of December 31, 2013 is 13,372,362, of which 100 such shares are of Class E common stock and the remaining shares are reserved as Class G common stock. For awards granted under the Plan that are forfeited or are cancelled before being exercised or settled, the shares underlying the awards will again be available under the Plan. As of December 31, 2012, December 31, 2013 and June 30, 2014 (unaudited), the Company had sufficient shares available for the issuance of all stock expected to be issued under the Plan.

The Plan is administered by the Board of Directors (the “Board”). The Board may grant stock awards, including incentive stock options (“ISOs”), nonqualified stock options (“NSOs”), stock appreciation rights, restricted stock and restricted stock units (“RSUs”) to employees, consultants, and non-employee directors of the Company, the vesting of which may be performance-based or market-based along with a requisite service requirement. Certain awards are subject to continuing employment and will ultimately vest and become exercisable based upon achieving certain liquidity events, such as an IPO, and meeting certain stock price thresholds in order to become exercisable. Under the Plan, stock options granted have an exercise price of at least 100% of the fair market value of the underlying stock at the time of grant, and have an exercise term of ten years from grant date. Stock awards under the Plan generally vest in annual installments over a two to four year

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

schedules. RSUs granted under the Plan have contractual vesting and settlement restrictions which are based on certain liquidity events such as IPO and exercisability restrictions such as certain stock price thresholds. The majority of RSUs granted under the Plan will vest upon meeting the performance and market conditions. The Company has not recognized expense on these awards in 2011, 2012, 2013 or for the six months ended June 30, 2013 (unaudited) and 2014 (unaudited) as the performance condition was not deemed probable of occurring.

RSUs granted to the members of the Board and to the Company’s chief executive officer (CEO) are granted outside of the Plan, and are part of the overall Class G shares of common stock authorized for issuance. RSUs granted to the Board members generally vest based upon meeting a one-year service period. RSUs granted to the CEO generally have service periods of up to four years.

Stock option activity under the Plan as of December 31, 2013 is as follows:

	Service options	Performance options	Weighted average exercise price	Weighted average contractual term (years)
Outstanding as of December 31, 2012	950,426	1,898,118	$2.61	7.56
Granted	128,010	5,363,750	2.01
Forfeited / cancelled	(44,000)	(378,178)	2.39
Exercised	(2,000)	—	1.72

Outstanding as of December 31, 2013	1,032,436	6,883,690	$2.21	8.39
Options vested and expected to vest as of December 31, 2013	1,011,249	—	$3.64	5.90
Options vested and exercisable as of December 31, 2013	777,185	—	$4.24	5.70

Unrecognized compensation (in thousands)	$165 (1)	$4,142

(1)	The Company expects to recognize this share-based compensation expense over a weighted average remaining recognition period of 1.83 years.

Stock option activity under the Plan as of June 30, 2014 (unaudited) is as follows:

	Service Options	Performance Options	Weighted Average Exercise Price	Weighted Average Contractual Term (Years)
Outstanding as of December 31, 2013	1,032,436	6,883,690	$2.21	8.39
Granted	10,000	155,000	1.12
Forfeited / cancelled	(7,001)	(44,000)	1.77
Exercised	(4,742)	—	1.72

Outstanding as of June 30, 2014 (unaudited)	1,030,693	6,994,690	$2.09	7.93
Options vested and expected to vest as of June 30, 2014 (unaudited)	1,017,676	—	$3.17	5.46
Options vested and exercisable as of June 30, 2014 (unaudited)	817,922	—	$3.41	4.84

Unrecognized compensation (in thousands) (unaudited)	$126 (1)	$4,267

(1)	The Company expects to recognize this share-based compensation expense over a weighted average remaining recognition period of 1.83 years (unaudited).

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

The total fair value of service condition options granted to employees that vested during each of the years ended December 31, 2011, 2012, and 2013 were $0.3 million, $0.1 million, and $0.1 million, respectively. The total fair value of service condition options granted to employees that vested during the six months ended June 30, 2013 (unaudited) and 2014 (unaudited) were $0.1 million and de minimus, respectively. The total intrinsic value of options exercised in 2011, 2012, and 2013 and for the six months ended June 30, 2013 (unaudited) and 2014 (unaudited) were de minimus. The aggregate intrinsic value for options outstanding and options exercisable represents the total pretax intrinsic value based on the 2013 and 2014 estimated fair value of the Company’s common stock of $1.12 per share that would have been received by the option holders had those options holders exercised their stock options as of December 31, 2013 and as of June 30, 2014 (unaudited). The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2013 and at June 30, 2014 (unaudited) are de minimus.

With respect to the stock option grants containing performance-based conditions, no share-based compensation expense was recorded in 2011, 2012, 2013, or for the six months ended June 30, 2013 (unaudited) and 2014 (unaudited), respectively. At December 31, 2013, unrecognized compensation related to these stock options is approximately $4.1 million. At June 30, 2014 (unaudited), unrecognized compensation related to these stock options is approximately $4.3 million. Share-based compensation will be recorded on these grants when their performance conditions become probable.

RSU activity granted under the Plan is as follows:

	Restricted stock units	Weighted average grant date fair value per share	Aggregate grant date fair value (in thousands)
Unvested as of December 31, 2012	—	$—	$—
Granted	2,108,400	1.12	2,361
Vested	—	—	—
Forfeited and canceled	(136,750)	1.12	(153)

Unvested as of December 31, 2013	1,971,650	$1.12	$2,208

Granted (unaudited)	162,800	1.12	182
Vested (unaudited)	—	—	—
Forfeited and canceled (unaudited)	(10,000)	1.12	(11)

Unvested as of June 30, 2014 (unaudited)	2,124,450	$1.12	$2,379

RSU grants under the Plan in the preceding table are all awards with both performance and market conditions; there was no activity associated with service condition only awards.

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

RSU activity granted outside of the Plan is as follows:

	Service only: restricted stock units	Performance restricted stock units	Total restricted stock units	Weighted average grant date fair value per share	Average grant date fair value (in thousands)
Unvested as of December 31, 2012	—	1,812,485	1,812,485	$1.72	$3,117
Granted	227,500	2,750,000	2,977,500	1.12	3,335
Vested	(27,500)	—	(27,500)	1.12	(31)
Forfeited and canceled	—	—	—	—	—

Unvested as of December 31, 2013	200,000	4,562,485	4,762,485	$1.35	$6,421

Granted (unaudited)	388,932	—	388,932	1.12	436
Vested (unaudited)	(200,000)	—	(200,000)	1.12	(224)
Forfeited and canceled (unaudited)	—	—	—	—	—

Unvested as of June 30, 2014 (unaudited)	388,932	4,562,485	4,951,417	$1.34	$6,633

The Company granted certain performance-based and market-based RSU awards that were not subject to continued employment of the award holder. Accordingly, compensation expense related to these awards was recognized over the service period.

As of December 31, 2013 and as of June 30, 2014 (unaudited), total unrecognized compensation expense for RSUs was approximately $4.9 million and $5.0 million, respectively.

The Company estimated the fair value of stock options using the Black-Scholes option valuation model with the following assumptions:

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
				(unaudited)	(unaudited)
Expected volatility	45.8%	53.0%	70%	70%	70%
Risk-free interest rate	1.35%	1.04%	0.71%-1.34%	0.97%-1.20%	1.86%-2.15%
Dividend yield	—	—	—	—	—
Expected term (in years)	6.3	6.3	5.0	5.0	6.3
Weighted average fair value of options granted	$1.01	$1.25	$0.51	$0.52	$0.73

The expected stock price volatility assumptions were determined by examining the historical volatilities for industry peers for the time period equal to the expected term as the Company’s common stock is not publicly traded.

The risk-free interest rate assumption is based upon U.S. Treasury instruments whose term is consistent with the expected term of the Company’s stock options at the time of grant.

The expected dividend assumption is based on the Company’s history and expectation of dividend payouts.

For options with exercise price equal to the fair value of the Company’s common stock at the date of grant, the expected term of the options is generally based on the simplified average approach based on the options’

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

vesting term and the contractual term of the options, as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. For options with exercise prices which exceed the fair value of the Company’s common stock at the grant date, the Company estimated the expected term based on peer companies’ reported experience.

The Company records share-based compensation expense only for those awards expected to vest using an estimated forfeiture rate based upon the Company’s historical pre-vesting forfeiture experience. Share-based compensation expense is recorded in salaries, wages and benefits in the accompanying consolidated statements of operations. Total share-based compensation expense recorded for 2011, 2012, 2013, and for the six months ended June 30, 2013 (unaudited) and 2014 (unaudited), including stock options and RSUs granted both under the Plan and outside of the Plan was $3.3 million, $0.2 million, $0.4 million, $0.2 million and $0.2 million, respectively. In May 2013, the Company modified all outstanding options with performance and market conditions to reduce the exercisability restriction from $5.00 per share to $3.50 per share. This had a deminimus impact on the consolidated statement of operations for the year ended December 31, 2013.

No material income tax benefit has been recognized relating to share-based compensation expense and no tax benefits have been realized from exercised stock options. Stock-based awards activity did not have an impact on cash flows from financing activities for 2011, 2012 and 2013, and for the six months ended June 30, 2013 (unaudited) and 2014 (unaudited).

(12)	Employee Benefit Plans

(a) 401(k) Plan

The Company sponsors a retirement savings 401(k) defined contribution plan covering all employees that includes Company matching contributions. Company contributions expensed in 2011, 2012, 2013, and for the six months ended June 30, 2013 (unaudited) and 2014 (unaudited) were $3.6 million, $4.9 million, $6.0 million, $3.0 million and $5.3 million, respectively.

Until December 31, 2013, the Company matched 100% of the first 5% of employee contributions. Beginning January 1, 2014, the Company match increased to 125% of the first 6% of employee contributions.

There is no waiting period for eligibility for Company matching.

(b) Profit Sharing Plan

The Company’s teammate profit sharing program provides that, for each year in which the Company has an annual pre-tax profit, it will pay 15% of that profit to substantially all of its teammates (other than officers and certain management teammates who are not eligible). For the year ended December 31, 2013, the Company recorded profit sharing expense of $2.1 million. For the years ended December 31, 2011 and 2012 and the six months ended June 30, 2013 (unaudited), the Company did not record profit sharing expense as it incurred a pre-tax loss in each of those years. For the six months ended June 30, 2014 (unaudited), the Company recorded profit sharing expense of $2.7 million.

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

(13)	Income Taxes

The expense for income taxes consists of the following (in thousands):

	Year ended December 31,			June 30,
	2011	2012	2013	2013	2014
				(unaudited)
Current:
Federal	$—	$—	$—	$—	$—
State	14	15	317	—	49
Deferred:
Federal	—	—	—	—	267
State	—	—	—	—	—

	$14	$15	$317	$—	$316

The following table shows significant components of the Company’s deferred tax assets and liabilities (in thousands). These are classified in other current and non-current assets and liabilities:

	December 31,
	2012	2013
Deferred tax assets:
Capitalized start-up costs	$26,857	$24,612
Gain on debt restructuring	—	27,485
Share based compensation	6,402	6,539
Accruals and reserves	18,329	20,835
Net operating loss carryforwards	291,268	234,263

Total deferred tax assets	342,856	313,734

Deferred tax liabilities:
Unrealized gain on fuel hedges	—	(631)
Manufacturers incentives	(180)	(26)
Maintenance deposits	(36,220)	(50,960)
Property and equipment	(451)	(686)

Total deferred tax liabilities	(36,851)	(52,303)
Less: Valuation allowance	(306,005)	(261,431)

Net deferred tax asset (liability)	$—	$—

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

Deferred taxes as presented in the consolidated balance sheets are as follows (in thousands):

	December 31,
	2012	2013
Current deferred tax assets	$11,782	$22,479
Valuation allowance	(10,516)	(18,731)

Net current deferred tax assets	1,266	3,748
Current deferred tax liabilities	(2,646)	(4,560)

Net current deferred tax liabilities	$(1,380)	$(812)

Non-current deferred tax assets	$331,073	$291,255
Valuation allowance	(295,489)	(242,700)

Net non-current deferred tax assets	35,584	48,555
Non-current deferred tax liabilities	(34,204)	(47,743)

Net non-current deferred tax assets	$1,380	$812

Net non-current deferred tax assets and net current deferred tax liabilities are included in “Other assets” and “Other current liabilities,” respectively, in the consolidated balance sheets.

The Company’s expense (benefit) for income taxes differs from that using the federal statutory rate due to the following (in thousands):

	Year Ended December 31,
	2011	2012	2013
Federal income tax at the statutory rate	$(35,136)	$(50,880)	$3,661
Permanent items	611	2,723	1,526
State income taxes, net of federal tax benefit	(4,563)	(4,830)	325
Other	707	—	—
Change—valuation allowance	38,395	53,002	(5,195)

Total income tax expense	$14	$15	$317

At December 31, 2013, the Company had net operating loss carryforwards (“NOLs”) of approximately $603.3 million for federal income tax purposes that expire beginning in 2027 and continuing through 2032 and the Company has NOLs of approximately $421.7 million for state income tax purposes that expire beginning in 2014 and continuing through 2034. The NOL amounts in the preceding sentence include NOLs that are currently estimated to be in excess of limitations imposed under Section 382, as described below.

In 2013, the Company amended its 2010 and 2011 returns to adjust certain tax positions taken in prior periods. As a result, the NOLs and related valuation allowance decreased by approximately $28.3 million. As a result of the recapitalization in May 2013 (see Note 3—2013 Recapitalization), the Company expects to recognize a cancellation of debt income (“CODI”) of approximately $99.4 million on its 2013 return.

The Company had valuation allowances of $306.0 million and $261.4 million as of December 31, 2012 and 2013, respectively. Valuation allowance changes in each period were exclusively driven by changes in net deferred tax assets including NOLs. The corresponding decreases in deferred tax assets and valuation allowance did not impact the effective tax rate. As of June 30, 2014 (unaudited), all of the Company’s deferred tax assets,

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

net of deferred tax liabilities, continue to be subject to a valuation allowance as management believes the realization of deferred tax assets is not more likely than not.

Section 382 of the Internal Revenue Code of 1986, as amended (Section 382), imposes limitations on a corporation’s ability to utilize NOLs if it experiences an “ownership change.” In general terms, an ownership change results from a cumulative change in the equity ownership of certain stockholders by more than 50 percentage points over a three-year period. In the event of an ownership change, utilization of the Company’s pre-charge NOLs would be subject to annual limitation under Section 382, which is generally determined by multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate (which is 3.50% for December 2013). Of the total federal and state net operating loss carryforwards available at December 31, 2013, approximately $66.8 million and $103.2 million, respectively, is currently estimated to be in excess of limitations imposed under Section 382 as a result of a 2010 ownership change. Any unused annual limitation may be carried over to later years.

In accordance with applicable income tax accounting guidance, the Company recorded an unrecognized tax benefit of approximately $5.1 million during the year ended December 31, 2012. The unrecognized tax benefit balance did not change in the year ended December 31, 2013 and in the six months ended June 30, 2014 (unaudited). Changes in the unrecognized tax benefit will have no impact on the effective tax rate due to the existence of the valuation allowance. The Company estimates that the unrecognized tax benefit will not significantly change within the next 12 months.

A reconciliation of the gross unrecognized tax benefits is as follows:

	2011	2012	2013
Balance at beginning of year	$—	$—	$5,043
Increase (decrease) for tax positions taken in prior years	—	—	—
Increase for tax positions taken in the current year		5,043
Decrease for settlements with taxing authorities	—	—	—
Decrease for lapsing of the statute of limitations	—	—	—

Balance at end of year	$—	$5,043	$5,043

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions and has identified its state tax return in California as a “major” tax jurisdiction. With few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2010. In California, the income tax years 2009 through 2012 remain open to examination.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. The Company had no accruals for the payment of interest and penalties at December 31, 2012, 2013 and June 30, 2014 (unaudited).

(14)	Related-Party Transactions

The Company licenses the use of its brand name from certain entities affiliated with the Virgin Enterprises Limited, a company incorporated in England and Wales (VEL). VEL are affiliates of one of the Company’s second largest stockholders, VX Holdings, L.P., which has two designees on the Company’s Board of Directors. Under the trademark license, the Company has the exclusive right to operate its airline under the brand name “Virgin America” within the United States (including Puerto Rico), Canada and Mexico, as well as the right to operate from any of the foregoing countries to points in the Caribbean. In December 2013, the Company entered

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

into an amendment of the license agreement which expands the rights of Virgin Atlantic Airways, an affiliate of both the Company and VX Holdings L.P. to code share with other airlines. The remaining term of the trademark license is 9 years, and is renewable for an additional 15 year term if the Company meets certain revenue targets. Royalties payable for use of the license is 0.5% of revenues, net of taxes. The Company paid license fees of $5.2 million, $6.7 million, $7.1 million, $3.4 million and $3.6 million, for 2011, 2012, 2013, and for the six months ended June 30, 2013 (unaudited) and 2014 (unaudited), respectively. The Company has accrued unpaid royalty fees of $1.4 million, $1.7 million, $1.8 million, and $2.0 million at December 31, 2011, 2012, 2013, and June 30, 2014 (unaudited), respectively.

As of December 31, 2013 and June 30, 2014 (unaudited), the Virgin Group, through its affiliates including VX Holdings L.P., owns approximately 22% of the Company’s issued and outstanding stock and have other significant investments in the Company. In order to comply with requirements under U.S. law governing the ownership and control of U.S. airlines, at least 75% of the voting stock of the Company must be held by U.S. citizens and at least two-thirds of the Board of Directors must be U.S. citizens. U.S. citizen investors own over 75% of the voting stock of the Company, of which Cyrus Capital Partners L.P., the largest single U.S. investor owns approximately 40% as of December 31, 2013 and June 30, 2014 (unaudited).

As of December 31, 2013, 95% of the Company’s $747.3 million long-term debt and all of the warrants to purchase approximately 320 million shares of common stock are held by related-party investors. As of December 31, 2013, long-term debt of $463.1 million or 62% of the Company’s total debt is held by the Virgin Group and its affiliates, and $244.9 million or 33% is held by Cyrus Capital. In connection with this, the Company paid $71.9 million, $113.7 million and $68.4 million related-party interest expense for the years ended December 31, 2011, 2012 and 2013, respectively.

As of June 30, 2014 (unaudited), 90% of the Company’s $798.9 million long-term debt and all of the warrants to purchase approximately 320.0 million shares of common stock were held by related-party investors. As of June 30, 2014 (unaudited), long-term debt of $463.1 million or 58% of the Company’s total debt is held by the Virgin Group and its affiliates, and $256.3 million or 32% is held by Cyrus Capital. In connection with this, the Company paid $49.1 million and $18.9 million for the six months ended June 30, 2013 and 2014 (unaudited), respectively. See Note 8—Long-Term Debt and Note 10—Stockholders’ Equity for additional information.

(15)	Net Income Per Share

Basic and diluted net income (loss) per share are computed using the two-class method, which is an allocation method that determines net income (loss) per share for common stock and participating securities. The undistributed earnings are allocated between common stock and participating securities as if all earnings had been distributed during the period presented.

Basic net income (loss) per share is calculated by taking net income (loss), less earnings allocated to participating securities, divided by the basic weighted average common shares outstanding. Shares of convertible preferred stock are considered participating securities because they are entitled to participate pari passu in any dividends declared and paid on the common stock on an as converted to common stock basis.

Diluted net income (loss) per share is calculated using the more dilutive of the if-converted method and the two-class method. Because the Company’s convertible preferred stock participates pari passu in any dividends declared and paid on the common stock on an as-converted to common stock basis, the diluted earnings per share are the same under both methods. Therefore the two-class method has been presented below.

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2013, the basic weighted average common shares outstanding include shares of Class A, Class A-1, and Class B common stock, but exclude Class D, Class E and Class F common stock as the holders of these classes are not entitled to dividends or distributions declared on common stock until the initial investments of the Company’s initial stockholders have been returned. The basic weighted average common shares outstanding also exclude Class G common stock, which do not participate in dividends or distributions. Class D and Class F common stock reached their automatic conversion date and were converted into Class B common stock in May 2014 and thus are no longer outstanding at June 30, 2014 (unaudited). The conversion did not increase total Class B shares outstanding.

The diluted net income (loss) per share calculations include shares of Class A, Class A-1, and Class B common stock, as well as warrants to purchase shares of Class A and Class C common stock where the warrant exercise price is below the fair value of the underlying common stock and therefore would have a dilutive effect. Stock options and unvested RSUs are excluded from the calculation of diluted net income (loss) per share because exercise or settlement of these awards will result in issuance of Class G common stock, which do not participate in dividends or distributions.

Class A-1 and Class B common stock are convertible at the option of the holders and automatically upon the closing of a qualified public offering into Class A common stock. Class C and G common stock shall automatically convert into Class A common stock upon the closing of a qualified public offering, so long as the conversion can occur within the limits of any U.S. federal statutory or regulatory laws with respect to ownership and control of U.S. airlines by non-U.S. citizens. The holders of Class D, Class E, and Class F common stock have certain conversion rights into Class A common stock upon the occurrence of a qualified public offering, sale or change in control of the Company, and death or disability of the holders of these classes of common stock. Also, Class D, Class E, and Class F common stock shall convert into shares of Class B, Class G, and Class B common stock, respectively, at certain automatic conversion dates. As of June 30, 2014 (unaudited), Class D and Class F common stock had reached their automatic conversion date and were converted into Class B common stock. The following table sets forth the computation of the Company’s basic and diluted net income (loss) per share attributable to common stock for the periods presented (in thousands, except per share data):

	For the Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
				(unaudited)
BASIC:
Net (loss) income	$(100,403)	$(145,388)	$10,144	$(37,539)	$14,629
Less: net income allocated to participating securities	—	—	(6,215)	—	(8,963)

Net (loss) income attributable to common shareholders	$(100,403)	$(145,388)	$3,929	$(37,539)	$5,666

Weighted average common shares outstanding	5,296,895	5,296,895	5,296,895	5,296,895	5,296,895

Basic net (loss) income per share	$(18.96)	$(27.45)	$0.74	$(7.09)	$1.07

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

	For the Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
				(unaudited)
DILUTED:
Net (loss) income	$(100,403)	$(145,388)	$10,144	$(37,539)	$14,629
Less: net income allocated to participating securities	—	—	(4,704)	—	(6,232)

Net (loss) income attributable to common shareholders	$(100,403)	$(145,388)	$5,440	$(37,539)	$8,397

Weighted-average common shares outstanding-basic	5,296,895	5,296,895	5,296,895	5,296,895	5,296,895
Add dilutive stock warrants outstanding	—	—	4,392,824	—	5,992,566

Weighted-average common shares outstanding-diluted	5,296,895	5,296,895	9,689,719	5,296,895	11,289,461

Diluted net (loss) income per share	$(18.96)	$(27.45)	$0.56	$(7.09)	$0.74

Weighted-average outstanding warrants to purchase 133.1 million, 151.7 million, 250.1 million, 199.2 million and 317.2 million shares of common stock were excluded from the calculation of diluted net income (loss) per share in 2011, 2012 and 2013, and for the six months ended June 30, 2013 (unaudited) and 2014 (unaudited), respectively, because their effect would have been anti-dilutive.

The unaudited pro forma basic and diluted net income per share for the year ended December 31, 2013 and the six months ended June 30, 2014 were computed to give effect to the issuance of the Company’s common stock, as well as the conversion of the Company’s convertible preferred stock, Class A common stock and non-Class A common stock into common stock as a result of the 2014 Recapitalization, using the if converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. The unaudited pro forma share amounts also include 1,650,000 shares of fully vested common stock that will be issued upon completion of this offering and that portion of the RSUs with respect to 2,595,000 shares of common stock that would have vested during the period if the offering had occurred on January 1, 2013. Stock-based compensation expense associated with the issuance of 1,650,000 shares of fully vested common stock and the expense associated with pre-IPO stock grants that vest upon completion of the IPO are not reflected as adjustments to pro forma net income in this pro forma presentation. If the qualifying event had occurred on June 30, 2014, the Company would have recorded $         million of stock-based compensation expense related to these stock awards. The unaudited pro forma net income includes stock-based compensation expense associated with the RSUs with respect to 2,595,000 shares of common stock to be granted upon completion of the IPO to the extent amounts would have been expensed during the period if the offering had occurred on January 1, 2013. The pro forma amounts also reflect the addback to net income of the interest expense recorded in the Company’s statement of operations as a result of the payment and conversion of the Related-Party Notes to common stock, as well as reduction for the interest expense on the Post-IPO Note, the annual commitment fee of 5.0%, and estimated other fees of 0.48% associated with the issuance and maintenance of the $100.0 million Letter of Credit Facility. See Note 2 for additional information.

Virgin America Inc.

Notes to Consolidated Financial Statements—(Continued)

	For the Year Ended December 31, 2013	For Six Months Ended June 30, 2014
	(unaudited)	(unaudited)
Net income as reported	$	$
Pro forma adjustment to reflect stock-based compensation associated with RSUs with respect to 2,595,000 shares of common stock granted upon this offering
Pro forma adjustment to reflect the addback of interest expense on the related-party notes as result of the payment and conversion of such notes to common stock
Pro forma adjustment to reflect the interest incurred on the Post-IPO Note
Pro forma adjustment to reflect the commitment and other fees incurred on the Letter of Credit Facility

Net income attributable to common stockholders used in pro forma net income per share calculation	$	$

Basic shares:

Weighted-average shares used to compute basic net income per share
Pro forma adjustment to reflect assumed issuance of common stock in exchange for the remaining principal plus accrued interest on certain related-party notes

Pro forma adjustment to reflect assumed issuance of common stock upon the exercise of warrants with exercise prices per share less than the Company’s initial public offering price and in exchange for cancellation of certain other related-party warrants

Pro forma adjustment to reflect assumed conversion of convertible preferred stock upon completion of the Company’s expected initial public offering
Pro forma adjustment to reflect assumed conversion of Class A common stock and non-Class A common stock upon completion of the Company’s expected initial public offering
Pro forma adjustment to reflect RSUs that vest upon the completion of this offering
Pro forma adjustment to reflect RSUs that begin vesting after the completion of this offering

Weighted-average shares used to compute basic pro forma net income per share

Diluted shares:
Weighted-average shares used to compute basic pro forma net income per share
Weighted-average effect of dilutive securities
Employee stock options
Restricted shares

Weighted-average shares used to compute diluted pro forma net income per share

Pro forma net income per share attributable to common stockholders:
Basic	$	$
Diluted	$	$

             Shares

Common Stock

Barclays	Deutsche Bank Securities

BofA Merrill Lynch	Cowen and Company	Goldman, Sachs & Co.

Imperial Capital	LOYAL3 Securities	Raymond James

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee. All the expenses below will be paid by Virgin America.

Item	Amount
SEC Registration fee		$14,812
FINRA filing fee		17,750
Initial NASDAQ listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer Agent and Registrar fees		*
Blue Sky fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Virgin America Inc. is a Delaware corporation. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Reference is also made to Section      of the underwriting agreement to be filed as Exhibit 1.1 hereto, which provides for indemnification by the underwriters of our officers and directors against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

During the last three years, the Company made sales of the following unregistered securities:

Warrant Agreements

In December 2011, the Company entered into warrant agreements with the Virgin Group and Cyrus Capital, pursuant to which it granted to the Virgin Group and Cyrus Capital warrants to purchase an aggregate of 19,250,000 shares of Virgin America common stock at an exercise price of $3.50 per share. The warrants expire in December 2041 and are only exercisable after they have been transferred in specified circumstances (provided that any exercise thereafter would not violate any U.S. statute or regulation concerning the ownership and control of a U.S. airline by non-U.S. citizens), or in connection with the settlement of such warrants to an underwriter in connection with a public offering.

In November 2012, the Company entered into warrant agreements with Frederick Reid, who served as the Company’s first Chief Executive Officer until December 2007, and Joyce Reid, his spouse, pursuant to which the Company granted to them warrants to purchase an aggregate of 175,000 shares of common stock at an exercise price of $5.00 per share and warrants to purchase an aggregate of 550,000 shares of common stock at an exercise price of $10.00 per share. Half of the shares under each of these warrants vested immediately, and the other half vests upon the occurrence of a liquidity event, including a public offering, subject to certain conditions. The warrants expire on January 12, 2040 or immediately after the earlier closing of a liquidity event, including a public offering, and are exercisable only upon the occurrence of a liquidity event, including a public offering, provided that any exercise would not violate any U.S. statute or regulation concerning the ownership and control of a U.S. airline by non-U.S. citizens. In September 2014, these warrants were cancelled unexercised.

In May 2013, in connection with the cancellation of a portion of the Company’s then outstanding related-party debt, the Company entered into warrant agreements with the Virgin Group and Cyrus Capital pursuant to which it granted (i) warrants to purchase an aggregate of 12,244,558 shares of Virgin America common stock at an exercise price of $2.50 per share to Cyrus Capital, (ii) warrants to purchase an aggregate of 155,455,440 shares of Virgin America common stock at an exercise price of $2.50 per share to the Virgin Group, and (iii) warrants to purchase an aggregate of 7,446,931 shares of Virgin America common stock at an exercise price of $0.01 per share to the Virgin Group. The warrants expire in May 2043 and are only exercisable after they have been transferred in specified circumstances (provided that any exercise thereafter would not violate any U.S. statute or regulation concerning the ownership and control of a U.S. airline by non-U.S. citizens) or in connection with the settlement of such warrants to an underwriter in connection with a public offering.

Note Purchase Agreements

In December 2011, the Company issued $150.0 million of senior secured notes to the Virgin Group and Cyrus Capital. In May 2013, the Virgin Group transferred the notes it acquired to Cyrus Capital. The notes purchased bear interest at a rate of 17.0% per annum, of which 8.5% is payable quarterly in arrears, and 8.5% is compounded annually. The principal and accrued interest on the notes become due on June 9, 2016 if not earlier repaid or redeemed. The notes are redeemable at the Company’s option at any time and at the lenders’ option upon a change of control or certain qualified sales. The Company is also required to redeem the notes upon the incurrence of any senior debt. The notes are secured by substantially all of the Company’s assets.

In May 2013, the Company issued $75.0 million of senior secured notes to the Virgin Group and Cyrus Capital. The notes bear interest at a rate of 17.0% per annum, compounded annually. The principal and accrued interest on the notes become due on June 9, 2016 if not earlier repaid or redeemed. The notes are redeemable at the Company’s option at any time and at the lenders’ option upon a change of control or certain qualified sales. The Company is also required to redeem the notes upon the incurrence of any senior debt. The notes are secured by substantially all of the Company’s assets.

Equity Awards and Common Stock

Since January 1, 2011, the Company issued and sold an aggregate of 13,992 shares of common stock upon the exercise of options issued to directors, officers, employees, consultants and service providers under the Company’s 2005 Stock Incentive Plan at a weighted-average exercise price of $1.72 per share for aggregate cash consideration of approximately $24,086.

Since January 1, 2011, the Company granted options to directors, officers, employees, consultants and service providers under the 2005 Stock Incentive Plan with respect to an aggregate of 7,064,760 shares of common stock, at a weighted-average exercise price of $2.01 per share.

Since January 1, 2011, the Company granted to its directors, officers, employees, consultants and other service providers an aggregate of 2,413,200 RSUs to be settled in shares of common stock under the Company’s 2005 Stock Incentive Plan.

Since January 1, 2011, the Company granted to its directors, including its chief executive officer, an aggregate of 3,366,431 RSUs to be settled in shares of common stock outside of the Company’s 2005 Stock Incentive Plan.

The Company’s board of directors has approved, contingent upon the completion of this offering, the grant to certain executive officers, members of its board of directors and other management of an aggregate of 2,595,000 RSUs, which will be subject to vesting, all of which will be settled in shares of common stock under the Company’s 2014 Equity Incentive Plan.

The Company’s board of directors has approved, contingent upon completion of this offering, the issuance of an aggregate of 1,650,000 shares of common stock to certain executive officers and other members of management.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Sections 3(a)(9) or 4(a)(2) of the Securities Act or Regulation D or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with Virgin America, to information about Virgin America.

There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.	Exhibits and Financial Statements

See the Exhibit Index, which follows the signature pages hereto and is incorporated herein by reference.

Item 17.	Undertakings

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser; and

(4) the undersigned will provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlingame, State of California, on the 10th day of October, 2014.

VIRGIN AMERICA INC.

By:	/s/ Peter D. Hunt
Peter D. Hunt
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* C. David Cush	President and Chief Executive Officer (principal executive officer and Director)	October 10, 2014

/s/ Peter D. Hunt Peter D. Hunt	Senior Vice President & Chief Financial Officer (principal financial and accounting officer)	October 10, 2014

* Donald J. Carty	Director and Chairman of the Board	October 10, 2014

* Samuel K. Skinner	Director and Vice Chairman of the Board	October 10, 2014

* Cyrus F. Freidheim, Jr.	Director	October 10, 2014

* Stephen C. Freidheim	Director	October 10, 2014

* Evan M. Lovell	Director	October 10, 2014

* Robert A. Nickell	Director	October 10, 2014

* John R. Rapaport	Director	October 10, 2014

* Stacy J. Smith	Director	October 10, 2014

*By:	/s/ Peter D. Hunt
Peter D. Hunt
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1**	Amended and Restated Certificate of Incorporation of Virgin America Inc.

3.2*	Form of Amended and Restated Certificate of Incorporation of Virgin America Inc., to be in effect immediately prior to the offering

3.3**	Amended and Restated Bylaws of Virgin America Inc.

3.4**	Form of Amended and Restated Bylaws of Virgin America Inc., to be in effect upon completion of the offering

3.5**	Form of Amended and Restated Certificate of Incorporation of Virgin America Inc., to be in effect upon completion of the offering

4.1*	Specimen Common Stock Certificate

5.1*	Opinion of Latham & Watkins LLP

10.1**†	General Terms Agreement No. CFM-04-0012B, dated as of June 14, 2004, between Best Air Holdings, Inc. and CFM International, Inc., as amended by Amendment No. 1, dated November 18, 2005, and as supplemented by Letter Agreement No. 1 dated June 14, 2004 (as amended by Amendment No. 1 to Letter Agreement No. 1, dated October 10, 2005, Amendment No. 2 to Letter Agreement No. 1, dated August 2, 2006, Amendment No. 3 to Letter Agreement No. 1, dated October 8, 2010 and Amendment No. 4 to Letter Agreement No. 1, dated December 29, 2010), Letter Agreement No. 2-2 dated November 1, 2013, Letter Agreement No. 4 dated November 9, 2010, Letter Agreement No. 5 dated April 18, 2011 (as amended by Amendment No. 1 to Letter Agreement No. 5, dated December 20, 2012) and Letter Agreement No. 6 dated October 3, 2011 (as amended by Amendment No. 1 to Letter Agreement No. 6, dated December 20, 2012)

10.2**†	Amended and Restated Engine Services Agreement, dated as of October 22, 2008, between Virgin America Inc. and GE Engine Services, Inc., as amended by Amendment No. 1, dated July 24, 2009, Amendment No. 2, dated November 29, 2010, Amendment No. 3, dated March 21, 2011, Amendment No. 4, dated April 18, 2011 and Amendment No. 5, dated January 8, 2013

10.3**†	Rate Per Flight Hour Agreement for Engine Shop Maintenance Services, dated as of October 1, 2011, between Virgin America Inc. and CFM International, Inc., as amended by Amendment No. 1, dated December 20, 2012

10.4**†	Signatory Agreement, dated as of November 5, 2009, between Virgin America Inc. and U.S. Bank National Association, as amended by First Amendment, effective as of July 25, 2013 and Second Amendment, dated February 3, 2014

10.5**†	Signatory Agreement, dated as of August 14, 2012 between Virgin America Inc. and Elavon Financial Services Limited

10.6**†	Signatory Agreement, dated as of June 1, 2010 between Virgin America Inc. and U.S. Bank National Association

10.7**†	Signatory Agreement, dated as of June 1, 2010 between Virgin America Inc. and Elavon Canada Company

10.8**†	Payment Processing Support Services Agreement, dated as of January 20, 2014 by and between Elavon, Inc. and Virgin America Inc.

10.9**†

Terms and Conditions of Worldwide Acceptance of the American Express Card by Airlines, dated as of September 1, 2006, by and between Virgin America Inc. and American Express Travel Related Services Company, Inc.

10.10*	Form of Registration Rights Agreement, among Virgin America Inc. and certain of its stockholders

10.11†	Co-Brand Credit Card Program Agreement, dated as of May 16, 2013, by and between Virgin America Inc. and Comenity Capital Bank

Exhibit No.	Description of Exhibit

10.12**	Trade Mark License Agreement, dated as of April 9, 2007, by and among Virgin America Inc., VAL Trademark Three Limited and Virgin Enterprises Limited, as amended by Amendment No. 1 dated March 1, 2013

10.13**	Trade Mark License Agreement, dated as of November 24, 2008, by and among Virgin America Inc., Virgin Enterprises Limited, Virgin Money Investment Holdings Limited and Virgin Money Investment Group Limited

10.14**	Office Lease Agreement, dated as of December 9, 2005, between CA-Bay Park Plaza Limited Partnership and Virgin America Inc., as amended by First Amendment, dated as of July 1, 2009, Second Amendment, dated as of March 1, 2010, Third Amendment, dated as of November 5, 2010, Fourth Amendment, dated as of March 28, 2011, Fifth Amendment, dated as of January 23, 2012, Sixth Amendment, dated as of July 31, 2012 and Seventh Amendment, dated as of January 29, 2014

10.15**†	A320 Aircraft Purchase Agreement, dated as of December 29, 2010, between Airbus S.A.S. and Virgin America Inc., as amended by Amendment No. 1 dated as of March 23, 2011 (as supplemented by Letter Agreement No. 1 to Amendment No. 1, dated March 23, 2011), Amendment No. 2 dated as of September 30, 2011 (as supplemented by Letter Agreement No. 1 to Amendment No. 2, dated September 30, 2011), Amendment No. 3 dated as of December 14, 2012 (as supplemented by Letter Agreement No. 1 to Amendment No. 3, dated December 14, 2012 and Letter Agreement No. 2 to Amendment No. 3, dated December 14, 2012), Amendment No. 4 dated as of October 1, 2012 and Amendment No. 5 dated as of December 14, 2012 (as supplemented by Letter Agreement No. 1 to Amendment No. 5, dated December 14, 2012), and as supplemented by Letter Agreement No. 1 dated as of December 29, 2010, Letter Agreement No. 2 dated as of December 29, 2010, Letter Agreement No. 3 dated as of December 29, 2010, Letter Agreement No. 4 dated as of December 29, 2010, Letter Agreement No. 5A dated as of December 29, 2010, Letter Agreement No. 5B dated as of December 29, 2010, Letter Agreement No. 5C dated as of December 29, 2010, Letter Agreement No. 5D dated as of December 29, 2010, Letter Agreement No. 5E dated as of December 29, 2010, Letter Agreement No. 5F dated as of December 29, 2010, Letter Agreement No. 6 dated as of December 29, 2010, Letter Agreement No. 7 dated as of December 29, 2010, Letter Agreement No. 8 dated as of December 29, 2010, Letter Agreement No. 9 dated as of December 29, 2010, Letter Agreement No. 10 dated as of December 29, 2010

10.16**+	Amended and Restated 2005 Virgin America Inc. Stock Incentive Plan

10.17**+	Form of Stock Option Agreement under 2005 Stock Incentive Plan

10.18**+	Form of Restricted Stock Unit Agreement under 2005 Stock Incentive Plan

10.19*+	Virgin America Inc. 2014 Equity Incentive Award Plan

10.20*+	Form of Stock Option Agreement under 2014 Equity Incentive Award Plan

10.21*+	Form of Restricted Stock Agreement under 2014 Equity Incentive Award Plan

10.22*+	Form of Restricted Stock Unit Agreement under 2014 Equity Incentive Award Plan

10.23*+	Employee Stock Purchase Plan

10.24**+	Offer Letter by and between Virgin America Inc. and David Cush dated as of December 18, 2007

10.25**+	Offer Letter by and between Virgin America Inc. and Frances Fiorillo dated as of January 20, 2006

10.26**+	Offer Letter by and between Virgin America Inc. and Steve Forte dated as of March 15, 2013

10.27**+	Offer Letter by and between Virgin America Inc. and Peter Hunt dated as of May 26, 2011

10.28**+	Offer Letter by and between Virgin America Inc. and John MacLeod dated as of July 18, 2012

10.29**+	Offer Letter by and between Virgin America Inc. and John Varley dated as of June 22, 2010

10.30*+	Form of Change in Control and Severance Agreement

10.31**+	Management Incentive Compensation Plan

Exhibit No.	Description of Exhibit

10.32**	Form of Indemnification Agreement between Virgin America Inc. and its directors and executive officers

10.33**

Second Amended and Restated Note Purchase Agreement, dated as of December 9, 2011, among Virgin America Inc., Virgin Management Limited, VA Holdings (Guernsey) LP and the Bank of Utah, as collateral agent, as amended by Amendment No. 1, dated as of May 10, 2013

10.34**

Second Amended and Restated Additional Note Purchase Agreement, dated as of December 9, 2011, among Virgin America Inc., Virgin Management Limited, VA Holdings (Guernsey) LP, the Cyrus Parties (as defined therein) and the Bank of Utah, as collateral agent, as amended by Amendment No. 1, dated as of May 10, 2013

10.35**

Amended and Restated Third Note Purchase Agreement, dated as of December 9, 2011, among Virgin America Inc., Virgin Management Limited, VA Holdings (Guernsey) LP, the Cyrus Parties (as defined therein) and the Bank of Utah, as collateral agent, as amended by Amendment No. 1, dated as of May 10, 2013

10.36**

Fourth Note Purchase Agreement, dated as of December 9, 2011, among Virgin America Inc., Virgin Management Limited, the Cyrus Parties (as defined therein) and the Bank of Utah, as collateral agent, as amended by Amendment No. 1, dated as of May 10, 2013

10.37**	Fifth Note Purchase Agreement, dated as of May 10, 2013, among Virgin America Inc., Virgin Management Limited, the Cyrus Parties (as defined therein) and the Bank of Utah, as collateral agent

10.38**	Amended and Restated Second Closing Warrant Agreement, dated as of January 12, 2010, among Virgin America Inc., Carola Holdings Limited and VAI Management, LLC

10.39**	Amended and Restated Third Closing Warrant Agreement, dated as of January 12, 2010, among Virgin America Inc., Carola Holdings Limited and VAI Management, LLC

10.40**	Fifth Closing Warrant Agreement, dated as of January 12, 2010, between Virgin America Inc. and Carola Holdings Limited

10.41**	Fifth Closing Investor LLC-MBO LLC Warrant Agreement, dated as of January 12, 2010, among Virgin America Inc., Cyrus Aviation Investor, LLC and VAI MBO Investors, LLC

10.42**	Fifth Closing Investor LLC Warrant Agreement, dated as of January 12, 2010, between Virgin America Inc. and Cyrus Aviation Investor, LLC

10.43**	Form of Sixth Closing Warrant Agreement, between Virgin America Inc. and certain entities affiliated with or related to Cyrus Capital Partners, L.P.

10.44**	Form of Seventh Closing Warrant Agreement, between Virgin America Inc. and certain entities affiliated with Virgin Group Holdings Limited

10.45**	Form of Seventh Closing Warrant Agreement, between Virgin America Inc. and certain funds affiliated with or related to Cyrus Capital Partners, L.P.

10.46**	Form of Recapitalization Agreement among Virgin America Inc. and certain of its stockholders

10.47**	Form of Note Purchase Agreement between Virgin America Inc. and Virgin Management Limited

10.48**	Form of Letter of Credit Reimbursement Agreement between Virgin America Inc. and Virgin Holdings Limited

10.49**	Form of Letter Agreement between Virgin America Inc. and certain affiliates of Virgin Group Holdings Limited

10.50**	Form of Amended and Restated Virgin America Trade Mark License among Virgin America Inc., Virgin Aviation TM Limited and Virgin Enterprises Limited

14.1*	Form of Code of Business Conduct and Ethics

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

Exhibit No.	Description of Exhibit

24.1**	Power of Attorney

*	To be filed by amendment.
**	Previously filed.
+	Indicates a management contract or compensatory plan or arrangement.
†	Confidential treatment has been requested for certain portions of this Exhibit pursuant to Rule 406 under the Securities Act, which portions are omitted and filed separately with the Securities and Exchange Commission.